CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK "[******]."

November 20, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attn:	Maryse Mills-Apenteng, Special Counsel Katherine Wray, Attorney-Advisor Jaime John, Staff Accountant Patrick Gilmore, Branch Chief—Accounting Barbara C. Jacobs, Assistant Director
	Re:	GFI Software S.A. Registration Statement on Form F-1 File No. 333-184731

Ladies and Gentlemen:

We are submitting this letter on behalf of GFI Software S.A. (the "Company") to provide information requested by the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in connection with its review of the Company's Registration Statement on Form F-1 (File No. 333-184731) (the "Form F-1"). Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company's request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The purpose of this letter is to provide the Staff with completed pro forma presentations and disclosures using the midpoint of the current estimated price range (the "estimated price range"). An estimated price range was previously provided to the Staff in that certain letter, dated November 12, 2012, from the undersigned on behalf of the Company to the Staff. Such pro forma presentations and disclosures are included in the draft Form F-1 attached hereto as Exhibit A (the "Draft Form F-1"). In addition, to facilitate the Staff's review of the Company's Amendment No. 1 to Form F-1 filed concurrently herewith via EDGAR, we have marked the Draft Form F-1 against the Company's most recent Form F-1 filing on November 2, 2012. Given the inherent volatility and uncertainty in the capital markets, the estimated price range may change; however, it represents the best estimate of the price range as of the date of this letter.

1

Please do not hesitate to contact me by telephone at (212) 728-8981 or by email at melwyn@willkie.com, with any questions or comments regarding this correspondence.

Very truly yours,
/s/ MORGAN D. ELWYN
Morgan D. Elwyn, Esq. Willkie Farr & Gallagher LLP

2

EXHIBIT A

(see attached)

As filed with the Securities and Exchange Commission on November 20, 2012.

Registration No. 333-184731

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GFI Software S.A.
(Exact name of registrant as specified in its charter)

Luxembourg (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	98-0631596 (I.R.S. Employer Identification No.)

7A, rue Robert Stümper
L-2557 Luxembourg
Grand Duchy of Luxembourg
+352 2786-0231
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

GFI USA, Inc.
15300 Weston Parkway
Cary, NC 27513
(919) 297-1350
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Gordon R. Caplan, Esq. Gregory B. Astrachan, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	William V. Fogg, Esq. Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common shares, nominal value €0.01	$100,000,000	$13,640

(1)    Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)    Includes common shares that the underwriters have an option to purchase solely to cover over-allotments.

(3)    Previously paid

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Prospectus (subject to completion)
Issued                            , 2012

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

GFI Software S.A.

Common shares

This is the initial public offering of GFI Software S.A., a joint stock company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg. We are offering [******] common shares. This is our initial public offering, and no public market currently exists for our common shares. We anticipate that the initial public offering price will be between $[******] and $[******] per common share. After the offering, the market price for our common shares may be outside this range.

We have applied to list our common shares on the New York Stock Exchange under the symbol "GFIS."

We are an "emerging growth company" under applicable federal securities laws.

Investing in our common shares involves a high degree of risk. See "Risk factors" beginning on page 15.

PRICE $     A SHARE

	Price to public	Underwriting discounts and commissions	Proceeds to GFI Software S.A.

Per share	$	$	$
Total	$	$	$

We have granted the underwriters an option to purchase up to [******] additional common shares to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to investors on or about                           , 2012.

J.P. MORGAN	CREDIT SUISSE	JEFFERIES

STIFEL NICOLAUS WEISEL
BMO CAPITAL MARKETS
NEEDHAM & COMPANY
OPPENHEIMER & CO.

The date of this prospectus is                           , 2012.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus, or other date stated in this prospectus, only. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context requires otherwise, references to "GFI," the "Company," "we," "our" and "us" in this prospectus refer to GFI Software S.à r.l. and its subsidiaries on a consolidated basis prior to the completion of our corporate reorganization and to GFI Software S.A. and its subsidiaries on a consolidated basis as of the completion of our corporate reorganization and thereafter. References to the "registrant" refer solely to GFI Software S.à r.l. prior to the completion of the corporate reorganization and to GFI Software S.A. as of the completion of the corporate reorganization and thereafter, and references to the "Board" refer to our board of managers prior to the completion of the corporate reorganization and to our board of directors as of the completion of the corporate reorganization and thereafter. References to "dollar," "dollars," "U.S. dollars," or "$" in this prospectus are to the lawful currency of the United States of America, references to "euro," "euros" or "€" are to the single unified currency of the European Monetary Union, and references to "pound sterling," "pounds sterling" or "£" are to the official currency of the United Kingdom.

i

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common shares. You should read the entire prospectus carefully, especially the risks related to our business, our industry and investing in our common shares that we describe under "Risk factors," and our financial statements and the related notes included in this prospectus, before deciding to invest in our common shares.

Our customers include individual consumers and business customers. We define business customers as customers (other than individual consumers) that have purchased one or more of our products under a unique customer identification number within the past three years. Because the nature of our business involves a large number of small transactions, if we receive orders from multiple subsidiaries of one parent company, we treat each of those subsidiaries as a separate customer. In calculating the number of our customers, we include customers of businesses that we owned during the entire measurement period as well as customers of businesses acquired during the measurement period, assuming that we had owned those businesses throughout the entire measurement period.

The presentation of our financial information is affected by our corporate history. See "—Special note regarding our corporate history and the presentation of our financial information."

GFI Software S.A.

Overview

We are a global provider of collaboration, IT infrastructure and managed service provider software solutions designed for small and medium-sized businesses, or "SMBs." Our solutions enable SMBs (defined as organizations with fewer than 1,000 employees) to easily manage, secure and access their IT infrastructure and business applications. SMBs currently face many challenges, including increasing IT complexity, intensifying security risks and greater workforce mobility. We address these challenges with simple yet powerful software solutions that are easily deployed and deliver significant value to our customers. Our high-volume go-to-market model simplifies the process for SMBs to discover, evaluate, procure and deploy our solutions. Our customer base has grown from over 89,000 business customers as of December 31, 2008 to over 281,000 business customers in over 180 countries as of September 30, 2012 and is highly diversified, with no single customer accounting for greater than 1% of our total Billings in 2009, 2010 or 2011 or in the first nine months of 2012.

Our offerings address the most prevalent problems, or "pain points," faced by SMBs and are differentiated by their ease-of-use, rapid time-to-value, ease-of-deployment, focus on core customer challenges and excellent technical support. We currently offer solutions in the following core markets:

Collaboration.    TeamViewer, our easy-to-use online collaboration product, provides multi-user web-conferencing, desktop and file sharing and secure remote control and access to any Internet-connected device on which it is activated. TeamViewer is free for non-commercial use and must be purchased for commercial use—a freemium model that resulted in over 120 million TeamViewer activations during 2011 and over 105 million in the nine months ended September 30, 2012.

IT infrastructure.    Our IT infrastructure solutions enable SMBs to easily manage and secure their applications, networks and computing systems. Our solutions include network monitoring, server and asset management, log management, web and email security, vulnerability assessment, antivirus, patch management and fax server software, and are offered through both on-premise and cloud-based deployment.

Managed service provider.    GFI MAX, one of our cloud-based platforms, is licensed directly to managed service providers, or "MSPs," which include third-party service providers, IT support vendors, and certain value-added resellers, or "VARs," enabling them to configure, monitor, manage and secure their customers' IT infrastructure through the cloud. GFI MAX provides MSPs with access to what we believe to be one of the industry's broadest and most affordable portfolios of managed services solutions.

Our differentiated business model and global distribution platform allow us to cost-effectively sell to SMBs in nearly every region of the world. We operate a scalable, data-driven online marketing model targeted at the end-users of our solutions, using focused marketing campaigns to drive prospective customers to our websites and to our partners. In addition, we cost-effectively reach SMBs with fewer than 30 employees via MSPs, who are increasingly providing remote support services to smaller SMBs that often do not have their own in-house IT staff. We leverage blogs, social media and custom content sites to create online communities that enable our existing and prospective customers to connect directly and share information. Our customers purchase our solutions from our e-commerce sites and inside sales team, and through channel partners. We offer downloadable, full-featured, free versions of most of our products for a designated trial period. This approach allows prospective customers to experience the full range of benefits of our solutions prior to making their initial purchase and distinguishes us from the high-cost, up-front sales approach employed by many enterprise software vendors.

Our past financial performance has been characterized by significant Billings growth and strong operating cash flows. For the years ended December 31, 2011 and 2010, our Billings were $200.2 million and $143.5 million, respectively, representing year-over-year growth of 40%. For the nine months ended September 30, 2012 and 2011, our Billings were $158.9 million and $140.5 million, respectively, representing period-over-period growth of 13%. We define our methodology for calculating Billings, a non-IFRS financial metric, and provide a reconciliation to the most comparable IFRS metric, revenue, under "Selected consolidated financial data—Supplemental information." We generated cash flow from operations of $59.9 million and $55.0 million for the years ended December 31, 2011 and 2010, respectively, and $26.2 million and $45.1 million for the nine months ended September 30, 2012 and 2011, respectively. We incurred net losses of $51.9 million and $28.3 million for the years ended December 31, 2011 and 2010, respectively, and $35.3 million and $29.4 million for the nine months ended September 30, 2012 and 2011, respectively. In 2011, approximately 41% of our Billings were derived from the Americas, 53% of our Billings were derived from Europe, the Middle East and Africa, and 6% of our Billings were derived from Asia-Pacific.

Our industry

Trends driving our market opportunity

SMBs comprise an increasingly large and important part of the global economy. In a 2010 report, IDC estimated that there are approximately 73 million SMBs worldwide, which represents over 99% of all businesses. In today's highly competitive global marketplace, SMBs are increasingly investing in IT to drive revenue growth, improve productivity and efficiency, and deliver superior products and services. SMB spending on packaged software is forecast by IDC to grow from $132.5 billion in 2011 to $186.6 billion in 2016. As per a June 2012 IDC report, the total worldwide packaged software market in 2011 was $325 billion, implying that SMB spending constitutes 41% of the total software market.

Despite their benefits, many existing IT solutions were designed to address the needs of larger enterprises and are often impractical to implement within SMBs. Several key growth drivers are speeding the adoption of SMB-tailored solutions:

Increasingly mobile and connected workforce needs anytime/anywhere collaboration tools.    Workers are spending less time in traditional office environments and more time telecommuting and traveling, which is driving demand for remote connectivity and collaboration solutions. A December 2011 IDC report forecasts the global mobile worker population to increase from 1 billion in 2010 to 1.3 billion in 2015, representing approximately 37% of the projected 2015 worldwide workforce.

Proliferation of internet-enabled devices.    A September 2012 IDC report estimates that there were 494 million smartphones shipped globally in 2011, and forecasts that number to increase to 1.3 billion in 2016, representing a compound annual growth rate, or "CAGR," of 21%. As the use of Internet-enabled devices accelerates and businesses allow users to utilize their personal devices in the workplace, SMBs must support, manage and secure an increasing number of platforms.

Increasing adoption of cloud-based solutions.    SMBs continue to expand their use of cloud computing services and software-as-a-service, or "SaaS," solutions to reduce the time and costs associated with installing, configuring and maintaining traditional IT solutions. According to a March 2011 IDC report, SMB cloud computing spending will reach $31.7 billion by 2014.

Consumerization of IT.    Individuals are spending more time interacting with intuitive, easy-to-use web-based software and services that increase productivity and efficiency in their personal lives. These experiences have consequently increased business users' expectations that they should be able to rapidly access, install and interact with powerful, easy-to-use corporate IT solutions.

Increasing use of managed service providers.    Many smaller SMBs rely on MSPs to manage their IT infrastructure. We believe there are over 200,000 VARs globally, and that the percentage of VARs who are moving to an MSP business model is growing rapidly.

Increasing IT security threats.    The broad adoption by SMBs of cloud-based applications, wireless networks, portable storage and wireless devices has eroded traditional network boundaries and increased the risk of potential attacks. Malware threats have continued to increase in both number and complexity as hackers have become more sophisticated and motivated by the potential for illegally generated profits or the desire to cause disruption or reputational harm to the organizations they target.

Rapid IT adoption within emerging markets.    According to a Gartner March 2012 report, SMB IT spending in developing regions including Greater China, Emerging Asia-Pacific, Latin America, the Middle East and Africa will grow from $169.0 billion in 2011 to $253.7 billion in 2016.

Limitations of existing solutions

We believe that many competing solutions fail to meet the needs of SMBs due to a number of limitations:

Product complexity.    Traditional enterprise software vendors often sell highly complex solutions designed for large enterprises into the SMB market, such as enterprise-class management frameworks, that are unduly complex, impractical and typically not required for SMB customers.

Procurement complexity.    The procurement of many enterprise software solutions is often impractical for SMBs and requires significant time for solution design, pricing and contract negotiation and implementation.

Total cost of ownership.    Enterprise software vendors often charge substantial license fees for their solutions and can require significant hardware, training and professional services expenditures for initial deployment and substantial maintenance and additional professional services costs in later years.

Poor customer service and support.    We believe that SMB customers often receive inadequate technical support from enterprise software vendors due to the smaller size and associated revenue of their software deployments. Similarly, smaller software vendors often lack the resources to meet their customers' support needs.

Lack of product integration.    Many of our competitors in the SMB space have assembled their solutions through acquisition but have made limited or no progress in integrating the acquired products and technologies or in streamlining their product lines, resulting in a fragmented and limited user experience.

Our solutions

We have designed our solutions to enable SMBs to easily and cost-effectively monitor, manage and secure their IT infrastructure and business applications. We believe that the key differentiators of our solutions include:

Purpose-built solutions for SMBs.    By focusing on SMBs, we believe that we better understand their requirements and more effectively deliver highly differentiated technology to address their needs across multiple product categories.

Highly intuitive software.    The easy-to-use and intuitive interfaces of our solutions not only provide the specific functionality that our customers require, but also accelerate their adoption and realization of value.

Low total cost of ownership.    Our solutions have a low up-front average selling price of less than $500, to decrease procurement risk and reduce the length of the sales cycle. Our solutions can be downloaded and implemented in a self-service manner and are designed so that they do not require professional services.

SaaS platform approach.    We offer a cloud-based, SaaS platform that allows customers to implement our solutions in a modular fashion, enabling them to rapidly solve immediate business needs.

Flexible deployment and licensing alternatives.    Depending on the solution and market, we support different deployment, usage and licensing arrangements, which we believe increases our potential market opportunity.

Our business model

Our differentiated business model is designed to accelerate the adoption of our solutions by reducing the time and cost of implementation for our customers. At the same time, our sales strategy enables large sales volumes and efficient distribution. Our business model is characterized by the following attributes:

High-velocity global distribution.    We offer all of our products via download directly from our website to maximize our distribution reach and to reduce sales and marketing expense. We support our Internet-based distribution with an inside sales force and an indirect partner network of over 25,000 channel partners acting as resellers worldwide.

Downloadable, full-featured, free solutions offered for a designated trial period.    To facilitate the adoption of our solutions, we seek to reduce the time and expense required to purchase, implement and test our products. We offer downloadable, full-featured, free versions of most of our products for a designated trial period.

Simple product adoption.    Our solutions are designed to address the specific needs of our customers, providing a clear value proposition to reduce our customers' total cost of ownership. In addition, our solutions are easy to install and do not require professional services—features which allow our customers to quickly address their particular IT challenges.

Data-driven management.    We have developed systems and processes that enable us to closely monitor and manage the results of our business. We continually monitor and analyze customer traffic and purchasing patterns to improve service levels, enhance our marketing strategy and drive better business decisions.

Substantial viral network effects.    TeamViewer benefits from significant viral network effects. As the number of users of TeamViewer has expanded and consumer awareness of the product has grown, adoption has continued to increase. Growth in the number of TeamViewer users increases the value of the network, contributing to the viral adoption of the product.

Leveraged technology development.    Wherever possible, we share technologies and best practices throughout our global research and development organization, decreasing our costs of development.

Our growth strategy

Our objective is to extend our position as a leading provider of software solutions to SMBs. To accomplish this, we intend to:

Expand our customer base.    We intend to continue the rapid expansion of our customer base through our specialized global distribution model. Our current customer base of over 281,000 business customers represents less than 0.5% of global SMBs (defined as organizations with fewer than 1,000 employees worldwide). We will aggressively promote our solutions and encourage new businesses and consumers to try our solutions.

Expand our distribution channels.    We intend to increase the sales of our solutions through our 25,000 existing channel partners and to continue to add channel partners. We seek to significantly expand our indirect channel across the globe to maximize our distribution capabilities.

Accelerate our revenue growth in targeted geographies.    We believe that we have a substantial opportunity to accelerate our revenue growth in largely untapped emerging markets such as Asia-Pacific, Latin America and Eastern Europe by increasing our sales, marketing and support operations in these regions. Additionally, we see further growth opportunities in the United States, as our U.S. subsidiaries generated less than half of our global revenue in 2011 and in the first nine months of 2012.

Develop and extend new software and SaaS products.    We plan to increase our investment in product development in order to develop new, complementary solutions while continuing to enhance the functionality of our current solutions. Recent development initiatives include the addition of a scalable web presentation/meeting mode to TeamViewer, a significant upgrade to our VIPRE line of products and the introduction of our VIPRE Mobile Security for Android offering.

Leverage GFI MAX platform to expand our reach.    GFI MAX is our cloud-based platform that enables MSPs to deliver remote IT management, monitoring and security to their SMB customers on an outsourced basis. The GFI MAX platform enables us to easily integrate and deliver additional products as a single, cohesive solution at an attractive, small incremental fee to new and existing devices under management. In addition, in the third quarter of 2012, we launched a new product for SMBs, GFI Cloud, that utilizes the approach and architecture that underlie the GFI MAX platform.

Increase sales to existing customers.    As of September 30, 2012, excluding our VIPRE product for consumer use, only approximately 10% of our customers have purchased two of our products, and less than 3% have purchased three or more of our products. We intend to expand our revenue from our existing customers by cross-selling other solutions and selling additional licenses and upgrades.

Pursue strategic acquisitions.    We will continue to pursue strategic acquisitions that complement our existing solutions and business model and extend our position among SMBs.

Risks related to our business

Our business is subject to a number of risks that you should understand before making an investment decision. These risks are discussed more fully under the section entitled "Risk factors" and include, but are not limited to, the following:

•
the markets in which we compete are highly competitive and we could be unable to compete effectively;

•
if the markets for collaboration, IT infrastructure and MSP software solutions do not grow, our business and operating results will be harmed;

•
if we are unable to generate significant volumes of sales leads, in particular from Internet search engines and other online marketing campaigns, traffic to our website could decrease and, as a result, our revenue could decrease;

•
we rely on third-party channel partners acting as resellers to generate a material portion of our revenue and if our partners fail to perform, our ability to sell our solutions will be negatively impacted and our operating results will be harmed;

•
our independent auditors have communicated several material weaknesses in our internal control over financial reporting, and these material weaknesses could impair our ability to comply with the accounting and reporting requirements applicable to public companies;

•
our majority shareholder, investment funds affiliated with Insight Venture Management, LLC, or "Insight," will beneficially own approximately [******]% of our outstanding common shares following this offering (or [******]% if the underwriters' over-allotment option is exercised in full), thereby allowing Insight to control our management and affairs and matters requiring shareholder approval;

•
our quarterly operating results could fluctuate significantly, which makes our future results difficult to predict and makes period-to-period comparisons potentially not meaningful;

•
we have a limited operating history as a combined entity, have experienced rapid growth in recent periods, and may be unable to manage our growth effectively;

•
we may not be able to reliably predict our Billings, revenue, earnings or cash flow, even in the near term;

•
the success of our business depends on our ability to protect and enforce our intellectual property rights;

•
our products, including products obtained through acquisitions, could infringe third-party intellectual property rights, which could result in material litigation costs;

•
if we fail to develop our brands cost-effectively, or if we fail to maintain the integrity and reputation of our brands, our financial condition and operating results might suffer; and

•
if we are unsuccessful in developing and selling new products and product enhancements, our business and operating results will be harmed.

In addition, we are subject to risks related to our international operations, our corporate structure and our status as a foreign private issuer. In connection with your investment decision, you should review the section of this prospectus entitled "Risk factors."

Corporate reorganization

Prior to October 24, 2012, we conducted our business through GFI Software S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée) and its direct and indirect subsidiaries. The registrant does not engage in any operations and has only nominal assets, other than a 100% interest in TV GFI Holding Company S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée), which itself does not engage in any operations or own any material assets, other than a 100% direct or indirect interest in our operating subsidiaries. On October 24, 2012, in anticipation of this offering, we completed a corporate reorganization that involved, among other things, the conversion of the registrant into a Luxembourg joint stock company (société anonyme), becoming GFI Software S.A. Investors in this offering will only receive, and this prospectus only describes the offering of, common shares of GFI Software S.A.

On November 14, 2012, in anticipation of this offering and pursuant to a meeting of the shareholders held in accordance with Luxembourg law, the shareholders of the registrant effected a 1-for-3 reverse stock split, or "share merger" under Luxembourg law, pursuant to which the number of issued and outstanding common shares of the registrant was reduced from 110,655,881 to 36,885,288, with each shareholder's respective shares being proportionately reduced. We sometimes refer to the share merger herein as the "split."

Our corporate information

The registrant was incorporated under the name Crystal Indigo S.à r.l. as a limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg in June 2009 and thereafter changed its name to TV Holding S.à r.l. in July 2009. On July 27, 2011, TV Holding S.à r.l. changed its name to GFI Software S.à r.l. On October 24, 2012, in anticipation of this offering, the registrant was converted into a Luxembourg joint stock company (société anonyme), becoming GFI Software S.A. as part of the corporate reorganization described in further detail under the section entitled "Corporate reorganization" included elsewhere in this prospectus. Our principal executive offices are located at 7A, rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg. Our telephone number is +352 2786-0231. The address of our website is http://www.gfi.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

All of the activities of the registrant are conducted through various subsidiaries, which are organized and operated according to the laws of their country of incorporation.

"GFI Software," "GFI," "TeamViewer," "VIPRE," "GFI MAX," "GFI WebMonitor," "GFI MailSecurity," "GFI EventsManager," "FaxMaker," "LanGuard," "GFI MailEssentials," and "VIPRE Mobile," among others, are our trademarks in various jurisdictions. This prospectus may also refer to brand names, trademarks, service marks and trade names of other companies and organizations, and those brand names, trademarks, service marks and trade names are the property of their respective owners.

Special note regarding our corporate history and the presentation of our financial information

Our corporate existence began in 1999 when GFI Software LTD was formed as an international business company in the British Virgin Islands with operations in Malta. In May 2005, GFI Software LTD and its subsidiaries were indirectly acquired by GFI Acquisition Company Ltd., or "GFI Acquisition," an entity controlled by Insight, our majority shareholder.

The registrant was formed in June 2009. In July 2009 certain other investment funds affiliated with Insight indirectly acquired control of the registrant and, through a series of transactions, the registrant became the parent holding company of TeamViewer GmbH and its affiliates. In November 2010, at the direction of Insight, GFI Acquisition was merged with and into the registrant. We refer to this transaction as the "Merger." The Merger resulted in the consolidation of GFI Acquisition and its subsidiaries and the registrant and its subsidiaries under one organizational structure.

Because both GFI Acquisition and the registrant had been under the common control of Insight since July 2009, the Merger is considered for accounting purposes to be a reorganization of entities under common control and the pooling of interest method of accounting has been used in the presentation of our consolidated financial statements. Accordingly, our consolidated financial statements present our results and changes in equity as if the Merger had occurred upon Insight's acquisition of the registrant on July 29, 2009. For periods prior to Insight's acquisition of the registrant, our financial statements present the consolidated results and changes in equity solely of GFI Acquisition and its subsidiaries.

The offering

Common shares offered by us	[******] shares
Over-allotment option	We have granted the underwriters an option to purchase up to [******] additional common shares to cover over-allotments.
Common shares to be outstanding immediately after this offering	[******] shares ([******] shares if the over-allotment option is exercised in full)
Use of proceeds	We presently intend to use approximately $18.3 million of the net proceeds of this offering to repay debt and related interest and the remainder for working capital and general corporate purposes.

A $1.00 increase (decrease) in the assumed initial offering price of $[******] per share would increase (decrease) the net proceeds of this offering to be received by us by approximately $[******] million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. For each $1.00 increase (decrease), we would anticipate increasing (decreasing) our investment in our business accordingly.
See "Use of proceeds."
Dividend Policy	We do not expect to pay any cash dividends in the foreseeable future. See "Dividend policy."
Risk Factors	You should carefully read the "Risk factors" section of this prospectus for a discussion of factors that you should consider before deciding to invest in our common shares.
Proposed NYSE Symbol	"GFIS"

The number of our common shares to be outstanding after this offering is based on 36,885,288 common shares outstanding as of November 19, 2012 and excludes:

•
4,034,585 common shares issuable upon exercise of options outstanding as of November 19, 2012, at a weighted average exercise price of $16.06 per share, of which 1,456,184 options are exercisable as of such date; and

•
11,386,397 common shares authorized for future grants under our incentive plans as of November 19, 2012.

Except as otherwise noted, all information in this prospectus:

•
assumes an initial public offering price of $[******] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus; and

•
assumes no exercise of the underwriters' over-allotment option.

Summary consolidated financial and other data

The following tables summarize our consolidated financial and other data. You should read the following summary financial and other data together with our consolidated financial statements and related notes as well as "Operating and financial review and prospects" and the other financial information included elsewhere in this prospectus.

The summary consolidated statement of operations data and the consolidated statement of comprehensive income data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated statement of operations data and the consolidated statement of comprehensive income data for the nine months ended September 30, 2011 and 2012 and the consolidated balance sheet data as of September 30, 2012 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information for the quarters presented below on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for the quarters presented. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods. The consolidated balance sheet data as of December 31, 2009 has been derived from our audited consolidated financial statements not included in this prospectus. For periods prior to July 29, 2009, the date on which the registrant and GFI Acquisition came under common control, our audited consolidated financial statements present the consolidated results and changes in equity solely of GFI Acquisition and its subsidiaries. See "Prospectus summary—Special note regarding our corporate history and the presentation of our financial information."

Our financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the International Accounting Standards Board. Historical results are not indicative of the results to be expected in the future.

					Nine months ended September 30,
	Year ended December 31,
(in thousands, except share and per share data)
	2009	2010	2011		2011	2012

					(unaudited)
Consolidated statement of operations data:
Revenue	$50,136	$81,725		$120,077	$86,746		$109,457
Cost of sales(1)	8,955	19,059		23,919	17,279		20,745

Gross profit	41,181	62,666		96,158	69,467		88,712

Operating costs:
Research and development(1)	6,495	14,114		24,885	18,317		20,034
Sales and marketing(1)	16,369	31,132		52,916	38,120		41,939
General and administrative(1)(5)	7,474	16,755		37,757	25,330		33,412
Depreciation, amortization and impairment	10,317	18,629		22,475	15,805		12,693

Total operating costs	40,655	80,630		138,033	97,572		108,078

Operating (loss) / profit	526	(17,964)		(41,875)	(28,105)		(19,366)
Finance costs, net	(13,618)	(16,480)		(10,119)	(5,308)		(13,835)
Other income / (costs), net	446	(1,328)		(3,267)	1,225		(208)

Loss before taxation	(12,646)	(35,772)		(55,261)	(32,188)		(33,409)
Tax benefit (expense)	3,320	7,493		3,325	2,829		(1,853)

Loss for the period	$(9,326)	$(28,279)		$(51,936)	$(29,359)		$(35,262)

Total loss attributable to owners of GFI Software S.à r.l.	$(5,562)	$(21,878)		$(51,936)	$(29,359)		$(35,262)

Comprehensive loss	$(9,499)	$(32,385)		$(41,882)	$(29,077)		$(33,881)

Comprehensive loss attributable to owners of GFI Software S.à r.l.	$(6,005)	$(25,984)		$(41,882)	$(29,077)		$(33,881)

Basic and diluted loss per:
Class A common share	$(0.93)	$(1.67)		$(36.24)	$(1.06)		$(0.96)
Class B preferred participating share(2)	$(0.31)	$(0.42)		$(0.48)	$(0.23)		$—
Weighted average shares outstanding:
Class A common shares	5,986,161	9,957,491		14,733,739	11,057,877		36,872,385
Class B preferred participating shares(2)	77,875	12,658,701		66,377,579	77,405,164		—
Pro forma basic and diluted loss per (unaudited):(3)
Class A common share			$	[******]		$	[******]
Class B preferred participating share(2)			$	[******]		$	[******]
Pro forma weighted average shares outstanding (unaudited):
Class A common shares				[******]			[******]
Class B preferred participating shares(2)				[******]			[******]

				Nine months ended September 30,
	Year ended December 31,
(in thousands, except share and per share data)
	2009	2010	2011	2011	2012

				(unaudited)
Supplemental financial metrics:
Billings(4)	$71,470	$143,526	$200,240	$140,503	$158,911
Unlevered Free Cash Flow (unaudited)(4)	17,201	52,887	54,613	40,850	23,929
Adjusted EBITDA(4)(5)	33,902	66,448	74,895	52,281	51,952

(1)    Includes share-based compensation expense, as follows:

Cost of sales	$25	$34	$321	$258	$99
Research and development	55	63	1,153	887	623
Sales and marketing	148	453	2,076	1,454	1,470
General and administrative	281	442	6,688	5,364	3,675

(2)    See "Description of share capital—Historical development of the share capital of the registrant" for a description of the issuance (including the terms thereof) and subsequent elimination of the class B preferred participating shares.

(3)    Unaudited pro forma basic and diluted loss per class A common share and per class B preferred participating share gives effect to the impact of the repayment in full of the outstanding principal and accrued interest we owe under nine subordinated promissory notes issued to parties that held our class B preferred participating shares, as if the repayment had occurred at the beginning of the period starting on January 1, 2011 and reflects a reduction in interest expense, net of tax, of $203,000 for the year ended December 31, 2011 and $1,019,000 for the nine months ended September 30, 2012. We expect the offering to include the issuance of [******] common shares ([******] common shares if the underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $[******] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), the proceeds from the issuance of [******] of which, after deducting the estimated underwriting discounts and commissions, will be used to repay these promissory notes.

(4)   See "Supplemental information" below for how we define and calculate Billings, Unlevered Free Cash Flow and Adjusted EBITDA, and for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, and a discussion about the limitations of these non-IFRS financial measures.

(5)    Included in Adjusted EBITDA are realized foreign exchange gains and losses that are included in general and administrative expenses within the consolidated statement of operations. Realized foreign exchange gains/(losses) included in Adjusted EBITDA and general and administrative expenses were $307,000, $(626,000) and $324,000 for the years ended December 31, 2009, 2010 and 2011, respectively, and $(329,000) and $(1,032,000) for the nine months ended September 30, 2011 and 2012, respectively.

The following table presents our summary consolidated balance sheet data for each of the periods indicated:

	As of December 31,			As of September 30, 2012
(in thousands, except share data)
	2009	2010	2011	Actual	As adjusted(1)

				(unaudited)
Consolidated balance sheet data:
Cash at bank and in hand	$9,067	$22,719	$16,524	$12,076	$	[******]
Total assets	$315,499	$367,995	$369,408	$369,869	$	[******]
Working capital(2)	$(48,906)	$(103,813)	$(92,941)	$(113,853)	$	[******]
Deferred revenue, including long-term portion	$43,418	$117,738	$190,154	$238,712	$	[******]
Interest-bearing loans and borrowings	$201,151	$87,312	$213,969	$202,227	$	[******]
Total liabilities	$279,046	$239,494	$446,487	$471,908	$	[******]
Issued capital	$13,357	$123,946	$517	$517	$	[******]
Total equity	$36,453	$128,501	$(77,079)	$(102,039)	$	[******]
Shares outstanding:
Class A common shares	953,263,614	1,105,788,052	36,859,598	36,874,983		[******]
Class B preferred participating shares(3)	17,828,100	7,740,516,390	—	—

(1)    As adjusted information included above in the consolidated balance sheet data gives effect to the sale of [******] common shares by us in this offering at an assumed initial public offering price of $[******] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us, as well as the impact of the repayment in full of the outstanding principal and accrued interest we owe under nine subordinated promissory notes issued to parties that held our class B preferred participating shares.

(2)    Includes current portion of deferred revenue of $25,629, $51,281 and $78,777 as of December 31, 2009, 2010 and 2011, respectively, and $100,497 as of September 30, 2012.

(3)    See "Description of share capital—Historical development of the share capital of the registrant" for a description of the issuance (including the terms thereof) and subsequent elimination of the class B preferred participating shares.

Supplemental information

Billings

Billings is a non-IFRS financial measure which we calculate by adding revenue recognized during the applicable period to the change in deferred revenue between the start and end of the same period, as presented in our consolidated statement of cash flows. We consider Billings to be a leading indicator of future revenue and operational growth based on our business model of billing total arrangement fees at the time of sale, and we use Billings to evaluate the operating performance of our operating segments. Our use of Billings as a non-IFRS measure has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for revenue or an analysis of our results as reported under IFRS. Some of these limitations are:

•
Billings does not predict revenue for a specific future period. Trends in Billings are not directly correlated to trends in revenue except when measured over longer periods; and

•
Other companies, including companies in our industry, may not use Billings, may calculate Billings differently, or may use other financial measures to evaluate their performance—all of which reduce the usefulness of Billings as a comparative measure.

A significant portion of our Billings relates to solutions for which the corresponding revenue is deferred and subsequently recognized over time. In particular, Billings for maintenance, subscriptions and web-based services are typically invoiced in advance of ratable revenue recognition, which typically ranges over periods of up to 48 months.

The following table reconciles revenue, the most directly comparable IFRS measure, to Billings for each of the periods indicated:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2009	2010	2011	2011	2012

Reconciliation of revenue to Billings:
Revenue	$50,136	$81,725	$120,077	$86,746	$109,457
Change in deferred revenue	21,334	61,801	80,163	53,757	49,454

Billings	$71,470	$143,526	$200,240	$140,503	$158,911

Unlevered Free Cash Flow

Unlevered Free Cash Flow is a non-IFRS financial measure that we define as net cash flows from operating activities less capital expenditures, net of proceeds from the sales of property and equipment. Our management uses this measure when evaluating the operating performance of our consolidated business. We believe Unlevered Free Cash Flow provides management and investors with a more complete understanding of the underlying liquidity of our core operating business and our ability to meet our current and future financing and investing needs. While we believe that this non-IFRS financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for net cash flows from operating activities presented in accordance with IFRS.

The following table presents a reconciliation of net cash flows from operating activities, the most comparable IFRS financial measure, to Unlevered Free Cash Flow for each of the periods indicated:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2009	2010	2011	2011	2012

Reconciliation of net cash flows from operating activities to Unlevered Free Cash Flow:
Net cash flows from operating activities	$18,069	$55,007	$59,939	$45,078	$26,192
Capital expenditures, net of proceeds from sales of property and equipment	(868)	(2,120)	(5,326)	(4,228)	(2,263)

Unlevered Free Cash Flow	$17,201	$52,887	$54,613	$40,850	$23,929

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as profit (loss) for the year, adjusted for tax benefit (expense), unrealized exchange fluctuations, finance costs, finance revenue, gain (loss) on disposals, depreciation, amortization and impairment, share-based compensation, share of loss in associate, specific extraordinary, non-recurring items, plus the change in deferred revenue between the start and end of the period, as presented in our consolidated statement of cash flows. We believe that Adjusted EBITDA provides useful information to investors and analysts in understanding and evaluating our operating results in the same manner as our management and Board, and we use Adjusted EBITDA to evaluate the operating performance of our operating segments. In addition, our lenders under our senior secured credit facility utilize consolidated EBITDA (as defined in our senior secured credit facility), which we believe to be the same as Adjusted EBITDA, as a key measure of our financial performance in relation to certain of our operating covenants under our senior secured credit facility. See "Operating and financial review and prospects—Liquidity and capital resources—Indebtedness—2011 Senior secured credit facility" for a further discussion of the use of consolidated EBITDA in our senior secured credit facility. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

The following table presents a reconciliation of loss (profit), the most comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2009	2010	2011	2011	2012

Reconciliation of loss to Adjusted EBITDA:
(Loss) / profit for the period	$(9,326)	$(28,279)	$(51,936)	$(29,359)	$(35,262)

Tax (benefit) / expense	(3,320)	(7,493)	(3,325)	(2,829)	1,853
Finance costs	13,659	16,576	10,203	5,379	13,884
Finance revenue	(41)	(96)	(84)	(71)	(49)
Depreciation, amortization and impairment	11,533	21,619	26,369	18,666	15,997

EBITDA	12,505	2,327	(18,773)	(8,214)	(3,577)

Reconciling items:
Change in deferred revenue	21,334	61,801	80,163	53,757	49,454
Share-based compensation	509	992	10,238	7,963	5,867
Unrealized exchange fluctuations	(446)	2,993	3,362	(1,130)	159
Share of loss in associate(1)	—	—	—	—	49
(Gain) / loss on disposals	—	(1,665)	(95)	(95)	—

Adjusted EBITDA	$33,902	$66,448	$74,895	$52,281	$51,952

(1)    Share of loss in associate represents the proportionate share of profit or loss of our investment in associate, which is accounted for under the equity method and recognized in our consolidated statement of operations.

Risk factors

An investment in our common shares involves a high degree of risk. You should consider carefully the risks described below, together with the other information contained in this prospectus, including in our financial statements and the related notes included in this prospectus, before you decide whether to buy our common shares. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. In any of these cases, the market price of our common shares could decline, and you may lose all or part of the money you paid to buy our common shares.

Risks related to our business and industry

We operate in highly competitive markets, which could make it difficult for us to acquire new customers and retain existing customers.

The markets for our solutions are intensely competitive, are subject to rapid change and have relatively low barriers to entry. Competition in our markets is based primarily on: the ability to design, develop and deliver purpose-built software solutions with the specific features and functionality to meet the needs of SMBs; ease of initial setup, deployment and ongoing use; total cost of ownership, including product price and implementation and support costs; ability to deliver rapid time-to-value to customers; distribution channels; high-quality customer service and support; product and brand awareness; and pricing flexibility. We face competition from both traditional, larger software vendors offering enterprise-wide software frameworks and services and smaller software companies offering products and services for specific IT issues. Our principal competitors vary depending on the product we offer and the geographical region in which we are competing. For example, in the MSP software solutions market, we compete against five key competitors: Kaseya, LabTech Software, Level Platforms, N-able Technologies and Continuum Hosting. Certain of our other competitors and the products against which our products compete include Citrix Systems' online services, including GoToMyPC and GoToMeeting, LogMeIn, WebEx (acquired by Cisco Systems), McAfee (acquired by Intel), Symantec's Norton security solutions, Microsoft, Qualys, Inc., Proofpoint, Inc. and various other vendors. In particular, Microsoft's Windows 8 may include features that compete directly with our VIPRE product for consumer use. Competition could result in increased pricing pressure, reduced operating margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results and financial condition.

Expansion into the collaboration software market by certain of our competitors could adversely affect our revenue growth.

Our larger competitors typically enjoy greater name recognition and substantially greater financial, technical and other resources than we do. In addition, some of our competitors have established marketing relationships, major distribution agreements with consultants, system integrators, manufacturers and resellers, access to larger customer bases, and have made acquisitions or formed strategic partnerships and alliances to create more comprehensive product offerings. In 2011, 2010 and 2009, approximately 25%, 14% and 3%, respectively, of our total consolidated revenue was derived from our Collaboration operating segment (assuming such operating segment had been in existence during these times). In the nine months ended September 30, 2012, approximately 32% of our total consolidated revenue was derived from our Collaboration operating segment. If one of our larger competitors expands into the collaboration market, that competitor may leverage its substantial competitive advantages and our revenue and operating results could be harmed.

Unless we develop better market awareness of our company and our solutions, our revenue may not continue to grow.

We are a relatively new entrant in the collaboration, IT infrastructure and MSP software solutions markets, and we believe we have not yet established broad market awareness of our participation in these markets. Market awareness of our capabilities and solutions is essential to our continued growth and our success in all of our markets. If our marketing programs are not successful in creating market awareness of our company and solutions, our business, financial condition and results of operations will be adversely affected, and we will not be able to achieve sustained growth.

If we are unable to generate significant volumes of sales leads from Internet search engines and other online marketing campaigns, traffic to our website and our revenue may decrease.

We generate approximately 60% of our sales leads for products other than our TeamViewer product through visits to our websites by customers searching for IT management, security or remote connectivity and collaboration software products through Internet search engines, such as Google and Yahoo! A critical factor in attracting potential customers to our websites is how prominently our websites are displayed in response to search inquiries. If we are listed less prominently or fail to appear in search result listings for any reason, visits to our websites by customers and potential customers could decline significantly. We may not be able to replace this traffic and, if we attempt to replace this traffic, we may be required to increase our sales and marketing expenses, which may not be offset by additional revenue and could adversely affect our operating results.

Failure to effectively and efficiently service SMBs would adversely affect our ability to increase our revenue.

We develop the majority of our collaboration, IT infrastructure and MSP software solutions specifically for SMBs, and our success depends on our ability to attract and retain SMB customers. SMBs are challenging to reach, acquire and retain in a cost-effective manner. To grow our revenue, we must add new customers, sell additional products or product enhancements to existing customers and encourage existing customers to renew their subscription or maintenance agreements. Selling to and retaining SMBs is more difficult than selling to and retaining large enterprise customers because SMB customers generally have high failure rates, are price sensitive, are difficult to reach with targeted sales campaigns, have high churn rates and generate less revenue per customer and per transaction. In addition, SMBs frequently have limited budgets and may choose to spend funds on items other than our products. If these organizations experience economic hardship, they may be unwilling or unable to expend resources on technology software and services. If we are unable to market and sell our solutions to SMBs with competitive pricing and in a cost-effective manner, our ability to grow our revenue will be harmed.

If we are unable to enhance existing products, or to develop or acquire new products that respond to rapidly changing customer requirements, technological developments or evolving industry standards, our existing products may be rendered obsolete and our long-term revenue growth will be harmed.

The markets for our products are characterized by rapid technological advances, changes in customer requirements, changes in protocols and evolving industry standards. Our long-term growth depends on our ability to enhance and improve our existing products and to introduce or acquire new products that respond to these demands promptly. If we are unable to add products and develop enhancements to our existing products that are satisfactory to our customers, if our customers purchase or develop their own competing products and technologies or if technical developments render our products or certain features of our products obsolete, demand for our solutions will decrease, and our operating results will be harmed.

If we are unable to attract new customers, to monetize evolving sales channels or to sell additional products to our existing customers, our revenue growth will be adversely affected.

To maintain and also to increase our revenue, we must regularly add new customers or sell additional products to existing customers. We expect to incur significant additional expenses in expanding our sales and development personnel and our worldwide operations in order to achieve revenue growth. We may be unable to maintain or increase traffic to our websites and our marketing efforts may be unsuccessful in generating evaluation downloads, resulting in fewer sales leads. We may fail to identify growth opportunities for our current products, and we may misinterpret the market for new products and technologies. Furthermore, sales channels and pricing models for our products may evolve and we may fail to adjust our products and their pricing to these changes in a timely manner. For example, we believe the software services industry as a whole may experience an increased rate of product purchases through so-called app stores and via mobile devices in the near future. Software products sold through app stores and via mobile devices tend to have lower price points than products sold through more traditional sales outlets. In addition, app store operators charge fees at varying levels for sales made through their stores. In the event our customers begin to purchase our products through app stores and via mobile devices, we may experience increased pressure on our operating results from such sales. If we fail to attract new customers, monetize new sales models or our new product introductions or acquisitions are not successful, we may be unable to maintain or increase our revenue and our operating results may be adversely affected.

System security risks, data protection breaches, and cyber-attacks could compromise our proprietary information, disrupt our internal operations and harm public perception of our products, which could cause our business and reputation to suffer and adversely affect the price of our common shares.

In the ordinary course of business, we store sensitive proprietary data, including our source code, other intellectual property and other proprietary business information, on our networks. The secure maintenance of this information is critical to our operations and business strategy. Increasingly, companies are subject to a wide variety of attacks on their networks on an ongoing basis. Despite our security measures, our information technology and infrastructure may be vulnerable to penetration or attacks by computer programmers and hackers, or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks, creating system disruptions or slowdowns and exploiting security vulnerabilities of our products, and the information stored on our networks or third party information could be accessed, publicly disclosed, lost or stolen.

Although these are industry-wide problems that affect computers and products across all platforms, they may affect our products in particular because hackers tend to focus their efforts on the most popular operating systems and programs and we expect them to continue to do so. If an actual or perceived breach of network security occurs in our network, regardless of whether the breach is attributable to our products, the market perception of our business could be negatively impacted. Because the techniques used by computer programmers and hackers, many of whom are highly sophisticated and well-funded, to access or sabotage networks change frequently and generally are not recognized until after they are used, we may be unable to anticipate or immediately detect these techniques. This could impede our sales, development, distribution or other critical functions. In addition, the economic costs to us to eliminate or alleviate cyber or other security problems, bugs, viruses, worms, malicious software systems and security vulnerabilities could be significant and may be difficult to anticipate or measure because the damage may differ based on the identity and motive of the programmer or hacker, which are often difficult to identify.

Our business depends on customers renewing their annual maintenance contracts and subscription agreements and purchasing upgrades. Any decline in maintenance or subscription renewals or upgrade purchases could harm our future operating results.

We sell our products to our customers either pursuant to a license arrangement that may or may not include optionally renewable one, two or three years of maintenance as part of the initial price, pursuant to a perpetual license without maintenance, or on a monthly subscription basis. Our customers have no obligation to renew their maintenance agreements after the expiration of the initial period, and they may decide not to renew maintenance agreements. Furthermore, our customers have no obligation to purchase upgrades and can cancel monthly subscriptions without significant notice or penalty. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction with our products, the prices of our products, the prices of products and services offered by our competitors or reductions in our customers' spending levels. As such, we are unable to predict future customer renewal rates accurately. In addition, a substantial portion of our quarterly maintenance revenue is attributable to maintenance agreements entered into during previous quarters. As a result, if there is a decline in renewed maintenance agreements in any one quarter, only a small portion of the decline will be reflected in our maintenance revenue recognized in that quarter and the rest will be reflected in our maintenance revenue recognized in the following four quarters or more. If our customers do not renew their maintenance arrangements or if they renew them on less favorable terms, do not purchase upgrades or do not renew subscription agreements, our revenue may decline and our business will suffer.

If we fail to convert our free users into paying customers, our revenue and financial results will be harmed.

Over 90% of our customers have utilized our products free of charge through free trials of our products. We seek to convert trial users into paying customers, and we have enjoyed conversion rates of between 3% and 19% historically for the majority of our products, depending on product type and excluding our TeamViewer product. If our rate of conversion or the growth or size of our free user base suffers for any reason, our revenue may fail to grow and our business may suffer. In addition, we offer our TeamViewer product free of charge for non-commercial use. We maintain controls to ensure these products are being used solely for non-commercial use; however, we cannot guarantee that all non-paying end-users of our TeamViewer product are using the product solely for non-commercial purposes. If we cannot effectively monitor the nature of use of our TeamViewer product by our end-users, our revenue may decline and our business would suffer.

We have a limited operating history as a combined entity and have experienced rapid growth in recent periods. If we are unable to manage our growth effectively, our revenue and operating results could be adversely affected.

Our combined company has been in existence since November 2010, and much of our growth has occurred in recent periods. In 2011, we increased our headcount significantly, including key hires in our legal, finance and accounting departments, and we also acquired new technology and know-how through an acquisition in Armenia. During 2009 and 2010, we made substantial investments in our information systems and significantly expanded our operations in Europe and in the United States. We also acquired new technology and development personnel in Germany, the United Kingdom, Romania and California in 2009, and we anticipate that further significant expansion will be required. Sustaining our growth will place significant demands on our management as well as on our administrative, operational and financial resources. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries. Risks that we face include:

•
training new personnel to become productive and generate revenue;

•
controlling expenses and investments in anticipation of expanded operations;
•
implementing and enhancing our administrative infrastructure, systems and processes;
•
addressing new product markets; and
•
expanding operations in the countries in which we operate and in new geographic regions.

To manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to manage our growth successfully without compromising the quality of our solutions and our profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our revenue and operating results could be harmed.

If we fail to develop our brands cost-effectively, or if we fail to maintain the integrity and reputation of our brands, our financial condition and operating results might suffer.

We believe that developing and maintaining the awareness and integrity of our brands in a cost-effective manner is important to achieving widespread acceptance of our existing and future solutions and is important in attracting new customers. We believe that the importance of brand recognition will increase as competition in our markets further intensifies. Successful promotion of our brands will depend on the effectiveness of our marketing efforts and on our ability to provide reliable and useful solutions at competitive prices. We intend to increase our expenditures on brand promotion. Brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building our brands. Furthermore, we rely on certain third-party channel partners in the distribution of our products. We have limited or no control over these third parties and actions by these third parties could negatively impact our brand. Our products are also reviewed by industry analysts, bloggers and other commentators who publish reviews of our solutions. Negative feedback regarding our company or our solutions could have a negative effect on our brand. If we fail to promote and maintain our brands successfully or to maintain loyalty among our customers and our end-user community, or if we incur substantial expenses in unsuccessful attempts to promote and maintain our brands, we may fail to attract new customers or retain our existing customers and our financial condition and results of operations could be harmed.

Failure to comply with data protection laws and standards that vary and are contradictory across the multiple jurisdictions in which we operate may expose us to liability and a loss of customers.

Businesses that collect and maintain personal information are subject to many national, state and international laws and regulations regarding the collection, storage, use, protection and processing of such data. These laws and regulations, as well as their interpretation, in particular in the European Union and the United States, are evolving and changing, and may be contradictory in their requirements. Compliance with these numerous and contradictory requirements is particularly difficult for an online business such as ours that collects personal information from customers in multiple jurisdictions. Failure to comply with these laws could result in legal liability and/or government sanctions, as well as reputational harm, and we may not be successful in avoiding potential liability or disruption of business resulting from the failure to comply with these laws. If we are required to pay any significant amount of money in satisfaction of claims under these laws, or if we are forced to cease our business operations for any length of time as a result of our inability to comply fully with any of these laws, our business, operating results and financial condition could be adversely affected.

If our products are used to commit fraud or other similar intentional or illegal acts, we may incur significant liabilities, our products may be perceived as not secure and customers may curtail or stop using our solutions.

Our TeamViewer product enables direct remote access to computer systems. We do not control the use or content of information accessed by our customers through our products, including our TeamViewer product. If our products are used to commit fraud or other nefarious or illegal acts, such as posting, distributing or transmitting any software or other computer files that contain a virus or other harmful component, interfering with or disrupting third-party networks, infringing any third party's copyright, patent, trademark, trade secret or other proprietary rights or rights of publicity or privacy, transmitting any unlawful, harassing, libelous, abusive, threatening, vulgar or otherwise objectionable material, or accessing unauthorized third-party data, we may become subject to claims for defamation, negligence, intellectual property infringement or other matters. Defending any such claims could be expensive and time-consuming, and we could incur significant liability to our customers and to individuals or businesses that were the targets of such acts. As a result, our business may suffer and our reputation may be damaged.

Evolving regulation of the Internet may adversely affect our data-driven marketing process.

In monitoring our business results, we track, through the remote telemetry built into many of our products, how many customers have installed our products and how many customers are using those products. We also use tracking technologies, including cookies and related technologies, to help us track the activities of the visitors to our websites and to communicate with existing and potential customers. In addition, as part of our product download process and during our sales process, given the choice, most of our customers agree to receive emails and other communications from us. Several jurisdictions have proposed or adopted laws or regulations governing the collection, processing, use, retention, sharing and security of consumers' personal data, including laws that restrict or prohibit the sending of unsolicited bulk electronic messages, or so-called spam, and also including new regulations on the use of cookies. In addition, privacy groups and government bodies have increasingly scrutinized the ways in which companies collect data associated with particular users or devices, and we expect such scrutiny to continue to increase. As a result of such regulation and scrutiny, we may be required to modify or discontinue our existing practices, possibly necessitating significant expenditures and negatively affecting our ability to effectively monitor our business results and market our solutions. Furthermore, any claims or allegations that we have violated laws and regulations relating to privacy could result in negative publicity, and investigating or responding to any such claims or allegations could present a significant cost to us, which in each case would have an adverse effect on our business, operating results and financial condition.

If we or our third-party providers fail to protect confidential information against security breaches, or if our customers or potential customers are reluctant to use our websites because of privacy concerns, we might face additional costs and activity in our websites could decline.

During the purchasing process and in connection with evaluations of certain of our software products, either we or third-party providers collect and use personally identifiable information such as credit card numbers, email addresses and phone numbers. This information could be compromised or accessed as a result of misappropriation or security breaches, and we could be subject to liability as a result. For example, our customers may be subject to phishing attempts, or instances in which third parties posing as representatives of our company unlawfully solicit our customers' private data. In addition, our servers and those of our third-party service providers are vulnerable to computer viruses or physical or electronic break-ins. Under the data protection laws in certain jurisdictions in which we operate, we are required by law to affirmatively disclose to the appropriate regulatory agency or the relevant customer those instances where personal data may have been wrongfully disclosed, lost, stolen or otherwise misappropriated. Failure to comply with such laws may increase the risk of government action and legal claims against us, and cause harm to our reputation.

Our business is dependent on market demand for, and acceptance of, the SaaS model for the use of software.

We derive, and expect to continue to derive, revenue from the sale of SaaS solutions, a relatively new and rapidly changing market in which software is provided as a third-party service rather than a physical product delivery. As a result, widespread acceptance and use of the SaaS business model is important to our future growth and success. Under the perpetual or periodic license model for software procurement, users of the software typically run applications on their hardware. Because companies are generally predisposed to maintaining control of their IT systems and infrastructure, or may have data privacy concerns, there may be resistance to the concept of accessing the functionality that software provides as a service through a third party. If the market for SaaS solutions fails to grow or grows more slowly than we currently anticipate, demand for our services could be negatively affected.

Growth of our business may be adversely affected if businesses, IT support providers or consumers do not adopt remote connectivity and remote support solutions more widely.

Our TeamViewer product employs new and emerging technologies for remote access and remote support. Our target customers may hesitate to accept the risks inherent in applying and relying on new technologies or methodologies to supplant traditional methods of remote connectivity. Our business will not be successful if our target customers do not accept the use of our remote access and remote support technologies.

Expansion of our business into new geographic markets will subject us to additional economic and operational risks that could increase our costs and make it difficult for us to operate profitably.

The continued international expansion of our operations may require significant expenditure of financial and management resources and result in increased administrative and compliance costs. In addition, such expansion will increasingly subject us to the risks inherent in conducting business internationally, including:

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currency fluctuations, which could result in reduced revenue and increased operating expenses;

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localization of our services, including translation into different languages and adaptation for local practices and regulatory requirements;

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the effect of applicable local tax structures, including tax rates that may be higher than our current tax rates or taxes that may be duplicative of those currently imposed on us;

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tariffs and trade barriers;

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difficulties in managing and staffing larger international operations;

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general economic and political conditions in each country;

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inadequate intellectual property protection in certain countries;

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dependence on certain third parties, including channel partners with whom we may not have extensive experience;

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the difficulties and increased expenses of complying with a variety of different laws, regulations and trade standards, including data protection and privacy laws;

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international regulatory environments; and

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longer accounts receivable payment cycles and increased difficulty in collecting accounts receivable.

Markets in which we may materially expand include, among others, Japan and Brazil. Expansion efforts in these markets would likely include use of a distribution model and would not involve in-country operations. Pursuant to this model, we would anticipate adding additional support staff to manage our channel partners and native language speakers to handle telephone support, and investing funds to incentivize new channel partners to sell our solutions.

If we are unable to effectively manage our expansion into additional geographic markets, our financial condition and results of operations could be harmed.

We rely on third-party channel partners to generate a material portion of our Billings; if our partners fail to perform, our ability to sell our solutions will be negatively impacted and, if we fail to optimize our channel partner model going forward, our operating results will be harmed.

In 2011, in excess of 30% of our Billings was generated through sales to our channel partners, which include distributors, resellers and OEM partners. In the nine months ended September 30, 2012, approximately 30% of our Billings was generated through sales to our channel partners. We depend upon these channel partners to generate sales opportunities and manage the sales process. Our channel partners may be unsuccessful in marketing, selling and supporting our products. In addition, our channel partners generally do not have minimum purchase requirements. They may also market, sell and support products that are competitive with ours, and may devote more resources to the marketing, sales and support of such products. Our channel partners may have incentives to promote our competitors' products to the detriment of our own, and may cease selling our products altogether. We cannot assure you that we will retain channel partners or that we will be able to secure additional or replacement channel partners. The loss of one or more of our significant channel partners or the failure to obtain and deliver a large number of orders each quarter to or through such channel partners could harm our operating results. Our third-party partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our partners misrepresents the functionality of our products to end-users or our partners violate laws or our corporate policies. In addition, we may not be able to monitor our third-party partners for regulatory compliance. If our partners fail to comply with applicable regulations in the jurisdictions in which they operate, it could adversely affect our reputation and subject us to litigation and sanctions. If we fail to effectively manage our sales channels, our business will be seriously harmed.

Failure to expand our sales operations effectively could harm our ability to increase our customer base and to achieve broader market acceptance of our solutions.

Increasing our customer base and achieving broader market acceptance of our solutions will depend on our ability to expand our sales operations effectively. We rely on our inside sales force and certain resellers and distributors to obtain a material portion of our new customers. We plan to continue to expand our inside sales force worldwide. Our ability to achieve growth in revenue in the future will depend on our success in recruiting, training and retaining sufficient numbers of inside sales personnel, and on the productivity of those personnel. Our recent and planned personnel additions may not become as productive as we would like, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do or plan to do business. Our operating results will be harmed if these expansion efforts do not generate a corresponding increase in revenue.

Our ability to sell our solutions is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-users' systems, our end-users depend on our technical support services, as well as the support of our channel partners, to resolve any issues relating to our products. We believe a key differentiator of our solutions and a critical part of our business strategy is our continued focus on providing high-quality customer support. If we or our channel partners do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues and provide effective ongoing support, our ability to sell additional solutions to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high-quality support services would have a material adverse effect on our business, financial condition and results of operations.

Our products may contain undetected defects, errors or vulnerabilities that could expose us to legal liability and adversely affect our business and brand reputation.

Our products may contain material defects, errors or vulnerabilities that may cause them to fail to perform in accordance with the expectations of our customers. In particular, such defects, errors and vulnerabilities may exist or occur in newly released products or in products that we intend to release in the future, despite our efforts to test these products prior to their release. Detecting, analyzing and remedying such defects, errors and vulnerabilities may prove costly and time-consuming and divert management attention or may prove to be not possible at all. Even if we are able to remedy defects, errors and vulnerabilities in our products, such defects, errors or vulnerabilities can still cause product sale interruptions, loss of existing or potential customers, require us to offer refunds to our customers, damage our reputation and market acceptance and expose us to legal claims, such as claims based on product liability, tort, breach of warranty or other types of claims for damages, which could prove considerable if limitation of liability and/or indemnity provisions in our contracts should not prove to be enforceable in the event of a dispute. This may have a material adverse effect on our financial position. Defending against such claims may be costly and time-consuming and may divert management attention. Our existing product liability insurance coverage may be insufficient, and adequate insurance coverage may be costly to obtain or may not be obtainable at all.

Failure of our security solutions to detect viruses or security breaches or failure to identify spam or spyware could harm our reputation and adversely affect our business.

Our antivirus and our intrusion prevention products may fail to detect or prevent malware, viruses, worms, botnets or similar threats due to a number of reasons, such as the evolving nature of such threats and the continual emergence of new threats that we may fail to detect in time to protect our customers' networks. We rely on third-party data center facilities, the operations of which we do not control, to deliver updates of our security products to our end-users. These third-party data centers may also experience technical failures and downtime, and may fail to distribute appropriate updates, or fail to meet the increased requirements of a growing customer base. Any such technical failure, downtime, or failures in general may temporarily or permanently expose our customers' networks, leaving their networks unprotected against the latest security threats. An actual or perceived security breach or infection of the network of one of our customers, regardless of whether the breach is attributable to the failure of our solutions to prevent the security breach, could adversely affect the market's perception of our security products and result in negative publicity, loss of customers and sales, increased costs to remedy any problem, and costly litigation.

False detection of viruses or security breaches or false identification of spam or spyware by our security solutions could adversely affect our business.

Our antivirus and our intrusion prevention products may falsely detect viruses or other threats that do not actually exist. These false positives may impair the perceived reliability of our solutions and may therefore adversely impact market acceptance of our solutions. Also, our antispam and antispyware services may falsely identify emails or programs as unwanted spam or potentially unwanted programs, or alternatively fail to properly identify unwanted emails or programs, particularly since spam emails and spyware are often designed to circumvent antispam or antispyware products. Parties whose emails or programs are blocked by our products may seek redress against us for labeling them as spammers or spyware, or for interfering with their business. In addition, false identification of emails or programs as unwanted spam or potentially unwanted programs may reduce the adoption of our solutions. If our system restricts important files or applications based on falsely identifying them as malware or some other item that should be restricted, this could adversely affect end-users. Any such false identification of important files or applications could result in negative publicity, loss of customers and sales, increased costs to remedy any problem, and costly litigation.

We will be less effective in managing our business if we fail to timely and accurately track the number and retention rates of our customers, in particular our business customers.

Our customers include individual consumers and business customers. We define business customers as customers (other than individual consumers) that have purchased one or more of our products under a unique customer identification number within the past three years. We have implemented systems to accurately monitor the number and the retention rates of these customers as well as their purchase of upgrades and subscriptions, and we are continuously working to improve the effectiveness of these systems to avoid misallocations and double-counting of customers. We believe that these systems are and will continue to be an effective tool for tracking our customers across our business. Should we fail to accurately and timely monitor our key performance indicators, or fail to adjust and amend our systems in the event that we grow, introduce new products or acquire new businesses, we will become less effective in the management of our business and our ability to react to market trends and developments will be impaired. Furthermore, a material miscalculation of our customers and their retention rate could result in the market perceiving that we are under-performing or over-performing, which would have to be adjusted in future periods. As a result, our operating results may be materially and adversely affected.

We rely on our management team and need additional personnel to grow our business, and the loss of one or more key employees or our inability to attract, train and retain qualified personnel could harm our business.

We largely depend on the experience and knowledge of certain key employees, including developers, key sales and marketing personnel and key members of management, including our executive officers, in the development, marketing and distribution of our solutions and in the performance of our business operations. We are facing intense competition in our industry for qualified employees and our future performance is dependent on our ability to retain or timely hire and train key employees. This also applies to members of our executive management who have extensive experience in our industry. If we fail to retain these individuals or to timely hire adequate replacements, our competitive position and our business operations could suffer. Locating, hiring and training new key employees may also prove costly and time-consuming, in particular, because the labor markets in some of the regions we are operating in are small and underdeveloped with respect to our industry. We may be required to pay increased compensation to hire new qualified personnel. Our inability to attract and retain the necessary personnel could adversely affect our business.

We use a number of data centers to deliver our solutions. Any disruption of service at these facilities could harm our business.

We host many of our solutions and serve our customers from third-party data center facilities. We do not control the operation of these facilities. The owners of these data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so. In addition, any changes in service levels at our data centers that result in errors, defects, disruptions or other performance problems with our solutions could harm our reputation and may damage our business customers' businesses. Performance problems with our solutions might reduce our revenue, cause us to issue credits to customers, subject us to potential liability, cause customers to terminate their subscriptions or harm our renewal rates.

Our data center facilities are also vulnerable to damage or interruption from human error, intentional bad acts, pandemics, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. The occurrence of a natural disaster or an act of terrorism, or vandalism or other misconduct, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services.

Adverse economic conditions or reduced IT spending may adversely impact our revenue and operating results.

Our business depends on the overall demand for IT and on the economic health of our current and prospective customers. The use of our solutions is often discretionary and may involve a commitment of capital and other resources. Weak economic conditions, or a reduction in IT spending even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including by lengthening sales cycles, lowering prices for our solutions and reducing sales.

If we are not able to acquire and successfully integrate future acquisitions, our operating results and prospects could be harmed.

We have made several acquisitions in recent years and expect to continue making acquisitions in the future. The success of our acquisition strategy will depend on our ability to identify, negotiate, complete and integrate acquisitions and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions. Mergers and acquisitions are inherently risky, and any mergers and acquisitions we complete may not be successful. Any mergers and acquisitions we undertake would involve numerous risks, including the following:

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difficulties in integrating and managing the operations, technologies and products of the companies we acquire;

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diversion of our management's attention from normal daily operations of our business;

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inability to maintain the key business relationships and the reputations of the businesses we acquire;

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uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

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dependence on unfamiliar affiliates and partners of the companies we acquire;

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insufficient revenue to offset our increased expenses associated with acquisitions;

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responsibility for the liabilities of the businesses we acquire;

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inability to maintain internal standards, controls, procedures and policies; and

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potential loss of key employees or termination of key commercial agreements of the companies we acquire.

In addition, we may be unable to secure the equity or debt funding necessary to finance future acquisitions on terms that are acceptable to us. If we finance acquisitions by issuing equity or convertible debt securities, our existing shareholders will likely experience ownership dilution, and if we finance future acquisitions with debt funding, we will incur incremental interest expense and may have to comply with financing covenants or pledge certain of our assets.

Our success depends on our customers' continued high-speed access to the Internet and the continued reliability of the Internet infrastructure.

Because the majority of our solutions are designed to work over the Internet, our revenue growth depends on our customers' high-speed access to the Internet, as well as the continued maintenance and development of the Internet infrastructure. The future delivery of our solutions will depend on third-party Internet service providers to expand high-speed Internet access, to maintain a reliable network with the necessary speed, data capacity and security and to develop complementary products and services, including high-speed modems, for providing reliable and timely Internet access and services. The success of our business depends directly on the continued accessibility, maintenance and improvement of the Internet as a convenient means of customer interaction, as well as an efficient medium for the delivery and distribution of information by businesses to their employees. All of these factors are beyond our control.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by man-made problems such as terrorism.

A significant natural disaster, such as an earthquake, fire or a flood, or a significant power outage could have a material adverse impact on our business, operating results and financial condition. In addition, acts of terrorism could cause disruptions in our business or the business of our service providers, logistics providers, channel partners, or customers or the economy as a whole. Our existing insurance coverage against these events or the interruption of our business may be insufficient, and adequate insurance coverage may be costly to obtain or may not be obtainable at all. Any disruption in the business of our service providers, logistics providers, channel partners or customers that impacts sales could have a significant adverse impact on our quarterly results. All of the aforementioned risks may be augmented if the disaster recovery plans for us, our service providers, our channel partners or others prove to be inadequate. To the extent that any of the above results in decreased purchases of our products or the delay in the delivery of our products, our business, financial condition and results of operations would be adversely affected.

We generate significant revenue from member countries of the European Union and our business may suffer in case of a prolonged and deepening economic crisis in Europe.

We generate a material portion of our revenue from member countries of the European Union. Financial markets remain concerned about the continuing economic crisis in the European Union, in particular with respect to the deficits of countries such as Greece, Portugal, Ireland, Spain and Italy. Despite efforts to stabilize the economic conditions of these countries, concerns remain about the ability of these countries to meet future financial obligations, their debt levels, the stability of the euro currency and the stability of the euro economic zone as a whole. In addition, political discussion and conflicting national interests of the various member states in connection with the rescue measures have ignited discussions about re-introducing national currencies, which could ultimately lead to abandoning the euro as a single currency. In this event, we would face increased currency risks and would have to value our euro-denominated assets under national currencies. We cannot assess the effects of such a revaluation on our financial position, but our financial position could be materially adversely affected as a result. In addition, the crisis could have a negative effect on finance markets generally and could lead to significantly weakened economies throughout Europe. As a result, our existing and potential future customers may have less cash available to invest in software solutions and may decide not to purchase our products and/or updates, which could have a materially adverse effect on our financial position.

Risks related to intellectual property

The success of our business depends on our ability to protect and enforce our intellectual property rights.

We rely primarily on a combination of copyright, trademark, trade dress, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. These laws, procedures and restrictions provide only limited protection. In addition, we hold two patents in the United States and have one other filed patent application, but a patent may not be issued with respect to this application. Our existing intellectual property rights protection may be challenged, invalidated or circumvented, and may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers, and additional or more effective protection may be costly to obtain or may not be obtainable at all.

We endeavor to enter into agreements with our employees and contractors and with parties with which we do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. The enforcement of our intellectual property rights also depends on our legal actions against these infringers being successful, but these actions may not be successful, even when our rights have been infringed, and such actions may be costly and time-consuming and bind our resources.

Furthermore, effective copyright, trademark, trade dress, patent, unfair competition and trade secret protection may not be available in every country in which our products are available over the Internet. In addition, the applicable legal standards and their interpretation relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and evolving. This includes the protection of our licenses, which may be deemed unenforceable under the laws of some jurisdictions. Challenges to the enforceability of our licenses could expose us to costly and time-consuming litigation and may adversely affect our business and results of operations. Changes in the copyright, trademark, trade dress, patent, unfair competition and trade secret laws we rely on, or changes in their interpretation, may adversely affect the protection of our proprietary rights. Insufficient or ineffective protection of our intellectual property rights may adversely affect our revenue and results of operations.

Our products could infringe third-party intellectual property rights, which could result in material costs.

We are subject to intellectual property infringement claims and may continue to be subject to such claims in the future. These claims may occur for a variety of reasons, including the expansion of our product lines through product development and acquisitions, an increase in patent infringement litigation commenced by non-practicing entities, or so-called patent trolls, increased market exposure as a public company, an increase in the number of competitors in our industry segments and the resulting increase in the number of related products and the overlap in the functionality of those products, and the unauthorized use of a third party's code in our product development process. In addition, companies and inventors are more frequently seeking to patent software. As a result, we could receive more patent infringement claims.

Responding to any intellectual property infringement claim, whether such claim is made against us or against our customers, regardless of its validity, could result in litigation costs, monetary damages or injunctive relief or require us to obtain a license to intellectual property rights of those third parties. Licenses may not be available on reasonable terms, on terms compatible with the protection of our proprietary rights, or at all. In addition, attention to these claims could divert our management's time and attention from developing our business. If a successful claim is made against us and we fail to develop or license a substitute technology or negotiate a suitable settlement arrangement, our business, results of operations, financial condition and cash flows could be materially and adversely affected. In particular, a material adverse impact on our financial condition could occur in the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

We use software licensed from third parties, which we may not be able to retain or which could cause errors in our products and harm to our customers.

We rely on software and intellectual property rights licensed from third parties in our internal infrastructure and certain of our products. These include the operating systems used on certain of our servers, as well as various software packages and utilities. Substantially all of these components are used for limited, individual functions; however, in the event we are unable to use any one of these third-party components, our systems and certain of our products may temporarily experience limited functionality and we may have to spend money or divert developer attention to replace these components or re-engineer our products. Such a failure could cause harm to our customers, which could materially affect our reputation and our financial condition and expose us to possible litigation.

Indemnity provisions in various agreements potentially expose us to liability for intellectual property infringement and other losses.

Our agreements with many of our customers and channel partners include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement and, in some cases, for other damages, such as damages caused by us to property or persons. For customers who purchase perpetual licenses, the terms of these indemnity provisions are perpetual. In other agreements, the indemnity provision may survive termination of the agreement. Large indemnity payments could harm our business, operating results and financial condition.

Our use of open source software could negatively impact our ability to sell our solutions and subject us to possible litigation.

The products or technologies acquired, licensed or developed by us may incorporate open source software, and we may incorporate open source software into other products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses that may include conditions that limit our rights to use them. We monitor our use of open source software in an effort to avoid subjecting our products to conditions we do not intend. Although we believe that we have complied with our obligations under the various applicable licenses for open source software that we use such that we have not triggered any of these conditions, there is little or no legal precedent governing the interpretation of many of the terms of these types of licenses. As a result, the potential impact of these terms on our business may result in unanticipated obligations regarding our products and technologies, such as requirements that we offer our products that use the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software, and/or that we license such modifications or derivative works under the terms of the particular open source license.

If an author or other third party that distributes open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations. If our defenses were not successful, we could be subject to significant damages, enjoined from the distribution of our products that contained the open source software, and required to comply with the terms of the applicable license, which could disrupt the distribution and sale of some of our solutions. In addition, if we combine our proprietary software with open source software in an unintended manner, under some open source licenses we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours.

In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title or controls on the origin of the software.

Risks related to our financial condition

Our independent registered public accounting firm has communicated several material weaknesses in our internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis and these material weaknesses could impair our ability to comply with the accounting and reporting requirements applicable to public companies.

In connection with the audits of our 2008, 2009 and 2010 financial statements which were completed concurrently, our independent registered public accounting firm communicated several material weaknesses related to our business combination accounting, share-based compensation accounting, accounting for non-routine financing transactions, revenue recognition, accounting for current and deferred taxes, and our financial statement close process. Although we have made significant progress during 2011 and have remediated three of these deficiencies, in connection with the audit of our 2011 consolidated financial statements, our independent registered public accounting firm reported to our audit committee that the material weaknesses related to revenue recognition, accounting for current and deferred taxes and our financial statement close process remain.

Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

We concurred with the findings of our independent registered public accounting firm. We are working to remediate the material weaknesses and are taking numerous steps and plan to take additional steps to remediate the underlying causes of the material weaknesses. We discuss these steps in further detail in "Operating and financial review and prospects—Internal control over financial reporting" included elsewhere in this prospectus. The actions that we are taking are subject to ongoing senior management review, as well as audit committee oversight. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating these material weaknesses. If we are unable to successfully remediate these material weaknesses, and if we are unable to produce accurate and timely financial statements, our share price may be adversely affected and we may be unable to maintain compliance with applicable stock exchange listing requirements.

In addition, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal control over financial reporting beginning with our Annual Report on Form 20-F for the year ending December 31, 2013. This assessment will need to include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. Any weaknesses in our internal control over financial reporting may adversely affect our ability to maintain required disclosure controls and procedures. We are just beginning the costly and challenging process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing processes, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to conclude that our internal control over financial reporting is effective. If we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common shares.

Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the United States Securities and Exchange Commission, or the "SEC," or the date we are no longer an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act." At such time that an attestation is required, our independent registered public accounting firm may issue a report that is adverse if our controls are not properly designed, operated or evidenced. Our remediation efforts may not enable us to avoid a material weakness in the future.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation); (ii) the last day of the fiscal year following the fifth anniversary of this offering; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the "Exchange Act." We may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies but not to emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our common shares less attractive because we intend to rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We have incurred net losses for the last three fiscal years and we do not expect to be profitable on an IFRS basis in the immediate future.

We incurred net losses of $51.9 million, $28.3 million and $9.3 million in 2011, 2010 and 2009, respectively, and $35.3 million in the nine months ended September 30, 2012. We anticipate that our operating expenses will increase in the foreseeable future as we continue to invest to grow our customer base, expand our marketing and distribution channels, increase the number of products in our portfolio, enhance our existing products, expand our operations, hire additional employees and develop our SaaS platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. Any failure to increase our revenue could prevent us from attaining profitability. We cannot be certain that we will be able to attain or increase profitability on a quarterly or annual basis. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, financial condition and results of operations may suffer.

Our quarterly revenue and operating results have fluctuated in the past and may fluctuate in the future due to a number of factors. As a result, we may fail to meet or exceed the expectations of securities analysts or investors, which could cause our share price to decline.

We believe our quarterly revenue and operating results may vary significantly in the future. As a result, you should not rely on the results of any one quarter as an indication of future performance, and period-to-period comparisons of our revenue and operating results may not be meaningful.

Our quarterly results of operations may fluctuate as a result of a variety of factors including, but not limited to, those listed below, many of which are outside of our control:

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our inability to increase sales to existing customers and to attract new customers;

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the timing and success of new product introductions by us or our competitors;

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changes in our pricing policies or those of our competitors;

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higher marketing expenditures;

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the mix of our direct and indirect sales;

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the amount and timing of operating expenses and capital expenditures related to the expansion of our operations and infrastructure;

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the timing of revenue and expenses related to the development or acquisition of technologies, products or businesses;

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the mix of Billings between offerings that have different revenue recognition characteristics;

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potential goodwill and intangible asset impairment charges and amortization associated with acquired businesses;

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potential foreign exchange gains and losses related to expenses and sales denominated in currencies other than the functional currency of an associated entity; and

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general economic, industry and market conditions that impact expenditures for collaboration, IT infrastructure and MSP software solutions in the countries where we sell our software.

Fluctuations in our quarterly operating results might lead analysts to change their models for valuing our common shares. As a result, our share price could decline rapidly and we could face costly securities class action suits or other unanticipated issues.

We rely significantly on revenue from subscriptions and support services which may decline, and, because we recognize revenue from subscriptions and support services over the term of the relevant service period, downturns or upturns in sales are not immediately reflected in full in our operating results.

Sales of new or renewal subscriptions and support services contracts may decline or fluctuate as a result of a number of factors, including customers' level of satisfaction with our solutions, the prices of our solutions, the prices of solutions offered by our competitors or reductions in our customers' spending levels. If our sales of new or renewal subscriptions and support services contracts decline, our revenue and revenue growth may decline and our business will suffer. In addition we recognize subscriptions and support services revenue monthly over the term of the relevant service period, which is typically one year but has been as long as five years. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from subscriptions and support services contracts entered into during previous quarters. Consequently, a decline in new or renewed subscriptions or support services contracts in any one quarter will not be fully reflected in revenue in that quarter, but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions or services are not reflected in full in our results of operations until future periods.

Our debt obligations contain restrictions that impact our business and expose us to risks that could adversely affect our liquidity and financial condition.

At September 30, 2012, we had approximately $191.0 million of principal outstanding under our senior secured credit facility. Our senior secured credit facility contains various covenants that will continue to be operative so long as it remains outstanding. The covenants, among other things, limit our and certain of our subsidiaries' ability to:

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incur additional indebtedness;

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create additional liens on our assets;

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pay dividends and make other distributions on our share capital, and redeem and repurchase our outstanding shares;

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make investments, including acquisitions;

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enter into mergers or consolidations or sell assets;

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sell our subsidiaries;

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engage in sale and leaseback transactions; and

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enter into transactions with affiliates.

Our senior secured credit facility also contains numerous affirmative covenants. In addition, we are required under our senior secured credit facility to continue to comply with a leverage ratio and a fixed charge coverage ratio. See "Operating and financial review and prospects—Liquidity and capital resources—2011 Senior secured credit facility." Further, the obligations under our senior secured credit facility will continue to be subject to mandatory prepayment in certain circumstances in addition to regularly scheduled amortization payments, including upon certain asset sales or receipt of casualty event proceeds, upon certain issuances of equity securities or debt, and annually, with a portion of our excess cash flow. Even if we comply with all of the applicable covenants, the restrictions on the conduct of our business could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that may be beneficial to the business. Even if our senior secured credit facility is repaid or otherwise terminated, any additional debt that we incur in the future could subject us to similar or additional covenants.

If we are unable to generate sufficient cash flow or otherwise maintain or obtain the funds necessary to make required payments under our senior secured credit facility, or if we fail to comply with the various requirements of our indebtedness, we could default under our senior secured credit facility. Any such default that is not cured or waived could result in an acceleration of the senior secured credit facility, an increase in the applicable interest rates under the credit facility, and a requirement that our subsidiaries which have guaranteed the credit facility pay the obligations in full, and would permit the lenders to exercise remedies with respect to all of the collateral that is securing the credit facility, including substantially all of our and our subsidiary borrower's and guarantors' assets. Thus, any such default could have a material adverse effect on our liquidity and financial condition.

If we are unable to establish fair value for any undelivered component of a customer order, revenue relating to the entire order will be deferred and recognized over future periods. A delay in the recognition of revenue for a significant portion of our sales in a particular quarter may cause our share price to decline.

In the course of our selling efforts, we typically enter into arrangements that require us to deliver a combination of products and services. We refer to each individual product or service as a "component" of the overall arrangement. These arrangements typically require us to deliver particular components in a future period. As we discuss further in "Operating and financial review and prospects—Critical accounting policies—Revenue recognition," if we are unable to determine the fair value of any undelivered components, we are required by IFRS to defer revenue from the entire arrangement rather than just the undelivered components. If we are required to defer revenue from the entire arrangement for a significant portion of our product sales, our revenue for that quarter could fall below our expectations or those of securities analysts and investors, resulting in a decline in our share price.

Challenges to our tax structure by tax authorities may adversely affect our financial position.

The registrant is organized under the laws of the Grand Duchy of Luxembourg and as such is subject to Luxembourg tax laws. We believe that the registrant is resident solely in Luxembourg for tax purposes and that we can rely on this position with respect to the applicability of tax treaties formed between the Grand Duchy of Luxembourg and the other jurisdictions in which we operate that have tax treaties with the Grand Duchy of Luxembourg. If our tax position were to be successfully challenged by the relevant tax authorities in these jurisdictions, or if there are any changes in applicable tax laws, treaties or regulations or the interpretation thereof, such tax authorities could determine that the registrant is a tax resident of a jurisdiction other than the Grand Duchy of Luxembourg. Such a determination could have a material adverse effect on our financial position and, in particular, result in unforeseen tax liabilities which may be applied retroactively.

In addition, if the tax authorities of the various jurisdictions in which we operate were to successfully challenge our tax position with respect to certain of our material assets, such as our intellectual property rights, we could be subject to increased tax rates and penalty payments. If we are unable to implement an adequate and efficient tax structure with respect to our intellectual property rights, certain of these rights may be subject to an increased tax rate, which could have a material adverse effect on our financial position.

Our effective tax rate could increase, which would increase our income tax expense.

The amount of taxes we are required to pay in the various jurisdictions in which we operate are determined by us based on our interpretation of the applicable tax laws and regulations and our application of the general transfer pricing principles to our cross-border intercompany transactions. If the relevant tax authorities were to determine applicability of a higher tax rate or that a greater portion of our income in their jurisdiction should be subject to income or other taxes in that jurisdiction, our effective tax rate may increase, which could have a material adverse effect on our financial position.

In general, our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

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changes in the relative proportions of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

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changing tax laws, regulations and interpretations in various jurisdictions in which we operate as well as the requirements of certain tax rulings;

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determinations by tax authorities that we have established a taxable presence in certain jurisdictions where we do not currently pay taxes;

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expiration of tax rulings applicable to us and our subsidiaries;

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successful challenges by tax authorities to our transfer pricing; and

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tax assessments, or any related interest or penalties, which could significantly affect our income tax expense for the period in which the settlements take place.

In respect of the U.S. corporate income tax, we believe that the registrant and each of its non-U.S. subsidiaries operate in a manner that would not subject them to such tax because they are not engaged in a trade or business in the United States. Nevertheless, there is a risk that the U.S. Internal Revenue Service, or "IRS," may successfully assert that the registrant or one of our non-U.S. subsidiaries is engaged in a trade or business in the United States, in which case that entity would be subject to U.S. tax at regular corporate rates on income that is effectively connected with the conduct of a U.S. trade or business, plus an additional 30% "branch profits" tax on the dividend equivalent amount, which is generally effectively connected income with certain adjustments, deemed withdrawn from the United States. Any such tax would likely result in a significant increase to our effective tax rate.

However, a legislative proposal pending in the U.S. Congress, if enacted, could result in our being treated as a U.S. corporation for U.S. federal income tax purposes if it is determined that we are managed and controlled, directly or indirectly, primarily within the United States. If we were treated as a U.S. corporation for U.S. federal income tax purposes, we would be subject to U.S. corporate income tax on our worldwide income, which would significantly increase our effective tax rate.

Our business and financial performance could be negatively impacted by changes in tax laws or regulations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time in any of the jurisdictions in which we operate. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us or our customers. Changes in the taxation of our customers in the jurisdictions in which we have material sales, whether by introduction of new tax laws or application of existing ones, could have a material adverse effect on our business or financial performance, in particular if tax authorities successfully assert that additional transactional taxes should apply to the solutions provided by us or should apply retroactively.

Any changes to existing tax rules or their interpretation or the introduction of new rules, including with regard to the deductibility of interest expenses, could adversely affect our worldwide business operations and our business and financial performance. Additionally, these events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our product and maintenance prices to offset the costs of these changes, existing customers may elect not to renew their maintenance arrangements and potential customers may elect not to purchase our solutions. Additionally, new, changed, modified or newly interpreted or applied tax rules could increase our and our customers' compliance, operating and other costs, as well as the costs of our solutions. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could have a material adverse effect on our business and financial performance.

If we lose our status as a foreign private issuer, we may incur additional legal, accounting or other expenses to transition our financial reporting system to U.S. GAAP, which differs in certain significant respects from IFRS, and to provide additional disclosures required of U.S. public companies.

The registrant is currently a "foreign private issuer," as such term is defined in Rule 3b-4 of the Exchange Act. The registrant can lose its foreign private issuer status if more than 50% of the registrant's shares are held by U.S. persons and any of the following occurs: (1) a majority of its directors and executive officers are U.S. citizens or residents; (2) more than 50% of its assets are located in the United States; or (3) the registrant's business is administered principally in the United States. Under Rule 3b-4 under the Exchange Act, the determination of whether a company is a foreign private issuer is made annually on the last business day of an issuer's most recently completed second fiscal quarter. Accordingly, the first determination as to whether the registrant will continue to be a foreign private issuer after the completion of this offering will be made on June 28, 2013.

Currently we report our financial statements under IFRS. If we were to lose our status as a foreign private issuer, we will be required under current rules of the SEC to report our financial statements under U.S. generally accepted accounting principles, or "U.S. GAAP," in our future SEC filings. The transition from IFRS to U.S. GAAP would require us to invest a substantial amount of resources and time, and we would be required to convert historical financial statements prepared under IFRS from prior fiscal years into U.S. GAAP financial statements included in our SEC filings. We expect that we would incur significant additional legal, accounting and other expenses in connection with this transition, which may negatively impact our results of operations. Furthermore, there is no guarantee that we would be able to complete the timely transition to U.S. GAAP in order to meet our disclosure obligations under the Exchange Act and failure to do so could result in delayed reporting and in delisting, and could otherwise adversely affect our business and operating results.

There have been and there may in the future be certain significant differences between U.S. GAAP and IFRS, including differences related to revenue recognition, share-based compensation expense, income tax and the accounting for preferred shares and earnings per share. As a result, our financial information and reported earnings for future periods within a fiscal year or any interim period could be significantly different if they were prepared in accordance with U.S. GAAP. We do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. Consequently, if we were required to begin reporting in U.S. GAAP, you may not be able to meaningfully compare our financial statements under U.S. GAAP with our historical financial statements under IFRS.

If we lose our status as a foreign private issuer, we will be required to comply with certain more detailed and extensive reporting and other requirements applicable to U.S. domestic issuers and will likely incur significant additional legal, accounting and other expenses associated with such compliance, which may adversely affect our results of operations.

Our results of operations may be adversely affected by changes in accounting standards or interpretations of accounting standards.

We prepare our financial statements in conformity with IFRS. These principles are subject to interpretation by various bodies formed to interpret and create appropriate accounting standards, and from time to time the International Accounting Standards Board and the SEC issue new financial accounting and reporting guidance or interpretations of those standards. These changes are beyond our control, can be hard to predict and could materially impact how we report our results of operations and financial condition. We could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements in material amounts. Furthermore, future changes in accounting standards or interpretations may require us to divert financial resources and increase managerial oversight to ensure compliance with these changes.

We continuously review our compliance with all new and existing revenue recognition accounting pronouncements. Depending upon the outcome of these ongoing reviews and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, we may be required to modify our reported results, revenue recognition policies or business practices, which could harm our results of operations.

Currency exchange rate fluctuations may have a negative effect on our financial condition.

We are exposed to fluctuations in currency from sales of our products and purchases of goods, services and equipment and funding denominated in the currencies of several countries. In particular, we are exposed to the fluctuations in the exchange rate between the dollar and the euro. In 2011, based on the functional currency of our subsidiaries, 39% of our revenue was accounted for in euros and 16% of our revenue was accounted for in pounds sterling, while the remainder was largely accounted for in dollars. We anticipate that the majority of revenue from our products will continue to be in euros, dollars and pounds sterling. Fluctuations in currency exchange rates may affect our results of operations and the value of our assets and revenue, and increase our liabilities and costs, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. See "Operating and financial review and prospects—Quantitative and qualitative disclosures about market risk—Foreign currency risk."

In addition, due to the constantly changing currency exposures and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on our future results and, because we do not currently hedge fully against all currency risks and fluctuations between the dollar and the euro, such fluctuations may result in currency exchange rate losses. Fluctuations in exchange rates could result in our realizing a lower profit margin on sales of our products than we anticipate at the time of entering into commercial agreements. Adverse movements in exchange rates could have a material adverse effect on our financial condition and results of operations.

Pending or future litigation could have a material adverse impact on our results of operation, financial condition and liquidity.

From time to time, we have been, and may be in the future, subject to lawsuits brought against us by our competitors, individuals or other entities. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we record a related contingent liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. This litigation may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and the number of our customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management's and the Board's attention from operating our business. We may also need to pay damages or settle litigation with a substantial amount of cash. All of the foregoing could have a material adverse impact on our business, results of operation and cash flows.

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our solutions could negatively impact our ability to compete successfully.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing under the terms of our senior secured credit facility or on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our common shares could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

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develop or enhance our products;
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continue to expand our development, sales and marketing organizations;
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acquire complementary technologies, products or businesses;
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expand our operations throughout the world;
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hire, train and retain employees; or
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respond to competitive pressures or unanticipated working capital requirements.

Goodwill represents a significant amount of our total assets, and a future write-off could result in increased losses and a reduction of our total equity.

As of September 30, 2012, the net value of our goodwill and other intangible assets was $275.5 million, or 74.5% of our total assets. We are no longer required or permitted to amortize goodwill reflected on our balance sheet. We are, however, required to evaluate goodwill reflected on our balance sheet when circumstances indicate a potential impairment, or at least annually, under the impairment testing guidelines outlined in the standard. Future changes in the cost of capital, expected cash flows, or other factors may cause our goodwill to be impaired, resulting in a non-cash charge against results of operations to write off goodwill for the amount of impairment. If a future write-off is required, the charge could have a material adverse effect on our reported results of operations and total equity in the period of any such write-off.

Risks related to this offering

Our common share price could be highly volatile and may trade below the initial public offering price.

We will negotiate with the representatives of the underwriters to determine the initial public offering price of our common shares. The realization of any of the risks described in these "Risk factors" or other unforeseen risks could have a dramatic and adverse effect on the market price of our common shares. In particular, and in addition to circumstances described elsewhere in these "Risk factors," the following events or factors can adversely affect the market price of our common shares:

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announcements of technological innovations or new products by us or others;

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general market conditions;

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changes in government regulations or patent decisions;

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developments by our channel partners;

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fluctuations in our recorded revenue, even during periods of significant sales order activity;

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changes in estimates of our financial results or recommendations by securities analysts;

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failure of any of our solutions to achieve or maintain market acceptance;

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changes in market valuations of similar companies;

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success of competitive products or services;

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changes in our capital structure, such as future issuances of securities or the incurrence of debt;

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announcements by us or our competitors of significant services, contracts, acquisitions or strategic alliances;

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regulatory developments in the countries in which we operate;

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litigation involving our company, our general industry or both;

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additions or departures of key personnel; and

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general perception of the future of the collaboration, IT infrastructure and MSP software solutions markets.

Additionally, market prices for securities of technology companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. As a result of this volatility, investors may not be able to sell their common shares at or above the initial public offering price. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business.

Our common shares have no prior trading history in the United States or elsewhere, and an active market may not develop.

Prior to this offering there has been no public market for our common shares. The initial public offering price for our common shares will be determined through negotiations with the underwriters and may bear no relationship to the price at which the common shares will trade upon completion of this offering. Although we have applied to have our common shares listed on the New York Stock Exchange, or "NYSE," an active trading market for our common shares may never develop or may not be sustained following this offering. If an active market for our common shares does not develop, it may be difficult to sell your shares at all.

If the ownership of our common shares continues to be highly concentrated, it may prevent you from influencing significant corporate decisions and the interests of our principal shareholder may conflict with your interests.

Following the completion of this offering, Insight will beneficially own approximately [******]% of our outstanding common shares, or [******]% if the underwriters' over-allotment option is fully exercised. This concentration of share ownership may adversely affect the trading price for our common shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. Also, Insight will be able to control our management and affairs and matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other shareholders.

Our shareholders have the right to, and have no duty to abstain from exercising such right to, engage or invest in the same or similar businesses as us.

Our shareholders have other business activities in addition to their ownership of us. Our shareholders have the right to, and have no duty to abstain from exercising such right to, engage or invest in the same or similar business as us, do business with any of our customers, partners or vendors, or employ or otherwise engage any of our officers, directors or employees. If our shareholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our shareholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of one of our shareholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person's capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person's fiduciary duty and is not liable to us if such shareholder pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Raising additional capital by issuing securities may cause dilution to existing shares.

We expect the proceeds of this offering to be sufficient to meet our current cash requirements. However, our future capital requirements will depend on many factors, including:

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the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

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the costs of protecting our intellectual property, including preparing, filing and prosecuting intellectual property registrations and defending intellectual property-related claims; and

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the costs of financing unanticipated working capital requirements and responding to competitive pressures.

Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance our solutions or otherwise respond to competitive pressures would be significantly limited.

If we raise additional funds through licensing arrangements with third parties, we may have to relinquish valuable rights to our solutions, or grant licenses on terms that are not favorable to us. If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders.

You will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the net tangible book value deficit of each outstanding common share. As a result, purchasers of our common shares in this offering will suffer immediate and substantial dilution. The dilution will be $[****] per share in the net tangible book value of the common shares from the initial public offering price. If the underwriters sell additional shares following the exercise of their option to purchase additional shares or if option holders exercise outstanding options to purchase common shares, further dilution could occur. We describe this dilution in greater detail under "Dilution" in this prospectus.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified Board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We also expect that being a public company subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting and disclosure controls and procedures. For the years ended December 31, 2008, 2009, 2010 and 2011, our independent registered public accounting firm communicated several material weaknesses in our internal control over financial reporting. If this offering becomes effective in 2012, under the SEC's current rules, beginning with the year ending December 31, 2013, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm will also be required to report on our internal control over financial reporting upon the later of the year following our first annual report required to be filed with the SEC or the date that we are no longer an emerging growth company.

Effective internal controls are necessary for us to provide reliable, timely financial reports and prevent fraud. The process of implementing our internal controls and complying with Section 404 will be expensive and time-consuming, and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement or maintain required new or improved controls, or difficulties encountered in their implementation or operation, could cause us to fail to meet our reporting obligations. If we discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in our financial statements and harm our share price.

For the years ended December 31, 2009, 2010 and 2011, our independent registered public accounting firm had not been engaged to perform an audit of our internal control over financial reporting. The financial statement audits performed included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, when we and our auditors perform tests of control design and operation, additional deficiencies may be identified. Any such additional deficiencies in our internal control over financial reporting may be deemed to be material weaknesses and result in a conclusion that our internal control over financial reporting is ineffective.

Due to the extent of our international operations, our financial reporting requires substantial international activities, resources and reporting consolidation. We expect to incur substantial accounting and auditing expense and to expend significant management time in complying with the requirements of Section 404. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares could decline and we could be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or "FINRA," or other regulatory authorities. In addition, we could be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

Holders of our common shares will not be able to trade those shares on any exchange outside the United States.

We have not applied to list our common shares on any exchange other than in the United States on the NYSE, and we are not planning to apply for listing on any other exchange, whether in the United States or in any other jurisdiction. As a result, a holder of our common shares outside the United States may not be able to sell those common shares as readily as such holder would be able to if our common shares were listed on a stock exchange in that holder's home jurisdiction.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses and cause the price of our common shares to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value, in addition to using a portion of the proceeds to repay certain of our existing indebtedness.

We do not anticipate paying cash dividends on our common shares, which could reduce the return on your investment.

We do not expect to pay cash dividends on our common shares in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, under the terms of our senior secured credit facility, we are subject to certain restrictions on our ability to declare or pay dividends, and any future debt agreements may preclude us from paying dividends. Accordingly, any return on your investment must come from appreciation.

Sales of substantial amounts of our common shares following this offering could cause the market price of our common shares to decline significantly and make it more difficult for us to issue common shares in the future at a time and on terms that we deem appropriate.

All of our common shares issued and sold in this offering will be freely tradable, except that any common shares purchased by "affiliates" (as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act")) may be sold publicly only in compliance with the limitations of Rule 144, which is described elsewhere in this prospectus under the section entitled "Shares eligible for future sale." Our remaining outstanding common shares will be deemed to be "restricted securities" (as that term is defined in Rule 144) and may be sold in the public market only if registered or if the holders thereof qualify for an exemption from registration under Rule 144. Furthermore, prior to the effectiveness of this offering, substantially all of the holders of our common shares, and each member of our Board and officer of the Company, subject to certain exceptions described in the section entitled "Underwriters" below, have agreed that they will not sell their shares for a period of 180 days after the date of this prospectus.

In connection with this offering, we intend to enter into a registration rights agreement with certain of our significant shareholders pursuant to which such shareholders will be entitled to rights with respect to the registration under the Securities Act of the common shares held by such shareholders. It is expected that existing holders who beneficially own [******] or [******]% ([******]% if the underwriters over-allotment option is exercised in full) of our common shares will be entitled to the benefits of the registration rights agreement. See "Related party transactions—Registration rights agreement."

In addition, we may file a registration statement on Form S-8 under the Securities Act to register an aggregate of approximately 15,450,000 of our common shares issued or reserved for future issuance under our equity incentive plans. We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.

Although we have no actual knowledge of any plan or intention on the part of any shareholder to sell our common shares following this offering, it is likely that some shareholders, possibly including our significant shareholders, will sell shares. The market price of our common shares could decline as a result of sales of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our common shares, the price of our shares could decline.

We believe that the trading price for our common shares will be affected by research or reports that industry or financial analysts publish about us or our business. If one or more of the analysts who may elect to cover us downgrade their evaluations of our common shares, the price of our common shares could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our common shares, which in turn could cause our share price to decline.

Risks related to investment in a Luxembourg company

We are organized under the laws of the Grand Duchy of Luxembourg and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. The majority of our assets are located outside the United States. Furthermore, the majority of our directors and officers named in this prospectus reside outside the United States and most of their assets are located outside the United States. As a result, investors may find it difficult to effect service of process within the United States upon us or these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Furthermore, Luxembourg law does not recognize a shareholder's right to bring a derivative action on behalf of the company except in limited cases.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The competent jurisdiction in Luxembourg will authorize the enforcement in Luxembourg of the U.S. judgment if it is satisfied that all of the following conditions are met:

•
the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;

•
the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•
the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts;

•
the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

•
the U.S. court has acted in accordance with its own procedural laws;

•
the judgment of the U.S. court does not contravene Luxembourg international public policy; and

•
the U.S. court proceedings were not of a criminal or tax nature.

Under our articles of association and also pursuant to separate indemnification agreements, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of association, to the extent allowed by law, the rights and obligations among or between us and any of our current or former directors and officers are governed exclusively by the laws of the Grand Duchy of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or jurisdictions that would apply Luxembourg law.

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of association and by the laws governing joint stock companies organized under the laws of the Grand Duchy of Luxembourg. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg laws and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

Neither our articles of association nor Luxembourg law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain United States state laws. Also, as a foreign private issuer, we will be exempt from certain of the rules and regulations of the Exchange Act, including those with respect to the solicitation of proxy statements, the Section 16 reporting requirements, and insider liability and short swing profit recapture for our directors, officers and at least 10% shareholders. In addition, our filing of annual, quarterly and current reports will also be less extensive, less current and less frequent than those filings of domestic issuers who are subject to the Exchange Act. Furthermore, the fair disclosure requirements of Regulation FD apply only to United States domestic companies. As a result of the differences referenced above, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. company.

Holders of our shares may not be able to exercise their pre-emptive subscription right and may suffer dilution of their shareholding in the event of future share issuances.

Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of shares for cash consideration. However, our controlling shareholders have, in accordance with Luxembourg law, authorized the Board to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by law to the extent the Board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized share capital. Such shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including premium). In addition, shareholders may not be able to exercise their pre-emptive right or to do so on a timely basis, unless they comply with local corporate and/or securities law in Luxembourg and in the jurisdiction in which the shareholder is resident, in particular in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event future shares are issued.

Forward-looking statements and industry data

This prospectus contains forward-looking statements. The forward-looking statements are contained primarily in the sections entitled "Prospectus summary," "Risk factors," "Operating and financial review and prospects" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•
our ability to compete in the collaboration, IT infrastructure and MSP software solutions markets;

•
our growth strategies;

•
our ability to develop and sell new products and product enhancements;

•
the termination of, or changes to, our relationships with our third-party channel partners and other third parties;

•
our estimates of future performance;

•
our estimates of market sizes and anticipated uses of our products;

•
our estimates regarding anticipated net profits or losses, operating profits or losses, future revenue, expenses, capital requirements and our needs for additional financing;

•
our legal and regulatory compliance efforts;

•
our ability to adequately protect our intellectual property;

•
our ability to operate our business without infringing the intellectual property rights of others;

•
flaws in our internal controls and IT systems;

•
our geographic expansion plans;

•
a loss of rights to develop and commercialize our products under our license and sublicense agreements;

•
a loss of any of our key management personnel; and

•
worldwide economic conditions and their impact on the demand for our solutions.

We discuss many of the foregoing and other risks in this prospectus in greater detail under the heading "Risk factors." Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions as of the date of this prospectus. You should read this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates, that are based on industry publications, data from research firms and other third-party sources, surveys, estimates and forecasts, including those generated by IDC, Gartner, Inc. and comScore, Inc. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we believe the information in these industry publications and third-party sources is reliable, we have not independently verified the accuracy or completeness of the information. In addition, projections, assumptions and estimates of our future performance, industry or market conditions and demographics are inherently imprecise, and the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk factors."

Use of proceeds

We estimate that the net proceeds from the sale of the [******] common shares that we are offering will be approximately $[******], after deducting the underwriting discount and commissions and estimated offering expenses of $[******] and assuming an initial public offering price of $[******] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from the offering by $[******], assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. For each $1.00 increase (decrease), we would anticipate increasing (decreasing) our investment in our business accordingly. We will not receive any proceeds from the sale of common shares by the selling shareholders. See "Principal shareholders."

The primary purposes of this offering are to create a public market for our common shares, facilitate the possibility of our future access to the public equity markets and repay certain of our outstanding indebtedness. We will use approximately $18.3 million of our net proceeds to repay in full the outstanding principal and accrued interest we owe under nine convertible subordinated promissory notes issued to parties that held our class B preferred participating shares, which we refer to as our "class B preferred shares." For additional information about the convertible subordinated promissory notes, see "Operating and financial review and prospects—Liquidity and capital resources—Indebtedness—2011 Convertible subordinated promissory notes."

We expect to use the remaining net proceeds for working capital and other general corporate purposes, including financing our further growth. Expenditures for future growth could include developing new products, expanding our sales force in international markets and hiring additional personnel to enable us to bring products to market sooner. We may use a portion of our net proceeds to acquire or invest in other businesses, technologies or products.

The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations, the success of our product development efforts, competitive and technological developments, and the rate of growth, if any, of our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we may invest the net proceeds of this offering in cash, cash equivalents, money market funds, government securities or short-term interest-bearing, investment grade securities to the extent consistent with applicable regulations. We cannot predict whether the proceeds will be invested to yield a favorable return.

Corporate reorganization

Prior to October 24, 2012, we conducted our business through the registrant, GFI Software S.à r.l., then a Luxembourg limited liability company (société à responsabilité limitée) and its direct and indirect subsidiaries. The registrant does not engage in any operations and has only nominal assets, other than a 100% interest in TV GFI Holding Company S.à r.l., or "TV GFI," which itself does not engage in any operations and has only nominal assets and a 100% direct and indirect interest in our operating subsidiaries.

In anticipation of this offering, on October 24, 2012, we underwent a corporate reorganization. Pursuant to the corporate reorganization, we held an extraordinary general meeting of our shareholders before a Luxembourg notary at which the shareholders approved, among other things, the following actions:

•
a change in the corporate form of the registrant to a Luxembourg joint stock company (société anonyme);

•
the restatement of our registrant's articles of association;

•
the related conversion of our board of managers into a board of directors; and

•
the appointment of such directors.

Upon completion of the extraordinary general meeting, the Luxembourg notary filed and arranged for publication of the notarial deed. The corporate reorganization was effective upon the passing of the notarial deed and will be enforceable against third parties upon publication of such notarial deed in accordance with Luxembourg law.

The corporate reorganization was necessary to facilitate the offering described in this prospectus. Under Luxembourg law, a Luxembourg limited liability company is not permitted to have more than 40 shareholders, whereas the number of shareholders permitted in a Luxembourg joint stock company is unlimited. Furthermore, under Luxembourg law, a Luxembourg limited liability company may not raise funds by issuing securities to the public, whereas this limitation does not apply to a Luxembourg joint stock company. As this offering constitutes an issuance of securities to the public and it is anticipated that the Company will have more than 40 shareholders upon consummation of this offering, the Company was converted from a Luxembourg limited liability company to a Luxembourg joint stock company to permit the offering to occur.

Our corporate reorganization did not affect our operations, which we continue to conduct through our operating subsidiaries.

Dividend policy

In October 2011, we distributed €105.0 million (approximately $145.0 million) to the holders of our then-existing class B preferred shares. This distribution reduced the liquidation preference on the class B preferred shares by the same amount. In November 2011, in connection with the elimination of the preference on our then-existing class B preferred shares and the conversion of the class B preferred shares into an equivalent number of class A common shares, we undertook a second distribution of €9.0 million (approximately $12.2 million) and issued convertible subordinated promissory notes to the holders of our class B preferred shares for the balance of the remaining preference on the class B preferred shares. See "Operating and financial review and prospects—Indebtedness—2011 Convertible subordinated promissory notes" for further discussion of the terms of these notes as well as the notes to our financial statements included elsewhere in this prospectus for a discussion of the accounting treatment of the October 2011 and November 2011 transactions.

Currently, we intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Any future determination to pay cash dividends will depend on the discretion of our shareholders at their general meeting, or, with respect to interim dividends, of our Board, and will also depend on, among other things, our financial condition, results of operations, capital requirements, general business conditions, and any contractual restrictions and other factors that our shareholders or Board may deem relevant.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution.

The registrant is a holding company and has no material assets other than its ownership of shares in TV GFI and its direct and indirect ownership of our operating subsidiaries. TV GFI is a holding entity with no material assets other than its direct and indirect ownership of shares in our operating subsidiaries in both the U.S. and other countries. If we were to distribute a dividend at some point in the future, we would cause the operating subsidiaries to make distributions to TV GFI, which in turn would make distributions to the registrant in an amount sufficient to cover any such dividends.

We are subject to certain restrictions on our ability to declare or pay dividends. For example, our senior secured credit facility prohibits the registrant and certain of our subsidiaries from paying dividends or making other restricted payments unless such payments are made in accordance with the terms of our senior secured credit facility.

If we decide to declare dividends in the future, we must do so either in euros or in-kind. If we declare dividends in euros, the amount of dollars realized by shareholders will vary depending on the rate of exchange between dollars and euros. To the extent we pay dividends in euros, shareholders will bear any costs related to the conversion of euros into dollars or any other currency.

Capitalization

The following table sets forth our cash and capitalization as of September 30, 2012:

•
on an actual basis; and

•
on an as adjusted basis to reflect our issuance and sale of [******] common shares in this offering at an assumed initial public offering price of $[******] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as well as the impact of the repayment in full of the outstanding principal and accrued interest we owe under nine promissory notes issued to parties that held our class B preferred participating shares.

You should read this table in conjunction with the discussion under the heading "Operating and financial review and prospects" and our financial statements and related notes included in this prospectus.

The unaudited as adjusted consolidated financial data is presented for informational purposes only and does not purport to represent what our financial position actually would have been had the transactions reflected occurred on the date indicated or our financial position as of any future date.

	As of September 30, 2012
(in thousands)	Actual	As adjusted

	(unaudited)
Cash at bank and in hand(1)	$12,076	$	[******]

Interest-bearing loans and borrowings, short-term	25,540		[******]
Interest-bearing loans and borrowings, long-term	176,687		[******]

Total borrowings	202,227		[******]
Issued capital	517		[******]
Additional paid-in capital	510,399		[******]
Accumulated losses	(620,244)		[******]
Foreign currency translation reserve	7,289		[******]

Total equity	(102,039)		[******]

Total capitalization	$100,188	$	[******]

(1)    A $1.00 increase (decrease) in the assumed offering price of $[******] per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) our cash at bank and in hand by $[******] and our total capitalization by $[******], assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

If you invest in our common shares, your ownership interest will be diluted to the extent of the difference between the public offering price per common share and the as adjusted net tangible book value per common share immediately after this offering. Our net tangible book value deficit as of September 30, 2012 was $(377.5) million, or $(10.24) per common share, based on 36,874,983 common shares outstanding as of September 30, 2012. Net tangible book value per common share is determined by dividing our total tangible assets less total liabilities by the number of common shares outstanding, before giving effect to our sale of common shares in this offering.

After giving effect to our sale of [******] common shares in this offering at an assumed initial public offering price of $[******] (the midpoint of the estimated price range set forth on the cover of this prospectus), less the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value deficit as of September 30, 2012 would have been $[******] million, or $[******] per common share. This amount represents an immediate decrease in net tangible book value deficit of $[******] per share to existing shareholders and an immediate dilution in net tangible book value of $[******] per common share to new investors. Dilution per common share represents the difference between the amount per common share paid by purchasers of our common shares in this offering and the net tangible book value per common share immediately afterwards, after giving effect to the sale of [******] common shares in this offering at an assumed initial public offering price of $[******] (the midpoint of the estimated price range set forth on the cover of this prospectus) per common share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table illustrates this per share dilution (in thousands):

Assumed initial public offering price per share		$	[******]
Net tangible book value per share as of September 30, 2012, before this offering	$(10.24)

As adjusted net tangible book value per share after this offering		$	[******]

Dilution per share to new investors		$	[******]

A $1.00 increase (decrease) in the assumed initial public offering price of $[******] (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) the as adjusted net tangible book value deficit by $[******] million, the net tangible book value deficit per share after this offering, by $[******] per share and the dilution in as adjusted net tangible book value deficit per share to investors in this offering by $[******] per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The preceding discussion and table assume no exercise of outstanding share options as of September 30, 2012. As of September 30, 2012, we had outstanding options to purchase a total of 4,058,557 of our common shares at a weighted average exercise price of $15.75 per share. To the extent that any of these options are exercised, there may be further dilution to new investors.

Selected consolidated financial data

The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial and other data together with our consolidated financial statements and related notes as well as "Operating and financial review and prospects" and the other financial information included elsewhere in this prospectus.

We derived the consolidated statement of operations data and the consolidated statement of comprehensive income data for the years ended December 31, 2009, 2010 and 2011 and consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements appearing elsewhere in this prospectus. We derived the consolidated statement of operations data and the consolidated statement of comprehensive income data for the nine months ended September 30, 2011 and 2012 and the consolidated balance sheet data as of September 30, 2012 from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information for the quarters presented below on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for the quarters presented. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods. We derived the consolidated statement of operations data and the consolidated statement of comprehensive income data for the year ended December 31, 2008 and the consolidated balance sheet data as of December 31, 2009 from our consolidated financial statements not included in this prospectus. We derived the consolidated balance sheet data as of December 31, 2008 from our unaudited financial statements. For periods prior to July 29, 2009, the date on which the registrant and GFI Acquisition came under common control, our consolidated financial statements present the consolidated results and changes in equity solely of GFI Acquisition and its subsidiaries. See "Prospectus summary—Special note regarding our corporate history and the presentation of our financial information."

Our financial statements have been prepared in accordance with IFRS as adopted by the International Accounting Standards Board. Historical results are not indicative of the results to be expected in the future.

						Nine months ended September 30,
	Year ended December 31,
(in thousands, except share and per share data)
	2008	2009	2010	2011		2011	2012

						(unaudited)
Consolidated statement of operations data:
Revenue	$51,453	$50,136	$81,725		$120,077	$86,746		$109,457
Cost of sales(1)	8,016	8,955	19,059		23,919	17,279		20,745

Gross profit	43,437	41,181	62,666		96,158	69,467		88,712
Operating costs:
Research and development(1)	4,142	6,495	14,114		24,885	18,317		20,034
Sales and marketing(1)	13,341	16,369	31,132		52,916	38,120		41,939
General and administrative(1)(5)	6,541	7,474	16,755		37,757	25,330		33,412
Depreciation, amortization and impairment	4,950	10,317	18,629		22,475	15,805		12,693

Total operating costs	28,974	40,655	80,630		138,033	97,572		108,078

Operating (loss) / profit	14,463	526	(17,964)		(41,875)	(28,105)		(19,366)
Finance costs, net	(10,138)	(13,618)	(16,480)		(10,119)	(5,308)		(13,835)
Other income / (costs), net	(991)	446	(1,328)		(3,267)	1,225		(208)

(Loss) / profit before taxation	3,334	(12,646)	(35,772)		(55,261)	(32,188)		(33,409)
Tax benefit / (expense)	(1,213)	3,320	7,493		3,325	2,829		(1,853)

(Loss) / profit for the period	$2,121	$(9,326)	$(28,279)		$(51,936)	$(29,359)		$(35,262)

Total (loss) / profit attributable to owners of GFI Software S.à r.l.	$2,121	$(5,562)	$(21,878)		$(51,936)	$(29,359)		$(35,262)

Comprehensive (loss) / profit	$1,464	$(9,499)	$(32,385)		$(41,882)	$(29,077)		$(33,881)

Comprehensive (loss) / profit attributable to owners of GFI Software S.à r.l.	$1,464	$(6,005)	$(25,984)		$(41,882)	$(29,077)		$(33,881)

Basic and diluted profit / (loss) per:
Class A common share	$0.17	$(0.93)	$(1.67)		$(36.24)	$(1.06)		$(0.96)

Class B preferred participating share(2)	$—	$(0.31)	$(0.42)		$(0.48)	$(0.23)		$—

Weighted average shares outstanding
Class A common shares	4,255,846	5,986,161	9,957,491		14,733,739	11,057,877		36,872,385
Class B preferred participating shares(2)	—	77,875	12,658,701		66,377,579	77,405,164		—
Pro forma basic and diluted loss per: (unaudited)(3)
Class A common share				$	[******]		$	[******]
Class B preferred participating share(2)				$	[******]		$	[******]
Pro forma weighted average shares outstanding (unaudited)
Class A common shares					[******]			[******]
Class B preferred participating shares(2)					[******]			[******]

					Nine months ended September 30,
	Year ended December 31,
(in thousands, except share and per share data)
	2008	2009	2010	2011	2011	2012

					(unaudited)
Supplemental financial metrics:
Billings(4)	$50,641	$71,470	$143,526	$200,240	$140,503	$158,911
Unlevered Free Cash Flow (unaudited)(4)	20,963	17,201	52,887	54,613	40,850	23,929
Adjusted EBITDA(4)(5)	19,895	33,902	66,448	74,895	52,281	51,952

(1)    Includes share-based compensation expense, as follows:

Cost of sales	$(7)	$25	$34	$321	$258	$99
Research and development	20	55	63	1,153	887	623
Sales and marketing	18	148	453	2,076	1,454	1,470
General and administrative	(34)	281	442	6,688	5,364	3,675

	$(3)	$509	$992	$10,238	7,963	5,867

(2)    See "Description of share capital—Historical development of the share capital of the registrant" for a description of the issuance (including the terms thereof) and subsequent elimination of the class B preferred participating shares.

(3)    Unaudited pro forma basic and diluted loss per class A common share and per class B preferred participating share gives effect to the impact of the repayment in full of the outstanding principal and accrued interest we owe under nine subordinated promissory notes issued to parties that held our class B preferred participating shares, as if the repayment had occurred at the beginning of the period starting on January 1, 2011 and reflects a reduction in interest expense, net of tax, of $203,000 for the year ended December 31, 2011 and $1,019,000 for the nine months ended September 30, 2012. We expect the offering to include the issuance of [******] common shares ([******] common shares if the underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $[******] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), the proceeds from the issuance of [******] of which, after deducting the estimated underwriting discounts and commissions, will be used to repay these promissory notes.

(4)   See "Supplemental information" below for how we define and calculate Billings, Unlevered Free Cash Flow and Adjusted EBITDA, and a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, and a discussion about the limitations of these non-IFRS financial measures.

(5)    Included in Adjusted EBITDA are realized foreign exchange gains and losses that are included in general and administrative expenses within the consolidated statement of operations. Realized foreign exchange gains/(losses) included in Adjusted EBITDA and general and administrative expenses were $69,000, $307,000, $(626,000) and $324,000 for the years ended December 31, 2008, 2009, 2010 and 2011, respectively, and $(329,00) and $(1,032,000) for the nine months ended September 30, 2011 and 2012, respectively.

The following table presents our summary consolidated balance sheet data as of each date indicated:

	As of December 31,				As of September 30, 2012
(in thousands, except share data)	2008	2009	2010	2011	Actual	As adjusted(1)

	(unaudited)				(unaudited)
Consolidated balance sheet data:
Cash at bank and in hand	$6,292	$9,067	$22,719	$16,524	$12,076	$	[******]
Total assets	114,012	315,499	367,995	369,408	$369,869	$	[******]
Working capital(2)	(104,718)	(48,906)	(103,813)	(92,941)	$(113,853)	$	[******]
Deferred revenue, including long-term portion	17,924	43,418	117,738	190,154	$238,712	$	[******]
Interest-bearing loans and borrowings	99,068	201,151	87,312	213,969	$202,227	$	[******]
Total liabilities	123,072	279,046	239,494	446,487	$471,908	$	[******]
Issued capital	6,028	13,357	123,946	517	$517	$	[******]
Total equity	(9,060)	36,453	128,501	(77,079)	$(102,039)	$	[******]
Shares outstanding:
Class A common shares	430,218,067	953,263,614	1,105,788,052	36,859,598	36,874,983		[******]
Class B preferred participating shares(3)	—	17,828,100	7,740,516,390	—	—

(1)    As adjusted information included above in the consolidated balance sheet data gives effect to the sale of [******] common shares by us in this offering at an assumed initial public offering price of $[******] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us, as well as the impact of the repayment in full of the outstanding principal and accrued interest we owe under nine subordinated promissory notes issued to parties that held our class B preferred participating shares.

(2)    Includes current portion of deferred revenue of $15,421, $25,629, $51,281 and $78,777 as of December 31, 2008, 2009, 2010 and 2011, respectively, and $100,497 as of September 30, 2012.

(3)    See "Description of share capital—Historical development of the share capital of the registrant" for a description of the issuance (including the terms thereof) and subsequent elimination of the class B preferred participating shares.

Supplemental information

Billings

Billings is a non-IFRS financial measure which we calculate by adding revenue recognized during the applicable period to the change in deferred revenue between the start and end of the same period, as presented in our consolidated statement of cash flows. We consider Billings to be a leading indicator of future revenue and operational growth based on our business model of billing total arrangement fees at the time of sale, and we use Billings to evaluate the operating performance of our operating segments. Our use of Billings as a non-IFRS measure has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for revenue or an analysis of our results as reported under IFRS. Some of these limitations are:

•
Billings does not predict revenue for a specific future period. Trends in Billings are not directly correlated to trends in revenue except when measured over longer periods; and

•
Other companies, including companies in our industry, may not use Billings, may calculate Billings differently, or may use other financial measures to evaluate their performance—all of which reduce the usefulness of Billings as a comparative measure.

A significant portion of our Billings relates to solutions for which the corresponding revenue is deferred and subsequently recognized over time. In particular, Billings for maintenance, subscriptions and web-based services are typically invoiced in advance of ratable revenue recognition, which typically ranges over periods of up to 48 months.

The following table reconciles revenue, the most directly comparable IFRS measure, to Billings for the periods indicated:

	Year ended December 31,				Nine months ended September 30,
(in thousands)	2008	2009	2010	2011	2011	2012

Reconciliation of revenue to Billings:
Revenue	$51,453	$50,136	$81,725	$120,077	$86,746	$109,457
Change in deferred revenue	(812)	21,334	61,801	80,163	53,757	49,454

Billings	$50,641	$71,470	$143,526	$200,240	$140,503	$158,911

Unlevered Free Cash Flow

Unlevered Free Cash Flow is a non-IFRS financial measure that we define as net cash flows from operating activities less capital expenditures, net of proceeds from the sales of property and equipment. Our management uses this measure when evaluating the operating performance of our consolidated business. We believe Unlevered Free Cash Flow provides management and investors with a more complete understanding of the underlying liquidity of our core operating business and our ability to meet our current and future financing and investing needs. While we believe that this non-IFRS financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for net cash flows from operating activities presented in accordance with IFRS.

The following table presents a reconciliation of net cash flows from operating activities, the most comparable IFRS financial measure, to Unlevered Free Cash Flow for each of the periods indicated:

	Year ended December 31,				Nine months ended September 30,
(in thousands)	2008	2009	2010	2011	2011	2012

Reconciliation of net cash flows from operating activities to Unlevered Free Cash Flow:
Net cash flows from operating activities	$21,960	$18,069	$55,007	$59,939	$45,078	$26,192
Capital expenditures, net of proceeds from sales of property and equipment	(997)	(868)	(2,120)	(5,326)	(4,228)	(2,263)

Unlevered Free Cash Flow	$20,963	$17,201	$52,887	$54,613	$40,850	$23,929

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as profit (loss) for the year, adjusted for tax benefit (expense), unrealized exchange fluctuations, finance costs, finance revenue, gain (loss) on disposals, depreciation, amortization and impairment, share-based compensation, share of loss in associate, specific extraordinary, non-recurring items, plus the change in deferred revenue between the start and end of the period as presented in our consolidated statement of cash flows. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board, and we use Adjusted EBITDA to evaluate the operating performance of our operating segments. In addition, our lenders under our senior secured credit facility utilize consolidated EBITDA (as defined in our senior secured credit facility), which we believe to be the same as Adjusted EBITDA, as a key measure of our financial performance in relation to certain of our operating covenants under our senior secured credit facility. See "Operating and financial review and prospects—Liquidity and capital resources—Indebtedness—2011 Senior secured credit facility" for a further discussion of the use of consolidated EBITDA in our senior secured credit facility. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

The following table presents a reconciliation of (loss) profit, the most comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated:

	Year ended December 31,				Nine months ended September 30,
(in thousands)	2008	2009	2010	2011	2011	2012

Reconciliation of (loss) profit to Adjusted EBITDA:
(Loss) / profit for the period	$2,121	$(9,326)	$(28,279)	$(51,936)	$(29,359)	$(35,262)

Tax benefit / (expense)	1,213	(3,320)	(7,493)	(3,325)	(2,829)	1,853
Finance costs	10,294	13,659	16,576	10,203	5,379	13,884
Finance revenue	(156)	(41)	(96)	(84)	(71)	(49)
Depreciation, amortization and impairment	6,247	11,533	21,619	26,369	18,666	15,997

EBITDA	19,719	12,505	2,327	(18,773)	(8,214)	(3,577)

Reconciling items:
Change in deferred revenue	(812)	21,334	61,801	80,163	53,757	49,454
Share-based compensation	(3)	509	992	10,238	7,963	5,867
Unrealized exchange fluctuations	103	(446)	2,993	3,362	(1,130)	159
Share of loss in associate(1)	—	—	—	—	—	49
Gain / (loss) on disposals	888	—	(1,665)	(95)	(95)	—

Adjusted EBITDA	$19,895	$33,902	$66,448	$74,895	$52,281	$51,952

(1)    Share of loss in associate represents the proportionate share of profit or loss of our investment in associate, which is accounted for under the equity method and recognized in our consolidated statement of operations.

Operating and financial review and prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our "Selected consolidated financial data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under "Risk factors" and "Forward-looking statements and industry data."

Overview

We are a global provider of collaboration, IT infrastructure and managed service provider software solutions that are designed for SMBs. Our solutions enable SMBs to easily manage, secure and access their IT infrastructure and business applications.

Throughout our history, we have focused on the SMB market by developing and acquiring solutions that address the most prevalent pain points faced by SMBs. Since our inception in 1999, we have observed a growing paradigm shift in the preferences of SMBs. In particular, we observed that SMBs have increasingly preferred to purchase easy-to-use, lower-cost products that solve a particular problem and that can be conveniently downloaded from the Internet or purchased from local resellers rather than the large, expensive IT infrastructure product suites offered by many enterprise software vendors through direct-sales organizations. As a result, we have developed a business model that capitalizes on these trends in SMB purchasing behavior and enables us to cost-effectively sell our solutions to SMBs on a global basis. To accelerate the adoption of our solutions and allow our customers to quickly address their IT challenges, our business model simplifies the process for SMBs to discover, evaluate, procure and deploy our solutions.

We operate a scalable, data-driven online marketing model targeted at the end-users of our solutions, using focused marketing campaigns to drive prospective customers to our websites and to our partners. We leverage blogs, social media and custom content sites to create online communities that enable our existing and prospective customers to connect directly and share information. We have a try-before-you-buy sales approach in which we offer downloadable, full-featured, free versions of most of our products for a designated trial period to enable our customers to understand the benefits of our solutions prior to making a purchase. We believe that increasing the number of downloads and user trials of our products has proven to be one of the best ways to generate new sales. Therefore, our marketing efforts focus on driving traffic to our websites through online marketing. We believe we have acquired a significant competitive advantage through our use of data analytics, lead nurturing and customer data mining. From our inception, we have focused on better understanding customer needs, usage patterns and buying habits, so that we can effectively align our marketing offerings. Our understanding of the effectiveness and reach of our marketing and sales expenditures enables us to optimize our marketing mix and generate predictable returns on those expenditures over time.

We have a diversified Internet-based distribution model that consists of direct sales from our websites, our inside sales force and an indirect partner network of over 25,000 channel partners acting as resellers worldwide. Our distribution model allows us to maximize our global reach and has resulted in a high volume of transactions with SMB customers, while reducing our sales and marketing expense. Our customer base has grown from over 89,000 business customers as of December 31, 2008 to over 281,000 business customers in over 180 countries as of September 30, 2012. In addition to continuing to attract new customers, we believe we have a significant opportunity to market and cross-sell complementary solutions to our global customer base, and we have recently increased our expenditures to generate additional revenue from existing SMB customers. We intend to continue to invest in sales and marketing initiatives, including our direct sales organization and indirect partner network, to drive long-term growth in Billings and revenue and expand our customer base. Any investments that we make in sales and marketing will occur in advance of our experiencing any benefits from such investments, making it more difficult for us to determine if we are efficiently allocating our resources in these areas. In addition, if our existing customers do not require additional products in our portfolio, it may be difficult for us to cross-sell other solutions and increase our Billings and revenue from existing customers.

Our sales and marketing strategy is geared toward generating a high volume of low-price transactions. Our low up-front average selling price of less than $500 decreases procurement risk and reduces the length of our sales cycle. Our solutions can be downloaded and implemented in a self-service manner and are designed so that they do not require professional services, which accelerates time-to-value and reduces total cost of ownership for our customers. We primarily earn revenue from our customers by offering recurring subscription agreements, connectivity services in connection with our TeamViewer product, and license arrangements that generally include optionally renewable maintenance contracts. In 2011, our revenue was comprised of 78% web-based services, maintenance and subscription revenue and 22% license revenue. For the nine months ended September 30, 2012, our revenue was comprised of 83% web-based services, maintenance and subscription revenue and 17% license revenue.

We expect to continue to invest in product development efforts and enhancements to our SaaS platform. We plan to develop new software products that serve the SMB market and add additional features and functionality to existing solutions to enable our customers to derive more value from our products and increase adoption by new customers and existing customers. While we believe we are well positioned to address a significant market opportunity, our markets are evolving, and we expect to face significant competition in the future. We face competition from both traditional, larger software vendors offering enterprise software solutions and services and smaller companies offering individual solutions for specific collaboration, IT infrastructure and MSP issues. We believe the functionality of our solutions, our business model and go-to-market strategy, low total cost of ownership and our ability to deliver rapid-time-to-value to customers have helped us effectively compete in our software markets.

We have incurred net losses for the last three fiscal years and we do not expect to be profitable on an IFRS basis through at least 2012 and 2013. Although we anticipate that our operating expenses will increase for the foreseeable future as we continue to invest to grow our customer base, expand our marketing and distribution channels, increase the number of products in our portfolio, enhance our existing products, expand our operations, hire additional employees and develop our SaaS platform, we anticipate that the increase in revenues will exceed the increase in expenses over the next several years, which we expect will result in a reduction in net losses or result in net income in future periods. In addition, we recognize a majority of our revenue on a ratable basis, which typically ranges over time periods up to 48 months, whereas our research and development, sales and marketing, and general and administrative operating expenses are recognized as incurred. In addition, through our past acquisitions in 2009, 2010 and 2011, we have incurred significant non-cash expenses related to amortization of intangible assets. We expect that these non-cash expenses related to past acquisitions will decrease in the future; however, if we acquire other businesses which result in our owning additional intangible assets, our amortization expense may further increase. For the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, we incurred losses of $35.3 million, $51.9 million and $28.3 million, respectively. Despite these IFRS net losses, we generated Unlevered Free Cash Flow of $23.9 million in the nine months ended

September 30, 2012 and $54.6 million and $52.9 million in the years ended December 31, 2011 and 2010, respectively. We believe Unlevered Free Cash Flow provides management and investors with a more complete understanding of the underlying liquidity of our core operating business and our ability to meet our current and future financing and investing needs. See "Summary consolidated financial and other data—Supplemental information—Unlevered Free Cash Flow" for how we define and calculate Unlevered Free Cash Flow and for a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure.

Corporate history and structure

Our corporate existence began in 1999 when GFI Software LTD was formed as Avonside Technology Corporation, an international business company incorporated in the British Virgin Islands with operations in Malta. In May 2005, GFI Software LTD was indirectly acquired by GFI Acquisition, an entity controlled by certain investment funds affiliated with Insight, our majority shareholder. In the years that followed our acquisition by Insight, we have grown through both organic growth and targeted acquisitions of assets and businesses throughout the world. In July 2009, certain other investment funds affiliated with Insight indirectly acquired control of the registrant and, through a series of transactions, the registrant became the parent holding company of TeamViewer GmbH and its affiliates. See "Prospectus summary—Special note regarding our corporate history and the presentation of our financial information" above for a discussion of the impact of Insight's 2009 acquisition of the registrant on the presentation of our consolidated financial statements. In November 2010, GFI Acquisition was merged with and into the registrant, a transaction which we refer to as the "Merger." The Merger resulted in our present corporate structure.

The following is a description of our key subsidiaries through which we operate our business:

GFI Software LTD.    Our original operating company, GFI Software LTD, and certain of its direct and indirect subsidiaries have developed a broad collection of IT management solutions focused on the needs of SMBs, including: web filtering, systems monitoring, server and asset management, endpoint device control, log management and fax. We generally market our IT management solutions under the "GFI" brand.

GFI MAX Limited.    GFI MAX Limited was formed in 2003 as HoundDog Technology Limited, or "HoundDog," and offers a suite of solutions to MSPs to monitor, maintain, repair and administer the IT infrastructure that they have been hired to manage. We acquired HoundDog in July 2009 and generally market our MSP offerings under the "GFI MAX" or "MAX" brand.

GFI Software (Florida) Inc.    GFI Software (Florida) Inc. was formed in 1994 as Sunbelt Software Distribution, Inc., or "Sunbelt," and offers antivirus and email security solutions to help our customers protect their IT infrastructure from security threats and spam. We acquired Sunbelt in June 2010 and generally market our IT infrastructure security solutions under the "VIPRE" brand.

TeamViewer GmbH.    TeamViewer GmbH began its operations in 2006 with a focus on controlling computers remotely and, under our ownership, was expanded to offer additional collaboration solutions, including web conferencing and remote presentation capabilities. As discussed above, in July 2009 funds affiliated with Insight acquired control of the registrant, which became the parent holding company of TeamViewer GmbH and its affiliates, and the subsequent Merger resulted in the consolidation of the two previously independent businesses under one organizational structure. We generally market our collaboration software solutions under the "TeamViewer" brand.

Certain of our other, smaller operating subsidiaries acquired through acquisitions include:

Techgenix Limited.    In March 2008, we acquired Techgenix Limited to build a closer relationship with the IT professionals we serve. Techgenix Limited provides IT thought leadership and technical content in the form of newsletters and websites to millions of IT professionals every month.

Internet Integration, Inc.    In September 2009, we acquired Internet Integration, Inc. (which conducts business under the name "Katharion"). Katharion offers a hosted email filtering service that we have incorporated into our GFI MAX brand solutions.

Monitis, Inc.    In September 2011, we acquired Monitis, Inc. and its sister company, Monitis GFI CJSC, which we collectively refer to as "Monitis." Monitis offers an integrated suite of web application and cloud services monitoring tools that are delivered as an easy-to-use, easy-to-deploy SaaS solution for SMBs.

Certain of the acquisitions described above have had a material impact on our results of operations for the periods discussed below or may have a material impact on our results of operations for future periods. In response to emerging technology and market trends that impact our customers, we will continue to seek to expand our range of software solutions through internal development, partnerships with other technology providers, and potential strategic acquisitions.

Operating segments

Prior to January 2012, the company was organized into one operating segment. In the first quarter of 2012, we changed our internal organizational reporting structure and identified three reportable operating segments as follows:

Operating segment	Description

Collaboration	Offers collaboration solutions through TeamViewer, our remote collaboration product, which provides multi-user web conferencing, desktop and file sharing, and secure remote control and access to virtually any Internet-enabled device.
IT Infrastructure	Offers solutions that enable SMBs to manage, secure and access their IT resources, such as servers and workstations.
GFI MAX
Provides SaaS solutions designed specifically for providers of outsourced IT support services, including the ability to configure, monitor, manage and secure their customers' IT infrastructure through the cloud.

Each of our operating segments offers different services and technology and is managed separately pursuant to developed marketing strategies. Our Collaboration operating segment derives revenue from developing, selling and supporting computer software for collaboration and remote access over the Internet, primarily through our TeamViewer product. Sales of our TeamViewer product are bundled with the right to connectivity services and support and, accordingly, revenue is reported within web-based services, maintenance and subscription revenue in our consolidated income statement. The IT Infrastructure operating segment generally derives its revenue from computer software which is produced and licensed for web and email filtering, archiving, back-up, fax, antivirus and network security solutions. It also offers maintenance and support in these areas. IT Infrastructure revenue is reported within both revenue lines in our consolidated income statement. Our GFI MAX operating segment generates revenue from licensing a hosted SaaS platform to third parties to enable remote IT management, monitoring and security. Our GFI MAX product is sold on a subscription basis and billed monthly in arrears and, accordingly, revenue is reported within web-based services, maintenance and subscription revenue in our consolidated income statement.

Key supplemental financial metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, establish budgets and make strategic decisions. We consider the following key financial metrics to be important measures of the performance of our business:

Billings

Billings is a non-IFRS financial measure which we calculate by adding revenue recognized during the applicable period to the change in deferred revenue between the start and end of the same period, as presented in our consolidated statement of cash flows. Billings growth rates presented on a constant currency basis were determined by translating the Billings from entities reporting in foreign currencies into U.S. dollars using the comparable prior period's average foreign currency exchange rates. We consider Billings to be a leading indicator of future revenue and cash inflows based on our business model of billing total arrangement fees at the time of sale, and we use Billings to evaluate the operating performance of our operating segments. We believe Billings is a useful measure because it removes the impact of timing of associated deferred revenue recognition, thereby providing a basis for evaluating core growth trends. Our use of Billings as a non-IFRS measure has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for revenue or an analysis of our results as reported under IFRS. Some of these limitations are:

•
Billings is not a substitute for revenue and does not predict revenue for a specific future period. Trends in Billings are not directly correlated to trends in revenue except when measured over longer periods of time; and

•
Other companies, including companies in our industry, may not use Billings, may calculate Billings differently, or may use other financial measures to evaluate their performance—all of which reduce the usefulness of Billings as a comparative measure.

A significant portion of our Billings relates to products and services for which the related revenue is deferred and subsequently recognized over time. In particular, Billings for maintenance, sales of our TeamViewer product, and license subscriptions are typically invoiced in advance of ratable revenue recognition, which typically ranges over periods of up to 48 months.

Billings increased by $18.4 million, or 13% (19% on a constant currency basis), from $140.5 million in the nine months ended September 30, 2011 to $158.9 million in the nine months ended September 30, 2012. Billings increased by $20.8 million, or 41%, from $50.6 million in 2008 to $71.5 million in 2009, by $72.1 million, or 101% (107% on a constant currency basis), to $143.5 million in 2010, and by $56.7 million, or 40% (35% on a constant currency basis), to $200.2 million in 2011. The increase in Billings in these periods was primarily driven by acquisitions, new customers and increased up-sell of our products to existing customers. During the third quarter of 2012, we revised our long-term forecasts of Billings and cash flows downward due to increasing uncertainty with respect to the European market. In particular, during the first half of 2012, we experienced lower than forecasted Billings and cash flows, primarily attributable to our European operations, and we believe this decrease may continue through the remainder of 2012. We believe there is a risk that this trend may continue into future periods if uncertain economic conditions continue in the European markets. As of September 30, 2012, our quarterly Billings and cash flows are consistent with our revised forecasts.

We provide a reconciliation of Billings to the most comparable IFRS metric, revenue, under "Selected consolidated financial data—Supplemental information."

Unlevered Free Cash Flow

Unlevered Free Cash Flow is a non-IFRS financial measure that we define as net cash flows from operating activities less capital expenditures, net of proceeds from the sales of property and equipment. We use this measure when evaluating the operating performance of our consolidated business. We believe Unlevered Free Cash Flow provides management and investors with a more complete understanding of the underlying liquidity of our core operating business and our ability to meet our current and future financing and investing needs. We believe Unlevered Free Cash Flow is a useful measure because it shows how much cash our business generates to pay for operations before other financial obligations are taken into account. While we believe that this non-IFRS financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for net cash flows from operating activities presented in accordance with IFRS.

Unlevered Free Cash Flow decreased by $16.9 million, or 41%, from $40.9 million in the nine months ended September 30, 2011 to $23.9 million in the nine months ended September 30, 2012. Unlevered Free Cash Flow decreased by $3.8 million, or 18%, from $21.0 million in 2008 to $17.2 million in 2009, increased by $35.7 million, or 207%, to $52.9 million in 2010, and increased by $1.7 million, or 3%, to $54.6 million in 2011. The decrease in Unlevered Free Cash Flow in the first nine months of 2012 compared to the same period in 2011 was primarily driven by a $8.5 million increase in tax payments, combined with a $14.3 million decrease in net working capital adjustments period-over-period. The Unlevered Free Cash Flow change in 2010 and 2011 was primarily driven by acquisitions, new customers and increased up-sell of our products to existing customers, although the increase in 2011 was offset by our increased expenditures in infrastructure (to support the growth in our business and our ability to meet the requirements of being a public company), marketing and product development. Our Unlevered Free Cash Flow change from 2008 to 2009 resulted primarily from our year-over-year operating loss and increased tax payments.

We provide a reconciliation of Unlevered Free Cash Flow to the most comparable IFRS metric, net cash flows from operating activities, under "Selected consolidated financial data—Supplemental information."

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as profit (loss) for the year, adjusted for tax benefit (expense), other non-operating expenses, finance costs, finance revenue, gain (loss) on disposals, depreciation, amortization, share-based compensation, share of loss in associate, specific extraordinary, non-recurring items, plus the change in deferred revenue between the start and end of the period as presented in our consolidated statement of cash flows. We believe that Adjusted EBITDA provides useful information to investors and analysts in understanding and evaluating our operating results in the same manner as our management and Board, and we use Adjusted EBITDA to evaluate the operating performance of our operating segments. We believe Adjusted EBITDA is a useful measure because it reflects operating profitability before consideration of non-operating expenses and non-cash expenses, and serves as a basis for comparison against other companies in our industry. In addition, our lenders under our senior secured credit facility utilize consolidated EBITDA (as defined in our senior secured credit facility), which we believe to be the same as Adjusted EBITDA, as a key measure of our financial performance in relation to certain of our operating covenants under our senior secured credit facility. See

"Operating and financial review and prospects—Liquidity and capital resources—Indebtedness—2011 Senior secured credit facility" for a further discussion of the use of consolidated EBITDA in our senior secured credit facility. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

Adjusted EBITDA decreased by $0.3 million, or 1%, from $52.3 million in the nine months ended September 30, 2011 to $52.0 million in the nine months ended September 30, 2012. Adjusted EBITDA increased by $14.0 million, or 70%, from $19.9 million in 2008 to $33.9 million in 2009, by $32.5 million, or 96%, to $66.4 million in 2010, and by $8.4 million, or 13%, to $74.9 million in 2011. Adjusted EBITDA decreased slightly in the nine months ended September 30, 2012 as compared to the same period in 2011, despite the $18.4 million increase in Billings. This was primarily due to an increase in legal and consulting costs of $4.4 million, an increase in employee-related costs of $3.5 million, an increase related to our continued investment in and expansion of our sales and marketing operations across the world of $2.4 million, and an increase of operating lease expenses of $0.6 million versus the prior period. The increase in Adjusted EBITDA in 2010 and 2011 was primarily driven by the increase in Billings due to acquisitions, new customers and increased up-sell of our products to existing customers, although this increase in 2011 was partially offset by our increased expenditures in infrastructure (to support the growth in our business and our ability to meet the requirements of being a public company), marketing and product development.

We provide a reconciliation of Adjusted EBITDA to the most comparable IFRS metric, loss (profit), under "Selected consolidated financial data—Supplemental information."

Financial operations overview

Revenue

Web-based services, maintenance and subscription revenue.    Web-based services, maintenance and subscription revenue represents fees earned from connectivity services (which is the remote server hosting function we provide in connection with our TeamViewer product), maintenance services, our SaaS offerings, and software licenses which do not qualify for separation from bundled services, net of returns, applicable discounts and taxes collected from customers and remitted to government authorities. Web-based services, maintenance and subscription revenue does not include revenue from professional services as we do not provide professional services to our customers. TeamViewer software licenses are bundled with connectivity services and support for an unspecified period; revenue for these services is recognized ratably on a daily basis over the estimated technological software life, which is estimated to be 48 months. Updates to TeamViewer are typically released annually and are offered to customers for an incremental fee. License arrangements for some of our products include optionally renewable maintenance agreements for which the related revenue is recognized ratably on a daily basis over the maintenance period. SaaS revenue is comprised of subscription, activation and branding fees from customers who access our hosted software and service offerings. Any related Billings in advance of a subscription period are deferred and recognized ratably on a daily basis over the subscription term. Usage is primarily billed monthly and recognized as the service is provided. Activation fees are recognized ratably over the period during which the servers or workstations of an MSP customer's customer (i.e., end-user) interact with our hosted software, which is estimated to be 12 months. Branding fees, which are charged exclusively to MSP customers in the event such MSP customer elects to re-brand certain of our products offered to MSPs, are recognized ratably over the estimated MSP customer relationship period, or 60 months. We expect web-based services, maintenance and subscription revenue to increase as a percentage of total revenue due to the expected growth of our Collaboration operating segment, as well as growth in our GFI MAX operating segment, as more customers choose to purchase SaaS products.

License revenue.    License revenue is comprised primarily of perpetual software license fees and, to a lesser extent, fees generated by sales of certain third-party hardware. We recognize revenue from perpetual licenses when the significant risks and rewards of ownership have passed to the buyer as evidenced by delivery, which typically occurs by electronic transfer of the license key for use of the software, assuming all other revenue recognition criteria have been met. License revenue resulting from arrangements with an inseparable service component is recognized ratably and is presented separately whenever supported by a reasonable, consistently applied methodology. We anticipate that license revenue will decrease as a percentage of total revenue primarily due to more customers purchasing web-based services in the future.

Cost of sales

Cost of web-based services, maintenance and subscription.    Cost of web-based services, maintenance and subscription sales primarily consists of personnel costs related to providing technical support services, royalties, third-party contractor expenses, facilities costs attributable to our technical support personnel, data center charges and merchant fees. Personnel costs include salaries, employee benefit costs, bonuses, share-based compensation and direct overhead. We allocate share-based compensation expense to personnel costs within cost of sales. We expect cost of sales relative to revenue, and thus gross margins from web-based services, maintenance and subscription, to remain consistent in future years.

Cost of licenses.    Cost of license sales primarily consists of royalties, hardware, third-party software costs and merchant fees. In the long term, gross margins from license sales could fluctuate significantly depending on the competitive marketplace and the product mix.

Amortization of acquired software and patents.    Amortization of acquired software and patents relates to intangible assets acquired in connection with the acquisitions of HoundDog, TeamViewer GmbH and Katharion in 2009, Sunbelt in 2010 and Monitis in 2011. The acquired software and patents are amortized over the period in which we expect to realize the benefit. Software acquired in connection with these transactions is being amortized over estimated lives ranging from three to eight years. Patents and licenses acquired in connection with these transactions are being amortized over their estimated useful lives of three to five years.

Operating expenses

We classify our operating expenses into four categories: research and development, sales and marketing, general and administrative, and depreciation, amortization and impairment.

Research and development.    Research and development expenses primarily consist of personnel and facility costs for our research and development employees, as well as third-party contractor costs and consulting fees. We have devoted our development efforts primarily to enhancing functionality and expanding and maintaining the capabilities of our software solutions. We expect to expand our research and development operations in 2012 by hiring additional personnel.

Sales and marketing.    Sales and marketing expenses primarily consist of personnel costs for our sales and marketing employees, the cost of marketing programs, commissions earned by our sales personnel and facilities costs attributable to our sales and marketing personnel. We expect to continue to hire additional sales and marketing personnel and increase our investment in marketing programs in 2012.

General and administrative.    General and administrative expenses primarily consist of personnel costs for our executive, finance, legal, human resources and administrative personnel, as well as the cost of facilities, legal, accounting and other professional service fees, acquisition-related expenses, realized currency gains and losses and other corporate expenses. We expect to continue to incur higher costs associated with being a public company, including increased personnel costs from additional hires, legal, corporate insurance and accounting expenses, and the additional costs of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act and related regulation.

Depreciation, amortization and impairment.    Depreciation consists primarily of depreciation expense on computer equipment, computer software and office equipment. Amortization is primarily amortization expense on intangible assets from acquisitions. If we acquire other businesses which result in our owning additional intangible assets, the amortization of any acquired intangible assets could cause our amortization expense to increase as a percentage of net revenue. Impairment of goodwill and other intangible assets is recognized when we determine that the carrying value of goodwill and indefinite-lived intangible assets is greater than the fair value. We assess the carrying value of goodwill and other indefinite-lived intangibles at least annually, and more frequently when circumstances indicate that the carrying value may be impaired. If future circumstances change and the fair value of goodwill or intangible assets is less than the current carrying value, additional impairment charges will be recognized.

Non-operating expenses and income

Non-operating expenses and income primarily consist of finance costs, finance revenue, unrealized exchange fluctuations and gain on disposal of product lines. Finance costs primarily consist of interest expense associated with our outstanding debt. Finance revenue is interest income received on our cash and cash equivalents. Monetary assets and liabilities that are denominated in foreign currencies are remeasured at the period-end closing rate with resulting unrealized exchange fluctuation.

From time to time we have elected to dispose of existing product lines that we considered to be inconsistent with our core business strategy. A gain is recorded when we determine that the proceeds from the sale exceed the carrying value of the disposed assets, and a loss is recorded when the carrying value of the disposed assets exceeds the proceeds from the sale.

Income tax expense

Income tax expense consists of the current taxes we pay in several countries on our taxable income, as well as deferred tax with respect to differences in the timing between the reporting of income and expense for financial purposes and taxable income. The timing differences largely relate to deferred revenue, intangible assets and unabsorbed tax losses. For a further breakdown of our income tax components, see the income tax footnote in our consolidated financial statements included elsewhere in this prospectus.

We determine our income tax expense for financial reporting purposes under IAS 12 Income Taxes. Differences exist between the computation of income tax expense for financial reporting purposes and the income tax payable to the various tax authorities. These differences are a result of differences in the computations of income and expense under the tax laws in the various jurisdictions in which we operate and the amounts calculated for financial reporting purposes. These differences may result in a material difference in the income tax expense recorded and the amount of cash taxes paid in the future.

Impact of foreign currency translation

Although our reporting currency is the dollar, our functional currency is the euro; accordingly, a significant portion of our business is conducted in currencies other than the dollar. While our operating subsidiaries usually conduct their business in their respective functional currencies and thus incur expenses payable in the same currencies in which they generate revenue, our risk of exchange rate fluctuations from ongoing ordinary operations is potentially significant because a significant portion of our corporate expenses are in dollars rather than euros and certain of our subsidiaries incur expenses independently of their generation of revenue. We do not engage in any formal hedging activities.

Fluctuations in the value of the currencies in which we do business relative to the dollar may have a material adverse effect on our business, results of operations and financial condition. The depreciation of such other currencies in relation to the dollar decreases the reported dollar value of our assets and liabilities denominated in such other currencies and decreases the dollar value of revenue and expenses denominated in such other currencies. Conversely, the appreciation of any currency in relation to the dollar has the effect of increasing the dollar value of our assets and liabilities and increasing the dollar value of revenue and expenses denominated in other currencies. We expect that our exposure to foreign currency exchange risk will increase as we continue to expand our business internationally, particularly our Collaboration operating segment, in which our Billings are predominantly generated in euros.

Based on the functional currency of our subsidiaries, approximately $66.2 million, or 55%, of our total revenue and $72.5 million, or 45%, of our cost of sales and operating expenses in 2011 were accounted for and recorded in currencies other than the dollar, primarily the euro and the pound sterling. As a result, the associated revenue and expenses had to be translated into dollars for financial reporting purposes.

The following table demonstrates the sensitivity to a 5% change in the euro to dollar exchange rate and pound sterling to dollar exchange rate, with all other variables held constant for 2011:

		2011
(in thousands)	Increase / decrease in exchange rate	Revenue	Cost of sales	Operating expenses

Effect on operating results (euro)	+5%	$2,358	$189	$2,700
	-5%	(2,358)	(189)	(2,700)
Effect on operating results (pound sterling)	+5%	$949	$51	$684
	-5%	(949)	(51)	(684)

Revenue growth rates presented on a constant currency basis were determined by translating the revenue from entities reporting in foreign currencies into U.S. dollars using the comparable prior period's average foreign currency exchange rates.

Operating segments

The following table presents Billings, revenue and Adjusted EBITDA by operating segment for each of the periods indicated, as if such operating segments were in existence during all such periods:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2009	2010	2011	2011	2012

Billings:
Collaboration	$18,536	$60,921	$99,575	$67,341	$76,518
IT Infrastructure	49,980	73,489	86,152	63,067	65,707
GFI MAX	2,954	9,116	14,513	10,095	16,686

Total Billings	$71,470	$143,526	$200,240	$140,503	$158,911

Revenue:
Collaboration	$1,656	$11,221	$29,975	$20,667	$35,029
IT Infrastructure	45,837	61,764	76,136	56,417	58,189
GFI MAX	2,643	8,740	13,966	9,662	16,239

Total revenue:	$50,136	$81,725	$120,077	$86,746	$109,457

Adjusted EBITDA:
Collaboration	$15,630	$51,265	$79,205	$52,095	$58,690
IT Infrastructure	18,213	21,041	11,031	8,280	5,803
GFI MAX	357	1,398	2,166	1,684	2,521
Corporate	(298)	(7,256)	(17,507)	(9,778)	(15,062)

Total Adjusted EBITDA	$33,902	$66,448	$74,895	$52,281	$51,952

Reconciliation of revenue to Billings:
Revenue	$50,136	$81,725	$120,077	$86,746	$109,457
Change in deferred revenue	21,334	61,801	80,163	53,757	49,454

Billings	$71,470	$143,526	$200,240	$140,503	$158,911

Reconciliation of Adjusted EBITDA to loss:
Segment results:
Adjusted EBITDA	$33,902	$66,448	$74,895	$52,281	$51,952
Reconciling items:
Change in deferred revenue	(21,334)	(61,801)	(80,163)	(53,757)	(49,454)
Unallocated group managed items:
Depreciation, amortization and impairment	(11,533)	(21,619)	(26,369)	(18,666)	(15,997)
Share-based compensation	(509)	(992)	(10,238)	(7,963)	(5,867)
Unrealized exchange fluctuations	446	(2,993)	(3,362)	1,130	(159)
Finance cost, net	(13,618)	(16,480)	(10,119)	(5,308)	(13,835)
Gain on disposal of product lines	—	1,665	95	95	—
Share of loss in associate	—	—	—	—	(49)
Tax benefit (expense)	3,320	7,493	3,325	2,829	(1,853)

Loss for the period	$(9,326)	$(28,279)	$(51,936)	$(29,359)	$(35,262)

Results of operations

The following tables set forth consolidated income statement information for the periods presented and as a percentage of revenue for those periods:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2009	2010	2011	2011	2012

Consolidated statement of operations data:
Revenue:
Web-based services, maintenance and subscription	$34,252	$63,455	$93,960	$67,513	$90,595
Licenses	15,884	18,270	26,117	19,233	18,862

Total revenue	50,136	81,725	120,077	86,746	109,457
Cost of sales:
Web-based services, maintenance and subscription	6,836	13,296	14,460	10,365	13,699
Licenses	903	2,773	5,565	4,053	3,742
Amortization of acquired software and patents	1,216	2,990	3,894	2,861	3,304

Total cost of sales(1)	8,955	19,059	23,919	17,279	20,745
Gross profit	41,181	62,666	96,158	69,467	88,712
Research and development(1)	6,495	14,114	24,885	18,317	20,034
Sales and marketing(1)	16,369	31,132	52,916	38,120	41,939
General and administrative(1)	7,474	16,755	37,757	25,330	33,412
Depreciation, amortization and impairment	10,317	18,629	22,475	15,805	12,693

Operating (loss) / profit	526	(17,964)	(41,875)	(28,105)	(19,366)
Gain on disposal of product lines	—	1,665	95	95	—
Unrealized exchange fluctuations	446	(2,993)	(3,362)	1,130	(159)
Finance revenue	41	96	84	71	49
Finance costs	(13,659)	(16,576)	(10,203)	(5,379)	(13,884)
Share of loss in associate	—	—	—	—	(49)

Loss before taxation	(12,646)	(35,772)	(55,261)	(32,188)	(33,409)
Tax benefit (expense)	3,320	7,493	3,325	2,829	(1,853)

Loss for the period	$(9,326)	$(28,279)	$(51,963)	$(29,359)	$(35,262)

(1)    Includes share-based compensation expense, as follows:

Cost of sales	$25	$34	$321	$258	$99
Research and development	55	63	1,153	887	623
Sales and marketing	148	453	2,076	1,454	1,470
General and administrative	281	442	6,688	5,364	3,675

	$509	$992	$10,238	$7,963	$5,867

	Year ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012

Revenue:
Web-based services, maintenance and subscription	68.3%	77.6%	78.2%	77.8%	82.8%
Licenses	31.7%	22.4%	21.8%	22.2%	17.2%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales:
Web-based services, maintenance and subscription	13.6%	16.3%	12.0%	11.9%	12.5%
Licenses	1.8%	3.4%	4.6%	4.7%	3.4%
Amortization of acquired software and patents	2.4%	3.7%	3.2%	3.3%	3.0%

Total cost of sales	17.9%	23.3%	19.9%	19.9%	19.0%
Gross profit	82.1%	76.7%	80.1%	80.1%	81.0%
Research and development	13.0%	17.3%	20.7%	21.1%	18.3%
Sales and marketing	32.6%	38.1%	44.1%	43.9%	38.3%
General and administrative	14.9%	20.5%	31.4%	29.2%	30.5%
Depreciation, amortization and impairment	20.6%	22.8%	18.7%	18.2%	11.6%

Operating (loss) / profit	1.0%	(22.0)%	(35.9)%	(32.4)%	(17.7)%
Gain on disposal of product lines	(0.0)%	2.0%	0.1%	0.1%	0.0%
Unrealized exchange fluctuations	0.9%	(3.7)%	(2.8)%	1.3%	(0.1)%
Finance revenue	0.1%	0.1%	0.1%	0.1%	0.0%
Finance costs	(27.2)%	(20.3)%	(8.5)%	(6.2)%	(12.7)%
Share of loss in associate	0.0%	0.0%	0.0%	0.0%	0.0%

Loss before taxation	(25.2)%	(43.8)%	(46.0)%	(37.1)%	(30.5)%
Tax benefit (expense)	6.6%	9.2%	2.8%	3.3%	(1.7)%

Loss for the period	(18.6)%	(34.6)%	(43.3)%	(33.8)%	(32.2)%

Comparison of the nine months ended September 30, 2012 and 2011

Revenue

	Nine months ended September 30,
	2012		2011
					Change
(in thousands, except percentages)		% of revenue		% of revenue
	Amount		Amount		Amount	Percentage

Revenue:
Web-based services, maintenance and subscription	$90,595	83%	$67,513	78%	$23,082	34%
Licenses	18,862	17%	19,233	22%	(371)	(2)%

Total revenue	$109,457	100%	$86,746	100%	$22,711	26%

Revenue was $109.5 million in the nine months ended September 30, 2012 compared to $86.7 million in the nine months ended September 30, 2011, an increase of $22.7 million, or 26% (32% on a constant currency basis). Web-based services, maintenance and subscription revenue grew $23.1 million period-over-period driven largely by our Collaboration operating segment, which saw an increase of $14.4 million, while our GFI MAX operating segment revenue increased by $6.6 million and IT Infrastructure revenue increased by $1.8 million, mainly due to increased VIPRE sales.

Our license revenue decreased by $0.4 million primarily due to a $2.1 million increase in our VIPRE license revenue, offset by a $0.4 million decrease in hardware sales and a $2.1 million decrease in sales of our GFI LanGuard, FaxMaker and Mail products, and to a lesser extent, GFI Backup, which was discontinued in January 2012. The decrease in revenue from GFI LanGuard products is the result of a change from upfront revenue recognition to a ratable revenue recognition model consistent with our revenue recognition policy. The change was made due to a change in our selling practices in early 2012 for this product that led us to conclude that we could no longer separate license and service elements for purposes of revenue recognition.

Cost of sales and gross profit

	Nine months ended September 30,
	2012		2011
					Change
(in thousands, except percentages)		% of revenue		% of revenue
	Amount		Amount		Amount	Percentage

Cost of sales
Web-based services, maintenance and subscription	$13,699	13%	$10,365	12%	$3,334	32%
Licenses	3,742	3%	4,053	5%	(311)	(8)%
Amortization of acquired software and patents	3,304	3%	2,861	3%	443	15%

Total cost of sales	$20,745	19%	$17,279	20%	$3,466	20%

Gross profit	$88,712	81%	$69,467	80%	$19,245	28%

Cost of sales was $20.7 million in the nine months ended September 30, 2012 compared to $17.3 million in the nine months ended September 30, 2011, an increase of $3.5 million, or 20%. This increase was driven primarily by our increase in revenue in the first half of 2012 compared to the first half of 2011.

Cost of sales related to our web-based services, maintenance and subscription revenue increased by $3.3 million in the nine months ended September 30, 2012 compared to the same period in 2011. Cost of sales increased across all operating segments, with costs related to increased sales of our TeamViewer product accounting for the largest portion of the increase, $1.6 million, and our GFI MAX business contributing $1.1 million of the increase. Cost of sales related to our license revenue decreased by $0.3 million in the nine months ended September 30, 2012 compared to the same period in 2011, primarily due to the decrease in license revenue. The $0.4 million increase in amortization of acquired software and patents was primarily due to amortization of intangible assets acquired in connection with the acquisition of Monitis in September 2011.

Overall gross profit as a percentage of revenue, or gross margin, increased from 80% in the nine months ended September 30, 2011 to 81% in the nine months ended September 30, 2012. The $19.2 million increase in gross profit was driven by revenue increases across all operating segments.

Operating expenses

	Nine months ended September 30,
	2012		2011
					Change
(in thousands, except percentages)		% of revenue		% of revenue
	Amount		Amount		Amount	Percentage

Research and development	$20,034	18%	$18,317	21%	$1,717	9%
Sales and marketing	41,939	38%	38,120	44%	3,819	10%
General and administrative	33,412	31%	25,330	29%	8,082	32%
Depreciation, amortization and impairment	12,693	12%	15,805	18%	(3,112)	(20)%

	$108,078	99%	$97,572	112%	$10,506	11%

Research and development.    Research and development expenses increased by $1.7 million, or 9%, from $18.3 million in the nine months ended September 30, 2011 to $20.0 million in the nine months ended September 30, 2012. The increase was primarily due to our continued investment in and expansion of our development organization worldwide in order to expand and enhance our product offerings. During the nine months ended September 30, 2012, we continued our development efforts, resulting in the successful launches of VIPRE Mobile and GFI Cloud during the second and third quarters of 2012, respectively. Our worldwide headcount in research and development increased by 64, from 261 at September 30, 2011 to 325 at September 30, 2012.

Sales and marketing.    Sales and marketing expenses increased by $3.8 million, or 10%, from $38.1 million in the nine months ended September 30, 2011 to $41.9 million in the nine months ended September 30, 2012. $1.4 million of the increased expense related to spending on marketing programs. The remaining $2.4 million increase was primarily a result of a $3.1 million increase in employee related costs due to our continued investment in and expansion of our sales and marketing operations across the world, partially offset by a decrease in share-based compensation expense. Our worldwide headcount in sales and marketing personnel increased from 226 employees at September 30, 2011 to 277 employees at September 30, 2012.

General and administrative.    General and administrative expenses increased by $8.1 million, or 32%, from $25.3 million in the nine months ended September 30, 2011 to $33.4 million in the nine months ended September 30, 2012. The increase was primarily due to an increase in legal and consulting costs of $4.4 million, an increase in employee-related costs of $3.5 million and an increase of $0.6 million in operating lease expenses. The $4.4 million increase in legal and consulting costs includes $3.8 million of expenses on processes related to our preparation for an initial public offering. Our worldwide general and administrative personnel increased from 130 at September 30, 2011 to 159 at September 30, 2012.

Depreciation, amortization and impairment.    Depreciation, amortization and impairment decreased by $3.1 million, or 20%, from $15.8 million in the nine months ended September 30, 2011 to $12.7 million in the nine months ended September 30, 2012. The decrease relates primarily to the cessation of amortization on certain intangible assets arising from our acquisition of TeamViewer in July 2009, as the assets reached the end of their estimated useful life.

Non-operating expenses and income

	Nine months ended September 30,
	2012		2011
(in thousands, except percentages)		% of revenue		% of revenue	Change
	Amount		Amount		Amount	Percentage

Non-Operating income/(expense)
Gain on disposal of product lines	$—	0%	$95	0%	$(95)	(100)%
Unrealized exchange fluctuations	(159)	(0)%	1,130	1%	(1,289)	(114)%
Finance revenue	49	0%	71	0%	(22)	(31)%
Finance costs	(13,884)	(13)%	(5,379)	(6)%	(8,505)	158%
Share of loss in associate	(49)	(0)%	—	0%	(49)	—

Total non-operating income/(expense)	$(14,043)	(13)%	$(4,083)	(5)%	$(9,960)	244%

Net non-operating expenses increased by $10.0 million, to $14.0 million in the nine months ended September 30, 2012, from $4.1 million in the nine months ended September 30, 2011. The increase is partially attributable to a $8.5 million increase in finance costs associated with an increase in interest bearing debt. $1.3 million of the remaining $1.5 million increase was attributable to an increase in unrealized exchange losses attributable to the weakening of the U.S. dollar against the euro and the corresponding impact on our U.S. dollar denominated debt held by subsidiaries whose functional currency is the euro.

Income tax

	Nine months ended September 30
	2012		2011
		% of revenue		% of revenue	Change
(in thousands, except percentages)	Amount		Amount		Amount	Percentage

Tax benefit (expense)	$(1,853)	2%	$2,829	3%	$(4,682)	(166)%

Our tax benefit decreased by $4.7 million, to expense of $1.9 million in the nine months ended September 30, 2012, from a benefit of $2.8 million in the nine months ended September 30, 2011. The decrease in tax benefit was largely the result of a change in the mix of income and losses across the various jurisdictions in which we operate.

Comparison of the years ended December 31, 2011 and 2010

Revenue

	Year ended December 31,
	2011		2010		Period to period change
		% of revenue		% of revenue
(in thousands, except percentages)	Amount		Amount		Amount	Percentage

Revenue:
Web-based services, maintenance and subscription	$93,960	78%	$63,455	78%	$30,505	48%
Licenses	26,117	22%	18,270	22%	7,847	43%

Total revenue	$120,077	100%	$81,725	100%	$38,352	47%

Revenue was $120.1 million in 2011 compared to $81.7 million in 2010, an increase of $38.4 million, or 47% (43% on a constant currency basis). Our existing business (which we define below) generated $25.3 million of this increase in revenue, while sales associated with our Sunbelt subsidiary (including our VIPRE line of products) generated the remaining $13.1 million of the increase in revenue. Additionally, $2.9 million, or 2%, of our total $120.1 million in 2011 revenue was due to the strengthening of the euro and, to a lesser degree, the pound sterling, when compared to the dollar on a constant currency basis.

In 2010 and 2011, our existing business consisted of sales associated with our IT Infrastructure, Collaboration and GFI MAX operating segments, assuming such operating segments had been in existence during such time and exclusive of any sales related to Sunbelt (including sales of our VIPRE line of products). We exclude Sunbelt from the definition of our existing business in 2010 and 2011 for purposes of the year-over-year comparison because we acquired Sunbelt in June 2010.

$24.3 million of the total $30.5 million increase in web-based services, maintenance and subscription revenue in 2011 compared to 2010 was associated with our existing business, while the remaining $6.2 million increase was associated with services provided by Sunbelt. Our Collaboration operating segment and GFI MAX operating segment, assuming such operating segments had been in existence in 2010 and 2011, accounted for $18.8 million, or 77%, and $5.2 million, or 21%, respectively, of the $24.3 million in growth of web-based services, maintenance and subscription revenue generated by our existing business, while sales of solutions associated with our IT Infrastructure operating segment (exclusive of our VIPRE line of products), assuming such operating segment had been in existence in 2010 and 2011, provided the remaining $0.3 million, or 2%, revenue increase. Our growth in our GFI MAX operating segment was primarily due to an increase in the number of MSP customers and, to a lesser extent, to an increase in the number of devices and chargeable features for existing customers. The growth in our Collaboration operating segment was due primarily to an increase in the volume of new license sales and to a lesser extent to upgrade sales to existing customers.
$6.9 million of the $7.8 million increase in our license revenue resulted from our recording a full year of revenue associated with sales of our VIPRE line of products, as well as growth in sales of our VIPRE line of products. The remaining $0.9 million increase in license revenue resulted from sales of solutions associated with our IT Infrastructure operating segment (exclusive of our VIPRE line of products), assuming such operating segment had been in existence in 2010 and 2011.

Cost of sales and gross profit

	Year ended December 31,
	2011		2010
					Period to period change
(in thousands, except percentages)		% of revenue		% of revenue
	Amount		Amount		Amount	Percentage

Cost of sales:
Web-based services, maintenance and subscription	$14,460	12%	$13,296	16%	$1,164	9%
License	5,565	5%	2,773	3%	2,792	101%
Amortization of acquired software and patents	3,894	3%	2,990	4%	904	30%

Total cost of sales	$23,919	20%	$19,059	23%	$4,860	25%

Gross profit	$96,158	80%	$62,666	77%	$33,492	53%

Cost of sales was $23.9 million in 2011 compared to $19.1 million in 2010, an increase of $4.9 million, or 25%. This increase was driven primarily by our increase in revenue in 2011.

$2.0 million of the $2.8 million increase in our cost of licenses related to costs for a full year and growth of VIPRE license sales, while the remaining $0.8 million represented license-related costs for other licenses associated with our IT Infrastructure operating segment, assuming such operating segment had been in existence at such time.

$0.9 million of the $1.2 million increase in costs of web-based services, maintenance and subscription revenue was related to the increase in revenue generated by the growth in sales of our TeamViewer product, while $0.3 million was due to share-based compensation. Costs related to IT Infrastructure operating segment revenue increased by $0.5 million driven by royalty expense. Costs related to web-based services, maintenance and subscription revenue associated with our Sunbelt subsidiary decreased by $0.6 million in 2011 compared to 2010, primarily due to savings related to third-party royalty costs (which are no longer incurred because we no longer sell services related to the associated product line, which we disposed of in late 2010), net of increased personnel costs.

Amortization of acquired software and patents increased by $0.9 million, or 30%, due to a full year of amortization related to the 2010 acquisition of Sunbelt.

Overall gross profit as a percentage of revenue, or gross margin, increased to 80% in 2011, from 77% in 2010. 53% of the margin improvement was driven by both the increase in the overall percentage of total overall revenue represented by TeamViewer and the gross margin improvement generated by that same product. The remaining gross margin improvement related primarily to the margin improvements generated from Sunbelt due to the elimination of royalty-bearing sales.

Operating expenses

	Year ended December 31,
	2011		2010		Period to period change
(in thousands, except percentages)		% of revenue		% of revenue
	Amount		Amount		Amount	Percentage

Research and development	$24,885	21%	$14,114	17%	$10,771	76%
Sales and marketing	52,916	44%	31,132	38%	21,784	70%
General and administrative	37,757	31%	16,755	21%	21,002	125%
Depreciation, amortization and impairment	22,475	19%	18,629	23%	3,846	21%

	$138,033	115%	$80,630	99%	$57,403	71%

Research and development.    Research and development expenses increased by $10.8 million, or 76%, to $24.9 million in 2011, from $14.1 million in 2010, due primarily to the impact of a full year of expenses related to our 2010 acquisition of Sunbelt, which accounted for $5.4 million, or 50%, of the increase. The remaining increase was due to our investment in and expansion of our development organization worldwide in order to expand and enhance our product offerings. During 2011, we added a scalable web-conferencing and presentation mode to our TeamViewer product, released significant upgrades to our VIPRE and IT infrastructure products, launched new features on our GFI MAX platform, introduced selected products in additional languages, opened a new office in Edinburgh, Scotland (where we initiated development of our GFI Cloud application for end-users) and Stuttgart, Germany, and added an additional research and development team with our acquisition of Monitis. The related development expenditures made in 2011 resulted in the launch of several new products in 2012, including new SaaS products and our VIPRE Mobile Security for Android offering. In 2011 our headcount in research and development increased by 79, from 209 at December 31, 2010 to 288 at December 31, 2011.

As we continue to increase our research and development headcount to further strengthen and enhance our solutions, we expect our research and development expenses to modestly increase as a percentage of revenue over the next year and decline as a percentage of revenue thereafter.

Sales and marketing.    Sales and marketing expenses increased by $21.8 million, or 70%, to $52.9 million in 2011, from $31.1 million in 2010. $9.8 million of the increased expense related to spending on marketing programs. Our expenditures on marketing programs worldwide included focused online marketing campaigns to drive prospective customers to our websites through banner advertising and search engines, channel recruitment programs, test marketing and public relations for newly acquired products, as well as targeted expansion of existing products into new markets plus costs incurred to relaunch our website and invest in a lead nurturing system. The remaining $12.0 million increase primarily related to our continued investment in and expansion of our sales and marketing operations across the world and included $1.6 million of share-based compensation. The remaining $10.4 million increase excludes marketing programs and was mainly attributable to the increase in our worldwide sales and marketing personnel between 2010 and 2011 from 193 employees as of December 31, 2010 to 246 employees as of December 31, 2011. $4.8 million of the $10.4 million increase in expenses related to the full year and growth related to our 2010 acquisition of Sunbelt.

We expect to continue to invest in the expansion of our global business and the development of new markets at levels consistent with 2011. Accordingly, we expect our sales and marketing expenses to increase in absolute dollars but to decline as a percentage of revenue over time.

General and administrative.    General and administrative expenses increased by $21.0 million, or 125%, to $37.8 million in 2011, from $16.8 million in 2010. During 2011 we incurred a $9.7 million increase in costs associated with our readiness to become a public company, which are primarily reflective of audit-related costs for multiple years. $6.2 million of the remaining $11.3 million increase related to share-based compensation. The remaining $5.1 million increase primarily related to investment in key hires and other staffing required to support a public company. Among the 40 general and administrative hires made during 2011 were the addition of 15 finance and legal hires, including a chief financial officer and general counsel, as well as other senior-level executives plus significant expansion of our IT function, and the recruitment and appointment of independent Board members.

Depreciation, amortization and impairment.    Depreciation, amortization and impairment increased by $3.8 million, or 21%, to $22.5 million in 2011, from $18.6 million in 2010. The $3.8 million increase in expense was comprised of an increase of $1.3 million of amortization primarily related to our acquired customer base, $1.1 million of depreciation related to expenditures for computer equipment across the expanding organization, and $1.4 million related to the impairment of certain acquired software.

Non-operating expenses and income

	Year ended December 31,
	2011		2010		Period to period change
(in thousands, except percentages)		% of revenue		% of revenue
	Amount		Amount		Amount	Percentage

Non-operating income/(expense):
Gain on disposal of product lines	$95	0%	$1,665	2%	$(1,570)	(94)%
Unrealized exchange fluctuations	(3,362)	(3)%	(2,993)	(4)%	(369)	12%
Finance revenue	84	0%	96	0%	(12)	(13)%
Finance costs	(10,203)	(8)%	(16,576)	(20)%	6,373	(38)%

Total non-operating income/(expense)	$(13,386)	(11)%	$(17,808)	(22)%	$4,422	(25)%

Net non-operating expenses decreased by $4.4 million, or 25%, to $13.4 million in 2011, from $17.8 million in 2010. This decrease in net expense was primarily related to the $6.0 million reduction in interest expense primarily related to our convertible preferred equity certificates, offset by the $1.6 million reduction in one-time gains associated with the disposal of certain product lines.

Income tax

	Year ended December 31,
	2011		2010		Period to period change
		% of revenue		% of revenue
(in thousands, except percentages)	Amount		Amount		Amount	Percentage

Tax benefit	$3,325	3%	$7,493	9%	$(4,168)	(56)%

Our tax benefit decreased by $4.2 million, or 56%, to $3.3 million in 2011, from $7.5 million in 2010. This decrease in tax benefit resulted from a decrease in our effective tax rate from 20.9% in 2010 to 6.0% in 2011. The decrease in our effective tax rate was largely a result of an increase in unrecognized deferred tax assets to $10.1 million as of December 31, 2011, and a $1.5 million decrease caused by differences in the statutory tax rates of subsidiaries operating in other tax jurisdictions, which partially offset our additional tax benefit from the increase in our loss before taxation of $19.5 million from 2010 to 2011.

Comparison of the years ended December 31, 2010 and 2009

Revenue

	Year ended December 31,
	2010		2009		Period to period change
(in thousands, except percentages)		% of revenue		% of revenue
	Amount		Amount		Amount	Percentage

Revenue:
Web-based services, maintenance and subscription	$63,455	78%	$34,252	68%	$29,203	85%
Licenses	18,270	22%	15,884	32%	2,386	15%

Total revenue	$81,725	100%	$50,136	100%	$31,589	63%

Revenue was $81.7 million in 2010 compared to $50.1 million in 2009, an increase of $31.6 million, or 63% (67% on a constant currency basis), primarily due to the impact of acquisitions. Of the $31.6 million increase, $30.7 million of the growth resulted from the acquisition of businesses during 2009 and 2010, and $0.9 million resulted from growth of our business before these acquisitions. The $30.7 million of acquisition growth was comprised of $15.0 million of growth due to the 2010 acquisition of Sunbelt and $15.7 million of growth relating to other businesses acquired in 2009. Organic growth of the businesses acquired in 2009 accounted for approximately $12.0 million of that $15.7 million increase. We calculated organic growth based on the assumption that the acquisitions had taken place at the beginning of the year.

Cost of sales and gross profit

	Year ended December 31,
	2010		2009		Period to period change
(in thousands, except percentages)		% of revenue		% of revenue
	Amount		Amount		Amount	Percentage

Cost of sales:
Web-based services, maintenance and subscription	$13,296	16%	$6,836	14%	$6,460	94%
Licenses	2,773	3%	903	2%	1,870	207%
Amortization of acquired software and patents	2,990	4%	1,216	2%	1,774	146%

Total cost of sales	$19,059	23%	$8,955	18%	$10,104	113%

Gross profit	$62,666	77%	$41,181	82%	$21,485	52%

Cost of sales was $19.1 million in 2010 compared to $9.0 million in 2009, an increase of $10.1 million, or 113%, primarily due to the impact of acquisitions. Of the $10.1 million increase, $9.6 million of the growth was attributable to businesses acquired during 2009 and 2010, with the remaining $0.5 million of growth coming from our legacy business.

Overall gross profit as a percentage of revenue, or gross margin, decreased to 77% in 2010, from 82% in 2009, primarily due to the impact of the Sunbelt acquisition. Historically, Sunbelt has achieved a lower gross margin compared to our other operating subsidiaries because of higher royalty expenses related to certain license products. These license products were disposed of in December 2010.

Operating expenses

	Year ended December 31,
	2010		2009		Period to period change
(in thousands, except percentages)		% of revenue		% of revenue
	Amount		Amount		Amount	Percentage

Research and development	$14,114	17%	$6,495	13%	$7,619	117%
Sales and marketing	31,132	38%	16,369	33%	14,763	90%
General and administrative	16,755	21%	7,474	15%	9,281	124%
Depreciation, amortization and impairment	18,629	23%	10,317	20%	8,312	81%

	$80,630	99%	$40,655	81%	$39,975	98%

Research and development.    Research and development expenses increased by $7.6 million, or 117%, to $14.1 million in 2010, from $6.5 million in 2009, primarily due to the impact of acquisitions. The increase was primarily due to an additional $5.4 million of research and development expenses associated with Sunbelt incurred after the acquisition in 2010, and an additional $1.4 million of expenses incurred as a result of a full year of expense in 2010 for HoundDog and Katharion, compared to a partial year of expense during 2009, the year during which each company was acquired. There was also an additional $1.1 million of expenses for TeamViewer GmbH due to a partial year of expense in 2009. We incurred higher personnel costs due to headcount increases within research and development. In 2010, our total headcount in research and development increased by 135, from 74 at December 31, 2009 to 209 at December 31, 2010.

Sales and marketing.    Sales and marketing expenses increased by $14.8 million, or 90%, to $31.1 million in 2010, from $16.4 million in 2009. The increase was primarily due to an additional $6.7 million of expenses associated with Sunbelt incurred after the acquisition in 2010, and an additional $2.3 million of expenses incurred as a result of a full year of expenses in 2010 for HoundDog and Katharion, compared to a partial year in 2009, the year during which each company was acquired. There was also an additional $4.7 million of expenses associated with TeamViewer GmbH due to a partial year of expense in 2009, plus an increase in direct marketing and advertising spending to increase and enhance market awareness of our solutions.

General and administrative.    General and administrative expenses increased by $9.3 million, or 124%, to $16.8 million in 2010, from $7.5 million in 2009. The increase was due to an additional $2.5 million of expenses associated with Sunbelt incurred after the acquisition in 2010, and an incremental $1.7 million of expenses incurred as a result of a full year of expenses in 2010 for TeamViewer GmbH, HoundDog and Katharion, compared to a partial year in 2009, the year of acquisition of each company. $1.9 million of the remaining $5.1 million increase relates to increased transaction costs. Transaction costs related to the Merger in November 2010 were $3.3 million.

Depreciation, amortization and impairment.    Depreciation, amortization and impairment increased by $8.3 million, or 81%, to $18.6 million in 2010, from $10.3 million in 2009. The increase was primarily due to an additional $1.6 million of expenses associated with Sunbelt during 2010, and an additional $7.9 million of expenses associated with TeamViewer GmbH as a result of a full year of expense in 2010, compared to a partial year of expense during 2009, the year of the acquisition of TeamViewer GmbH. These increases were primarily offset by a decrease of amortization expense due to less amortization associated with intangible assets in 2010 which were fully amortized.

Non-operating expenses and income

	Year ended December 31,
	2010		2009		Period to period change
(in thousands, except percentages)		% of revenue		% of revenue
	Amount		Amount		Amount	Percentage

Non-operating income/(expense):
Gain on disposal of product lines	$1,665	2%	$—	0%	$1,665	—
Unrealized exchange fluctuations	(2,993)	(4)%	446	1%	(3,439)	(771)%
Finance revenue	96	0%	41	0%	55	134%
Finance costs	(16,576)	(20)%	(13,659)	(27)%	(2,917)	21%

Total non-operating income/(expense)	$(17,808)	(22)%	$(13,172)	(26)%	$(4,636)	35%

Net non-operating expenses increased by $4.6 million, or 35%, to $17.8 million in 2010, from $13.2 million in 2009. This increase was primarily the result of an increase of $2.9 million in finance costs related to interest-bearing loans and borrowings and a $3.4 million unfavorable change in unrealized foreign exchange rate fluctuations, primarily related to our intercompany balances with and between our subsidiaries and our debt balances. These items were offset by a gain of $1.7 million during 2010 on the disposal of two product lines.

Income tax

	Year ended December 31,
	2010		2009		Period to period change
		% of revenue		% of revenue
(in thousands, except percentages)	Amount		Amount		Amount	Percentage

Tax benefit	$7,493	9%	$3,320	7%	$4,173	126%

Our tax benefit increased by $4.2 million, or 126%, to $7.5 million in 2010 from $3.3 million in 2009. This increase resulted from an increase in our loss before taxation of $23.1 million from 2009 to 2010, and was partially offset by a decrease in our effective tax rate from 26.3% in 2009 to 20.9% in 2010 as a result of expected refunds from the Maltese tax authorities on dividend distributions to shareholders, the impact of the differences in the statutory tax rates of subsidiaries operating in other tax jurisdictions, and the impact of our tax treatment in Luxembourg.

Quarterly results of operations

The following table presents our unaudited condensed consolidated quarterly results of operations for the seven quarters in the period from January 1, 2011 to September 30, 2012. We also present other financial and operations data, and a reconciliation of revenue to Billings, net cash flows from operating activities to Unlevered Free Cash Flow and (loss) profit to Adjusted EBITDA, for the same periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information for the quarters presented below on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for the quarters presented. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three months ended
Consolidated income statement data: (unaudited, in thousands)
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012

Revenue	$26,854	$29,335	$30,557	$33,331	$34,275	$36,434	$38,748
Cost of sales	5,184	6,078	6,017	6,640	6,829	6,687	7,229

Gross profit	21,670	23,257	24,540	26,691	27,446	29,747	31,519
Operating costs:
Research and development	5,500	6,546	6,271	6,568	6,483	6,827	6,724
Sales and marketing	11,018	14,415	12,687	14,796	14,480	13,921	13,538
General and administrative	6,083	8,681	10,566	12,427	11,173	11,701	10,538
Depreciation, amortization and impairment	5,072	5,385	5,348	6,670	5,062	5,080	2,551

Total operating costs	27,673	35,027	34,872	40,461	37,198	37,529	33,351
Operating loss	$(6,003)	$(11,770)	$(10,332)	$(13,770)	$(9,752)	$(7,782)	$(1,832)
Comprehensive loss	$(5,332)	$(10,834)	$(12,911)	$(12,805)	$(15,359)	$(9,439)	$(9,083)

	Three months ended
Consolidated income statement data: (unaudited)
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	19.3%	20.7%	19.7%	19.9%	19.9%	18.4%	18.7%

Gross profit	80.7%	79.3%	80.3%	80.1%	80.1%	81.6%	81.3%
Operating costs:
Research and development	20.5%	22.3%	20.5%	19.7%	18.9%	18.7%	17.4%
Sales and marketing	41.0%	49.1%	41.5%	44.4%	42.2%	38.2%	34.9%
General and administrative	22.7%	29.6%	34.6%	37.3%	32.6%	32.1%	27.2%
Depreciation, amortization and impairment	18.9%	18.4%	17.5%	20.0%	14.8%	13.9%	6.6%

Total operating costs	103.0%	119.4%	114.1%	121.4%	108.5%	103.0%	86.1%
Operating loss	(22.4)%	(40.1)%	(33.8)%	(41.3)%	(28.5)%	(21.4)%	(4.7)%
Comprehensive loss	(19.9)%	(36.9)%	(42.3)%	(38.4)%	(44.8)%	(25.9)%	(23.4)%

	Three months ended
(in thousands)	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012

Supplemental financial metrics:
Billings(1)	$46,429	$45,892	$48,182	$59,737	$56,269	$50,592	$52,050
Unlevered Free Cash Flow(1)	21,099	17,100	2,651	13,763	18,015	(2,178)	8,092
Adjusted EBITDA(1)	20,732	14,861	16,688	22,614	21,047	13,817	17,088

	Three months ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012

Reconciliation of revenue to Billings:
Revenue	$26,854	$29,335	$30,557	$33,331	$34,275	$36,434	$38,748
Change in deferred revenue	19,575	16,557	17,625	26,406	21,994	14,158	13,302

Billings(1)	$46,429	$45,892	$48,182	$59,737	$56,269	$50,592	$52,050

Reconciliation of net cash flows from operating activities to Unlevered Free Cash Flow:
Net cash flows from operating activities	$23,181	$18,376	$3,521	$14,861	$18,970	$(1,496)	$8,718
Capital expenditures, net of proceeds from sales of property and equipment	(2,082)	(1,276)	(870)	(1,098)	(955)	(682)	(626)

Unlevered Free Cash Flow(1)	$21,099	$17,100	$2,651	$13,763	$18,015	$(2,178)	$8,092

Reconciliation of (loss) profit to Adjusted EBITDA:
Loss for the period	$(3,700)	$(10,466)	$(15,193)	$(22,577)	$(10,422)	$(19,562)	$(5,278)
Tax (benefit)/expense	(1,014)	(1,186)	(629)	(496)	(234)	175	1,912
Finance costs	1,857	1,318	2,204	4,824	4,882	4,614	4,388
Finance revenue	(24)	(26)	(21)	(13)	(19)	(21)	(9)
Unrealized exchange fluctuations	(3,122)	(1,315)	3,307	4,492	(3,959)	7,012	(2,894)
Gain on disposals	—	(95)	—	—	—	—	—
Share of loss in associate	—	—	—	—	—	—	49
Depreciation, amortisation and impairment	6,031	6,349	6,286	7,703	6,090	6,107	3,800
Stock-based compensation	1,129	3,725	3,109	2,275	2,715	1,334	1,818
Change in deferred revenue	19,575	16,557	17,625	26,406	21,994	14,158	13,302

Adjusted EBITDA(1)	$20,732	$14,861	$16,688	$22,614	$21,047	$13,817	$17,088

(1)    See "Selected consolidated financial and other data—Supplemental information" for how we define and calculate Billings, Unlevered Free Cash Flow and Adjusted EBITDA and a discussion about the limitations of these non-IFRS financial measures.

While our revenue has increased in each of the quarters presented, our Billings have experienced some volatility due to seasonal fluctuations in demand for our products. We expect that in the future our business will continue to experience some degree of seasonality with sequential increases in Billings during the fourth quarter as a result of our practice of releasing major upgrades and new versions of our products in the fourth quarter.

Liquidity and capital resources

Overview

Historically, our primary source of liquidity has been cash generated from operations. Distributions to our shareholders have been financed primarily by bank loans while acquisitions have generally been financed by equity offerings to existing shareholders and by bank loans and other borrowings. As of September 30, 2012, we had cash totaling $12.1 million and we owed a principal balance of $207.8 million under interest bearing loans and borrowings, including $191.0 million of borrowings under our senior secured credit facility and $16.8 million of subordinated notes due to certain of our shareholders.

We believe that our existing cash and cash equivalents, together with our expected cash flows from operations, will be sufficient to meet our anticipated cash requirements for working capital, capital expenditures, and contractual obligations and commitments, including our debt service requirements, for at least the next 12 months. We estimate our capital expenditures for 2012 to be approximately $5.3 million, primarily comprised of office expansion costs and the purchase of computer and other office equipment. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new territories, the timing of introductions of new software products and enhancements to existing software products, and the continuing market acceptance of our software solutions. Accordingly, we will continue to seek new sources of debt and equity financing, including funds generated through this offering, to expand our cash balances, financial resources and available credit to ensure our ability to meet commitments and to fund our operational plans. Additionally, to the extent we engage in future acquisitions, these transactions may be funded by further debt and equity financings.

We will also incur costs as a public company that we have not previously incurred, including, but not limited to, increased insurance premiums, including directors and officers insurance, investor relations fees, expenses for compliance with the Sarbanes-Oxley Act of 2002 and rules implemented by the SEC and the stock exchange on which our common shares will be listed, and various other costs.

Indebtedness

2011 Senior secured credit facility

In September 2011, the registrant, TV GFI (as borrower) and certain direct and indirect subsidiaries of the registrant entered into a five-year senior secured credit facility with a syndicate of lenders led by JPMorgan Chase Bank, N.A., as administrative agent, pursuant to which we obtained the following loans and commitments: dollar and euro tranche term loans in principal amounts of $154.2 million and €30.0 million ($40.8 million), respectively, and, available for future borrowings, revolving loans, swingline loans and letters of credit in an aggregate principal amount not to exceed $10.0 million at any one time, and an incremental term facility of $15.0 million. Amounts borrowed under the term loans that are repaid may not be reborrowed. The revolving and swingline loans may be repaid and reborrowed. All dollar borrowings (other than swingline loans) bear interest, at our election, at the alternate base rate plus 5.75% per annum or adjusted LIBOR for one-, two-, three-, six-, or, if agreed to by all relevant lenders, nine- or twelve-month interest periods, plus 6.75% per annum, respectively. All borrowings in euros bear interest by reference to adjusted LIBOR, and all swingline borrowings bear interest by reference to the alternate base rate. LIBOR is determined by reference to the London inter-bank rate for deposits in the applicable currency with comparable interest periods. Adjusted LIBOR includes: (i) with respect to borrowings denominated in dollars, statutory reserves; and (ii) with respect to borrowings denominated in euros, the mandatory cost rate. Adjusted LIBOR is deemed to be not less than 1.25%. The alternate base rate is the greatest of (a) the JPMorgan Chase Bank, N.A. prime rate; (b) the weighted average of rates on overnight

U.S. federal funds as published by the Federal Reserve Bank of New York plus one-half of 1%; and (c) adjusted LIBOR for a deposit in dollars with a one-month interest period plus 1%. The alternate base rate is deemed to be not less than 2.25%.

All proceeds from the issuance of the term loans were used for the payment of fees and expenses in connection with our senior secured credit facility and the repayment of principal and interest under our previous credit facility, as well as certain distributions to the holders of our preferred equity then in existence. Any future proceeds received from borrowings under the revolving credit facility, swingline loans and letters of credit must be used for working capital and other obligations incurred in the ordinary course of business. All borrowings under our senior secured credit facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

All of our obligations under our senior secured credit facility are guaranteed by certain of our existing and subsequently acquired or organized wholly owned subsidiaries (subject to certain limitations under the applicable law governing certain subsidiaries). All of our obligations under our senior secured credit facility are secured by substantially all of our assets and certain of our wholly owned subsidiaries (subject to certain exceptions), including, but not limited to: (i) a first-priority pledge of all of the capital stock held by us or any other wholly owned subsidiary providing security for the facility; and (ii) perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of us and certain of our wholly owned existing or subsequently acquired subsidiaries (including but not limited to accounts, inventory, intellectual property, certain real property, cash and proceeds of the foregoing).

Under the terms of our senior secured credit facility, we are required to comply with a variety of affirmative, negative and financial covenants, including a leverage ratio and a fixed charge coverage ratio. The leverage ratio is the ratio of consolidated indebtedness for the registrant, TV GFI and our other subsidiaries as of such date to our consolidated EBITDA (as defined in our senior secured credit facility) for the period for four consecutive fiscal quarters most recently ended on or prior to such date. The leverage ratio for the following periods may not exceed the following limit:

Period	Leverage ratio

December 31, 2011 to but excluding June 30, 2012	3.75 to 1.00
June 30, 2012 to but excluding September 30, 2012	3.50 to 1.00
September 30, 2012 to but excluding December 31, 2012	3.25 to 1.00
On and after December 31, 2012	3.00 to 1.00

The fixed charge coverage ratio is the ratio of our consolidated EBITDA less capital expenditures to consolidated fixed charges, in each case for any period of four consecutive fiscal quarters. For the purpose of calculating the fixed charge coverage ratio, if TV GFI, as borrower, or any direct or indirect subsidiary of the registrant incurs, assumes, guarantees, makes any voluntary or mandatory prepayment, repurchases or otherwise voluntarily discharges indebtedness during the period of four consecutive fiscal quarters, then the fixed charge coverage ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, prepayment, repurchase or discharge as if it occurred on the first day of the applicable four consecutive fiscal quarter period. The fixed charge coverage ratio for any period of four consecutive quarters may not be less than the following:

Period	Fixed charge ratio

March 31, 2012 to but excluding September 30, 2012	1.10 to 1.00
September 30, 2012 to but excluding March 31, 2013	1.50 to 1.00
March 31, 2013 to but excluding September 30, 2013	1.75 to 1.00
On and after September 30, 2013	2.00 to 1.00

Our senior secured credit facility contains certain customary negative covenants, including limitations on debt, guarantees and hedging arrangements, limitations on liens and sale-leaseback transactions, limitations on changes in business conducted by us and our subsidiaries, limitations on loans, investments, advances, guarantees and acquisitions, limitations on asset sales, limitations on dividends on, and redemptions and repurchases of, equity interests and other restricted payments, limitations on prepayments, redemptions and repurchase of other debt, limitations on transactions with affiliates, limitations on restrictions on the ability of subsidiaries to incur liens and to pay dividends and make distributions and a negative covenant which restricts our ability and that of our subsidiaries to amend material agreements or the organizational documents of the registrant or any of our subsidiaries in any manner materially adverse to the lenders under our senior secured credit facility.

Our senior secured credit facility also contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, defaults for material breaches of representations and warranties, covenant defaults, cross-defaults and cross-acceleration to certain other material indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failures of any guaranty or lien on a material amount of collateral supporting our senior secured credit facility to be in full force and effect, and changes of control. If an event of default occurs, the lenders under our senior secured credit facility are entitled to take various actions, including acceleration of amounts due and all actions permitted to be taken by a secured creditor.

In December 2011, we obtained a waiver of default from JPMorgan Chase Bank, N.A. and the required lenders arising from our failure to deliver our 2010 consolidated audited financial statements to the administrative agent within 45 days after September 14, 2011, and in September 2012 we entered into an amendment to the terms of the senior secured credit facility pursuant to which: (i) the definition of consolidated fixed charges was amended to exclude the aggregate amount of income taxes paid by us; and (ii) the fixed charge coverage ratio covenant levels were revised as more fully set forth above. As of the date of this prospectus, we are in compliance with all covenants under the senior secured credit facility.

2011 Subordinated convertible promissory notes

In November 2011 we issued nine convertible subordinated promissory notes in the aggregate principal amount of approximately €13.1 million ($17.7 million) to parties that held our then-existing class B preferred shares. We did not receive any cash proceeds from the issuance of the convertible subordinated promissory notes, which were issued in connection with the second of two cash distributions to these shareholders and as part of a series of transactions whereby all of our outstanding class B preferred shares were converted into an equivalent number of class A common shares. See "Related party transactions" for further discussion of the transactions surrounding the issuance of our convertible subordinated promissory notes.

The convertible subordinated promissory notes are subordinate to our obligations under our senior secured credit facility and mature 190 days after the settlement of our obligations under our senior secured credit facility and bear interest at a rate that is tied to the quarterly average rate payable on our senior secured credit facility as described above.

Other indebtedness

In connection with our 2009 acquisition of HoundDog, we issued to the sellers of HoundDog subordinated promissory notes in an aggregate principal amount of $5.0 million. In June 2011, we fully repaid these notes.

Cash at bank and in hand

Our cash at bank and in hand at September 30, 2012 was held for working capital purposes and consisted of cash at banks and in hand and short-term, highly liquid investments readily convertible to known amounts of cash with an original maturity date of three months or less. We do not enter into investments for trading or speculative purposes and as such we do not believe that our cash and cash equivalents are subject to significant risk of changes in value.

Much of our cash is generated by payments received from customers in advance of revenue being recognized. Under applicable accounting standards, a substantial portion of the revenue associated with our web-based services, maintenance and subscription offerings is recognized in periods subsequent to the period in which the cash is received. This has led to a deferred revenue balance of $43.4 million, $117.7 million and $190.2 million as of December 31, 2009, 2010 and 2011, and a deferred revenue balance of $170.0 million and $238.7 million as of September 30, 2011 and 2012 respectively, and a correspondingly large influx of cash over the years relative to revenue earned.

Cash flows

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	For the year ended December 31,			For the nine months ended September 30,
(in thousands) (unaudited)	2009	2010	2011	2011	2012

Net cash provided by operating activities	$18,069	$55,007	$59,939	$45,078	$26,192
Net cash used in investing activities	(97,494)	(15,995)	(9,656)	(8,558)	(6,768)
Net cash (used in)/provided by financing activities	82,055	(25,296)	(56,208)	9,268	(23,640)

Net increase (decrease) in cash	2,630	13,716	(5,925)	45,788	(4,216)
Effect of foreign exchange rate changes on cash	145	(64)	(270)	(3,594)	(232)
Cash at bank and in hand, beginning of period	6,292	9,067	22,719	22,719	16,524

Cash at bank and in hand, end of period	$9,067	$22,719	$16,524	$64,913	$12,076

Cash provided by operating activities

Operating activities provided $26.2 million of net cash in the nine months ended September 30, 2012. Net cash inflows from operating activities resulted primarily from net changes in working capital of $49.2 million, which was driven most notably by an increase in deferred revenue of $49.5 million primarily attributable to our Collaboration operating segment. The loss before taxation of $33.4 million was offset by $36.1 million in non-cash and non-operating adjustments, which included amortization and depreciation and impairment of $16.0 million; non-operating net finance costs of $13.8 million, share-based compensation expense of $5.9 million, unrealized exchange differences of $0.2 million, and various other net non-cash adjustments totaling $0.2 million. Net operating cash was also decreased by income tax payments, net of recoveries, of $25.7 million.

Operating activities provided $45.1 million of net cash in the nine months ended September 30, 2011. Net cash inflows from operating activities resulted primarily from net changes in working capital of $63.5 million, which was driven most notably by an increase in deferred revenue of $53.8 million primarily attributable to our Collaboration operating segment. The loss before taxation of $32.2 million was offset by $30.9 million in non-cash and non-operating adjustments, which included amortization and depreciation and impairment of $18.7 million; non-operating net finance costs of $5.3 million; share-based compensation expense of $8.0 million; and unrealized exchange differences of $1.1 million. Net operating cash was also decreased by income tax payments of $17.2 million.

Operating activities provided $59.9 million of net cash in 2011. Net cash inflows from operating activities resulted primarily from net changes in working capital of $86.9 million, which was driven most notably by an increase in deferred revenue of $80.2 million primarily attributable to our Collaboration operating segment, assuming such operating segment had been in existence during such time. The loss before taxation of $55.3 million was offset by $50.3 million in non-cash and non-operating adjustments which included amortization and depreciation and impairment of $26.4 million; non-operating net finance costs of $10.1 million; share-based compensation expense of $10.2 million; unrealized exchange differences of $3.4 million; and various other net non-cash adjustments totaling $0.2 million, which comprised a gain on disposal of a product line, put option expense, loss on sale of property, plant and equipment, receivables impairment and interest adjustment. Net operating cash was also decreased by income tax payments of $22.0 million.

Operating activities provided $55.0 million of net cash in 2010. Net cash inflows from operating activities resulted primarily from net changes in working capital of $58.5 million, which was driven most notably by an increase in deferred revenue of $61.8 million primarily due to our Collaboration operating segment, assuming such operating segment had been in existence during such time, and, to a lesser extent, the Sunbelt acquisition. The loss before taxation of $35.8 million was offset by $40.6 million in non-cash and non-operating adjustments which included amortization and depreciation of $21.6 million, non-operating net finance costs of $16.5 million, unrealized exchange differences of $3.0 million, less a gain on disposal of product line of $1.7 million and various other net non-cash adjustments totaling $1.2 million, which comprised put option expense, share-based compensation expense and a receivables impairment. Net operating cash was also reduced by income tax payments, net recoveries, of $8.4 million.

Operating activities provided $18.1 million of net cash in 2009. The loss before taxation of $12.6 million was offset primarily by $25.5 million in non-cash and non-operating adjustments which included amortization and depreciation of $11.5 million, net finance costs of $13.6 million, and various other net non-cash adjustments totaling $0.3 million, which comprised share-based payments, unrealized exchange differences, movement in fair value of derivative financial instruments, a gain on the sale of property, plant and equipment and impairment of receivables. Net cash inflows from operating activities were also driven by net changes in working capital of $13.6 million, which was driven most notably by an increase in deferred revenue of $21.3 million offset by an increase in trade and other receivables of $6.4 million. Net operating cash was also decreased by income tax payments, net recoveries, of $8.5 million.

Cash used in investing activities

Cash used in investing activities for the nine months ended September 30, 2012 was $6.8 million, consisting primarily of a $4.0 million investment in associate, $2.3 million for the purchase of property, plant and equipment and $0.5 million for the purchase of certain intangible assets.

Cash used in investing activities for the nine months ended September 30, 2011 was $8.6 million, consisting of $4.2 million for the purchase of property, plant and equipment and $4.5 million of acquisition related payments, including $1.0 million of deferred consideration owed in connection with the 2009 acquisition of Katharion.

Net cash used in investing activities was $9.7 million, $16.0 million and $97.5 million for the years ended December 31, 2011, 2010 and 2009, respectively. Our primary activity in 2009 and 2010 related to investing in strategic acquisitions and capital expenditures related to property, plant, equipment and intangible assets, as we continued to expand our infrastructure and workforce. In 2011 our investment in these areas was slightly more focused on expanding our infrastructure and outfitting our workforce.

Cash used in investing activities for the year ended December 31, 2011 included $4.5 million for acquisitions or investments in subsidiaries, including $3.5 million for the Monitis acquisition to deepen our investment in cloud-based technologies and $1.0 million representing deferred consideration owed in connection with the 2009 acquisition of Katharion. Cash used in investing activities also included $5.3 million related to the purchase of property, plant and equipment, plus certain intangible assets. These investment outflows were partially offset by proceeds of $0.2 million from the disposal of two product lines.

Cash used in investing activities for the year ended December 31, 2010 included $15.3 million for the Sunbelt acquisition to expand our security-related product offerings and $2.3 million related to the purchase of property, plant and equipment, plus certain intangible assets. These investment outflows were partially offset by proceeds of $1.6 million from the disposal of certain product lines.

Cash used in investing activities for the year ended December 31, 2009 included $94.9 million for the acquisitions of TeamViewer GmbH, HoundDog and Katharion pursuant to which we entered the collaboration and SaaS markets. An additional investment of $1.8 million related to the purchase of intangible assets and $0.9 million related to purchases of property, plant and equipment.

We have made capital expenditures primarily for computer equipment, computer software and office expansion. Our capital expenditures totaled $0.9 million in 2009, $2.2 million in 2010 and $5.3 million in 2011. As of December 31, 2011, we did not have any significant capital commitments.

Cash provided by (used in) financing activities

Net cash used in financing activities for the nine months ended September 30, 2012 included outflows of $19.5 million for repayments of borrowings and $11.8 million paid for interest. Cash outflows were offset by $7.5 million of proceeds from borrowings and $0.2 million in proceeds from the issuance of share capital.

Net cash provided by financing activities for the nine months ended September 30, 2011 was $9.3 million, and included $103.3 million of proceeds from our senior secured credit facility. These proceeds were offset by outflows of $87.1 million for repayments of borrowing and $7.0 million paid for interest.

Net cash used in financing activities was $56.2 million and $25.3 million for the years ended December 31, 2011 and 2010, respectively, while the year ended December 31, 2009 produced net cash inflows from investing activities of $82.1 million. Equity issuances and bank borrowings have provided a source of financing in all three years, which have been offset by repayments of borrowings, share repurchases and interest paid on borrowings.

Net cash used in financing activities for the year ended December 31, 2011 included outflows of $157.2 million for the repurchase of our class B preferred shares, $92.0 million for repayments of borrowings and $11.5 million paid for interest. Cash outflows have been substantially offset by $204.4 million in proceeds from bank borrowings.

Net cash used in financing activities for the year ended December 31, 2010 included outflows of $51.8 million for interest and repayments on borrowings which were partially offset by inflows related to $6.2 million from equity issuances and $20.3 million of proceeds from bank borrowings.

Net cash provided by financing activities for the year ended December 31, 2009 included proceeds of $104.6 million, primarily from the issuance of our convertible preferred equity certificates and from bank borrowings, offset by $22.5 million of interest and repayments on borrowings. See "—Critical accounting policies and estimates—Fair value of convertible preferred equity certificates" below for a further discussion of our convertible preferred equity certificates.

Allocations to legal reserve

As discussed under "Dividend policy" elsewhere in this prospectus, under Luxembourg law, at least 5% of the annual net profits of the registrant and TV GFI (each on a stand-alone basis) must be allocated to the creation of a legal reserve by each company until such reserve has reached an amount equal to 10% of each company's issued share capital. The legal reserve is not available for distribution to shareholders. Under this law, we are required to establish these reserves for net profits earned a year in arrears. Calculation of the amount allocable to the legal reserve is completed on the basis of Luxembourg generally accepted accounting principles, or "Luxembourg GAAP," based on each company's Luxembourg statutory accounts. Because both companies incurred a net loss in the year ended December 31, 2010, no transfers to the legal reserves were necessary as of December 31, 2011. However, we have determined that the registrant earned a net profit in 2011; accordingly, we will be required to establish a reserve in 2012 equal to 10% of that company's issued share capital, or €110,625 ($135,776). TV GFI incurred a net loss in the year ended December 31, 2011; therefore, no reserve will be established.

Contractual obligations and commitments

We generally do not enter into long-term minimum purchase commitments. Our principal commitments, in addition to those related to our long-term debt discussed below, consist of obligations under facility leases for office space.

The following table summarizes our outstanding contractual obligations as of December 31, 2011:

	Payments due by period as of December 31, 2011
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt obligations(1)	$220,215	$21,182	$41,665	$140,450	$16,918
Interest payments(1)(2)	63,410	15,221	26,355	14,728	7,106
Operating lease obligations	7,983	2,310	4,264	1,409	—
Other payables	889	—	889	—	—
Purchase obligations	4,158	2,912	1,246	—	—

	$296,655	$41,625	$74,419	$156,587	$24,024

(1)    A portion of our long-term debt obligations, totaling $54.8 million and related interest payments as of December 31, 2011, is denominated in euros. For purposes of this disclosure, we have calculated our future debt payment obligations using the spot rate for December 31, 2011, or €1.00 = $1.2959. Actual future payments may differ from these estimates.

(2)    The interest payable on our senior secured credit facility and our convertible subordinated promissory notes is subject to variable rates. For purposes of this disclosure, we calculated our future interest payment obligations using the interest rate in effect as of December 31, 2011, or 8%. Actual future payments may differ from these estimates.

In addition to the above amounts, we had other contractual obligations as of December 31, 2011 for which we were unable to estimate the timing of payments as of such date. In October 2010, we entered into an option purchase agreement with an employee. Pursuant to the understanding with the employee, in April 2012, the employee had the option to either retain options to purchase 105,000 shares in GFI Holdings, or sell the full amount of such options to us for $0.5 million. As a result of this transaction, using the weighted average cost of capital to calculate the present value of expected future cash flows, we determined a fair value of the potential liability and compared it to the equity value of the options at the date of grant. As a result of this analysis, for all reporting periods from October 2010 until this obligation is terminated, management determined that the grant should be accounted for as a liability. As of December 31, 2011, we held a liability for the options valued at approximately $0.5 million. In April 2012, the employee sold the options to us for $0.5 million. Amounts due to shareholders, which does not include amounts outstanding under our convertible subordinated promissory notes held by certain of our shareholders, totaled $2.8 million as of December 31, 2011 and represent non-interest bearing loans which are unsecured, interest-free and repayable on demand. In June 2012, the shareholders forgave the amounts due in the form of a capital contribution.

Off-balance sheet arrangements

Several of our subsidiaries have entered into operating leases for office facilities, computer hardware and certain other equipment. These arrangements are sometimes referred to as a form of off-balance sheet financing. Rental expenses under these operating leases are set forth above under "—Contractual obligations and commitments." We do not have other forms of material off-balance sheet arrangements that would require disclosure other than those already disclosed.

Critical accounting policies and estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board, which requires us to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on the most recently available information, our own historical experience and various other factors that we believe to be reasonable under the relevant circumstances. Because the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, or if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We believe the following to be critical accounting policies because they are important to the portrayal of our financial condition or results of operations and require critical management estimates and judgments about matters that are uncertain:

•
share-based compensation;
•
revenue recognition;
•
fair value of other intangible assets;
•
other intangible assets with indefinite useful life;
•
impairment of goodwill and other intangible assets;
•
fair value of deferred revenue acquired in business combinations;
•
fair value measurement of contingent consideration;
•
fair value of interest bearing loans and borrowings;
•
fair value of our 2011 convertible subordinated promissory notes;
•
fair value of our convertible preferred equity certificates;
•
deferred income taxes; and
•
uncertain tax positions.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Share-based compensation

Share-based compensation includes grants of options to purchase common shares and grants of restricted stock. Currently, we maintain one share option plan pursuant to which we may grant options to purchase our common shares to our employees, directors, officers and prospective employees. We refer to this plan as the "2011 Plan." The 2011 Plan was adopted in March 2011. Prior to such time, we did not maintain any equity incentive plans; as a result, we did not grant any share options during 2009 and 2010 (although stock options were granted in 2009 with respect to GFI Holdings, as discussed below). Share options granted by us under the 2011 Plan since its inception are set forth in further detail below under "—Valuations under the 2011 Plan." Grants of share options under the 2011 Plan were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act, and the rules and regulations promulgated thereunder (including Regulation D and Rule 506), Regulation S, as offshore transactions by an issuer with no directed selling efforts in the United States, or Rule 701, as transactions pursuant to a compensatory benefit plan. Recipients of share options represented to us their intention to acquire securities for investment only and to hold the securities for an indefinite period. Where relevant, recipients of options issued in reliance on Section 4(2) of the Securities Act represented to us that they were "accredited investors," as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act, and either received adequate information about the Company or had access, as a result of their service for the Company, to such information. None of the transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

In addition, GFI Software Holdings Ltd., or "GFI Holdings," a shareholder of the registrant, also maintains equity incentive plans pursuant to which certain of our employees, directors and officers hold equity incentive grants, including share option grants and grants of restricted stock, relating to equity of GFI Holdings. We refer to these equity incentive plans as the "GFI Holdings Plans." For further discussion of the 2011 Plan and the GFI Holdings Plans, see "Management—Equity incentive plans" below.

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date on which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield, and making certain assumptions about the share option. We describe the assumptions and models that we use to estimate the fair value for share-based payment transactions in our financial statements included with this prospectus.

Our share-based compensation expense is as follows:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2009	2010	2011	2011	2012

Cost of revenue	$25	$34	$321	$258	$99
General and administrative	281	442	6,688	5,364	3,675
Research and development	55	63	1,153	887	623
Sales and marketing	148	453	2,076	1,454	1,470

Total share-based compensation	$509	$992	$10,238	$7,963	$5,867

We use the Black-Scholes option pricing model to value our share option awards. The Black-Scholes option pricing model requires the input of subjective assumptions, including assumptions about the expected life of share-based payment awards and share price volatility. In addition, as a private company, one of the most subjective inputs into the Black-Scholes option pricing model is the estimated fair value of our common shares. As a private company, our share price does not have sufficient historical volatility for us to adequately assess the fair market value of our share option grants. Therefore, for all share option grants, we use the same comparable public companies that are used in our market approach valuation model, which is discussed further below, as a basis for determining our expected volatility. We intend to continue to consistently apply this methodology of using comparable companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available.

For periods prior to January 1, 2011, due to the absence of sufficient historical exercise behavior, the expected term for share option grants to employees is based on an analysis of the disclosed expected terms of options issued by those comparable public companies used in both our market approach valuation model as well as our volatility calculation. As of January 1, 2011, also due to the absence of sufficient historical exercise behavior, the expected term for share option grants to employees is based on the midpoint between the end of the vesting period and the expiration date which methodology is similar to the simplified method prescribed under Staff Accounting Bulletin Topic 14; Share-Based Payments. The risk-free interest rate is based on the United States Treasury yield curve as of the date of grant with a remaining term equal to the expected life of the grant. The assumptions used in calculating the fair value of the share-based payment awards represent management's best estimate and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, share-based compensation expense could be materially different in the future.

For the years ended December 31, 2009, 2010 and 2011, we calculated the fair value of share options granted under the GFI Holdings Plans using the Black-Scholes option pricing model with the following assumptions:

	2009	2010*	2011

Volatility	40%	—	24–44%
Expected term, in years	5.0	—	5.0–6.2
Dividend yield	0%	—	0%
Risk-free interest rate	2.92%	—	2.00%

*      During 2010, we did not grant any share options.

For the year ended December 31, 2011 and the nine months ended September 30, 2012, we calculated the fair value of share options granted under the 2011 Plan using the Black-Scholes option pricing model with the following assumptions:

	2011	2012

Volatility	35–44%	36–45%
Expected term, in years	5.5–7.5	3.25–7.0
Dividend yield	0%	0%
Risk-free interest rate	0.87–2.70%	0.31–1.44%

In accordance with IFRS 2, Share-based Payment, or "IFRS 2," we recognize expense based on the share option grant's pre-defined vesting schedule over the requisite service period using the accelerated method for all employee share options. In addition to the assumptions used to calculate the fair value of the share options, we are required to estimate the expected forfeiture rate of all share-based awards and only recognize expense for those awards expected to vest. The estimation of the number of share awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. We consider many factors when estimating expected forfeitures, including employee position, historical employee turnover data and an analysis of our historical and known forfeitures on existing awards. During the period in which the share options vest, we will record additional expense if the actual forfeiture rate is lower than the estimated forfeiture rate, and a recovery of expense if the actual forfeiture rate is higher than estimated.

Based upon an assumed initial public offering price of $[******] per share, which is the estimated midpoint of the range listed on the cover page of this prospectus, the aggregate intrinsic value of our share options outstanding as of November 19, 2012 was $[******] million, of which $[******] million related to vested share options and $[******] million related to unvested share options.

Valuation of share options

We did not grant any share options during the year ended December 31, 2010. For all share option grants during the year ended December 31, 2011, and the period beginning January 1, 2012 through September 12, 2012, the fair value of the common shares underlying the share option grants was determined by our Board, with the assistance of an unrelated third-party valuation firm. When establishing the fair value of common shares at each grant date, we utilized the guidance provided by the American Institute of Certified Public Accountants, or the "AICPA," in the AICPA Technical Practice Aid: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the "AICPA Practice Aid."

For valuations performed and discussed below, our Board, with the assistance of an unrelated third-party valuation firm, used a combination of an income approach valuation model and a market approach valuation model in order to estimate the fair value of common shares underlying the share option grants under the GFI Holdings Plans and the 2011 Plan during this period. For each valuation discussed below, the results of these two valuation models were equally weighted. We believe both of these approaches are appropriate methodologies given our stage of development at the time of each valuation. The income approach valuation model utilized a discounted cash flow analysis of the projected cash flows as well as a residual value, which we then discounted to the present in order to arrive at our current equity value. The market approach valuation model utilized a combination of the guideline company method by analyzing a population of comparable companies and, for the February, May and July 2011 valuations, the comparable transaction method. We selected those technology companies that we considered to be the most comparable to us in terms of product offerings, revenue, margins, and growth. The selection of benchmarked companies requires us to make judgments as to the comparability of these companies to us. Several of the benchmarked companies are larger than us in terms of total revenue and assets and several of the companies, like us, are in the investment and growth stage and completed initial public offerings in recent years. The selection of benchmarked companies may change over time based on whether we believe the selected companies remain comparable to us. Based on these considerations, we believe that the companies we selected are a representative group for purposes of performing valuations. Under the market approach, we use these guideline companies to develop relevant market multiples and ratios, which are then applied to our corresponding financial metrics to estimate our equity value. In determining our equity value, we weighted the income approach and market approach equally.

In allocating the total equity value between our class B preferred shares in existence until November 2011, and our class A common shares, we considered the liquidation preference allocable to the class B preferred shares in determining valuations performed prior to the elimination of the preference on these shares. Additionally, each valuation during this period utilizes the option-pricing method for allocating the total equity value between class B preferred shares, class A common shares and share options. These valuations reflect discounts for lack of marketability between 9% and 20%, as discussed further below.

The significant input assumptions used in our valuation models are based on subjective future expectations combined with management's judgment, including market approach assumptions and income approach assumptions.

Market approach assumptions include:

•
our expected revenue, operating performance, and cash flows for the current and future years, determined as of the valuation date, based on our estimates;

•
multiples of market value to trailing and forecasted revenues and earnings, determined as of the valuation date, based on a group of comparable public companies and comparable transactions we identified; and

•
multiples of market value to expected future growth of revenue and earnings, determined as of the valuation date, based on the same group of comparable public companies.

Income approach assumptions include:

•
our expected revenue, operating performance, and cash flows, determined as of the valuation date based on our estimates;

•
a discount rate, which is applied to discretely forecasted future cash flows in order to calculate the present value of those cash flows; and

•
a terminal value multiple, which is applied to our last year of discretely forecasted cash flows to calculate the residual value of our future cash flows.

Valuations under the 2011 Plan

Below is a summary of share option grants issued to employees under the 2011 Plan during the period beginning January 1, 2011 through September 12, 2012:

Grant date	Options granted	Exercise price per share	Fair value per share	Discount for lack of marketability

March 14, 2011	2,783,511	$12.84	$12.93	20%
June 16, 2011	721,831	16.11	16.14	15%
June 28, 2011	403,466	16.11	16.14	15%
July 18, 2011	33,333	16.11	16.14	15%
August 26, 2011	90,995	16.98	16.86	15%
September 6, 2011	21,666	16.98	16.86	15%
September 12, 2011	33,333	16.98	16.86	15%
September 24, 2011	69,326	16.98	16.86	15%
January 26, 2012	199,994	17.34	25.17	9%
March 1, 2012	33,333	17.34	25.17	9%
May 22, 2012	188,330	30.00	25.17	9%
June 4, 2012	3,333	30.00	25.17	9%
June 29, 2012	370,000	25.17	25.17	9%
September 12, 2012	149,995	20.49	20.49	7%

During 2011 and 2012, we performed contemporaneous valuations to estimate the fair value of our common shares with the assistance of an unrelated third-party valuation firm, except we concluded that the use of the valuation performed in April 2012 to account for the options granted in January and March 2012 represents a retrospective valuation for our determination of the fair value of our common shares on the grant date, as described in additional detail below. These valuations were then used to determine the fair value of the options granted at the various grant dates set forth in the table above. The significant input assumptions used in our valuation models during 2011 and 2012 are based on subjective future expectations combined with management judgment. The assumptions utilized in the market and income approaches are consistent with prior grant valuations and as described above.

The estimated fair value of our common shares on February 28, 2011 was $12.93. The February 2011 income approach valuation model took into account our estimates of future cash flows which are primarily impacted by estimated revenue growth rates ranging from approximately 20% in the first three years to 7.5% in future years. These estimated cash flows are discounted using a weighted average cost of capital, or "WACC," of 17.5%, which was based on an analysis of comparable public companies as well as our own cost of capital. The comparable company valuation applied valuation multiples from comparable public companies and comparable transactions adjusted for size, margins and growth to our actual results in 2010 and forecasted results for the following three years. The following valuation multiples were evaluated: revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT"). The valuation multiples used were as follows:

Revenue	EBITDA	EBIT

2.9x–5.7x	11.9x–14.8x	12.8x–24.8x

The use of these multiples results in a range of valuations and the Company utilized a combination of the low end of the range and the median of the range. The February 2011 valuation included a discount for lack of marketability of 20%. We determined that, due to the short period of time between the February 28, 2011 valuation and the March 14, 2011 option grant, the fair value of our common stock would not have been significantly different.

The estimated fair value of our common shares on May 15, 2011 was $16.14, which represents an increase of $3.21 per share from the February 2011 valuation. This increase was primarily due to an increase in the valuation of the Company using the income approach, as the WACC rate used to discount future cash flows was reduced by 3.0% to 14.5%. The reduction in the WACC rate was due to the fact that we had begun the process of converting our class B preferred shares to class A common shares. With this conversion, the liquidation preference of the class B preferred shares would be distributed to the holders of the class B preferred shares, thereby reducing our cost of capital. The resulting change in estimated future cash flows from the distribution to the holders of our class B preferred shares was incorporated into the calculation of the enterprise value. There was no significant change to the forecasted cash flows from the February valuation as there were no significant changes in our forecasted revenue growth. In addition, during April and May 2011, we initiated the process of preparing for our initial public offering by hiring a chief financial officer and beginning the process of selecting an investment bank to lead the underwriting process. Accordingly, the discount for lack of marketability was decreased to 15% as the probability of our completing an initial public offering increased. The market approach also had a significant increase due to the multiples of the comparable companies increasing due to improving market conditions. The comparable company valuation applied valuation multiples from comparable public companies and comparable transactions adjusted for size, margins and growth to our actual results in 2010 and forecasted results for the following three years. The following valuation multiples were evaluated: revenue, EBITDA and EBIT. The valuation multiples used were as follows:

Revenue	EBITDA	EBIT

2.9x–5.8x	10.4x–15.9x	11.0x–20.3x

The use of these multiples results in a range of valuations and the Company utilized a combination of the low end of the range and the median of the range. There were no events that would significantly impact the valuation of our common shares between the May 15, 2011 valuation date and the June 16, 2011, June 28, 2011 and July 18, 2011 grant dates.

The estimated fair value of our common shares on July 22, 2011 was $16.86, which represents an increase of $0.72 per share from the May 2011 valuation. This increase was primarily due to an increase in our valuation using the income approach, including a slight decrease in the WACC to 14.25% due to a continued increase in the valuations of comparable public companies. There were no significant changes to the forecasted cash flows from the February and May valuations as there were no significant changes to our forecasted revenue growth. Similarly, the valuation using the market approach increased due to the overall increase in the valuation multiples of comparable public companies. The comparable company valuation applied valuation multiples from comparable public companies and comparable transactions adjusted for size, margins and growth to our actual results in 2010 and forecasted results for the following three years. The following valuation multiples were evaluated: revenue, EBITDA and EBIT. The valuation multiples used were as follows:

Revenue	EBITDA	EBIT

2.9x–5.8x	10.2x–16.0x	10.5x–24.8x

The use of these multiples results in a range of valuations and the Company utilized a combination of the low end of the range and the median of the range. The July 2011 valuation included a discount for lack of marketability of 15%, consistent with that used in the May 2011 valuation. There were no events that would significantly impact the valuation of our common shares between the July 22, 2011 valuation date and the September 6, 2011, September 12, 2011 and September 24, 2011 grant dates.

The estimated fair value of our common shares in November 2011 was $17.34, which represents an increase of $0.48 per share from the July 2011 valuation. This modest increase was due primarily to our cash balance being higher and having less debt in November. There were no significant changes to our forecasted cash flows from the July valuations as there were no significant changes to our forecasted revenue growth. The comparable company valuation applied valuation multiples from comparable public companies and comparable transactions adjusted for size, margins and growth to our actual results in 2010 and forecasted results for the following year. The following valuation multiples were evaluated: revenue and EBITDA. The valuation multiples used were as follows:

Revenue	EBITDA

4.5x–5.0x	9.0x–13.0x

The use of these multiples results in a range of valuations which were weighted to arrive at the enterprise valuation. The November 2011 income approach valuation used a WACC of 14.8%. The valuation included a discount for lack of marketability of 15%, consistent with that used in July 2011.

The options granted in January through June 2012 were accounted for using a valuation performed in April 2012. The valuation from April 2012 was used for these options because in January 2012 we evaluated the performance of our businesses in 2011 and reassessed the long-term growth of the business. Our Collaboration segment in particular has continued to experience rapid growth and we expect this to continue for several more years. We determined that the April 2012 valuation was the appropriate valuation to use for the January and March 2012 grants as the reassessment of our long-term growth plans occurred in January 2012 and there were no other events between the grant dates and the valuation date that would change the valuation. As the valuation was performed after the grant date for the January 26, 2012 and March 1, 2012 options grants, we have concluded that this valuation represents a retrospective valuation for our determination of the fair value of our common shares on the grant date. In addition, as there were no events which led the Company to believe there had been a change in the valuation in the intervening period, the April 2012 valuation was also used for the May and June 2012 grants. The April 2012 valuation is considered a contemporaneous valuation for the May 22, 2012, June 4, 2012 and June 29, 2012 grant dates due to the short amount of time between the valuation date and the grant date and the fact that there were no events that would have caused a change in valuation between these dates. The April 2012 valuation resulted in a valuation of $25.17 per share, which represents an increase of $7.83 per share from the November 2011 valuation. The increase in the valuation using the income approach was due to our updated long-term forecast, which increased the short-term terminal growth rate from 10% to 15% to better reflect the future growth prospects for our businesses. Our forecast revenue growth for the first three years of the model remained at approximately 20%. The long-term terminal growth rate remained at 5%. The valuation using the market approach also increased significantly due to an increase in the valuation multiples as we used multiples closer to the mean of the range to better reflect our forecasted growth and future cash flows. The comparable company valuation applied valuation multiples from comparable public companies and comparable transactions adjusted for size, margins and growth to our actual results in 2010 and forecasted results for the following two years. The following valuation multiples were evaluated: revenue and EBITDA. The valuation multiples used were as follows:

Revenue	EBITDA

4.0x–5.0x	10.0x–16.5x

The use of these multiples results in a range of valuations which were weighted to arrive at the enterprise valuation. In April 2012, we confidentially submitted the registration statement for this offering with the SEC. For this valuation, we reduced the discount for lack of marketability to 9% as we expect to complete our initial public offering during 2012.

The estimated fair value of our common shares in July 2012 was $20.49, which represents a decrease of $4.68 per share from the April 2012 valuation. During the third quarter of 2012, we revised our long-term forecasts of Billings and cash flows. In this model, we forecasted a growth in Billings of 10% in year one versus 20% in previous models, and approximately 20% in years two and three of the forecast. The decrease in our forecasted growth rates is due to uncertainty in the European market, which we believe may continue through the remainder of 2012. The decrease in forecasted Billings in year one resulted in a decrease in forecasted cash flows in each year compared to the forecast used for the April 2012 valuation. The short term terminal growth rate remained at 15% and the long term terminal growth rate remained at 5%. These revised forecasts resulted in a decrease in our enterprise value under both the income and comparable company approaches. The comparable company valuation applied valuation multiples from comparable public companies and comparable transactions adjusted for size, margins and growth to our actual results for the past year and forecasted results for the following two years. The following valuation multiples were evaluated: revenue and EBITDA. The valuation multiples utilized in this valuation were as follows:

Revenue	EBITDA

4.0x–5.0x	10.0x–14.0x

The use of these multiples results in a range of valuations which were weighted to arrive at the enterprise valuation. For the July 2012 valuation, the discount for lack of marketability was reduced to 7% as we continue to grow closer to the projected date of our initial public offering.

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The assumptions used in determining the fair value of our common shares represent our management's best estimate but are highly subjective and inherently uncertain. If management had made different assumptions, our calculation of the options' fair value and the resulting shares-based compensation expense could differ materially from the amounts recognized in our financial statements.

Valuations under the GFI Holdings Plans

Below is a summary of share option grants and restricted stock grants issued to employees under the GFI Holdings Plans during the year ended December 31, 2011:

Grant date	Options granted	Restricted stock granted	Exercise price per share	Fair value per share	Discount for lack of marketability

March 2011	2,554,690	—	$1.29	$1.33	20%

The only asset held by GFI Holdings is an approximate 30% equity interest in the Company in the form of common shares. The valuation of GFI Holdings was performed by allocating the fair value of GFI Holdings' investment in the Company among the various classes of equity GFI Holdings using the option pricing model. The fair value of GFI Holdings' investment was determined using the February 2011 price per share of the Company described above.

Revenue recognition

We do not account separately for identifiable components of an arrangement if the components are not distinct and separable. Identifiable components of an arrangement are considered separable when the components have stand-alone value, their fair value can be estimated reliably and they do not rely on any other component for essential functionality. The determination of whether a component is separable is judgmental because it requires us to evaluate whether the customer derives value from that component that is not dependent on other identifiable components of the same arrangement. Our evaluation of the fair value of our separately identifiable components also requires the application of judgment as to the sufficiency of the number of stand-alone sales and the proximity of such sales to one another necessary to support fair value. The timing and amount of revenue recognition can vary depending on how these judgments are exercised. For example, software revenue which may otherwise have been recognized up-front is instead recognized ratably over the term of the component on which its value is dependent.

Connectivity services, activation services and branding services are associated with an indeterminate period, as are certain of our consumer offerings. Estimation of expected terms requires the use of judgment such as estimated technological life, server connection periods and customer relationship periods, as applicable. The timing and amount of revenue recognition can vary depending on how such judgment is exercised. We determine the estimated technological life of our software by taking into consideration such factors as customer usage over time, pricing interdependencies and estimates of the life of hardware and operating systems on which the license will be used. To date, there is no indication that the estimated technological life of the software will change. The determinations of server connection periods and customer relationship periods are based on our evaluation of historical patterns and our expectation of future patterns. Material differences may result in the amount and timing of revenue for any period if we make different judgments or utilize different estimates in the future.

Revenue for TeamViewer, our collaboration product, is recognized net of revenue allowance. We estimate the allowance based on historical collections.

Fair value of other intangible assets

We recognize the other identifiable intangible assets at fair value at the date of acquisition of our subsidiaries. In determining the other intangible assets' fair value, we adopt the valuation approach that we determine is most appropriate for the asset being valued, typically the income or replacement cost approach.

The income approach is used for acquired assets whose value is determined by us to be income generating and for assets that could not be replaced by rebuilding or purchasing the asset. In adopting the income approach, we use the multi-period excess earnings method or the royalty savings method, depending upon the identified asset. The multi-period excess earnings method values an other intangible asset using the present value of incremental after-tax cash flows attributable only to that other intangible asset. Using this method, the fair value of the other intangible asset is estimated by deducting expected costs, including direct costs, contributory charges and the related income taxes, from expected revenue attributable to that asset to arrive at after-tax cash flows. The contributory asset charges represent the fair returns, charges or economic rents of other assets that contribute to the generation of the expected revenue and are applied on an after-tax basis. The remaining cash flows are then discounted to their present values and totaled to arrive at the fair value of the other intangible asset acquired. The royalty savings method values an other intangible asset at an amount equal to the savings that would result from having ownership of, and therefore not paying royalties for the right to use, the other intangible asset. Using this method, the fair value of the other intangible asset is estimated by taking the after-tax net royalty savings over the life of the intangible asset as an indication of its value. The remaining cash flows are then discounted to their present values and totaled to arrive at the fair value of the other intangible asset acquired.

The replacement cost approach is used for acquired other intangible assets that we determine could be replaced by rebuilding or purchasing the asset. In adopting the replacement cost approach, we estimate the value of the intangible asset by determining the costs associated with rebuilding or purchasing the asset.

Determining the fair value of intangible assets acquired requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, asset lives and market multiples. The judgments made in determining the estimated fair value of intangible assets, as well as their useful lives, can significantly impact our financial position and results of operations.

Other intangible assets with indefinite useful life

We recognize the "TeamViewer" and "VIPRE" brand names as having an indefinite useful life. In determining the useful life of these brands, we have considered the strength of the brands and any factors that might limit the usefulness of these brands. Furthermore, in determining the useful life of these intangible assets, we consider the strength of our legal title over the assets, and our intention to build upon and to continue using indefinitely these brand names.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually on an individual basis. In addition, the useful lives of the assets are reviewed annually to determine whether the indefinite life continues to be supportable.

Impairment of goodwill and other intangible assets

We determine whether other intangible assets and goodwill are impaired on at least an annual basis. This requires an estimation of the value-in-use of the cash generating units, or "CGUs," to which the other intangible assets and goodwill are allocated. Estimating the value-in-use amount requires us to make an estimate of the expected future cash flows from the CGU and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The estimates used to calculate the value-in-use of the CGUs change from year-to-year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and impairment for each CGU.

We perform our annual impairment testing for each CGU at December 31 and when circumstances indicate the carrying value of goodwill or indefinite-lived intangible assets might be impaired. During the quarter ended June 30, 2012, actual Billings were below our previous forecasts. Accordingly, as of June 30, 2012, we have revised our long-term forecasts and have assessed each CGU for impairment indicators.

As of June 30, 2012, we determined that no impairment indicators exist for the Managed Services or Collaboration CGUs as the forecasted cash flows of these CGUs significantly exceed their carrying values. However, we determined that impairment indicators do exist for the IT Operations and IT Security CGUs, and accordingly, an impairment test was performed for these CGUs.

We determined the value-in-use for both CGUs using a discounted cash flow model, having revised our forecasted cash flows and assumptions. The key assumptions used to derive the value-in-use are those regarding discount rates and growth rates. We estimate discount rates using pre-tax rates that reflect our current market assessment of the time value of money and the risks specific to our business.

The discount rate used in evaluating the IT Operations CGU is a pre-tax measure based on the risk-free rate for a 20 year U.S. Treasury instrument and 20 year German Government bonds, adjusted for a risk premium to reflect both the increased risk of investing in equities and specific risk of the units. The discount rate used in evaluating the IT Security CGU is a pre-tax measure based on the risk-free rate for a 20 year U.S. Treasury instrument, adjusted for a risk premium to reflect both the increased risk of investing in equities and specific risk of the units. We determined the terminal value growth rate by taking into account the assumed long-term industry growth rates relative to the IT Operations and IT Security CGUs. The pre-tax discount rates and terminal value growth rates for the IT Operations CGU, as of June 30, 2012, are 14.7% and 5.0%, respectively, compared to 14.5% and 5.0% at December 31, 2011. The pre-tax discount rates and terminal value growth rates for the IT Security CGU as of June 30, 2012 are 17.0% and 5.0%, respectively, compared to 14.1% and 5.0% at December 31, 2011.

Changes in EBITDA growth rates are a result of changes in our projections for the three year period 2013 to 2015 and are driven mainly by the projected revenue and expenditure plans specific to each CGU. The budgeted EBITDA growth rate for fiscal years 2013 and 2014 for the IT Operations CGU are -39% and 297%, respectively. The budgeted EBITDA growth rate for fiscal years 2013 and 2014 for the IT Security CGU are 20% and 108%, respectively. We expect the operating expenses in both of these CGUs to increase at a slower rate than the growth in Billings and revenue.

We performed a sensitivity analysis on the assumptions used in forecasting future cash flows for the IT Operations and IT Security CGUs. The impairment test of the IT Operations CGU, based on three years of projections, resulted in a recoverable amount that exceeds the carrying value of the CGU by $54.9 million. We determined that an increase in the discount rate of 6.2% to 20.9% or greater, or a decrease of forecasted EBITDA in 2014 of $7.2 million or more would result in the goodwill of that CGU being impaired. The impairment test of the IT Security CGU, based on three years of projections, resulted in a recoverable amount that exceeds the carrying value of the CGU by $2.1 million. We determined that an increase in the discount rate of greater than 1.1% to 18.1% or greater, or a decrease of forecasted EBITDA in 2014 of $335,000 or more would result in an impairment of the goodwill associated with the IT Security CGU. Further, we determined that a decrease of the terminal growth rate to less than 4.0% would also result in impairment of the goodwill associated with the IT Security CGU.

Based on the impairment tests performed, we determined that there is no impairment of goodwill as of June 30, 2012.

Fair value of deferred revenue acquired in business combinations

The fair value of deferred revenue performance obligations acquired in business combinations has been recorded based on the estimated fair value of the obligations on the acquisition date using a cost-based approach. The fair value of the obligation was estimated using the expected costs that we estimated would be necessary for a market participant to fulfill the remaining customer performance obligations and by applying a reasonable profit margin to these costs. We estimated the reasonable profit margin by identifying and reviewing the profit margin of potential market participant companies using information that was available at the time of each acquisition.

Fair value measurement of contingent consideration

Contingent consideration resulting from business combinations is recognized at fair value at the acquisition date as part of the business combination. The obligation to settle the contingency by the issuance of shares in the Company is classified as equity. In the case of contingent consideration classified as equity, this is not remeasured except when settled by the issuance of shares.

Determining the fair value of contingent consideration as of the acquisition date requires us to make estimates and assumptions, including future cash flows and discount rates and our assessment of relative risk inherent in the associated cash flows. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

Fair value of interest bearing loans and borrowings

Our interest bearing loans and borrowings are all floating rate liabilities that are carried at amortized cost. On initial recognition and at each financial reporting date, we evaluate the fair value of these instruments on the basis of prevailing market rates of interest and our own credit risk.

Fair value of 2011 convertible subordinated promissory notes

The fair value of our convertible subordinated promissory notes on initial recognition was calculated based on the present value of future principal and interest cash flows, using a 10% discount rate determined by us to be the applicable market rate of a liability with the same terms and conditions.

Fair value of convertible preferred equity certificates

In connection with the 2009 acquisition of a controlling interest in the registrant by Insight, we issued convertible preferred equity certificates, or "CPECs," to certain of our shareholders and, in connection with the Merger in 2010, the CPECs were converted into shares of the registrant. See "Description of share capital—Historical development of the share capital of the registrant" below for additional information on the issuance and conversion of the CPECs. For the periods during which the CPECs were in existence, we determined that the CPECs had a financial liability component because the terms and conditions of the CPECs contained a contractual obligation to transfer cash or other financial assets to the holders thereof. The fair value of the liability component has been determined by reference to the fair value of similar stand-alone debt instruments (including any embedded non-equity derivatives). The amount allocated to the equity component is the residual amount, after deducting the fair value of the financial liability component from the fair value of the entire compound instrument.

In separating the convertible instrument, the liability component is the present value of the stream of future contractual cash flows discounted at a market rate applicable to similar debt instruments without the embedded derivatives.

Our best estimate of the period within which the CPECs were to be exited by the holder, if not prepaid by us earlier, was within the first four years of the tenure of the CPECs, on the basis that this is the shareholder's average and expected investment period for typical investments. The cash flows were discounted over the expected period by an appropriate market rate (represented by the Euribor rate plus our credit spread).

Deferred income taxes

We use the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. This assessment requires management's judgment, estimates and assumptions. In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable.

Our judgments regarding future taxable income are based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our estimates and assumptions could require that we reduce the carrying amount of our net deferred tax assets.

Uncertain tax positions

We are required to calculate and pay income taxes in accordance with applicable tax law. The application of tax rules to complex transactions is sometimes open to interpretation, both by us and by the taxation authorities. The tax authorities may challenge the positions we take in determining our current income tax expense and may require further payments. Those interpretations of tax law that are unclear are generally referred to as uncertain tax positions.

We calculate our current tax assets and liabilities for the current and prior periods at the amount expected to be paid to (or recovered from) the taxation authorities, which involves dealing with uncertainties in the application of complex tax laws and regulations in multiple jurisdictions across our global operations. If we determine that it is probable that an outflow of economic resources will occur (i.e., that upon examination of the uncertain tax position by the appropriate tax authority, we will, for example, not be entitled to a particular tax credit or deduction or that a particular income stream will be judged taxable), we record a liability based on our best estimate of the amount of the economic outflow that may occur as a result of the examination of the uncertain tax position by the tax authority. Our best estimate of the amount to be provided is determined by the judgment of management and, in some cases, reports from independent experts.

Recent accounting pronouncements

Certain new standards, amendments and interpretations to existing standards have been published but are not yet effective for the current reporting period and which have not been adopted early. None of these standards, interpretations or amendments are expected to have a material impact on our financial position or operating performance.

Internal control over financial reporting

In connection with the audits of our 2008, 2009 and 2010 financial statements which were completed concurrently, our independent registered public accounting firm identified six material weaknesses in our internal control over financial reporting. We concur with this determination. In connection with the audit of our 2011 financial statements, our independent registered public accounting firm determined that three of these material weaknesses remained. We agree with this determination. As a result of our remaining material weaknesses, our management cannot certify with reasonable assurance that our internal controls over financial reporting are effective. As discussed in more detail below, we have successfully remediated certain of our historical material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in a company's internal control over financial reporting such that there is a reasonable possibility that a material misstatement of that company's annual or interim financial statements will not be prevented or detected on a timely basis. The six material weaknesses identified in connection with the audit of our 2008, 2009 and 2010 financial statements were as follows:

•
Business combination accounting.  Our controls over our accounting for, and financial reporting of, business combinations, including allocation of purchase consideration to the fair value of acquired assets and assumed liabilities and recognition of related amortization and deferred taxes were not effective.

•
Share-based compensation accounting.  Our controls over our accounting for, and financial reporting of, share-based compensation transactions and related fair value computations were not effective.

•
Accounting for non-routine financing transactions.  Our controls over our accounting for, and financial reporting of, non-routine financing transactions were not effective. As a result, we were unable to prevent or detect improper accounting for transaction costs and modifications to our debt agreements.

•
Revenue recognition.  Our controls over our accounting for, and financial reporting of, revenue recognition, including: (i) accounting for arrangements with multiple components including fair value determinations; (ii) consistently applying the proper revenue recognition accounting guidance; and (iii) administering and accounting for varied, high volume transaction types, were not effective.

•
Accounting for current and deferred taxes.  Our controls over our accounting for, and financial reporting of, current and deferred taxes and tax provisions were not effective.

•
Financial statement close process.  Our controls over our financial statement close process, including implementing the proper resources, processes and oversight with respect to our consolidation, reporting and disclosure processes to enable us to perform our financial statement close process in a timely and accurate fashion, were not effective.

We have since remediated the material weaknesses relating to: (1) business combination accounting; (2) share-based compensation accounting; and (3) accounting for non-routine financing transactions. In connection with our 2011 audit, our independent registered public accounting firm determined that material weaknesses relating to revenue recognition, tax accounting and the financial statement close process had not yet been remediated.

In the second quarter of 2011, we began implementing numerous measures designed to remediate the six material weaknesses identified above. These measures included:

•
Creation of chief financial officer position.  During 2008, 2009 and 2010, our finance and accounting function was principally administered by accounting personnel based in one of our Maltese operating subsidiaries, and supplemented by additional finance professionals across our other subsidiaries. In April 2011, we hired a chief financial officer with extensive finance experience in the software industry and public company reporting requirements. By creating a position dedicated to the oversight of our finance and accounting function, we began the process of enhancing our finance team and improving our accounting and reporting infrastructure.

•
Creation of senior management position responsible for external reporting and internal controls oversight.  In May 2011, we hired a senior manager dedicated to enhancing our internal controls and overseeing our SEC reporting process after we become a public company. In addition, this individual also has in-depth knowledge of the technical aspects of accounting for software sales-based transactions. As a result, we began to build the framework necessary to support the rigors of a growing, multinational software business subject to enhanced regulatory oversight.

•
Recruitment and establishment of audit committee.  In July 2011, our Board concluded an extensive search for qualified individuals to serve as members of our to-be-formed audit committee of the Board. In August 2011, our Board formally approved the formation of the audit committee and the appointment of three individuals to the committee, including two individuals determined to be "audit committee financial experts" in accordance with applicable U.S. securities laws. Our audit committee oversees a broad range of issues surrounding our accounting and financial reporting function, and our audit committee chairman regularly consults with our Chief Financial Officer regarding our accounting and financial reporting processes.

•
Hiring additional senior finance personnel.  During the third and fourth quarters of 2011, we hired additional senior-level finance personnel with significant software industry and public company experience. These individuals are responsible for establishing and monitoring the requisite internal controls, internal financial reporting, budgets and preparing reporting packages for use in the preparation of our consolidated financial statements.

•
Hiring of vice president of human resources and general counsel.  In the third quarter of 2011, we hired a vice president of human resources who, among other things, is responsible for maintaining accurate records surrounding our stock option plans and the administration of our various compensation and benefits programs. In addition, we hired a general counsel whose duties include, among others, the review and approval of all non-standard contractual arrangements, establishing policies to assure compliance with laws and regulations, establishing and monitoring compliance with various corporate governance policies and communicating matters that are likely to have an accounting or disclosure requirement to the finance organization. These hires further strengthened our management oversight of critical inputs into our financial reporting process.

•
Revenue recognition study.  In the third quarter of 2011, we hired software revenue recognition experts to assist us in a detailed review of our material revenue transaction types to validate the proper accounting guidance to apply to each of these transaction types. We evaluated our multiple component revenue transactions, assessed the separability of each component and applied a relative fair value allocation to each component that we identified. We assessed the fair value of each component of accounting by examining individual stand-alone transactions. We tested the outputs of our accounting system to evaluate our recorded revenue. For a significant portion of our revenue, we performed a manual recalculation of revenue. In addition, we implemented a new revenue recognition system within our Collaboration operating segment, and have implemented sales policies and controls across all of our operating segments to prevent sales practices that could have an unanticipated impact on our revenue recognition accounting.

•
Implementation of standardized consolidation and reporting packages and processes.  For the fourth quarter of our 2011 accounting close, we implemented standardized consolidation and financial reporting and tax reporting packages as well as a more structured close process to improve the timeliness and accuracy of our financial reporting and disclosures, including proper financial statement classification and recognition of accruals. We also created a uniform set of standards and guidelines for our finance and accounting personnel across our subsidiaries. This approach has allowed us to streamline and enhance the consistency of our reporting process among multiple subsidiaries operating across the globe, and it enabled us to strengthen our processes for quarter and year-end reporting.

•
Engagement of technical experts.  In 2011, we engaged various experts with significant tax, IFRS accounting and disclosure, valuation and SEC reporting experience to assist with our fair value analysis, some of our more complex accounting, financial statement preparation, tax provision preparation and SEC reporting.

As a result of the above-described measures, we remediated three of the six previously identified material weaknesses. By taking these steps, we were able to: (i) properly and timely account for and report business combinations; (ii) accurately record documents and accurately account for share-based compensation; and (iii) properly account for non-routine financing transactions.

In addition to these steps, we are taking other actions to specifically address the remaining material weaknesses, such as:

•
Common accounting system.  We are transitioning to a common accounting system across all of our subsidiaries to permit the results of all of our subsidiaries to be accounted for in the same financial accounting system.

•
Centralized corporate finance function.  We hired additional senior finance personnel with software industry, public company reporting, IFRS accounting and tax experience within our principal corporate finance function.

•
Management reporting tools.  We have also designed and are implementing analytical review processes and management reporting tools designed to strengthen our financial reporting and controls.

•
Enhanced sales order processing and revenue recognition systems.  We have designed and are implementing system changes to provide for improved preventative controls and to further automate our sales order processing, software keys administration and revenue recognition processes.

In addition to the steps described above, we intend to: (i) provide ongoing training to our accounting and operating personnel across our different subsidiaries to keep their IFRS accounting knowledge current; (ii) strengthen the systems that support our accounting and financial statement close processes; and (iii) engage additional resources, as necessary, to assist us in evaluating and addressing our financial statement reporting risks and risk-assessment processes, in particular those relevant to our financial statement close controls and processes, revenue accounting controls and reporting processes and tax accounting controls and reporting processes. The actions we are taking are subject to ongoing senior management review, as well as audit committee oversight. We will continue to implement measures to remedy our internal control deficiencies in order to enhance the timing and reliability of our external reporting and to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act.

We cannot guarantee that we will be able to complete these actions successfully; however, we believe that the plans and actions described above will result in the remediation of the identified material weaknesses. In addition, it is possible that we will discover additional gaps in our internal control over financial reporting. As described above under "—Comparison of the years ended December 31, 2011 and 2010," in 2011, we incurred significant expense associated with preparing to become a public company, including in connection with improving our internal controls. We are not able to estimate with reasonable certainty the future costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

Quantitative and qualitative disclosures about market risk

Foreign currency risk

As a result of business activities in different currencies, our consolidated statement of financial position can be affected by movements in the U.S. dollar exchange rates with other currencies. We regularly review the impact of foreign currency risk on our financial data and may enter into hedging contracts to mitigate this risk. During the periods presented in the registration statement of which this prospectus is a part, we have not entered into any hedging contracts.

We are also exposed to a level of transactional currency risk. In general this risk is mitigated through the sales, purchases and costs of our operating segments being transacted in their respective functional currencies. The major non-U.S. dollar currencies in which we transact business are the euro and the pound sterling.

The following table demonstrates the sensitivity to a 5% change in the euro and the pound sterling exchange rates against the dollar, respectively, with all other variables held constant, of our pre-tax results and equity (due to changes in the fair value of monetary assets and liabilities):

(in thousands)	Increase / Decrease in exchange rate	2011	2010

Effect on pre-tax results (euro)	+5%	$(7,650)	$(3,715)
	-5%	7,650	3,715
Effect on pre-tax results (pound sterling)	+5%	$311	$225
	-5%	(311)	(225)

Interest rate sensitivity

During 2010 and 2011, our exposure to the risk of changes in market interest rates related primarily to our bank borrowings, which carry a floating interest rate. In 2010, one of our bank loans had a variable interest rate tied to the lender's prime rate plus 0.25%, or a minimum of 4.5%. The second loan had a variable interest rate tied to LIBOR, or a minimum of 3%. See "Operating and financial review and prospects—Liquidity and capital resources—Indebtedness" above for a discussion of the interest rates applicable to our bank borrowings and other outstanding indebtedness in 2011.

We do not expect any impact on our results from an ordinary course change in market interest rates. Due to the minimum rate terms built into our interest rates on bank borrowings, a change of 50 or 100 basis points in market interest rates would not have a material impact on our interest expense or our operating results.

Inflation risk

Inflation and changing prices have not had a material effect on our business in previous fiscal periods and we do not expect that they will materially affect our business in the foreseeable future. However, the impact of inflation on replacement costs of equipment, cost of revenue and operating expenses, in particular employee compensation costs, may not be readily recoverable in the price of our solutions.

Business

Overview

We are a global provider of collaboration, IT infrastructure and managed service provider software solutions designed for SMBs. Our solutions enable SMBs to easily manage, secure and access their IT infrastructure and business applications. SMBs currently face many challenges, including increasing IT complexity, intensifying security risks and greater workforce mobility. We address these challenges with simple yet powerful software solutions that are easily deployed and deliver significant value to our customers. Our high-volume go-to-market model simplifies the process for SMBs to discover, evaluate, procure and deploy our solutions. Our customer base has grown from over 89,000 business customers as of December 31, 2008 to over 281,000 business customers in over 180 countries as of September 30, 2012 and is highly diversified, with no single customer accounting for greater than 1% of our total Billings in 2009, 2010 or 2011 or in the first nine months of 2012.

SMBs spend a significant amount on IT and software annually. IDC estimates that the worldwide market for SMB spending on packaged software will grow from $132.5 billion in 2011 to $186.6 billion in 2016. Throughout our history, we have focused on the SMB market by delivering solutions that address the most prevalent problems, or pain points, faced by SMBs. Our offerings are differentiated by their ease-of-use, rapid time-to-value, ease-of-deployment, focus on core customer challenges and excellent technical support. In response to emerging technology and market trends that impact our customers, we will seek to continue to expand our range of software solutions through internal development, partnerships with other technology providers and strategic acquisitions. We currently offer solutions in the following core markets:

Collaboration.    TeamViewer, our easy-to-use online collaboration product, has been activated on almost 400 million devices. The product provides multi-user web-conferencing, desktop and file sharing and secure remote control and access to virtually any Internet-connected device on which it is activated. TeamViewer is free for non-commercial use and must be purchased for commercial use—a freemium business model that resulted in over 120 million TeamViewer activations during 2011 and over 105 million in the nine months ended September 30, 2012. Growth in the number of TeamViewer users increases the value of the network, contributing to the increasing adoption of the product. This viral growth requires minimal investment in sales and marketing and results in low customer acquisition costs. We sold approximately 115,000 TeamViewer licenses and upgrades in 2011, as compared to approximately 74,000 and 48,000 such licenses and upgrades in 2010 and 2009, respectively. We sold approximately 93,000 TeamViewer licenses and upgrades in the nine months ended September 30, 2012, as compared to 71,000 licenses and upgrades in the same period in 2011.

IT infrastructure.    Our IT infrastructure solutions enable SMBs to easily manage and secure their applications, networks and computing systems. Our solutions include network monitoring, server and asset management, log management, web and email security, vulnerability assessment, antivirus, patch management and fax server software, and are offered through both on-premise and cloud-based deployment. Our products in the IT infrastructure market include GFI VIPRE Antivirus Business, GFI MailEssentials, GFI LanGuard, GFI FaxMaker and GFI MailArchiver.

Managed Service Provider.    GFI MAX, one of our cloud-based platforms, is licensed directly to MSPs, which include third-party service providers, IT support vendors, and certain VARs, enabling them to configure, monitor, manage and secure their customers' IT infrastructure through the cloud. GFI MAX provides third-party service providers with access to what we believe is one of the industry's broadest and most affordable portfolios of managed services solutions. As of September 30, 2012, over 6,500 MSPs license GFI

MAX to manage approximately 553,000 devices for their customers, as compared to approximately 5,200, 3,600 and 2,200 MSPs managing 348,000, 174,000 and 77,000 devices at the end of 2011, 2010 and 2009, respectively. We believe that MSPs serve as a valuable channel for us by enabling us to cost-effectively and indirectly reach SMBs with fewer than 30 employees. In addition, the GFI MAX platform enables us to easily add and deliver our other products in a single, cohesive solution at a modest incremental fee—an approach that has led to a high rate of additional product adoption by MSPs.

Our differentiated business model and global distribution platform allow us to cost-effectively sell to SMBs in nearly every region of the world. We operate a scalable, data-driven online marketing model targeted at the end-users of our solutions, using focused marketing campaigns to drive prospective customers to our websites and to our partners. In addition, we cost-effectively reach SMBs with fewer than 30 employees via MSPs, who are increasingly providing remote support services to smaller SMBs that often do not have their own in-house IT staff. We leverage blogs, social media and custom content sites to create online communities that enable our existing and prospective customers to connect directly and share information. Our customers purchase our solutions from our e-commerce sites and inside sales team, and through channel partners. We offer downloadable, full-featured, free versions of most of our products for a designated trial period. This approach allows prospective customers to experience the full range of benefits of our solutions prior to making their initial purchase, and distinguishes us from the high-cost, up-front sales approach employed by many enterprise software vendors.

Our past financial performance has been characterized by significant Billings growth and strong operating cash flows. For the years ended December 31, 2011 and 2010, our Billings were $200.2 million and $143.5 million, respectively, representing year-over-year growth of 40%. For the nine months ended September 30, 2012 and 2011, our Billings were $158.9 million and $140.5 million, respectively, representing period-over-period growth of 13%. We define our methodology for calculating Billings, a non-IFRS financial metric, and provide a reconciliation to the most comparable IFRS metric, revenue, under "Selected consolidated financial data—Supplemental information." A significant portion of our revenue in each fiscal period is associated with Billings from prior periods. See "Operating and financial review and prospects—Financial operations overview—Revenue." For the years ended December 31, 2011 and 2010, we generated $120.1 million and $81.7 million of revenue, respectively. For the nine months ended September 30, 2012 and 2011, we generated revenue of $109.5 million and $86.7 million, respectively. As of September 30, 2012, our deferred revenue balance was $238.7 million. We generated cash flow from operations of $59.9 million and $55.0 million for the years ended December 31, 2011 and 2010, respectively, and $26.2 million and $45.1 million for the nine months ended September 30, 2012 and 2011, respectively.

In 2011, approximately 41% of our Billings were derived from the Americas, 53% of our Billings, were derived from Europe, the Middle East and Africa, and 6% of our Billings were derived from Asia-Pacific. In the nine months ended September 30, 2012, approximately 44% of our Billings were derived from the Americas, 48% of our Billings were derived from Europe, the Middle East and Africa, and 8% of our Billings were derived from Asia-Pacific. In addition, in 2011, 2010 and 2009, approximately $67.2 million, or 56%, $42.9 million, or 52%, and $28.0 million, or 56%, of our revenue, respectively, was attributable to our European subsidiaries, and $52.9 million, or 44%, $38.8 million, or 48%, and $22.2 million, or 44%, of our revenue, respectively, was attributable to our subsidiaries in the United States. In the nine months ended September 30, 2012, approximately $66.5 million, or 61%, of our revenue was attributable to our European subsidiaries, and $43.0 million, or 39%, was attributable to our subsidiaries in the United States.

Our industry

Trends driving our market opportunity

SMBs comprise an increasingly large and important part of the global economy. In a 2010 report, IDC estimated that there are approximately 73 million SMBs (defined as organizations with fewer than 1,000 employees) worldwide, which represents over 99% of all businesses. SMB spending on packaged software is forecast by IDC to grow from $132.5 billion in 2011 to $186.6 billion in 2016. As per a June 2012 IDC report, the total worldwide packaged software market in 2011 was $325 billion, implying that SMB spending constitutes 41% of the total software market.

In today's highly competitive global marketplace, SMBs are increasingly investing in IT to drive revenue growth, improve productivity and efficiency, and deliver superior products and services. High availability must be maintained for devices and systems on a business network, and they must perform efficiently at no or minimal additional cost to the business—a daunting challenge for IT administrators within SMBs. Despite their benefits, many existing IT solutions were designed to address the needs of larger enterprises and are often impractical to implement within SMBs due to the cost and complexity of procurement, deployment and ongoing maintenance. From critical messaging systems to high-density virtual infrastructures, an IT administrator needs to discover, monitor and track availability and performance across every device and system. This increasingly complex technology environment for businesses has led to several key growth drivers that are speeding the adoption of SMB-tailored solutions:

Increasingly mobile and connected workforce needs anytime/anywhere collaboration tools.    Workers are spending less time in traditional office environments and more time telecommuting and traveling, which is driving demand for remote connectivity and collaboration solutions for business users and IT professionals. A December 2011 IDC report forecasts the global mobile worker population to increase from 1 billion in 2010 to 1.3 billion in 2015, representing approximately 37% of the projected 2015 worldwide workforce. IDC estimated that the collaboration applications market totaled $7.6 billion in 2010 and will grow to $13.6 billion in 2015, representing a CAGR of 12%. We believe that this trend is likely to accelerate over time as younger employees, who are already accustomed to communicating via newer Internet-centric technologies, comprise a greater proportion of the global workforce, which will drive continuing increases in demand for remote support and collaboration solutions.

Proliferation of internet-enabled devices.    Many business professionals now use multiple devices such as desktop computers, laptops, smartphones and tablets, and these devices often need to be supported, managed and secured. A September 2012 IDC report estimates that there were 494 million smartphones shipped globally in 2011, and forecasts that number to increase to 1.3 billion in 2016, representing a CAGR of 21%. Furthermore, an October 2012 IDC report estimates that there were 19 million tablets shipped globally in 2010, and forecasts that number to increase to 233 million in 2015, representing a CAGR of 65%. The proliferation of such devices, which we believe is being driven in part by businesses increasingly adopting bring-your-own-devices, or BYOD, strategies which allow users to utilize their personal devices in the workplace, is increasing the number of platforms that must be supported, managed and secured by SMBs.

Increasing adoption of cloud-based solutions.    SMBs continue to expand their use of cloud computing services and SaaS solutions to reduce the time and costs associated with installing, configuring and maintaining traditional IT solutions. By leveraging SaaS platforms, SMBs reduce the time and costs associated with installing, configuring and maintaining traditional IT solutions. The adoption of usage-based cloud computing services reduces IT complexity and allows internal IT staff to focus on other high-priority tasks. According to a March 2011 IDC report, SMB cloud computing spending will reach $31.7 billion by

2014. We believe that the rapid growth in cloud-based spending has been particularly strong for SMBs due to their limited IT staff and resources and their ability and willingness to quickly adopt new IT solutions on account of their smaller organizational size.

Consumerization of IT.    Individuals are spending more time interacting with intuitive, easy-to-use web-based software and services that increase productivity and efficiency in their personal lives. These experiences have increased business users' expectations that they should be able to rapidly access, install and interact with powerful, easy-to-use corporate IT solutions without the need for training or professional services.

Increasing use of managed service providers.    Many smaller SMBs rely on a third-party service provider to manage their IT infrastructure. We believe there are over 200,000 VARs globally, and that the percentage of VARs who are moving to an MSP business model is growing rapidly. We believe a significant trend among these MSPs is the increasing use of management platforms, such as our GFI MAX platform, that enable them to more efficiently provide integrated support and management of on-premise IT and cloud-based services.

Increasing IT security threats.    The broad adoption by SMBs of cloud-based applications, wireless networks, portable storage and wireless devices has eroded traditional network boundaries and increased the risk of potential attacks. Malware threats have continued to increase in both number and complexity as hackers have become more sophisticated and motivated by the potential for illegally generated profits or the desire to cause disruption or reputational harm to the organizations they target. In response to the greater vulnerability of an extended network perimeter and the rapid growth in malware, SMBs have a need for a wide range of security solutions, such as Internet security, email security, endpoint security, vulnerability assessment and patch management, to protect their IT infrastructure and business data.

Rapid IT adoption within emerging markets.    According to a Gartner March 2012 report, SMB IT spending in developing regions including Greater China, Emerging Asia-Pacific, Latin America, the Middle East and Africa will grow from $169.0 billion in 2011 to $253.7 billion in 2016. We believe that SMBs in emerging economies are more aggressively adopting new IT management solutions and cloud-based technologies because they have fewer legacy technology deployments implemented.

Limitations of existing solutions

We believe that many competing solutions fail to meet the needs of SMBs due to a number of limitations:

Product complexity.    Traditional enterprise software vendors often sell highly complex solutions designed for large enterprises into the SMB market, such as enterprise-class management frameworks, that are unduly complex and impractical for smaller customers. These enterprise solutions are not designed to meet the unique needs of the SMB market and typically have many sophisticated features that are not required or desired by SMBs. In addition, software with an extensive number of unused and rarely used features often becomes "bloated," making it difficult and expensive to implement and maintain.

Procurement complexity.    The procurement of many enterprise software solutions requires significant time for design and implementation. The process for identifying, evaluating and purchasing enterprise solutions can take several months and is often impractical for SMB customers.

Total cost of ownership.    Enterprise software vendors often charge substantial license fees for their solutions and can require significant hardware, training and professional services expenditures for initial deployment, and substantial maintenance and additional professional services costs in later years. The high total cost of ownership of enterprise solutions makes them uneconomical for many SMB customers.

Poor customer service and support.    We believe that SMB customers often receive inadequate technical support from enterprise software vendors due to the smaller size and associated revenue of their software deployments. We believe that many of our larger competitors seek to reduce technical support costs by outsourcing SMB customer support to teams that lack the technical expertise, native language skills and resources required to meet the needs of SMB customers on a timely basis. Similarly, smaller software vendors often lack the resources to meet their customers' support needs.

Lack of product integration.    Many of our competitors in the SMB space have assembled their product ranges through acquisition but have made limited or no progress in integrating these acquired products and technologies or in streamlining their product lines. This lack of integration results in a fragmented user experience and frustrates a potential customer's ability to identify complementary product offerings, thereby limiting the value delivered to the customer.

Our solutions

We have designed our solutions to enable SMBs to easily and cost-effectively monitor, manage and secure their IT infrastructure and business applications. In addition, our solutions enable users to collaborate with geographically dispersed employees, partners and customers, and to remotely access their other devices. We believe that the key differentiators of our solutions include:

Purpose-built solutions for SMBs.    We focus on providing high quality software solutions to SMBs. By focusing on SMBs, we believe that we better understand their requirements and more effectively deliver highly differentiated technology to address their needs across multiple product categories. Our highly collaborative customer relationships provide valuable feedback about our solutions and such customers' prevalent pain points, which helps guide our internal product development efforts and acquisition strategy. In addition, we have invested extensively in customer service and support to provide helpful and timely responses to inquiries from SMB customers located throughout the world. Our support organization is managed through a broad range of key performance indicators and customer service metrics that enable us to optimize the support process to deliver customer satisfaction while managing our costs.

Highly intuitive software.    The easy-to-use and intuitive interfaces of our solutions not only provide the specific functionality that our customers require, but also accelerate their adoption. We believe our intuitive solutions reduce our customers' need for training and installation services and, combined with their rapid deployment time, drive immediate realization of value from our solutions. We strive to deliver simple yet powerful solutions for our customers. For example, TeamViewer supports multiple use-cases through a single, intuitive user interface—an approach that is significantly simpler to understand and adopt than the complex and overlapping product sets offered by many of our competitors.

Low total cost of ownership.    Our solutions have a low up-front average selling price of less than $500 to decrease procurement risk and reduce the length of the sales cycle. Our solutions can be downloaded and implemented in a self-service manner and are designed so that they do not require professional services, which accelerates time-to-value and reduces total cost of ownership for our customers. The rapid deployment and low up-front and ongoing costs of our solutions enable our customers to achieve prompt and cost-effective results. Our cloud-based solutions allow our customers to quickly and easily begin utilizing our solutions and reduce the cost of implementation related to hardware and IT staff that are typically required to install and support traditional on-premise software solutions.

SaaS platform approach.    We offer SaaS platforms that allow customers to implement our solutions in a modular fashion, enabling them to rapidly solve immediate business needs. Customers can access additional functionality in a highly streamlined manner as their needs evolve. We have demonstrated our ability to integrate disparate technologies effectively—GFI MAX began as a remote monitoring product and, in the past 20 months, we have added three of our existing solutions to this platform, including remote control, antivirus and patch management, as well as online backup from a third-party vendor. This platform approach also allows us to concentrate our development, marketing and sales resources.

Flexible deployment and licensing alternatives.    Meeting the varied deployment and usage needs of our customers has enabled us to build a large and diverse global customer base. Depending on the solution and market, we support different deployment, usage and licensing arrangements. For example, we offer MSPs a complete SaaS-based infrastructure management, remote control, antivirus and patch management solution for their SMB customers and we extended this with a new product released in the third quarter of 2012, GFI Cloud, that offers similar benefits to our customers. We tailor our licensing arrangements by market, in some cases using a monthly or annual subscription model, and in others, a perpetual license with recurring maintenance fees. We believe this approach increases our potential market opportunity by offering SMBs a variety of deployment and licensing alternatives.

Our business model

Our business model is designed to accelerate the adoption of our solutions by reducing the time and cost of implementation for our customers. At the same time, our sales strategy enables large sales volumes and efficient distribution. Our business model is characterized by the following attributes:

High velocity global distribution.    Our scalable marketing model targets end-users and channel partners to create awareness of our brand and solutions. We offer all of our products via download directly from our website to maximize our distribution reach and to reduce sales and marketing expense. We support our Internet-based distribution with an inside sales force and an indirect partner network of over 25,000 channel partners acting as resellers worldwide. Our model has resulted in a high volume of transactions with SMB customers and a high proportion of sales that do not require any involvement from our sales staff.

Downloadable, full-featured, free solutions offered for designated trial period.    To facilitate the adoption of our solutions, we seek to reduce the time and expense required to purchase, implement and test our products. We offer downloadable, full-featured, free versions of most of our products for a designated trial period. This try-before-you-buy approach reduces purchase risk for our prospective customers, thereby enabling them to understand the benefits of our solutions prior to purchase. In addition, our TeamViewer product uses a freemium-based model that has driven high levels of user adoption that underpin the growth of our Collaboration operating segment.

Simple product adoption.    Our solutions are designed to address the specific needs of our customers, providing a clear value proposition to reduce our customers' total cost of ownership. In addition, our solutions are easy to install and do not require professional services—features which allow customers to quickly address their particular IT challenges. For example, a customer who needs to share documents with a colleague located in another country can download and install TeamViewer from any standard Internet browser and begin collaborating in less than five minutes. Our GFI MAX platform, which covers the broadest range of functionality, can be up and running with all functionality in less than 15 minutes.

Data-driven management.    We have developed systems and processes that enable us to closely monitor and manage the results of our business. We track operational and financial metrics to instill a culture of accountability and performance measurement and to increase the visibility and consistency of execution in our business. We also use search engine optimization and Internet marketing to attract potential customers. We continually monitor and analyze customer traffic and purchasing patterns to improve service levels, enhance our marketing strategy and drive better business decisions, while at the same time maintaining a strict standard of data privacy protection. We believe we have acquired a significant competitive advantage through our use of data analytics, lead nurturing and data synthesis.

Substantial viral network effects.    TeamViewer benefits from significant viral network effects. As the number of users of TeamViewer has expanded and consumer awareness of the product has grown, adoption has continued to increase. Growth in the number of TeamViewer users increases the value of the network, contributing to the viral adoption of the product. Viral adoption of TeamViewer has been a highly effective source of demand generation that requires minimal investment in sales and marketing and has enabled us to generate TeamViewer activations on almost 400 million devices without substantial outbound sales and marketing campaigns.

Leveraged technology development.    Wherever possible, we share technologies and best practices throughout our global research and development organization, decreasing our costs of development. For example, our VIPRE antivirus technology is used in our SaaS products, our gateway email security products, our VIPRE endpoint security product line and as an add-on available in our GFI MAX platform, and is marketed as an antivirus software development kit to OEM partners. By building upon technologies and best-practices across our organization, we optimize quality, take advantage of economies of scale and improve efficiency across our development groups.

Our growth strategy

Our objective is to extend our position as a leading provider of software solutions to SMBs. To accomplish this, we intend to:

Expand our customer base.    We intend to continue the rapid expansion of our customer base through our unique global distribution model. Our current customer base of over 281,000 business customers represents less than 0.5% of global SMBs. We will aggressively promote our solutions and encourage new businesses and consumers to try our solutions. The Internet is a powerful marketing channel with broad reach that attracts customers seeking the solutions we offer. We have been successful in converting trial users into paying customers at the end of the trial period, and we will seek to continue improving our ability to convert customers.

Expand our distribution channels.    We intend to increase the sales of our solutions through our 25,000 existing channel partners and to continue to add channel partners. We seek to significantly expand our indirect channel across the globe to maximize our distribution capabilities. In addition, we will continue to focus on licensing our technology to OEM partners, who enhance their products by embedding our technology. For example, our ThreatTrack feeds (content feeds of malicious URLs developed by our security labs) are used by several large web content security companies, and our VIPRE Software Development Kit is deployed on over one million desktops through OEM partners.

Accelerate our revenue growth in targeted geographies.    Our sales and distribution model allows us to address the needs of SMBs across all geographies and industries. We believe that we have a substantial opportunity to accelerate our revenue growth in largely untapped emerging markets such as Asia-Pacific,

Latin America and Eastern Europe by increasing our sales, marketing and support operations in these regions. For example, in Latin America we are expanding our number of native language solutions as we currently offer only one product in Portuguese and seven products in Spanish. We are also expanding our presence in Eastern European markets. Finally, we see further growth opportunities in the United States, as our U.S. subsidiaries generated approximately 44% of our global revenue in 2011.

Develop and extend new software and SaaS products.    We plan to develop new software products and functionality that serve the SMB market and complement our existing collaboration, IT infrastructure and MSP software solutions. To maintain and enhance our strong position in delivering solutions that are purpose-built for SMBs, we have increased our investment in product development and platform enhancements. Recent development initiatives include the addition to TeamViewer of a scalable presentation mode, a significant upgrade to our VIPRE products and the introduction of our VIPRE Mobile Security for Android offering in response to the growing demand for security solutions for mobile devices. We have also enhanced our threat detection products and undertaken major internal infrastructure improvements. In the third quarter of 2012, we launched a new SaaS product, GFI Cloud, and we expect to continue to launch new SaaS products.

Leverage GFI MAX platform to expand our reach.    GFI MAX is our SaaS platform that enables MSPs to deliver remote IT management, monitoring and security to their SMB customers on an outsourced basis. The GFI MAX platform enables us to easily integrate and deliver additional products as a single, cohesive solution at an attractive, small incremental fee to new and existing devices under management. For example, over 50% of our existing GFI MAX customers have adopted remote control functionality since we made it available and, similarly, since we added patch management approximately 40% have adopted this feature. We also believe that there is a significant market opportunity for us to utilize the approach and architecture that underlie the GFI MAX platform to deliver a solution directly to SMBs. In the third quarter of 2012, we launched a new product for SMBs, GFI Cloud, that brings the benefits of integration, range of functionality and consistency to SMBs in a manner that avoids the complexity and overhead typically associated with legacy monitoring and management solutions.

Increase sales to existing customers.    We believe we enjoy a high level of customer satisfaction, which provides us with the opportunity to sell additional solutions to our 281,000 existing business customers. As of September 30, 2012, excluding our VIPRE product for consumer use, only approximately 10% of our customers have purchased two of our products, and less than 3% have purchased three or more of our products. We intend to expand our revenue from our existing customers by cross-selling other new and complementary solutions into our installed base. In addition, we have an opportunity to sell additional licenses and upgrades to our existing customers.

Pursue strategic acquisitions.    We have a successful track record of making strategic acquisitions that complement our existing solutions and business model and extend our position among SMBs. For example, we entered the remote control and collaboration market with our acquisition of TeamViewer, the MSP market with the acquisition of HoundDog Technology Limited (now known as GFI MAX Limited), and the email filtering market with the acquisition of Internet Integration, Inc. (known as Katharion), all in 2009, the antivirus and endpoint security market with the acquisition of Sunbelt Software, Inc. (now known as GFI Software (Florida) Inc.) in 2010, and the web application and cloud monitoring market with the acquisition of Monitis, Inc. in 2011. We intend to pursue strategic acquisitions that will enable us to accelerate the introduction of new IT solutions for SMBs.

Our products

We offer a broad portfolio of products targeted at SMBs. Most of our products are designed to quickly and easily address a particular pain point exceptionally well. By developing a broad portfolio of focused products, we maintain high quality, product simplicity and cost-effective price points. We believe that our SMB customers prefer targeted solutions that offer rapid deployment, ease-of-use and low maintenance costs over more complex, full-featured solutions offered by traditional enterprise software vendors.

We currently offer solutions that address the following areas of SMB needs:

Collaboration.    Our collaboration product, TeamViewer, allows users to access computers and perform important tasks from remote locations. TeamViewer also delivers access through Android, iPhone and iPad devices to remote computers. According to comScore, Inc., the average monthly unique visitors worldwide for TeamViewer for 2011 was close to 8 million, which was approximately two times that of the average monthly unique visitors to LogMeIn, WebEx and GoToMyPC. TeamViewer features currently include:

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Web conferencing:  Allows users to broadcast their desktop sessions to several viewers simultaneously. TeamViewer enables end-users to collaborate online by sharing documents, presentations, software applications and other content online.

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Remote access and control:  Ensures that employees have access to the data and computing resources they need regardless of time or location. IT support staff and helpdesk professionals can also use TeamViewer to remotely control and support computers in any Internet-enabled location.

IT infrastructure.    We offer solutions that enable SMBs to manage, secure and access their IT resources. These solutions include systems monitoring, server and asset management, endpoint device control, log management and fax. In addition, we offer security solutions that allow SMBs to address a full spectrum of security issues including antivirus, email security, website filtering and endpoint device management. Our IT infrastructure solutions currently include:

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Log management:  Monitors and manages Windows event logs by automatically processing, archiving and collecting the most important events occurring within an SMB environment. Our GFI EventsManager product addresses this need.

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Antispam:  Detects and removes spam from incoming email before it reaches the user. We offer two products to accomplish this task, one as a traditional application (GFI MailEssentials) and one as a cloud-based service (GFI MailEssentials Complete Online).

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Web filtering:  Allows SMBs to regulate how employees use the Internet at work to protect the SMB IT infrastructure from websites that contain viruses and other malicious or inappropriate content. Our primary website filtering product is GFI WebMonitor.

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Anti-malware:  Scans for malware and viruses that are designed to cause a user's computer to do something that the user does not intend. Our VIPRE, GFI WebMonitor and GFI MailSecurity products identify malware in order to prevent it from disrupting the SMB's IT infrastructure.

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Patch management:  Streamlines the process of installing software updates on several computers from a single location. GFI LanGuard addresses this need.

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Vulnerability assessment:  Scans computer networks for potential sources of weakness that could lead to network compromise. GFI LanGuard provides this solution.

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Faxing:  Supports SMBs' needs for automated faxing. We offer GFI FaxMaker to accomplish this task.

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Mail archiving:  Responds to the growing need for e-mail to be stored and easily retrieved for internal record keeping or regulatory compliance. GFI MailArchiver provides an easy solution to this problem.

Managed service provider.    We provide a platform that MSPs use to deliver outsourced IT support to their SMB customers. Primarily delivered through our GFI MAX platform, our tools allow MSPs to manage, monitor and repair their customers' IT systems remotely. By integrating the above collaboration and IT infrastructure solutions, GFI MAX provides MSPs with what we believe to be one of the industry's broadest portfolios of solutions to enable them to provide outsourced support. Current GFI MAX features include:

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Patch management:  Streamlines the process of installing software updates on several computers or devices from a single location.

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Mail protection:  Filters email-borne malware, viruses and spam as a SaaS solution.

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Monitoring:  Automates both alerts and corrective action in the event of server or network equipment outages.

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Remote access and control:  Enables third-party service providers to remotely control and support computers in any Internet-enabled location.

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Anti-malware:  Scans for malware and viruses that are designed to cause a user's computer to do something that the user does not intend.

Our products use a combination of traditional on-premise deployment and cloud-based deployment based on the requirements of each individual product and the needs of each customer. We continue to evaluate new products and deployment options, and we expect to continue adapting our product portfolio over time in response to and in anticipation of new trends in SMB technology needs.

Maintenance and support

Our maintenance and support agreements vary by product. Typically, purchasers of our IT infrastructure solutions receive one year of software maintenance and support as part of their initial purchase, with the option to renew their maintenance and support agreements annually. These annual maintenance and support agreements provide customers with the right to receive software updates, maintenance releases and patches when and if they become available during the contract period, while also providing unlimited access to our internal support representatives. TeamViewer is licensed on a perpetual basis, without any additional cost of support or on-going maintenance. However, customers must pay an upgrade fee in order to receive the latest major version. In certain cases, such as our GFI MAX platform and several of our IT infrastructure solutions, such as GFI WebMonitor and GFI MailEssentials Complete Online, our offerings are sold on an annual or monthly subscription basis. In these instances, customers receive technical support as well as ongoing updates and upgrades during their subscription period.

Our support organization operates from eight offices in Germany, Malta, the United Kingdom, the United States and the Philippines.

Research and development

Our research and development organization is responsible for the design, development and testing of our software. Our current research and development efforts are focused on new releases of existing products as well as new products and modules.

We have designed a product development process that is responsive to customer feedback throughout the process. Our customers and end-user community provide extensive input regarding a wide variety of use cases that we incorporate into our product definitions and requirements. A subset of customers participates in our product testing, helping us to identify issues prior to product release. Our research and development organization regularly coordinates with customer support personnel regarding customer issues, providing another mechanism for including customer feedback into the development process.

We utilize small development teams, each dedicated to specific products, that work according to a structured and repeatable, iterative process. Our operating segments drive product requirement definitions and technical design among our seven development organizations. We currently outsource a limited portion of our development to contract development vendors. We believe we have developed a process that allows us to release new products rapidly and cost-effectively.

Our research and development expenses were $6.5 million, $14.1 million and $24.9 million in the years ended December 31, 2009, 2010 and 2011, respectively, and $18.3 million and $20.0 million in the nine months ended September 30, 2011 and 2012, respectively.

Sales & marketing

We have designed our approach to sales and marketing to target SMBs worldwide. As a result, our processes are geared toward high-volume, low-price transactions. Most of our products are available on a try-before-you-buy basis, and our product development efforts focus on producing high quality products that are easy to install and deploy on a trial basis, so that potential customers can experience the value of our products. We believe that increasing the number of downloads and user trials of our products has proven to be one of the best ways to generate new sales. Therefore, our marketing efforts focus on driving traffic to our websites through email and online marketing.

We generate sales leads from a wide variety of sources for our IT infrastructure solutions. In addition to traditional marketing efforts such as Internet marketing, direct mail campaigns and trade shows, we market our solutions alongside technical and educational Internet content geared toward SMB systems administrators. We publish white papers and technical guides that help systems administrators understand and solve the problems they face in the day-to-day operation of their IT networks, and we run webinars and publish newsletters that discuss SMB systems administrators' common pain points and how to address them. We also use popular social networking sites to build and maintain online communities of customers and potential customers. Sales leads from each of these sources flow into our sales and marketing process, which is focused on converting individual leads into sales.

We believe we have acquired a significant competitive advantage through our use of data analytics, lead nurturing tools and customer data mining. From our inception, we have focused on better understanding customer needs, usage patterns and buying habits so that we can effectively align our marketing offerings. We study our customer base through site traffic monitoring, source data and location services. We leverage these analytics to identify and segment customers and product trials on a granular level. Our lead scoring system enables us to nurture leads and deliver relevant information to assist prospects during their buy decision. By leveraging our customer analytics platform while maintaining strict data privacy measures, we are able to become a trusted advisor to our prospects and significantly increase overall conversion rates.

In our MSP business, we have developed a highly efficient, measurable and repeatable marketing and sales approach that has allowed us to deliver sustained strong growth in customer numbers and revenue over the last three years. Using capabilities that we have built into our management platform we are able to track in real-time and in detail the source and status of every potential customer trialing our service. We have a reliable and predictable sales process, using both our own sales teams and our channel partners, that we believe allows us to maintain good conversion rates from initial trial to sale. Once a customer purchases one of our solutions, the data collected on service utilization allows us to target our up-selling and cross-selling activities to appeal to individual customers or groups of customers. As a result of this, the adoption of the additional components we have integrated into the platform is consistently high.

Additional sales channels include our inside sales team, traditional retail outlets in the U.S. and U.K. (in the case of our VIPRE antivirus consumer product), and our extensive global network of over 25,000 channel partners acting as resellers worldwide. We generally enter into standard commercial arrangements with our channel partners to distribute our products. Such arrangements are based on the respective channel partner's standard agreement, in the case of significant channel partners, and on our own standard distribution agreements, in the case of channel partners with a lesser degree of market power. Of the 11 agreements with our top 10 distributors by Billings in 2011 (which accounted for less than 15% of our total Billings in 2011), eight of the agreements provide for an indefinite term and termination notice periods of between 30 days and one year and three provide for automatic annual renewal periods and a termination notice period of between 60 and 90 days. Each agreement provides for standard commercial warranties, which are subject to certain limitations of liability, and certain of these agreements contain indemnification provisions for the benefit of either party.

We offer discount arrangements with our channel partners as specified in each distribution agreement. Our published prices are discounted with a certain percentage for the applicable products. The discount rates are negotiated with each channel partner, based upon the channel partner's commitment and agreed-upon level of service. The charges and discounts depend on the actual products ordered by the channel partner and whether the products are for new or renewal business. We reserve the right to amend our prices for products or eligible discounts upon a notice period of between 30 and 90 days. Of the 11 agreements with our top 10 distributors by Billings in 2011, eight agreements contain no obligation on the part of the distributor to place any purchase order or to place a purchase order for a minimum value or volume. Three of these agreements incorporate annual sales targets which must be achieved by the distributor, the failure of which entitles us to terminate the agreement for cause upon 30 days' prior written notice. One agreement stipulates that a greater discount shall be applicable for a particular quarter if net revenue targets are exceeded in such quarter. We invoice the distributor monthly in four of these agreements and issue invoices upon receipt of an order for products in seven agreements. All invoices must be paid within 30 days. Each distributor determines its own resale prices, and we do not require that any particular price be charged.

In contrast to our IT infrastructure solutions, our collaboration product, TeamViewer, is marketed almost entirely on a highly efficient, viral, freemium model in which customers discover the product on the Internet or by word of mouth. We will also be utilizing a freemium approach to seek to drive growth in our cloud monitoring business, Monitis, which we acquired in September 2011.

Customers

Our customers include individual consumers and business customers. As of September 30, 2012, we had over 281,000 business customers in over 180 countries. We define business customers as customers (other than individual consumers) that have purchased one or more of our products under a unique customer identification number within the past three years. Because the nature of our business involves a large number of small transactions, if we receive orders from multiple subsidiaries of one parent company, we treat each of those subsidiaries as a separate customer. Our business customer base encompasses users of our products across a broad range of industries.

In addition to the business market, we also sell certain of our products in the consumer market. At the end of 2011, we had over one million customers that purchased our consumer offerings, which currently include our VIPRE Antivirus 2012 and VIPRE Internet Security 2012 offerings. In addition to the revenue that we receive from consumer customers, we believe that familiarity with our consumer products results in further sales of our products in the small-office/home-office market.

Our solutions have been deployed in installations ranging from an individual home computer to several hundred servers of a multinational business. No customer accounted for greater than 1% our total revenue in 2009, 2010, 2011 or in the nine months ended September 30, 2012.

Intellectual property rights

Our intellectual property rights are material to the operation of our business. We rely on a combination of intellectual property laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. These laws, procedures and restrictions provide only limited protection.

We enter into confidentiality and other written agreements with our employees, customers, consultants and partners, and through these and other written agreements, we attempt to control access to and distribution of our software, documentation and other proprietary technology and information.

We hold two patents registered in the United States and have filed one additional patent application. We also hold a large number of trademarks that are relevant to our business, such as "GFI Software," "GFI," "TeamViewer," "VIPRE," "GFI MAX," "GFI WebMonitor," "GFI MailSecurity," "GFI EventsManager," "FaxMaker," "LanGuard," "GFI MailEssentials," "VIPRE Mobile" and others, which are registered in various jurisdictions around the world. We also have a number of trademark applications pending in various jurisdictions, such as "Monitis" and "GFI Cloud" and are expanding the registration of our existing registered trademarks to additional jurisdictions.

Competition

Our software solutions, differentiated business model and go-to-market strategy help us compete in the highly competitive collaboration, IT infrastructure and MSP software solutions markets. Our markets are evolving, and we expect to face additional competition in the future. We face competition from both traditional, larger software vendors offering enterprise software solutions and services and smaller companies offering individual solutions for specific collaboration, IT infrastructure and MSP issues. Our principal competitors vary depending on the product we offer and the geographical region in which we are competing. For example, in the MSP software solutions market, we compete against five key competitors: Kaseya, LabTech Software, Level Platforms, N-able Technologies and Continuum Hosting. Certain of our other competitors and the products against which our products compete include Citrix Systems' online services, including GoToMyPC and GoToMeeting, LogMeIn, WebEx (acquired by Cisco Systems), McAfee

(acquired by Intel), Symantec's Norton security solutions, Microsoft, Qualys, Inc., Proofpoint, Inc. and various other vendors.

In contrast to traditional enterprise software vendors, there are also many niche software vendors that seek to serve SMBs but do not effectively compete with us on a global basis. Many niche SMB software vendors are small, independent vendors who specialize in one or a few areas of the market and therefore offer a limited set of product solutions.

We believe that we generally compete favorably with respect to our competitors and that the key competitive factors in our markets include:

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ability to design, develop and deliver purpose-built software solutions with the specific features and functionality to meet the needs of SMBs;

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ease of initial setup, deployment and ongoing use;

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total cost of ownership, including product price and implementation and support costs;

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ability to deliver rapid time-to-value to customers;

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distribution channels;

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high quality customer service and support;

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product and brand awareness; and

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pricing flexibility.

Employees

The table below shows the number of our full-time employees by function as of December 31, 2009, 2010 and 2011, and as of September 30, 2012:

	As of December 31,			As of September 30,
	2009(1)	2010	2011	2012

Business Functional Area:
Sales and Marketing	91	188	245	277
Research and Development	70	205	283	325
General and Administrative	50	93	135	159
Customer Support	45	102	143	158

Total	256	588	806	919

(1)    Employment data for 2009 presented on a consolidated basis as if the Merger had occurred during July 2009.

Except for any mandatory governmental body that negotiates collective bargaining agreements on behalf of certain sectors in certain jurisdictions, any national or local mandatory collective bargaining agreements to which we and/or our local subsidiaries would be a mandatory party under applicable national or local law, and except for employees having private memberships in labor organizations or unions, none of our employees is represented by a labor organization or is party to any collective bargaining agreements. To date, we have never experienced any work stoppage or other material disruptions to our operations arising from labor disputes with our employees and we believe that our relations with our employees are good.

Facilities

As of September 30, 2012, we have 20 offices in nine countries and lease more than 174,000 square feet of space. Our registered office is located at 7A rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg, with certain operating functions being carried out in Stuttgart and Göppingen in Germany; San Gwann, Malta; Dundee, Edinburgh, Marlow and Staines in the United Kingdom; Florida, California and North Carolina in the United States; Vienna, Austria; Manila, the Philippines; Yerevan, Armenia; and Adelaide, Australia. Our leases expire at various times during the current and coming years. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

Legal proceedings

We are from time to time subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on our consolidated financial statements.

Corporate information

Our principal executive offices are located at 7A, rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg. Our telephone number is +352 2786-0231. The address of our website is http://www.gfi.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

All of our operations are conducted through various subsidiaries, which are organized and operated according to the laws of their country of incorporation.

The registrant was incorporated as a limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg in June 2009 and was transformed into a Luxembourg joint stock company (société anonyme) on October 24, 2012, becoming GFI Software S.A. as part of the corporate reorganization described under "Corporate reorganization" elsewhere in this prospectus.

Management

Executive officers and directors

The following table sets forth certain information about the persons we expect will serve as our directors and executive officers upon completion of this offering. The business address of each of our directors and executive officers is our registered office at 7A, rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

Name	Age	Position

Walter Scott	45	Chief Executive Officer and Director
Paul Goodridge	47	Chief Financial Officer and Director
Pierre-Michel Kronenberg	51	Chief Technology Officer
Ingo Bednarz	35	General Counsel, Secretary and Director
Holger Felgner	41	General Manager, Collaboration and Director
Phil Bousfield	52	General Manager, IT Infrastructure
Alistair Forbes	52	General Manager, GFI MAX
Jeffrey Horing(1)	48	Non-Executive Director
Robert P. Goodman(1)(2)	52	Non-Executive Director
Michael Triplett(2)	39	Non-Executive Director
Derek Zissman(3)	68	Non-Executive Director
William Thomas(2)(3)	52	Non-Executive Director
Paul Walker(1)(3)	55	Non-Executive Director

(1)    Member of the Nominating and Corporate Governance Committee

(2)    Member of the Compensation Committee

(3)    Member of the Audit Committee.

Executive officers

Walter Scott has served as our Chief Executive Officer and on our Board since the Merger and, prior to that, as Chief Executive Officer of GFI Acquisition and its subsidiaries since October 2008. From September 2005 to September 2008 Mr. Scott served as the Chief Executive Officer of Acronis, Inc., a provider of scalable storage management and disaster recovery software. From January 2004 to May 2005 he served as the Chief Executive Officer of Imceda Software and, after the sale of Imceda to Quest Software, as Senior Director of Product Management during the transition process. Mr. Scott also has worked for Embarcadero Technologies, BMC Software and Banyan Systems, holding various sales and marketing roles during his tenure at each company. Mr. Scott holds a B.A. in Marketing and an M.B.A. from the University of Maine.

Paul Goodridge has served as our Chief Financial Officer since June 2012 and on our Board since July 2011. Mr. Goodridge has over 20 years of senior financial management experience, predominantly in the technology sector, and is qualified as a chartered accountant with the Institute of Chartered Accountants of England and Wales. From October 2010 until October 2011, Mr. Goodridge served as Chief Financial Officer of Sepura PLC, a producer of digital radio products, and prior to that he was Chief Financial Officer of two technology start-up companies: Light Blue Optics, from June 2009 to October 2010, and Moneybookers Group, from June 2008 to December 2008. From January 2002 to June 2008, Mr. Goodridge was Chief Financial Officer of CSR PLC, a wireless technology company based in the United Kingdom, assisting CSR in its 2004 initial public offering on the London Stock Exchange. Mr. Goodridge holds a B.A. in Philosophy and Psychology (Joint Honours) from Durham University.

Pierre-Michel Kronenberg has served as our Chief Technology Officer since January 2012. Prior to joining the Company, Mr. Kronenberg served as Chief Technology Officer at Webroot, PC Tools/Symantec, and Kroll/Ontrack and has also been the founder of several startup companies. Mr. Kronenberg speaks English, French and German, and pursued a Ph.D. (ABD) and holds a master's degree from the University of Wisconsin, Madison, and a master's degree from the Swiss Federal Institute of Technology in Lausanne, Switzerland.

Ingo Bednarz has served as our General Counsel and Secretary since July 2011 and on Our Board since November 2012. Prior to joining us, Mr. Bednarz was an associate in the Frankfurt office of the international law firm Willkie Farr & Gallagher LLP, where he focused on corporate law matters, and prior to that Mr. Bednarz was a corporate law associate with Clifford Chance LLP in that firm's Frankfurt, Germany office. Mr. Bednarz obtained an LL.M. from Golden Gate University in 2006 and successfully completed the Second State Examination at the Higher Court of Saarbrücken in 2004 and the First State Examination at the University of Saarland in 2002. Mr. Bednarz is a German licensed lawyer (Rechtsanwalt).

Holger Felgner has served as General Manager of our TeamViewer business and on our Board since the Merger. Prior to his appointment as General Manager, Mr. Felgner was Chief Operating Officer of TeamViewer GmbH. Between 2002 and 2006, Mr. Felgner worked at Rossmanith GmbH, a company providing solutions for quality assurance and ISO 9001 certifications, where he held various sales and development roles before becoming Chief Operating Officer. He started his career in sales for Zeta Software GmbH. Mr. Felgner has a Diploma in Industrial Engineering from Stuttgart Media University.

Phil Bousfield has served as General Manager of our IT Infrastructure business since February 2008, having become a full-time employee in December of 2008. From January 2007 to February 2008, Mr. Bousfield was the Chief Executive Officer of Cintel, Ltd., and from 2004 to January 2007, Mr. Bousfield served as the Chief Executive Officer of Portwise AB. From 1994 to 2004, Mr. Bousfield held multiple roles within VERITAS Software, ending as the Senior Vice President of International Operations. Before that he worked in various software development and commercial roles for Insignia Solutions, Ltd. and Computervision, Inc. Mr. Bousfield holds a B.S. in Chemical Engineering from the University of Aston in Birmingham.

Alistair Forbes has served as General Manager of our GFI MAX business since July 2010. From July 2009 until July 2010, Mr. Forbes was the Chief Technology Officer of GFI MAX Limited (formerly known as HoundDog Technology Limited, or "HoundDog"), a position to which he was appointed upon our acquisition of HoundDog in July 2009. Mr. Forbes co-founded HoundDog in 2004 and served as its Chief Technology Officer prior to its acquisition by the Company. Between 2005 and 2009, Mr. Forbes also held the post of Technical Director at Intuitus Limited, the United Kingdom's leading specialist IT due diligence provider. Prior to 2004, Mr. Forbes worked as the General Manager of ADAS Internet Solutions, a technology solutions provider for the environmental and land use sectors in the United Kingdom, and held various senior technology roles at Sandoz Pharmaceuticals and Scottish and Southern Energy. Mr. Forbes holds a B.Sc. from the University of Aberdeen and a Ph.D. from the University of Newcastle Upon Tyne.

Directors

Jeffrey L. Horing has served on our Board since July 2009 and on the board of directors of GFI Acquisition from May 2005 until that company was merged out of existence in connection with the Merger. Mr. Horing is a Managing Director and co-founder of Insight Venture Partners, a private equity and venture capital firm he co-founded in 1995. Prior to founding Insight Venture Partners, Mr. Horing held various positions at Warburg Pincus LLC and Goldman, Sachs & Co. Mr. Horing received a B.S. in Engineering from the University of Pennsylvania's Moore School of Engineering, a B.S. in economics from the Wharton School and an M.B.A. from the Massachusetts Institute of Technology Sloan School of Management. He also serves on the boards of directors of a number of private companies.

Robert P. Goodman has served on our Board since November 2009. Mr. Goodman has been a partner with Bessemer Venture Partners since joining it in 1998. Mr. Goodman is a founding partner of Bessemer Venture Partners' New York office, focusing on investments in software, communications and healthcare information technology. Prior to joining Bessemer Venture Partners, Mr. Goodman founded two telecommunications enterprises: Celcore, a wireless-equipment company that was acquired by Alcatel in 1997, and Boatphone, a group of cellular operating companies that focus on the Caribbean market. Mr. Goodman holds a B.A. from Brown University and an M.B.A. from Columbia University. He also serves on the boards of directors of a number of public and private companies.

Michael Triplett has served on our Board since the Merger and previously served on the board of directors of GFI Acquisition from May 2005 until that company was merged out of existence in connection with the Merger. Mr. Triplett is a Managing Director at Insight Venture Partners. Prior to joining Insight Venture Partners in 1998, Mr. Triplett was an investment professional at Summit Partners, where he focused on investments in infrastructure and enterprise application software companies. Before joining Summit, Mr. Triplett worked as a financial analyst at Morgan Stanley & Co. and at Midland Data Systems. Mr. Triplett holds a B.A. in Economics from Dartmouth College, where he graduated with cum laude honors.

Derek Zissman has served on our Board since July 2012. From 1976 until March 2008, Mr. Zissman was a partner with KPMG LLP, the international audit, tax and advisory services firm. Mr. Zissman founded that firm's private equity groups in the United Kingdom and United States and served as Vice Chairman of KPMG UK from 2004 until his retirement in 2008. Mr. Zissman is currently a member of the advisory committee of Barclays Wealth, a U.K.-based wealth manager that is part of the Barclays Group, chairman of Seymour Pierce Limited, a London-based investment bank and stockbroker, and a non-executive director of The 600 Group PLC, a U.K.-based engineering firm listed on the London Stock Exchange. Mr. Zissman is also a member of the board of directors of a number of private companies. Mr. Zissman is qualified in the United Kingdom as a chartered accountant and is a fellow of the Institute of Chartered Accountants in England and Wales.

William Thomas has served on our Board since July 2011. Until 2009, Mr. Thomas was Senior Vice President and General Manager at Hewlett Packard Enterprise Services in London, where he led the effort to integrate Electronic Data Systems (EDS) and Hewlett Packard in Europe after Hewlett Packard acquired EDS in 2008. Prior to the acquisition of EDS by Hewlett Packard, Mr. Thomas was Executive Vice President for Europe, the Middle East and Africa at EDS, serving as a corporate officer and member of the executive committee. Mr. Thomas holds several degrees, including an honorary D.Sc. from London City University, an M.B.A. from Cranfield School of Management, an M.Sc. in Digital Systems from Brunel University and a B.Sc. in Mathematics from Leeds University.

Paul Walker has served on our Board since July 2011. From 1994 until 2010, Mr. Walker was Chief Executive Officer of Sage Group PLC, or "Sage," which provides software solutions for small- and medium-sized enterprises. Prior to being promoted to Chief Executive Officer of Sage, Mr. Walker served in various finance capacities after joining that company in 1984. Before his tenure at Sage, Mr. Walker held a trainee position at Ernst & Young, where he qualified as a chartered accountant. Mr. Walker currently serves as Chairman of European Directories, a pan-European local search and lead generation company. Since 2002, he has also been Non-Executive Chairman of Perform Group, a digital media company. Mr. Walker also functions as a Non-Executive Director of both Experian PLC and Diageo PLC, and has held board positions at other private companies in the past. Mr. Walker received a B.A. in Economics from York University and has qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales.

Board of directors and committees

Composition of the board of directors

We currently have 10 directors, all of whom were elected as directors under the terms of our shareholders agreement and our articles of association. Our shareholders agreement will terminate upon the closing of this offering. Upon the termination of our shareholders agreement, there will be no further contractual obligations with shareholders or others regarding the election of the members of our Board.

Pursuant to our articles of association, the board of directors must be composed of a minimum of three directors and a maximum of fifteen directors, each elected by our shareholders at their general meeting. See "Description of share capital—Board of directors" for a discussion of the provisions in our articles of association relating to the nomination and election of our board of directors.

Committees of the Board

Our Board currently has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates in accordance with written charters. In connection with this offering, our Board will adopt revised charters, and each of these committees will have the composition and responsibilities described below.

Audit committee.    Our audit committee will oversee a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements. Our audit committee will assist our Board in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditor's qualifications and independence, and the performance of our internal audit function and independent auditors; assume responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such accounting firm; and provide a medium for consideration of matters relating to any audit issues.

Upon the completion of this offering, our audit committee will consist of Derek Zissman (Chair), Paul Walker and William Thomas. Mr. Zissman was appointed to our Board on July 25, 2012 to fill the vacancy created when Mr. Goodridge, our former audit committee chairman, became our Chief Financial Officer in June 2012. We believe that the composition of our audit committee upon the completion of this offering will comply with the applicable rules of the SEC and the NYSE, and satisfy the financial sophistication requirements of the NYSE. We have undertaken a review of the independence and qualification of each director, and have determined that Derek Zissman, Paul Walker and William Thomas are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and the rules of the NYSE, and Derek Zissman and Paul Walker each qualify as an "audit committee financial expert," as defined in Item 16A of Form 20-F and as determined by our Board.

Our Board will adopt a revised written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation committee.    The compensation committee will review and recommend policies relating to compensation for and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. Our compensation committee will have sole discretion concerning the administration of our share option plans, including the selection of individuals to receive awards and the time at which awards will be granted. Upon the completion of this offering, our compensation committee will consist of Michael Triplett (Chair), Robert P. Goodman and William Thomas.

Our Board will adopt a revised written charter for the compensation committee that will be available on our website upon the completion of this offering.

Nominating and corporate governance committee.    The nominating and corporate governance committee will oversee and assist our Board in identifying, reviewing and recommending nominees for election as directors, evaluate our Board and our management, develop, review and recommend corporate governance guidelines and a corporate code of business conduct and ethics, and generally advise our Board on corporate governance and related matters. Upon the completion of this offering, our nominating and corporate governance committee will consist of Paul Walker (Chair), Jeffrey Horing and Robert P. Goodman.

Our Board will adopt a revised written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering.

Our Board may from time to time establish other committees.

Compensation of directors and executive officers

In 2011, we paid each of Messrs. Thomas, Walker and Goodridge both cash and equity-based compensation for each individual's service on our Board. We entered into offer letters with each of Messrs. Thomas, Walker and Goodridge that detailed an annual retainer of $75,000 to be paid by the Company to each individual for such individual's service as a member of our Board. In addition, under the terms of the GFI Software S.à r.l. Amended and Restated Share Option Plan, or the "2011 Plan," which is discussed in further detail below, we granted each of Messrs. Thomas, Walker and Goodridge options to purchase 8,333 shares of the Company.

As of December 31, 2011, the Company paid each of Messrs. Thomas and Goodridge £11,666.25 ($18,191) and Mr. Walker $18,750 in cash compensation, which is the pro rata amount associated with each individual's annual retainer fee as calculated on the basis of each individual's designated start date with the Company. On January 1, 2012, the Company increased Mr. Goodridge's annual retainer fee to $100,000 as compensation for his service as audit committee chairman. In June 2012, Mr. Goodridge was appointed as the Company's Chief Financial Officer and was replaced as audit committee chairman by Mr. Zissman.

We have no service contracts with the members of our Board that provide for benefits upon termination of service.

For executive officers, compensation for 2011 consisted generally of base salary, a cash incentive bonus, and employee benefits that are generally provided to employees. The cash incentive bonus component of compensation was determined in part on a discretionary basis, in recognition of achieving individual and Company performance objectives, and in part pursuant to our Executive Bonus Plan, as described below.

The aggregate amount of compensation, including share-based compensation, paid in respect of 2011 to all directors and executive officers as a group was approximately $8,230,302. The aggregate amount of share-

based compensation represents the compensation expense recognized in the Company's consolidated income statement for the year ended December 31, 2011.

In addition, in connection with and following the adoption of the 2011 Plan, which is described in more detail below, executive officers and other employees were granted an aggregate of 2,733,511 share options, all at an exercise price equal to $12.84 (disregarding share options that were subsequently forfeited upon a termination of employment). Since the adoption of the 2011 Plan, in 2011, an additional 1,158,630 share options were granted at an exercise price equal to $16.11 and an additional 215,320 share options were granted at an exercise price equal to $16.98, and in 2012, an additional 233,327 share options were granted at an exercise price equal to $17.34, an additional 191,663 options were granted at an exercise price equal to $30.00, an additional 370,000 options were granted at an exercise price of $25.17, and an additional 149,995 options were granted at an exercise price of $20.49 (disregarding, in each case, share options that were subsequently forfeited upon a termination of employment). All of these options are subject to vesting conditions that require the employee's continued service with the Company, subject in certain cases to either partial or full acceleration of vesting in connection with certain events, including a change in control. Specific details regarding the options granted to our executive officers are set forth below.

U.S.-based executive officers are eligible, as are non-executive officers, to participate in the Company's 401(k) plan and receive a Company match. The Company match is 25% of the first 6% (or 1.5%) of an employee's eligible compensation contributed to the plan. The aggregate Company match amount provided to U.S.-based executives in 2011 was $2,925.02. No other pension, retirement, deferred compensation, or similar benefits have been set aside or accrued for our directors or executive officers.

Executive bonuses

We pay cash bonuses to our executive officers pursuant to our Executive Bonus Plan based on a target bonus amount established for each executive officer and the achievement of both Company and individual performance objectives, which have historically been determined by our Chief Executive Officer and reviewed and approved by our Board (other than with respect to himself, whose performance objectives are established by our Board). In 2011, the Company objectives under our Executive Bonus Plan were the achievement of quarterly Billings and Adjusted EBITDA targets recommended to our Board by our Chief Executive Officer and our Vice President of Finance. Executives were paid 100% of their target bonus for meeting or exceeding their quarterly Billings and Adjusted EBITDA targets. Additional bonus payments could be approved at the discretion of the compensation committee.

The table below shows the annual target bonuses approved for our executive officers for 2011 and the actual amounts paid under the Executive Bonus Plan:

Executive officer	2011 Target bonus	2011 Actual bonus

Walter Scott	$400,000	$454,000
Daniel Kossmann(1)	$133,516	$135,000
Ingo Bednarz(2)	$15,792	$15,779
Pierre-Michel Kronenberg(3)	—	—
Phil Bousfield(4)	$104,260	$110,836
Alistair Forbes(4)	$104,260	$104,661
Holger Felgner	$55,680	$111,360

(1)    Mr. Kossmann was hired during 2011; therefore, his 2011 target bonus under the Executive Bonus Plan was prorated. His annualized target bonus was $180,000. Effective June 30, 2012, Mr. Kossmann resigned from his position as Chief Financial Officer of the Company.

(2)    Mr. Bednarz was hired during 2011; therefore, his 2011 target bonus under the Executive Bonus Plan was prorated. His annualized target bonus was $34,800.

(3)    Mr. Kronenberg was not employed by the Company during 2011; therefore, he was not eligible to participate in the Executive Bonus Plan for 2011.

(4)   The bonus amounts for Messrs. Bousfield and Forbes were denominated in pounds sterling and have been converted into dollars using an exchange rate of $1.604:£1, which was the average of the average quarterly conversion rates for pounds sterling to dollars for 2011, and the bonus amounts for Messrs. Felgner and Bednarz were denominated in euros and have been converted into dollars using an exchange rate of $1.392:€1, which was the average of the average quarterly conversion rates for euros to dollars for 2011. The conversion rates were obtained from www.oanda.com.

Employment agreements

We have entered into employment agreements or offer letters with all of our executive officers under which our executive officers are employed on an at-will basis for an unspecified term. Such agreements specify the executive officer's position, responsibilities, and certain compensation terms. Either party may generally terminate the executive's employment at any time for any reason, with or without cause, in certain cases subject to a minimum notice period or a limited period of severance benefits upon a termination without cause or by the employee for "good reason."

Equity incentive plans

The Company maintains one share option plan pursuant to which we may grant share options to our employees, directors, officers, and prospective employees. In addition, GFI Software Holdings Ltd., or "GFI Holdings," a shareholder of the Company and the entity through which the former shareholders of GFI Acquisition hold equity in the Company prior to its anticipated dissolution in connection with this offering, also maintains equity incentive plans pursuant to which certain of our employees, directors, and officers hold equity incentive grants.

GFI Software S.à r.l. amended and restated share option plan

In 2011, we adopted the 2011 Plan, which provides for the grant of share options to our employees, directors, officers, consultants and prospective employees. The 2011 Plan currently authorizes 12,450,000 of our class A common shares for issuance, which may consist of newly issued shares or previously issued shares temporarily held and reacquired by us on the open market or by private purchase. Shares subject to awards that expired or were cancelled, forfeited, settled in cash or otherwise terminated without a delivery to the participant of the full number of shares to which the award related will again be available for future awards under the 2011 Plan. Options and the total number of shares available for issuance pursuant to options granted under the 2011 Plan may be subject to adjustment in the event of any reorganization, share split, reverse share split, recapitalization, merger, consolidation, combination, exchange, share dividend, extraordinary dividend, any change in applicable laws or circumstances that results in or could result in substantial dilution or enlargement of participant rights in the 2011 Plan or any other similar change in our corporate structure or shares.

Our Board administers the 2011 Plan and has the general authority to, among other things, select the individuals for participation, grant awards, determine the type, number of shares subject to, and other terms and conditions of, and all matters relating to awards, including vesting terms, and construe and interpret the 2011 Plan and awards. The 2011 Plan may be terminated, suspended, or amended at any time by our Board, provided that the rights of option holders may not be impaired by an amendment without the holder's consent and, following an initial public offering, the Board must receive shareholder approval of any amendment for which such approval is required by the national securities exchange on which our shares are listed. The Board may approve the repricing of any awards at any time without shareholder approval. Absent an earlier termination by the Board, the 2011 Plan will expire on the day before the tenth anniversary of its effective date.

The following table sets forth, as of the date of this prospectus, the options that have been granted (at no cost) and are outstanding among the members of our Board and our executive officers under the 2011 Plan:

Name	Class A common shares underlying outstanding options	Exercise price (US$/Share)	Expiration date

Board Members:
William Thomas	*	$16.98	8/25/2021
		$20.49	9/13/2021
Paul Walker	*	$16.98	8/25/2021
		$20.49	9/12/2021
Derek Zissman	*	$20.49	9/12/2021
Jeffrey Horing	*	$20.49	9/12/2021
Robert P. Goodman	*	$20.49	9/12/2021
Michael Triplett	*	$20.49	9/12/2021
Board Members as a Group	66,664
Executive Officers:
Walter Scott	822,698	$12.84	3/14/2021
	133,333	$30.00	5/22/2022
Paul Goodridge	*	$16.98	8/25/2021	(1)
	*	$25.17	6/29/2022
Ingo Bednarz	*	$16.11	7/15/2021
	*	$30.00	5/22/2022
Pierre-Michel Kronenberg	*	$17.34	2/7/2022
Phil Bousfield	*	$12.84	3/14/2021
Alistair Forbes	*	$12.84	3/14/2021
Holger Felgner	*	$12.84	3/14/2021
Executive Officers as a Group	1,975,038

*      Upon the exercise of all options, including options to purchase shares of GFI Holdings, as described below, the Board member or executive officer would beneficially own less than 1% of the total number of outstanding shares of the Company.

(1)    Mr. Goodridge received this grant of options as compensation for serving as a non-executive director of the Company in 2011.

In 2011, the Company granted Daniel Kossmann options to purchase shares of the Company that, in the aggregate, represented less than one percent of the total number of outstanding shares of the Company, the unvested portion of which was forfeited upon Mr. Kossmann's resignation as Chief Financial Officer of the Company effective June 30, 2012. Mr. Kossmann's vested options, a portion of which were granted at an exercise price of $16.11 and a portion of which were granted at an exercise price of $16.98, expire after specified periods following his resignation date, with the longest of such periods ending on June 30, 2013.

For a further discussion of how we determined the exercise price for options granted under the 2011 Plan, see "Operating and financial review and prospects—Critical accounting policies and estimates—Share-based compensation—Valuations under the 2011 Plan" above.

GFI Software S.A. 2012 Share Incentive Plan

In connection with this offering, our Board has adopted, and it is anticipated our shareholders will approve, the GFI Software S.A. 2012 Share Incentive Plan, or the "2012 Plan." The 2012 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights, and other share-based awards to certain key employees, directors, officers, consultants and prospective employees of the Company and its affiliates. The 2012 Plan reserves 3,000,000 common shares for issuance, which reserve will be increased: (i) on the date of each annual meeting of the Company's shareholders by a number of common shares equal to the lower of (A) such number of common shares representing 2% of the Company's outstanding common shares on the date of such increase, reduced by the number of common shares then available for issuance under the 2012 Plan, and (B) such number of common shares determined by the Board; plus (ii) to the extent that an award outstanding under the 2011 Plan as of the effective date of this offering expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the participant of the full number of common shares to which the award related, by the number of common shares that are undelivered. Common shares delivered under the 2012 Plan may consist of newly issued common shares or previously issued common shares reacquired by the Company on the open market or by private purchase. Common shares subject to awards that expire or are canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the participant of the full number of common shares to which the award relates will again be available for future awards under the 2012 Plan. Awards and the total number of common shares available for issuance pursuant to awards under the 2012 Plan may be subject to adjustment in the event of any reorganization, share split, reverse share split, recapitalization, merger, consolidation, combination, exchange, share dividend, extraordinary cash dividend, or any change in applicable laws or circumstances that results in or could result in any substantial dilution or enlargement of the rights intended to be granted to, or available for, participants in the 2012 Plan.

The Board, or a committee appointed by the Board, will administer the 2012 Plan and will have the general authority to, among other things, select the individuals for participation, grant awards, determine the number of common shares subject to, and other terms and conditions of, and all matters relating to awards, including vesting terms, and construe and interpret the 2012 Plan and awards. The 2012 Plan may be terminated, suspended, or amended at any time by the Board, or a committee appointed by the Board, provided that the rights of a participant may not be impaired by an amendment without the participant's consent and, following this offering, the Company must receive shareholder approval of any amendment for which such approval is required by applicable law or the applicable rules of the national securities exchange on which the Company's shares are listed. The repricing of any awards is authorized at any time without shareholder approval, unless approval is required by applicable law or the applicable rules of the national securities exchange on which the Company's stock is listed. Absent an earlier termination by the Board, the 2012 Plan will expire on the day before the tenth anniversary of its effective date, but any outstanding awards will remain in effect until the underlying shares are delivered or the award lapses in accordance with its terms.

No awards have been granted under the 2012 Plan.

GFI Software Holdings Ltd. Stock Incentive Plan

GFI Holdings is a British Virgin Islands business company and a direct shareholder of the Company. GFI Holdings maintains the Stock Incentive Plan, or the "2006 Plan," which provides for the grant of stock options, restricted stock, and other stock-based awards to employees, directors, officers, consultants and prospective employees of GFI Holdings and its affiliates. The 2006 Plan reserved 1,495,540 shares of the common stock of GFI Holdings for issuance, which may consist of authorized and unissued shares or previously issued shares reacquired by GFI Holdings on the open market or by private purchase. Awards and the total number of shares available for issuance pursuant to awards under the 2006 Plan may be subject to adjustment in the event of any reorganization, share split, reverse share split, recapitalization, merger, consolidation, combination, exchange, share dividend, any change in applicable laws or circumstances that results or could result in substantial dilution or enlargement of participant rights in the 2006 Plan or any other similar change in the corporate structure or shares of GFI Holdings.

The board of directors of GFI Holdings administers the 2006 Plan and terminated the 2006 Plan in connection with the adoption of the 2009 Stock Incentive Plan (as described below), although awards outstanding under the 2006 Plan at the time of termination continue to remain outstanding until they are either settled, forfeited, or otherwise expire in accordance with their terms.

No member of our Board or executive officer holds outstanding awards under the 2006 Plan.

GFI Software Holdings Ltd. 2009 Stock Incentive Plan

GFI Holdings also maintains its 2009 Stock Incentive Plan, or the "2009 Plan," which provides for the grant of stock options, restricted stock, and other stock-based awards to employees, directors, officers, consultants and prospective employees of GFI Holdings and its affiliates. The 2009 Plan reserves 10,721,806 shares of common stock of GFI Holdings for issuance, which reserve is subject to automatic increase by the number of shares of stock that would have returned to the share reserve under the 2006 Plan as a result of the expiration, cancellation, forfeiture, or other termination of any awards under the 2006 Plan, but for the termination of the 2006 Plan. Shares reserved under the 2009 Plan may consist of authorized and unissued shares or previously issued shares reacquired by GFI Holdings on the open market or by private purchase. Shares subject to awards that expired or were canceled, forfeited, or otherwise terminated without a delivery to the participant of the full number of shares to which the award related will again be available for future awards under the 2009 Plan. Awards and the total number of shares available for issuance pursuant to awards under the 2009 Plan may be subject to adjustment in the event of any reorganization, share split, reverse share split, recapitalization, merger, consolidation, combination, exchange, share dividend, extraordinary dividend, any change in applicable laws or any other similar change in the corporate structure or shares of GFI Holdings.

The board of directors of GFI Holdings administers the 2009 Plan and has the general authority to, among other things, select the individuals for participation, grant awards, determine the number of shares subject to, and other terms and conditions of, and all matters relating to, awards, including vesting terms, and construe and interpret the 2009 Plan and awards. The 2009 Plan may be terminated, suspended, or amended at any time by the board of directors of GFI Holdings, provided that the rights of a participant may not be impaired by an amendment without the participant's consent and following an initial public offering, the board of directors of GFI Holdings must receive stockholder approval of any amendment for which such approval is required by the national securities exchange on which GFI Holdings stock is listed. The board of directors of GFI Holdings may approve the repricing of any awards at any time without shareholder approval. Absent an earlier termination by the board of directors of GFI Holdings, the 2009 Plan will expire on the day before the tenth anniversary of its effective date.

The following table sets forth, as of the date of this prospectus, the options that have been granted (at no cost) and are outstanding among our executive officers under the 2009 Plan:

Executive officer	Shares of GFI Holdings common stock underlying outstanding options	Exercise price (US$/share)	Expiration date

Walter Scott	64,105	$1.29	3/1/2021
Paul Goodridge	—	—	—
Ingo Bednarz	—	—	—
Pierre-Michel Kronenberg	—	—	—
Phil Bousfield	*	$1.29	3/1/2021
Alistair Forbes	*	$1.29	3/1/2021
Holger Felgner	—	—	—
Executive Officers as a Group	1,183,510

*      Upon the exercise of all options, including options to purchase class A common shares of the Company, as described above, the executive officer would beneficially own less than 1% of the total number of outstanding shares of the Company.

No non-executive member of our Board holds outstanding awards under the 2009 Plan. For a further discussion of how we determined the exercise price for options granted under the 2009 Plan, see "Operating and financial review and prospects—Critical accounting policies and estimates—Share-based compensation—Valuations under the GFI Holdings Plans" above.

In connection with this offering, it is anticipated that GFI Holdings will enter into a plan of liquidation and that the shareholding of GFI Holdings will be collapsed into the Company, with holders of awards under the 2006 Plan and the 2009 Plan receiving common shares of the Company. For a further discussion of the collapse of the GFI Holdings shareholding into the Company, see "Related party transactions—GFI Software Holdings Ltd." below.

Limitation on liability and indemnification matters

Under Luxembourg law, indemnification provisions may be included in the articles of association. Our articles of association provide that we shall indemnify any of our directors or officers against all liability and against all expenses reasonably incurred or paid by such director or officer in connection with any action, suit or proceeding which such director or officer becomes involved in as a party or otherwise by virtue of such director or officer being or having been a director or officer of the Company, subject to certain limitations. Prior to this offering, we have entered into indemnification agreements with each member of our Board and our executive officers. We anticipate that these indemnification agreements will remain in effect upon the completion of this offering.

At present, there is no pending litigation or proceeding involving any Board member, officer, employee or agent where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Related party transactions

Transactions

Merger between GFI Acquisition Company Ltd. and the registrant

GFI Acquisition was formed in May 2005 at the direction of certain investment funds affiliated with Insight, following which GFI Acquisition acquired a controlling interest in Gee FI Holdings Limited and its subsidiaries, including GFI Software LTD.

TeamViewer Holdings Ltd., or "TeamViewer Holdings," was formed in June 2009 at the direction of certain other investment funds affiliated with Insight, following which, through a series of transactions, TeamViewer Holdings acquired a controlling interest in the registrant and the registrant became the parent holding company of TeamViewer GmbH and its affiliates.

In November 2010, pursuant to the terms of a merger plan between the registrant and GFI Acquisition, GFI Acquisition merged with and into the registrant, with the registrant surviving. This transaction completed a series of related transactions resulting in the consolidation of GFI Acquisition and its subsidiaries and the registrant and its subsidiaries under one organizational structure. We refer to these transactions, collectively, as the "Merger." Following the Merger, the registrant is the direct or indirect holder of all of the outstanding shares of the former GFI Acquisition subsidiaries.

GFI Software Holdings Ltd.

GFI Holdings is a British Virgin Islands company that was formed at the direction of Insight in September 2010 prior to and in anticipation of the Merger. Pursuant to a series of transactions under British Virgin Islands law, the shareholders of GFI Acquisition became shareholders of GFI Holdings, GFI Acquisition became a wholly owned subsidiary of GFI Holdings, and GFI Holdings assumed each of the equity incentive plans of GFI Acquisition. Thereafter, upon completion of the Merger, GFI Holdings became a direct shareholder of the registrant.

In connection with this offering, it is anticipated that GFI Holdings will enter into a plan of liquidation under British Virgin Islands law and will distribute to its shareholders on a pro rata basis the common shares of the Company held by GFI Holdings such that the GFI Holdings shareholders will become direct shareholders of the Company. In addition, it is anticipated that all outstanding vested and unvested GFI Holdings stock options granted under GFI Holdings' 2006 Plan and GFI Holdings' 2009 Plan will be cancelled in exchange for a number of Company common shares owned by GFI Holdings equal to the difference between the fair market value of the GFI Holdings shares and the exercise price of the GFI Holdings stock options. It is not expected that the GFI Holdings plan of liquidation and related transactions will have an impact on the financial statements of the registrant.

For a further discussion of the 2006 Plan and 2009 Plan and the awards granted thereunder, see "Management—Equity incentive plans—GFI Software Holdings Ltd. Stock Incentive Plan" and "Management—Equity incentive plans—GFI Software Holdings Ltd. 2009 Stock Incentive Plan" above.

Conversion of class B preferred shares

In October and November 2011, we engaged in a series of transactions with TeamViewer Holdings and its shareholders to eliminate the preference on our then-existing class B preferred shares held exclusively by TeamViewer Holdings to facilitate the conversion of such shares into class A common shares. As a first step, we distributed €105.0 million (approximately $145.0 million) in cash to TeamViewer Holdings, the sole holder of our class B preferred shares at that time. Thereafter, TeamViewer Holdings distributed our class B preferred shares that it held to its shareholders, funds affiliated with Insight, funds affiliated with Bessemer Venture Partners, and funds affiliated with Greenspring Associates, Inc., or "Greenspring," and we proceeded to distribute an additional €9.0 million (approximately $12.2 million) in the aggregate to each of the affiliates of Insight, Bessemer Venture Partners and Greenspring as the direct holders of our then-existing class B preferred shares at such time. Simultaneously, we issued to these shareholders nine convertible subordinated promissory notes in an aggregate principal amount of approximately €13.1 million ($17.7 million), which was the balance of the aggregate preference on the class B preferred shares. We did not receive any cash proceeds from the issuance of these convertible subordinated promissory notes. For a further discussion of the material terms of the convertible subordinated promissory notes held by funds affiliated with each of Insight, Bessemer Venture Partners and Greenspring, see "Operating and financial review and prospects—Indebtedness—2011 Convertible subordinated promissory notes." Finally, in a series of successive transactions which included the repurchase and cancellation of a certain number of our class B preferred shares, we converted the outstanding class B preferred shares held by each of the funds affiliated with Insight, Bessemer Venture Partners and Greenspring into an equivalent number of our class A common shares. See the notes to our financial statements included elsewhere in this prospectus for a discussion of the accounting treatment of the October 2011 and November 2011 transactions.

Agreements with shareholders

Shareholders agreement

In November 2010, in connection with the Merger, we entered into a shareholders agreement with GFI Holdings and TeamViewer Holdings, our direct shareholders at such time. The shareholders agreement sets forth certain arrangements regarding the composition of the Board of the registrant and, among other things, the terms by which our securities may be transferred. The shareholders agreement also contains customary transfer restrictions, rights of first refusal, drag-along rights, tag-along rights, voting obligations and registration rights.

All parties to our shareholders agreement have piggyback registration rights. Under these provisions, if we register any securities for public sale, these shareholders have the right to include all or a portion of their shares in the registration statement, subject to certain exceptions relating to employee benefit plans, mergers and acquisitions and registrations that do not permit secondary sales. The obligations under the shareholders agreement terminate upon the earliest of a qualified public offering, as defined in the shareholders agreement, the date on which the shareholders owning a majority of common shares agree in writing to terminate the agreement and the closing of a merger or sale of the Company.

As we anticipate that this offering will constitute a qualified public offering, we expect that the obligations under the shareholders agreement, including registration rights, will terminate upon completion of this offering.

Registration rights agreement

Prior to this offering, we anticipate that we will enter into a registration rights agreement with Insight, Bessemer Venture Partners, Greenspring and certain other holders of our common shares. Pursuant to this agreement, Insight, Bessemer Venture Partners, Greenspring and certain other holders of our common shares will be entitled to rights with respect to the registration of such common shares under the Securities Act. These shares are referred to as "registrable securities." Subject to certain limitations in the agreement, Insight may require such registration on up to four occasions, beginning six months following the effective date of any registration statement for this offering. If we register any of our common shares either for our own account, for shareholders, or both, the holders of registrable securities will be entitled to include their shares in that registration, subject to, among other things, the ability of the managing underwriter in that transaction to limit the number of common shares in any offering made pursuant thereto.

Agreements with directors and officers

Alter Domus relationship

Bruno Bagnouls and Evelyn Machner, who were members of our Board until November 14, 2012, are employees of Alter Domus, a third-party provider of outsourced corporate administration services to the Company, including Luxembourg domiciliation services, Luxembourg statutory accounting services and Luxembourg resident-director services. The Company has paid $28,230, $63,308 and $224,778 to Alter Domus for such corporate administration services in 2009, 2010 and 2011, respectively.

Indemnification

Prior to this offering, we have entered into indemnification agreements with each member of our Board and each of our executive officers. Under the indemnification agreements, we agree, among other things, to indemnify and hold harmless each member of our Board and each of our executive officers to the fullest extent permitted by law against all expenses and liabilities incurred by reason of such member of the Board or executive officer's becoming, or being threatened to be made, a party to any action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought by or in the right of the Company or otherwise and whether civil, criminal, administrative or investigative. We anticipate that these indemnification agreements will remain in effect upon the completion of this offering.

Our articles of association also require us to indemnify our directors and officers to the fullest extent permitted by applicable law. See "Management—Limitations on liability and indemnification matters."

Principal shareholders

The following table presents information regarding the beneficial ownership of our common shares as of November 19, 2012 on an actual basis and as adjusted to reflect the sale of common shares by us pursuant to this offering, by:

•
each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our outstanding common shares;

•
each member of our senior management named herein;

•
each member of our Board; and

•
all members of our Board and members of our senior management as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, these rules include common shares issuable pursuant to the exercise of stock options or warrants or conversion of convertible securities that are either immediately exercisable or convertible, or exercisable or convertible within 60 days. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of beneficial ownership set forth in the following table is based upon 36,885,288 common shares outstanding as of November 19, 2012 and 1,477,668 common shares issuable upon the exercise of share options that are immediately exercisable or exercisable by January 18, 2013 (60 days after November 19, 2012). In addition, the beneficial ownership set forth in the following table assumes the liquidation of GFI Holdings, including (i) the exercise for cash of all outstanding vested and unvested GFI Holdings stock options, and (ii) a distribution of the common shares of the Company held by GFI Holdings to its stockholders and option holders. See "Related party transactions—GFI Software Holdings Ltd." for a further description of the liquidation of GFI Holdings in connection with this offering.

Unless otherwise indicated, the address for each listed shareholder is c/o 7A Rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons or entities named in the table have sole voting power and investment power with respect to all common shares shown as beneficially owned by them.

	Beneficial ownership prior to the offering		Beneficial ownership after the offering	Beneficial ownership after the offering if underwriters' option is exercised in full
Name and address of beneficial owner	Shares	Percentage	Percentage	Percentage

5% shareholders
Entities affiliated with Insight Venture Partners(1)	27,312,668	74.05%	[***]	[***]
Entities affiliated with Bessemer Venture Partners(2)	4,489,773	12.17%	[***]	[***]
Directors and senior management
Jeffrey Horing(1)	27,312,668	74.05%	[***]	[***]
Michael Triplett(3)	—	—	[***]	[***]
Robert P. Goodman(2)	4,489,773	12.17%	[***]	[***]
William Thomas	2,083	*	[***]	[***]
Derek Zissman	—	—	[***]	[***]
Paul Walker	2,083	*	[***]	[***]
Walter Scott(4)	1,701,682	4.55%	[***]	[***]
Paul Goodridge	2,083	*	[***]	[***]
Pierre-Michel Kronenberg	—	—	[***]	[***]
Ingo Bednarz	12,500	*	[***]	[***]
Holger Felgner	150,735	*	[***]	[***]
Phil Bousfield	151,058	*	[***]	[***]
Alistair Forbes	201,609	*	[***]	[***]
All directors and senior management as a group (15 persons)	34,026,274	92.19%	[***]	[***]

*      Represents beneficial ownership or holdings of less than 1% of the outstanding shares.

(1)    Consists of (i) 2,963,668 common shares held by Insight Venture Partners IV, L.P., (ii) 396,238 common shares held by Insight Venture Partners (Cayman) IV, L.P., (iii) 365,232 common shares held by Insight Venture Partners IV (Co-Investors), L.P., (iv) 23,519 common shares held by Insight Venture Partners IV (Fund B), L.P. (together with Insight Venture Partners IV, L.P., Insight Venture Partners (Cayman) IV, L.P. and Insight Venture Partners IV (Co-Investors), L.P., the "Insight Venture Fund IV Funds"), (v) 2,753,150 common shares held by Insight Venture Partners V, L.P., (vi) 833,613 common shares held by Insight Venture Partners (Cayman) V, L.P., (vii) 161,894 common shares held by Insight Venture Partners V (Employee Co-Investors), L.P. (together with Insight Venture Partners V, L.P. and Insight Venture Partners (Cayman) V, L.P., the "Insight Venture Fund V Funds"), (viii) 14,439,962 common shares held by Insight Venture Partners VI, L.P., (ix) 4,536,267 common shares held by Insight Venture Partners (Cayman) VI, L.P. and (x) 839,125 common shares held by Insight Venture Partners VI (Co-Investors), L.P. (together with Insight Venture Partners VI, L.P. and Insight Venture Partners (Cayman) VI, L.P., the "Insight Venture Fund VI Funds" and, the Insight Venture Fund VI Funds together with the Insight Venture Fund IV Funds and the Insight Venture Fund V Funds, the "Insight Venture Funds"). Insight Venture Associates IV, L.L.C., or Insight Associates IV, is the general partner of each of the Insight Venture Fund IV Funds. Insight Venture Associates V, L.L.C., or Insight Associates V, is the general partner of each of the Insight Venture Fund V Funds. Insight Venture Associates VI, L.P., or Insight Associates VI, is the general partner of each of the Insight Venture Fund VI Funds. Insight Holdings Group LLC, or Insight Holdings, is the manager of Insight Associates IV and Insight Associates V and the general partner of Insight Associates VI. Jeffrey Horing, Deven Parekh and Peter Sobiloff are the members of the board of managers of Insight Holdings. Because Messrs. Horing, Parekh and Sobiloff are the members of the board of managers of Insight Holdings, Insight Holdings is the manager of Insight Associates IV and Insight Associates V and the general partner of Insight Associates VI, and Insight Associates IV is the general partner of the Insight Venture Fund IV Funds, Insight Associates V is the general partner of the Insight Venture Fund V Funds and Insight Associates VI is the general partner of the Insight Venture Fund VI Funds, they have voting and dispositive power over these common shares. The foregoing is not an admission by Insight Associates IV, Insight Associates V, Insight Associates VI or Insight Holdings that it is the beneficial owner of the common shares held by the Insight Venture Funds. Each of Messrs. Horing, Parekh and Sobiloff disclaims beneficial ownership of the common shares except to the extent of his pecuniary interest in these entities. Insight Venture Partners' address is 680 Fifth Avenue, 8th Floor, New York, New York 10019.

(2)    Consists of (i) 1,436,727 common shares held by Bessemer Venture Partners VII L.P., (ii) 628,568 common shares held by Bessemer Venture Partners VII Institutional L.P. and (iii) 2,424,478 common shares held by BVP VII Special Opportunity Fund L.P. (collectively, the "BVP Funds"). Deer VII & Co. L.P. is the general partner of the BVP Funds. Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P. J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of Deer VII & Co. Ltd. and share voting and dispositive power over the common shares held by the BVP Funds. These directors disclaim beneficial ownership of the shares held by the BVP Funds, except to the extent of their pecuniary interest in such shares. The address for the BVP Funds entities is 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538. Bessemer Venture Partners' address is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

(3)    Mr. Triplett is a Managing Director of Insight Venture Management, LLC, an entity affiliated with the Insight Venture Funds, but holds no voting or investment power over the shares reflected as beneficially owned by the Insight Venture Funds. See above for more information regarding the Insight Venture Funds.

(4)   282,118 common shares reflected as beneficially owned by Walter Scott are held by WSIII DE LLC, which is beneficially owned by Mr. Scott, and 363,540, 247,231 and 305,386 common shares reflected as beneficially owned by Walter Scott are held by The Walter F. Scott III 2010 GRAT, The Walter F. Scott 2012 GRAT and the Scott Family 2012 Trust, each a trust created by Mr. Scott, for which Mr. Scott is trustee.

The voting rights of our principal shareholders do not differ from the voting rights of other shareholders. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

As of November 19, 2012, seven of our shareholders were resident in the United States and such shareholders held approximately 45.54% of our outstanding common shares as of such date.

Description of share capital

The following is a summary of some of the terms of our common shares, based on our articles of association and the Luxembourg law of August 10, 1915 on commercial companies as amended.

General

GFI Software S.A. is a Luxembourg joint stock company (société anonyme). The registrant's legal name is "GFI Software S.A." The registrant was incorporated in June 2009 as Crystal Indigo S.à r.l., a société à responsabilité limitée, and was transformed into a société anonyme on October 24, 2012.

The registrant is registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B147.127 and has its registered office at 7A Rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

The corporate purpose of the registrant, as stated in article 3 of our articles of association, is the following:

  The Company's primary purpose is the creation, holding, development and realisation of a portfolio, consisting of interests and rights of any kind and of any other form of investment in entities in the Grand Duchy of Luxembourg and in foreign entities, whether such entities exist or are to be created, especially by way of subscription, acquisition by purchase, sale or exchange of securities or rights of any kind whatsoever, such as equity instruments, debt instruments, patents and licenses, as well as the administration and control of such portfolio.

  An additional purpose of the Company is (i) the acquisition by purchase, registration or in any other manner as well as the transfer by sale, exchange or otherwise of intellectual and industrial property rights, (ii) the granting of licenses on such intellectual and industrial property rights, and (iii) the holding and the management of its intellectual and industrial property rights.

  The Company may further grant any form of security for the performance of any obligations of the Company or of any entity in which it holds a direct or indirect interest or right of any kind or in which the Company has invested in any other manner or which forms part of the same group of entities as the Company and lend funds or otherwise assist any entity in which it holds a direct or indirect interest or right of any kind or in which the Company has invested in any other manner or which forms part of the same group of companies as the Company.

  The Company may borrow in any form and may issue any kind of notes, bonds and debentures and generally issue any debt, equity and/or hybrid or other securities of any kind in accordance with Luxembourg law.

  The Company may render administrative, support and accounting services to companies of the group of companies to which it belongs. The Company may carry out any commercial, industrial, financial, real estate, technical, intellectual property or other activities which it may deem useful in accomplishment of these purposes.

Share capital

As of November 19, 2012, our issued share capital is €368,852.88, represented by 36,885,288 common shares with a nominal value of €0.01 each. All issued common shares are fully paid up.

We have an authorized share capital, including the issued share capital, of €20,000,000, consisting of 2,000,000,000 common shares with a nominal value of €0.01 each. Each common share is entitled to the same amount in the event of distributions. Immediately after completion of this offering, the authorized share capital will be €20,000,000.

Our articles of association authorize our board of directors to issue common shares within the limits of the authorized share capital at such times and on such terms as our board of directors may decide during a period of five years from the date of publication of the minutes of the shareholders' meeting approving such authorization in the Luxembourg Official Gazette (Mémorial, C Recueil des Sociétés et Associations), which period may be renewed. Accordingly, our board of directors may issue up to 1,963,114,712 common shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

Our authorized share capital is determined by our articles of association, as amended from time to time, and may be increased or reduced by amending the articles of association by approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders' meeting. Our articles of association do not discriminate against existing or future holders of our shares. Under Luxembourg law, our shareholders have no obligation to provide further capital to the Company.

Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the Board to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by law to the extent the Board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized share capital. Such shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including premium).

Form and transfer of shares

Our common shares are issued in registered form only and are freely transferable under Luxembourg law and our articles of association. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our common shares.

Under Luxembourg law, the ownership of registered shares is established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholder register. Transfers of shares not deposited into securities accounts are effective towards the Company and third parties either through the recording of a declaration of transfer into the register of shares, signed and dated by the transferor and the transferee or their representatives or by the Company, upon notification of the transfer to, or upon the acceptance of the transfer by, the Company. Should the transfer of shares not be recorded accordingly, the shareholder is entitled to enforce his or her rights by initiating the relevant proceedings before the competent courts of Luxembourg.

In addition, our articles of association provide that our common shares may be held through a securities settlement system or a professional depositary of securities. The depositor of common shares held in such manner has the same rights and obligations as if he held the shares directly. Common shares held through a securities settlement system or a professional depositary of securities may be transferred from one account to another in accordance with customary procedures for the transfer of securities in book-entry form. The depositor whose shares are held through such fungible securities accounts shall have the same rights and obligations as if he held the shares directly. However, the Company will make dividend payments (if any) and any other payments in cash, shares or other securities (if any) only to the depositary recorded in the register or in accordance with its instructions.

Issuance of shares

Pursuant to the Luxembourg law of August 10, 1915 on commercial companies as amended, the issuance of common shares requires the amendment of our articles of association by the approval of the requisite majority of the votes at a quorate extraordinary general shareholders' meeting. The general meeting may approve an authorized share capital and authorize the Board to issue common shares up to the maximum amount of such authorized share capital for a maximum period of five years from the date of publication in the Luxembourg Official Gazette (Mémorial, C Recueil des Sociétés et Associations) of the minutes of the relevant general meeting. The general meeting may amend or renew such authorized share capital and such authorization of the Board to issue shares each time for a period not exceeding five years.

We currently have an authorized share capital, including the issued share capital, of €20,000,000 and the Board is authorized to issue up to 1,963,114,712 common shares (subject to stock splits, consolidation of shares or like transactions) with a nominal value of €0.01 per share. Immediately after completion of this offering, the authorized share capital will be €20,000,000.

Our articles provide that no fractional shares shall be issued.

Our common shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our common shares.

Pre-emptive rights

Unless limited, waived or cancelled by our Board in the context of the authorized share capital or by an extraordinary general meeting of shareholders pursuant to the provisions of the articles of association relating to amendments thereof, holders of our common shares have a pro rata preferential subscription right to subscribe for any new shares issued for cash consideration. Our articles provide that preferential subscription rights can be limited, waived or cancelled by our Board for a period of five years in the event of an increase of the issued share capital by the Board within the limits of the authorized share capital.

Repurchase of shares

We cannot subscribe for our own common shares. We may, however, repurchase issued common shares or have another person repurchase issued common shares for our account, subject to the following conditions:

•
the repurchase complies with the principle of equal treatment of all shareholders and the Luxembourg law of May 9, 2006 on market abuse, as amended;

•
prior authorization by a simple majority vote at an ordinary general meeting of shareholders is granted, which authorization sets forth the terms and conditions of the proposed repurchase, including the maximum number of common shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of a repurchase for consideration, the minimum and maximum consideration per share;

•
the repurchase does not reduce our net assets (on a non-consolidated basis) to a level below the aggregate of the issued share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of association; and

•
only fully paid-up shares are repurchased.

No prior authorization by our shareholders is required for the Company to repurchase its own shares if:

•
the Company is in imminent and severe danger, in which case the Board must inform the general meeting of shareholders held subsequent to the repurchase of common shares of the reasons for, and aim of such repurchase, the number and nominal value of the common shares repurchased, the fraction of the share capital such repurchased common shares represented and the consideration paid for such shares; or

•
the common shares are repurchased by the Company or by a person acting for the Company's account in view of a distribution of the common shares to the employees of the Company.

On October 24, 2012, the general meeting of shareholders granted the Board the authorization to repurchase up to 14,986,414 common shares in connection with the administration of the Company's incentive plans. The authorization will be valid for a period ending five years from the date of publication of the minutes of the general meeting of shareholders reflecting such authorization in the Luxembourg Official Gazette or the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the Board is authorized to acquire and sell common shares in the Company under the conditions set forth in Article 49-2 of the Luxembourg law on commercial companies, dated August 10, 1915, as amended from time to time. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force.

The purchase price per common share to be paid shall not be more than $50.00 and shall not be less than $1.00.

Capital reduction

Our articles of association provide that our issued share capital may be reduced, subject to the approval or prior authorization of the requisite majority of the votes at a quorate extraordinary general shareholders' meeting. If the reduction of capital results in the capital being reduced below the legally prescribed minimum, the general meeting of the shareholders must, at the same time, resolve to increase the capital up to the required level.

General meeting of shareholders

Any regularly constituted general meeting of shareholders of the Company represents the entire body of shareholders.

Each of our common shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders and to exercise voting rights, subject to the provisions of Luxembourg law and our articles of association. Each common share entitles the holder to one vote at a general meeting of shareholders. Our articles of association provide that our Board shall adopt as it deems fit all other regulations and rules concerning the attendance to the general meeting.

Our articles of association provide that the Board may determine a date and time preceding the general meeting of shareholders (the "Record Date"), which may not be less than 10 days and more than 60 days before the date of a general meeting. Any shareholder who wishes to attend the general meeting must inform the Company of his intent to so attend by the Record Date, in a manner to be determined by the Board in the notice convening the general meeting of the shareholders. In the case of common shares held through the operator of a securities settlement system or depositary or sub-depositary designated by such depositary, a shareholder wishing to attend a general meeting of shareholders should receive from such operator or depositary or sub-depositary a certificate certifying the number of common shares recorded in the relevant account on the Record Date and that such common shares are blocked until the closing of the general meeting to which it relates. The certificate should be submitted to the Company at its registered address no later than three business days prior to the date of the general meeting. In the event that the shareholder votes through proxies, the proxy has to be deposited at the registered office of the Company at the same time or with any agent of the Company duly authorized to receive such proxies. The board of directors may set a shorter period for the submission of the certificate or the proxy.

A shareholder may participate at any general meeting of shareholders by appointing in writing another person (who need not be a shareholder) as his proxy. Our articles of association provide that our Board may determine a date by which we or our agents must have received duly completed proxy forms in order for such form to be taken into account at the general meeting.

General meetings of shareholders shall be convened in accordance with the provisions of our articles of association and the Luxembourg law of August 10, 1915 on commercial companies, as amended. Such law provides inter alia that convening notices for every general meeting shall contain the agenda of the meeting and shall take the form of announcements published twice, with a minimum interval of eight days between publication and at least eight days before the meeting, in the Luxembourg Official Gazette (Mémorial, C Recueil des Sociétés et Associations) and in a Luxembourg newspaper. Notices by mail shall also be sent eight days before the meeting to registered shareholders, but no proof need be given that this formality has been complied with. Where all of the shares are in registered form, the convening notices may be made only by registered letters.

In case an extraordinary general meeting of shareholders is convened to enact an extraordinary resolution (see below under "—Voting rights" for further background information) and if such meeting is not quorate and a second meeting is convened, the second meeting will be convened by means of notices published twice, with a minimum interval of 15 days between publication and at least 15 days before the meeting, in the Luxembourg Official Gazette (Mémorial, C Recueil des Sociétés et Associations) and in two Luxembourg newspapers. Such convening notice shall reproduce the agenda and indicate the date and the results of the previous meeting.

Pursuant to our articles of association and if all shareholders are present or represented at a general meeting of shareholders and state that they have been informed of the agenda of the meeting, the general meeting of shareholders may be held without prior notice.

The annual general meeting of shareholders of the Company is held at 16.00 (Central European Time) on the third Wednesday of May of each year in Luxembourg-city. If that day is a legal or banking holiday or falls on a weekend, the meeting will be held on the next following business day.

Luxembourg law and the Company's articles of association provide that the Board is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the meeting agenda. In such case, the general meeting of shareholders must be held within one month of receipt of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office at least five days before the general meeting of shareholders.

Voting rights

Each share entitles the holder thereof to one vote at a general meeting of shareholders.

Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of association and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary resolutions.    Pursuant to our articles of association, a quorum requirement of at least one-third of the outstanding shares of the Company present or represented at the meeting applies for any ordinary resolutions to be considered at a general meeting, and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions and nil votes will not be taken into account.

Extraordinary resolutions.    Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized capital or issued share capital; (ii) a limitation or exclusion of preemptive rights; (iii) approval of a merger (fusion) or de-merger (scission); (iv) dissolution of the Company; and (v) an amendment to our articles of association. Pursuant to Luxembourg law and our articles of association, for any extraordinary resolutions to be considered at a general meeting, the quorum shall be at least half (50%) of our issued share capital. Any extraordinary resolution shall be adopted at a quorate general meeting upon a two-thirds majority of the votes validly cast on such resolution. In case such quorum is not reached, a second meeting may be convened by the Board in which a quorum requirement of at least one-third of the outstanding shares of the Company present or represented at the meeting applies, and which must still approve the amendment with two-thirds of the votes validly cast. Abstentions and nil votes will not be taken into account.

Change of nationality.    The Company may change its nationality only by unanimous consent of all shareholders.

Appointment and removal of directors.    Members of our Board are elected by ordinary resolution at a general meeting of shareholders. Under the articles of association, all directors are elected for a period of up to two years. Any director may be removed with or without cause and with or without prior notice by a simple majority vote at any general meeting of shareholders. The articles of association provide that, in case of a vacancy, the Board may fill such vacancy on a temporary basis by a person designated by the remaining members of the Board until the next general meeting of shareholders, which will resolve on a permanent appointment. The directors shall be eligible for re-election indefinitely.

Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of our shares by non-Luxembourg residents.

Amendment to the articles of association

Shareholder approval requirements.    Luxembourg law requires that an amendment of our articles of association be made by extraordinary resolution. The agenda of the general meeting of shareholders must indicate the proposed amendments to the articles of association.

Pursuant to Luxembourg law and our articles of association, for an extraordinary resolution to be considered at a general meeting, the quorum must be at least half (50%) of our issued share capital. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) upon a two-thirds majority of the votes validly cast on such resolution.

Formalities.    Any resolutions to amend the articles of association or to approve a merger, de-merger or dissolution must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and division

A merger by absorption whereby one Luxembourg company, after its dissolution without liquidation, transfers to another company all of its assets and liabilities in exchange for the issuance of shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at a general meeting by an extraordinary resolution of the Luxembourg company, and the general meeting must be held before a notary. Further conditions and formalities under Luxembourg law are to be complied with in this respect.

Liquidation

In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata according to their respective shareholdings. Generally, the decisions to liquidate, dissolve or wind-up require the passing of an extraordinary resolution at a general meeting of our shareholders, and such meeting must be held before a Luxembourg notary.

No appraisal rights

Neither Luxembourg law nor our articles of association provide for any appraisal rights of dissenting shareholders.

Distributions

Subject to Luxembourg law, if and when a dividend is declared by the general meeting of shareholders or an interim dividend is declared by the Board, each common share is entitled to participate equally in such distribution of funds legally available for such purposes. Pursuant to our articles of association, the Board may pay interim dividends, subject to Luxembourg law.

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution becomes due and payable.

Any amounts payable with respect to dividends and other distributions declared and payable may be freely transferred out of Luxembourg, except that any specific transfer may be prohibited or limited by anti-money laundering regulations, freezing orders or similar restrictive measures.

Annual accounts

Under Luxembourg law, the Board must prepare annual accounts and, under certain conditions, consolidated accounts. Our Board must also annually prepare management reports on the annual accounts and, as the case may be, on the consolidated accounts.

The annual accounts and consolidated accounts are audited by an independent auditor (réviseur d'entreprises agréé).

The annual accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, will be filed with the Luxembourg trade and companies register.

Information rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual ordinary general meeting of shareholders, including the annual accounts with the list of directors and auditors, the notes to the annual accounts, a list of shareholders whose shares are not fully paid up, the management report and the auditor's report.

In addition, any registered shareholder is entitled to receive a copy of certain accounting documents, including the annual accounts, the consolidated accounts, the auditor's reports and the management reports, free of charge prior to the date of the annual ordinary general meeting of shareholders.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to the interests of the Company.

Board of directors

The management of the Company is vested in a board of directors. Our articles of association provide that the board of directors must consist of at least three members and no more than 15 members.

The board of directors meets as often as company interests require.

A majority of the members of the board of directors present or represented at a board meeting constitutes a quorum, and resolutions are adopted by the simple majority vote of the board members present or represented. The board of directors may also take decisions by means of resolutions in writing signed by all directors.

The general shareholders' meeting elects directors and decides their respective terms, which may be up to two years. If our general meeting so decides, the directors shall be elected on a staggered basis, with one-third of the directors being elected each year. The general shareholders' meeting may dismiss one or more directors at any time, with or without cause and with or without prior notice by a resolution passed by simple majority vote. If the board of directors has a vacancy, such vacancy may be filled on a temporary basis by a person designated by the remaining members of the board of directors until the next general meeting of shareholders, which will resolve on a permanent appointment.

Within the limits provided for by law, our board of directors may delegate to one or more persons the daily management of the Company and the authority to represent the Company in this respect.

No contract or other transaction between the Company and any other company or firm shall be affected or invalidated by the fact that any one or more of the directors or officers of the Company is interested in, or is a director, associate, officer, agent, adviser or employee of such other company or firm. Any director or officer who serves as a director, officer or employee or otherwise of any company or firm with which the Company shall contract or otherwise engage in business shall not, by reason of such affiliation with such other company or firm only, be prevented from considering and voting or acting upon any matters with respect to such contract or other business.

Any director having an interest in a transaction submitted for approval to the board of directors that conflicts with our interest, shall be obliged to advise the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in these deliberations and may not vote on the relevant transaction. At the next general meeting, before any other resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.

Directors are not required to hold shares of the Company.

Any director or officer, past and present, is entitled to indemnification from us to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director. We may purchase and maintain insurance for any director or officer against any such liability.

No indemnification shall be provided against any liability to us or our shareholders by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties of a director or officer. No indemnification will be provided in the event of a settlement (unless approved by a court or the Board), nor will indemnification be provided with respect to any matter as to which the director or officer shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company.

Transfer agent and registrar

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, LLC.

We have applied to list our common shares on the NYSE under the symbol "GFIS."

Historical development of the share capital of the registrant

Set forth below is an overview of the historical development of the share capital of the registrant.

Formation and acquisition by TeamViewer Holdings Ltd.

The registrant was incorporated on June 10, 2009 under the name Crystal Indigo S.à r.l. as a limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg. At its formation, the registrant's share capital was set at €12,500, represented by 12,500 shares, par value €1.00 each, subscribed for exclusively by Waterside Financial Ltd, an affiliate of a third-party service provider facilitating the formation of companies in Luxembourg. On July 22, 2009, TeamViewer Holdings Ltd., or TeamViewer Holdings, an entity controlled by certain investment funds affiliated with Insight (our majority shareholder), purchased the 12,500 shares of the registrant from Waterside Financial Ltd for a total purchase price of €17,500.

Issuance of CPECs and increase of share capital

On July 28, 2009, by means of resolutions of the sole manager of the registrant taken in accordance with Luxembourg law, the sole manager of the registrant approved the issuance to TeamViewer Holdings of: (i) 43,000,000 convertible preferred equity certificates, or "CPECs," par value €1.00 each, in exchange for a cash contribution to the registrant of €43,000,000 (the "Tranche A CPECs"); and (ii) 17,451,720 CPECs, par value €1.00 each, in exchange for a cash contribution to the registrant of €17,451,720 (the "Tranche B CPECs"). The total proceeds to the registrant from the issuance of the CPECs amounted to approximately $86,662,000.

Pursuant to the terms and conditions of the CPECs, the Tranche A CPECs carried an interest rate of 5.875% (with a step-down to 0.375% after five years), and the Tranche B CPECs carried an interest rate of 2.55%, with both the Tranche A CPECs and the Tranche B CPECs maturing on July 29, 2024. The terms and conditions of the CPECs provided that, at any time, upon the election of the holder of the CPECs and with the consent of the Board of the registrant, the CPECs could be converted into shares of the registrant on a one-for-one basis, plus the settlement of any accrued yield in cash upon such conversion. For a discussion of the accounting treatment of the CPECs, see "Operating and financial review and prospects—Critical accounting policies and estimates—Fair value of convertible preferred equity certificates."

On July 29, 2009, by means of resolutions of the sole shareholder of the registrant taken in accordance with Luxembourg law, the registrant increased its share capital by €165,781 to €178,281 through the issuance of 165,781 shares, par value of €1.00 each, subscribed for in cash exclusively by TeamViewer Holdings.

At December 31, 2009, the total issued share capital of the registrant was €178,281, consisting of 178,281 shares held exclusively by TeamViewer Holdings.

Conversion of CPECs, creation of dual class of shares and increase of share capital

On November 3, 2010, in anticipation of the Merger and by means of resolutions of the sole shareholder of the registrant taken in accordance with Luxembourg law, TeamViewer Holdings, as sole shareholder of the registrant, approved the following actions relating to the share capital of the registrant:

•
the creation of two classes of shares of the registrant: class A common shares and class B preferred participating shares ("class B preferred shares"), with the class B preferred shares being entitled to: (i) a preferred cumulative dividend corresponding to the product of (x) €117,357,156.87 (subject to certain adjustments) (the "Liquidation Preference") and (y) a rate corresponding to the interest rate payable by the registrant and its subsidiaries with respect to secured indebtedness for borrowed money (the "Preferred Dividend"); and (ii) preferred liquidation proceeds equivalent to a sum corresponding to the Liquidation Preference plus the Preferred Dividend (at the date of such liquidation), less any sums distributed as preferred dividends (subject to certain adjustments);

•
an increase of the share capital of the registrant by €64,220,754 to €64,399,035 through the issuance of 64,220,754 shares, par value €1.00 each, subscribed for in kind through the conversion of 60,451,720 CPECs into shares (plus an amount equal to €3,769,034 corresponding to the accrued but unpaid interest on the CPECs), with the entire contribution being allocated to the share capital of the registrant;

•
the conversion of the existing 64,399,035 shares, par value €1.00 each, into 6,439,903,500 class B preferred shares, par value €0.01 each, all registered in the name of TeamViewer Holdings; and

•
an increase of the share capital of the registrant by €12,941,582.91 to €77,340,617.91 through the issuance of 1,294,158,291 class B preferred shares, par value €0.01 each, subscribed for by TeamViewer

  Holdings for the price of €12,941,582.91, which class B preferred shares were fully paid up by: (i) a contribution in kind consisting of 11,250 shares of Iapetos Holding GmbH, or Iapetos, a German limited liability company, representing a 45% interest in Iapetos; (ii) a contribution in kind consisting of a claim of €9,816,724.79 owed by Iapetos to TeamViewer Holdings; and (iii) a contribution in cash of €3,113,608.12. The total fair market value of the contributions in kind and in cash described in the preceding sentence was assessed at €12,941,582.91 by the managers of the registrant, and the entire contribution was allocated to the share capital of the registrant.

On November 3, 2010, in connection with the Merger, by means of resolutions of the sole shareholder taken in accordance with Luxembourg law, TeamViewer Holdings approved an increase of the share capital of the registrant by €33,238,187.66 (€11,079,396 on a post-split basis) to €110,578,805.57 (€88,463,350 on a post-split basis) through the issuance of: (i) 3,317,364,167 class A common shares, par value €0.01, subscribed for by GFI Software Holdings Ltd., or GFI Holdings; and (ii) 6,454,599 class B preferred shares, par value €0.01, subscribed for by TeamViewer Holdings. The 3,317,364,167 (1,105,788,052 on a post-split basis) class A common shares and 6,454,599 class B preferred shares were issued to GFI Holdings and TeamViewer Holdings, respectively, as consideration for the Merger, as each of GFI Holdings and TeamViewer Holdings had, prior to the effectiveness of the Merger, been shareholders of GFI Acquisition (which was merged with and into the registrant as part of the Merger).

At December 31, 2010, the total issued share capital of the registrant was €110,578,805.57 (€88,463,350 on a post-split basis), consisting of 3,317,364,167 (1,105,788,052 on a post-split basis) class A common shares held exclusively by GFI Holdings and 7,740,516,390 class B preferred shares held exclusively by TeamViewer Holdings. As a result of the above-described transactions, GFI Holdings held approximately 30% of the equity of the registrant and TeamViewer Holdings held approximately 70% of the equity of the registrant.

Reduction of share capital

On February 9, 2011, by means of resolutions of the shareholders of the registrant taken in accordance with Luxembourg law, the share capital of the registrant was reduced by €109,473,017.51 (€36,859,602 on a post-split basis) to €1,105,788.06 (€368,596 on a post-split basis) through the cancellation of: (i) 3,284,190,525 (1,094,730,175 on a post-split basis) class A common shares, par value €0.01 each; (ii) 7,663,111,226 class B preferred shares, par value €0.01 each; and (iii) the allocation of €109,473,017.51 to the share premium of the registrant. The reduction of share capital was completed in order to reduce the number of shares outstanding. No payment was made by the registrant to the shareholders as a result of such reduction and cancellation.

Distribution out of share premium towards liquidation preference

On October 12, 2011, by means of resolutions of the shareholders of the registrant taken in accordance with Luxembourg law, the registrant distributed €105,000,000 in cash out of its existing share premium to TeamViewer Holdings, as the exclusive holder of the registrant's class B preferred shares, in respect of the liquidation preference discussed above in "—Conversion of CPECs, creation of dual class of shares and increase of share capital." As a result, the liquidation preference was reduced by a proportionate amount.

Following the October 12, 2011 distribution described above, TeamViewer Holdings distributed to its shareholders, certain investment funds affiliated with Insight, Bessemer Venture Partners and Greenspring, on a pro rata basis, the class B preferred shares of the registrant then held by TeamViewer Holdings. As a result, these affiliates of Insight, Bessemer Venture Partners and Greenspring became direct shareholders of the registrant and TeamViewer Holdings ceased to be a shareholder of the registrant.

Conversion and repurchase of class B preferred shares and issuance of class A common shares

On November 9, 2011, in connection with the conversion of the outstanding 77,405,164 class B preferred shares into class A common shares, by means of resolutions of the shareholders of the registrant and resolutions of the Board of the registrant, each taken in accordance with Luxembourg law, the shareholders and the Board approved the following actions relating to the share capital of the registrant:

•
the conversion of 73,534,907 class B preferred shares into class A common shares in accordance with Luxembourg law and the repurchase by the registrant of 3,870,257 of its class B preferred shares for an aggregate price of €38,702.57, with the registrant temporarily holding 3,870,257 of its class B preferred shares as a result;

•
a reduction of the share capital of the registrant by €38,702.57 to €1,067,085.49 (€368,596 on a post-split basis) by cancellation of the 3,870,257 class B preferred shares held by the registrant as a result of the step described in the immediately preceding clause; and

•
an increase of the share capital by €38,702.57 (€12,901 on a post-split basis) to €1,105,788.06 (€368,596 on a post-split basis) through the issuance of 3,870,257 (1,290,085 on a post-split basis) class A common shares, par value €0.01 each, subscribed for in cash by the former holders of the class B preferred shares for a total cash contribution of €38,702.57 to the registrant, which amount was allocated entirely to the share capital.

As a result of the foregoing steps, the registrant's share capital was set at €1,105,788.06 (€368,596 on a post-split basis), represented by 110,578,806 (36,859,598 on a post-split basis) class A common shares, par value €0.01 each.

At December 31, 2011, the registrant's total issued share capital was €1,105,788.06 (€368,596 on a post-split basis), represented by 110,578,806 (36,859,598 on a post-split basis) class A common shares held by GFI Holdings and affiliates of Insight, Bessemer Venture Partners and Greenspring.

Recent events impacting share capital

On January 31, 2012, in connection with the exercise of certain share options of the registrant granted to two individuals and by means of resolutions of the shareholders of the registrant taken in accordance with Luxembourg law, the share capital of the registrant was increased by €421.58 (€141 on a post-split basis) to €1,106,209.64 (€368,737 on a post-split basis) through the issuance of 42,158 (14,052 on a post-split basis) class A common shares, subscribed for in cash for a total contribution of €136,891.17, consisting of €421.58 (€141 on a post-split basis) contributed towards the share capital of the registrant and €136,469.59 (€136,750 on a post-split basis) contributed towards share premium. On July 31, 2012, in connection with the exercise of share options of the registrant granted to one individual and by means of resolutions of the shareholders of the registrant taken in accordance with Luxembourg law, the share capital of the registrant was increased by €40.00 (€13 on a post-split basis) to €1,106,249.64 (€368,750 on a post-split basis) through the issuance of 4,000 (1,333 on a post-split basis) class A common shares, subscribed for in cash for a total contribution of €17,601.90, consisting of €40.00 (€13 on a post-split basis) contributed towards the share capital of the registrant and €17,561.90 (€17,589 on a post-split basis) contributed towards share premium. In accordance with the terms of the 2011 Plan, the class A common shares issued in January 2012 and July 2012 were issued in the name of GFI Holdings and were held in trust by GFI Holdings until the completion of our corporate reorganization, at which time such shares were released to the individuals.

Our corporate reorganization occurred on October 24, 2012 pursuant to a meeting of the shareholders of the registrant taken in accordance with Luxembourg law as more fully set forth under "Corporate reorganization" included elsewhere in this prospectus. On October 24, 2012, pursuant to the same meeting of the shareholders of the registrant and in connection with the exercise of share options granted to one individual, the share capital of the registrant was increased by €25 (€8 on a post-split basis) to €1,106,274.64 (€136,758 on a post-split basis) through the issuance of 2,500 (833 on a post-split basis) class A common shares, subscribed for in cash for a total contribution of €10,427.60, consisting of €25 (€8 on a post-split basis) contributed towards the share capital of the registrant and €10,402.60 (€10,420 on a post-split basis) contributed towards share premium. Prior to our corporate reorganization, our common shares were denominated as "class A common shares." Upon the completion of our corporate reorganization, our common shares are denominated as "common shares."

On November 14, 2012, in connection with the exercise of share options of the registrant granted to one individual and by means of resolutions of the shareholders of the registrant taken at a meeting of the shareholders held in accordance with Luxembourg law, the share capital of the registrant was increased by €284.17 (€95 on a post-split basis) to €1,106,558.81 (€136,853 on a post-split basis) through the issuance of 28,417 (9,472 on a post-split basis) common shares, subscribed for in cash for a total contribution of €95,504.33, consisting of €284.17 (€95 on a post-split basis) contributed towards the share capital of the registrant and €95,220.16 (€95,409 on a post-split basis) contributed towards share premium.

On November 14, 2012, in anticipation of this offering and pursuant to the same meeting of the shareholders held in accordance with Luxembourg law, the shareholders of the registrant effected a 1-for-3 reverse stock split, or "share merger" under Luxembourg law, pursuant to which the number of issued and outstanding common shares of the registrant was reduced from 110,655,881 to 36,885,288, with each shareholder's respective shares being proportionately reduced. The foregoing amounts of class A common shares, class A issued capital, share premium and other class A per-share information has been presented on both a historical basis and a post-split basis.

Shares eligible for future sale

Before this offering, no public market existed for our securities. After we complete this offering, there will be [******] common shares outstanding (assuming no exercise of outstanding options to purchase common shares). Of these outstanding common shares, all of the common shares sold in this offering will be freely tradable without restriction or future registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, may be sold only in compliance with the limitations of Rule 144 described below.

Sales of restricted shares

The remaining common shares outstanding after this offering are deemed restricted securities under Rule 144.

Substantially all of these common shares are subject to lock-up arrangements that expire 180 days after the date of our final prospectus. Upon expiration of the 180-day lock-up period, all of these common shares other than share options granted pursuant to our share option plan will be eligible for sale in the public market, subject to the provisions of Rule 144 or Rule 701 under the Securities Act.

On the date of this prospectus, holders of our securities, including all of our directors and officers and the holders of substantially all of our other outstanding common shares and share options, have agreed that, for a period of 180 days after the date of this prospectus, they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares, without the prior written consent of J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc., acting as the representatives of the underwriters, and the Company. This consent may be given at any time without public notice. In addition, during this 180-day period, we have also agreed not to file any registration statement (other than a registration statement on Form S-8) relating to, and each of our officers and shareholders has agreed not to make any demand for or exercise any right of the registration of, any common shares or any securities convertible into or exercisable or exchangeable for our common shares without the prior written consent of such representatives. For a more detailed description of these provisions, see "Underwriters."

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) will be entitled to sell those common shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year will be entitled to sell those common shares without regard to the provisions of Rule 144.

In general, under Rule 144, our affiliates or persons selling common shares on behalf of our affiliates are entitled to sell, upon the expiration of the lock-up agreements described above, a number of shares that does not exceed the greater of:

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1% of the number of common shares then outstanding, which will equal approximately [******] common shares immediately after this offering (430,450 common shares if the underwriters' over-allotment is exercised in full); or

•
the average weekly trading volume of the common shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling common shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Securities issued in reliance on Rule 701 (such as common shares acquired pursuant to the exercise of options granted under our share option plan) are also restricted securities and, beginning 90 days after the date of this prospectus, may be sold by shareholders other than our affiliates, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Shortly after this offering, we will file a registration statement under the Securities Act covering common shares reserved for issuance under our share option plan. The registration statement will cover approximately 15,450,000 shares. Shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless the common shares are subject to the lock-up agreements described above.

Taxation

This taxation summary addresses the material Luxembourg income tax consequences and the material U.S. federal income tax consequences to U.S. shareholders in connection with the acquisition, ownership, and disposition of the common shares. This summary does not discuss every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or that is subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors. The laws upon which this summary is based are subject to change, perhaps with retroactive effect. A change to such laws may invalidate the contents of this summary, which will not be updated to reflect changes in laws. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THEIR PARTICULAR TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF COMMON SHARES.

Material Luxembourg tax consequences for holders of common shares

The following information is of a general nature only and is based on the Company's understanding of certain aspects of the laws and practice in force in Luxembourg as of the date of this prospectus. It does not purport to be a comprehensive description of all of the tax considerations that might be relevant to an investment decision. It is included herein solely for preliminary information purposes. It is not intended to be, nor should it be construed to be, legal or tax advice. It is a description of the material Luxembourg tax consequences with respect to the common shares and may not include tax considerations that arise from rules of general application or that are generally assumed to be known to shareholders. This summary is based on the laws in force in Luxembourg on the date of this prospectus and is subject to any change in law that may take effect after such date, possibly with retroactive effect. Prospective shareholders should consult their professional advisors with respect to particular circumstances, the effects of state, local or foreign laws to which they may be subject and as to their tax position.

Taxation of the Company

Withholding tax.    We do not currently anticipate paying any dividends. If we were to pay dividends currently, the following discussion summarizes the relevant Luxembourg withholding tax consequences to you.

Dividends paid by the Company to our shareholders are as a rule subject to a 15% withholding tax in Luxembourg, unless a reduced treaty rate or the participation exemption applies. A withholding exemption may apply under the participation exemption regime if: (i) the shareholder is an eligible parent ("Eligible Parent"); and (ii) at the time the dividend is made available the shareholder has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of the share capital of the Company or a direct participation of an acquisition price of at least €1.2 million. Holding a participation through a tax-transparent entity is deemed to be a direct participation in the proportion of the net assets held in this entity. An Eligible Parent includes: (i) a company covered by Article 2 of the Directive 2011/96/EU of 30 November 2011 ("EU Parent-Subsidiary Directive") or a Luxembourg permanent establishment thereof; (ii) a company resident in a country having a double tax treaty with Luxembourg and subject to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment thereof; (iii) a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than in an EU member state and liable to a tax similar to Luxembourg corporate income tax or a Luxembourg permanent establishment thereof; or (iv) a Swiss company limited by share capital (société de capitaux) which is effectively subject to corporate income tax in Switzerland without benefiting from an exemption.

You may be able to obtain a refund for amounts withheld by us and paid over to the Luxembourg tax authorities in excess of the amount of Luxembourg tax due (if any) under an applicable tax treaty or under the participation exemption regime by filing the appropriate forms with the Luxembourg tax authorities requesting such refund and providing the required information.

No withholding tax is levied on capital gains and liquidation proceeds.

Income tax.    The Company is a fully taxable Luxembourg company. The net taxable profit of the Company is subject to Luxembourg corporate income tax and municipal business tax.

The taxable profit as determined for corporate income tax purposes is applicable, with minor adjustments, for municipal business tax purposes. Corporate income tax is levied at an effective maximum rate of 22.05% in 2012 (inclusive of the 5% surcharge for employment fund purposes). Municipal business tax is levied at a variable rate according to the municipality in which the company is located (6.75% in Luxembourg-city). The maximum aggregate corporate income tax and municipal business tax rate consequently amounts to 28.80% for companies located in Luxembourg-city in 2012.

Under the participation exemption regime, dividends derived from shares may be exempt from income tax if: (i) the distributing company is a qualified subsidiary ("Qualified Subsidiary"); and (ii) at the time the dividend is made available to the Company, the Company has held or commits itself to hold for an uninterrupted period of at least 12 months a qualified shareholding ("Qualified Shareholding") in the relevant Qualified Subsidiary. A Qualified Subsidiary means: (i) a company covered by Article 2 of the EU Parent-Subsidiary Directive; or (ii) a non-resident company limited by share capital (société de capitaux) liable to a tax similar to Luxembourg corporate income tax. A Qualified Shareholding means shares representing a direct participation of at least 10% in the share capital of the Qualified Subsidiary or a direct participation in the Qualified Subsidiary of an acquisition price of at least €1.2 million. Liquidation proceeds received are assimilated to a received dividend for this purpose and may be exempt under the same conditions. Shares held through a tax-transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Capital gains realized by the Company on shares are subject to income tax at ordinary rates, unless the conditions of the participation exemption regime, as described in the following sentences, are satisfied. Under the participation exemption regime, capital gains realized on shares may be exempt from income tax at the level of the Company if at the time the capital gain is realized, the Company has held or commits itself to hold for an uninterrupted period of at least 12 months shares representing a direct participation in the share capital of the Qualified Subsidiary of: (i) at least 10%; or (ii) an acquisition price of at least €6 million. Shares held through a tax-transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity. Taxable gains are determined as being the difference between the price for which shares have been disposed and the lower of their cost or book value.

Net worth tax.    The Company is subject to Luxembourg net worth tax at the rate of 0.5% applied on net assets as determined for net worth tax purposes. Net worth is referred to as the unitary value (valeur unitaire) of the Company, as determined at January 1 of each year. The unitary value is in principle calculated as the difference between: (i) assets estimated at their fair market value (valeur estimée de réalisation); and (ii) liabilities vis-à-vis third parties.

Under the participation exemption, a Qualified Shareholding held in a Qualified Subsidiary by the Company is exempt from this calculation.

Registration and stamp duties.    The issuance of the shares against contributions in cash as well as other amendments to the Company's articles of association are currently subject to a €75 fixed duty. The disposal of the shares is not subject to a Luxembourg registration tax or stamp duty, unless recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

Taxation of shareholders

Generally, a shareholder will not become resident, nor be deemed to be resident, in Luxembourg by reason only of the holding and/or disposing of our common shares, or the execution, performance or enforcement of his/her rights thereunder.

Income tax—Luxembourg resident shareholders.    Dividends and other payments derived from our common shares by resident individual shareholders, who act in the course of the management of either their private wealth or their professional or business activity, are subject to income tax at the ordinary progressive rates. A tax credit may be generally granted for Luxembourg withholding tax levied and any excess may be refundable. Under current Luxembourg tax law, 50% of the gross amount of dividends received by resident individual shareholders from: (i) a Luxembourg resident fully taxable company limited by share capital (société de capitaux); (ii) a company limited by share capital (société de capitaux) resident in a country with which Luxembourg has entered into a double tax treaty and liable to a tax corresponding to Luxembourg corporate income tax; or (iii) a company resident in an EU member state and covered by Article 2 of the EU Parent-Subsidiary Directive are exempt from income tax.

Capital gains realized on the disposal of our common shares by resident individual shareholders, who act in the course of the management of their private wealth, are not subject to income tax, unless these capital gains qualify either as speculative gains or as gains on a substantial participation. Capital gains are deemed to be speculative and are subject to income tax at ordinary rates if the shares are disposed of within six months after their acquisition or if their disposal precedes their acquisition. A participation is deemed to be substantial where a resident individual shareholder holds or has held, either alone or together with his spouse or partner and/or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10% of the share capital of the company whose shares are being disposed of. A shareholder is also deemed to dispose of a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period). Capital gains realized on a substantial participation more than six months after the acquisition thereof are taxed according to the half-global rate method, (i.e., the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation). A disposal may include a sale, an exchange, a contribution or any other kind of alienation of the participation.

Capital gains realized on the disposal of our common shares by resident individual shareholders, who act in the course of their professional or business activity, are subject to income tax at ordinary rates. Taxable gains are determined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value.

Income tax—Luxembourg corporate residents.    Dividends and other payments derived from our common shares by Luxembourg resident fully taxable companies are subject to income taxes, unless the conditions of the participation exemption regime, as described in the next paragraph, are satisfied. A tax credit may be generally granted for Luxembourg withholding tax levied and any excess may be refundable. If the conditions of the participation exemption regime are not met, 50% of the dividends received by Luxembourg resident fully taxable companies from the Company are exempt from income tax.

Under the participation exemption regime, dividends derived from our common shares may be exempt from income tax if: (i) the shareholder is a Luxembourg resident fully taxable company; and (ii) at the time the dividend made available to the shareholder has held or commits itself to hold for an uninterrupted period of at least 12 months a Qualified Shareholding in the Company. Shares held through a tax-transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Capital gains realized by a Luxembourg fully taxable resident company on our common shares are subject to income tax at ordinary rates, unless the conditions of the participation exemption regime, as described in the following sentences, are satisfied. Under the participation exemption regime, capital gains realized on our common shares may be exempt from income tax to the shareholder if: (i) the shareholder is a Luxembourg resident fully taxable company; and (ii) at the time the capital gain is realized, the shareholder has held or commits itself to hold for an uninterrupted period of at least 12 months common shares representing a direct participation (a) in the share capital of the Company of at least 10% or (b) of an acquisition price of at least €6 million. Taxable gains are determined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value.

Income tax—Luxembourg residents benefiting from a special tax regime.    A shareholder who is either: (i) an undertaking for collective investment governed by the law of 17 December 2010; (ii) a specialized investment fund governed by the amended law of 13 February 2007; or (iii) a family wealth management company governed by the amended law of 11 May 2007 is exempt from income tax in Luxembourg. Dividends derived from and capital gains realized on the common shares are thus not subject to income tax in their hands.

Income tax—non-resident Luxembourg shareholders.    Non-resident shareholders, who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom the common shares are attributable, are not liable to any Luxembourg income tax on income and gains derived from our common shares.

As an exception, a non-resident may be liable to Luxembourg income tax on capital gains realized on the common shares if he has held, either alone or together with his spouse or partner and/or his minor children, directly or indirectly, at any time within the five years preceding the disposal of the common shares, more than 10% of the capital of the Company and he has either: (i) held the common shares for less than six months; or (ii) has been a Luxembourg resident taxpayer for more than 15 years and has become a non-resident less than five years before the realization of the capital gains on the common shares.

Non-resident shareholders who have a permanent establishment or a permanent representative in Luxembourg to which or whom the common shares are attributable must include any dividend received, as well as any gain realized on the sale, disposal or redemption of the common shares, in their taxable income for Luxembourg tax assessment purposes, unless the conditions of the participation exemption regime, as described in this and the next paragraphs, are satisfied. If the conditions of the participation exemption are not fulfilled, 50% of the gross amount of dividends received by a Luxembourg permanent establishment or permanent representative are exempt from income tax. Taxable gains are determined as being the difference between the price for which the shares have been disposed and the lower of their cost or book value. Under the participation exemption regime, dividends derived from the common shares may be exempt from income tax if: (i) the shares are attributable to a qualified permanent establishment ("Qualified Permanent Establishment"); and (ii) at the time the dividend is made available to the Qualified Permanent Establishment, it has held or commits itself to hold for an uninterrupted period of at least

12 months a Qualified Shareholding. A Qualified Permanent Establishment means: (i) a Luxembourg permanent establishment of a company covered by Article 2 of the EU Parent-Subsidiary Directive; (ii) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) resident in a country having a tax treaty with Luxembourg; and (iii) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than an EU member state. Common shares held through a tax-transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Under the participation exemption regime, capital gains realized on the common shares may be exempt from income tax if: (i) the shares are attributable to a Qualified Permanent Establishment; and (ii) at the time the capital gain is realized, the Qualified Permanent Establishment has held or commits itself to hold for an uninterrupted period of at least 12 months shares representing a direct participation in the share capital of the Company (a) of at least 10% or (b) of an acquisition price of at least €6 million.

Net worth tax

Luxembourg resident shareholders, as well as non-resident shareholders who have a permanent establishment or a permanent representative in Luxembourg to which the common shares are attributable, are subject to Luxembourg net worth tax on such shares, except if the shareholder is: (i) an individual; (ii) an undertaking for collective investment governed by the law dated 17 December 2010; (iii) a securitization company governed by the amended law of 22 March 2004 on securitization; (iv) a company governed by the amended law of 15 June 2004 on venture capital vehicles; (v) a specialized investment fund governed by the amended law of 13 February 2007; or (vi) a family wealth management company governed by the amended law of 11 May 2007.

Other estate and gift taxes

Under Luxembourg tax law, where an individual shareholder is a resident of Luxembourg for tax purposes at the time of his/her death, the common shares are included in his or her taxable basis for inheritance tax purposes. However, no inheritance tax is levied on the transfer of the common shares upon the death of a shareholder in the event the deceased was not a resident of Luxembourg for inheritance purposes.

Gift tax may be due on a gift or donation of the common shares, if the gift is recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

Material U.S. federal income tax consequences

The following summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "IRC"), the Convention Between the Government of the Grand Duchy of Luxembourg and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital ("The Luxembourg-U.S. Convention"), existing Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions (all as currently in effect and all of which are subject to change, possibly with retroactive effect, and to different interpretations). This summary applies only if you hold your common shares as capital assets within the meaning of Section 1221 of the IRC (generally, property held for investment). This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances. For example, certain types of investors, such as:

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persons subject to the imposition of the U.S. federal alternative minimum tax;

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partnerships or other pass-through entities treated as partnerships for U.S. federal income tax purposes;

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insurance companies;

•
tax-exempt persons;

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financial institutions;

•
regulated investment companies;

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dealers in securities;

•
persons who hold common shares as part of a hedging, straddle, constructive sale or conversion transaction;

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persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation;

•
persons whose functional currency is not the U.S. dollar; and

•
persons owning (directly, indirectly or constructively under applicable attribution rules) 10% or more of our voting shares may be subject to different tax rules not discussed below.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of a member of such an entity will generally depend on the status of the member and the activities of the entity treated as a partnership. If you are a member of an entity treated as a partnership for U.S. federal income tax purposes holding our common shares, you should consult your tax advisor. Persons considering the purchase of the shares should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state or local jurisdiction or any jurisdictions outside of the United States.

This discussion applies to you only if you are a beneficial owner of common shares and are, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation) organized under the laws of the United States or any state of the United States (or the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if both: (a) a U.S. court is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

Taxation of dividends

We do not currently anticipate paying any dividends. If we were to pay dividends currently, the following discussion summarizes the relevant U.S. tax consequences to you.

Because we will not compute our earnings and profits in accordance with U.S. federal income tax principles, the gross amount of any distribution, including Luxembourg withholding tax thereon, with respect to our common shares (other than certain pro rata distributions of common shares) will be treated as a dividend for U.S. federal income tax purposes. Subject to applicable limitations, dividends paid to non-corporate holders, in taxable years beginning before January 1, 2013, may be taxable at a preferential maximum rate of 15%, unless we are a passive foreign investment company ("PFIC") for the taxable year.

For taxable years beginning on or after January 1, 2013, this preferential maximum rate is scheduled to expire and if it does expire dividends will be taxed to non-corporate holders at the normal graduated income tax rates. You should consult your tax advisor regarding the availability of this preferential tax rate under your particular circumstances. An additional 3.8% tax may apply to dividends received by certain U.S. holders of our common shares, including individuals, estates and trusts, during taxable years beginning on or after January 1, 2013.

Subject to the next sentence, dividends paid on common shares will constitute income from sources outside the United States for foreign tax credit limitation purposes and will not be eligible for the dividends-received deduction to U.S. corporate shareholders. However, for foreign tax credit limitation purposes, some portion of any dividend received with respect to the common shares may be treated as U.S. source income under the rules regarding "United States-owned foreign corporations." You should consult your tax advisor regarding the source of any dividend received.

The amount of any distribution paid in euro will be the dollar value of the euro on the date of your receipt of the dividend, determined at the spot rate in effect on such date, regardless of whether you convert the payments into dollars. Gain or loss, if any, recognized by you on the subsequent sale, conversion or disposition of euro will be ordinary income or loss, and will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Tax withheld in Luxembourg at the rate provided for in The Luxembourg-U.S. Convention will be treated as a foreign tax that you may elect to deduct in computing your U.S. federal taxable income or credit against your U.S. federal income tax liability. Amounts paid in respect of dividends on common shares will be treated as "passive income" for purposes of calculating the amount of the foreign tax credit available to a U.S. shareholder. Foreign tax credits allowable with respect to each category of income cannot exceed the U.S. federal income tax payable on such category of income. Any amount withheld by us and paid over to the Luxembourg tax authorities in excess of the rate applicable under The Luxembourg-U.S. Convention will not be eligible for credit against your U.S. federal income tax liability. However, you may be able to obtain a refund of such excess amount by filing the appropriate forms with the Luxembourg tax authorities requesting such refund and providing the required information.

Sale, exchange or other taxable disposition of the common shares

You will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of common shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and your tax basis for such common shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain if the common shares were held for more than one year. Long-term capital gains of non-corporate holders are currently taxed at a rate of 15%. For taxable years beginning on or after January 1, 2013, this long-term capital gain rate is scheduled to increase to 20%. Any such gain or loss generally would be treated as income or loss from sources within the United States for foreign tax credit limitation purposes. If you receive euro upon a sale, exchange or other taxable disposition of common shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such euro will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. An additional 3.8% tax may apply to gains recognized by certain U.S. holders of our common shares, including individuals, estates and trusts, upon the sale, exchange or other taxable disposition of common shares occurring during taxable years beginning on or after January 1, 2013.

Passive foreign investment company

A non-U.S. corporation will generally be considered a PFIC for U.S. federal income tax purposes for any taxable year if either: (i) 75% or more of its gross income in such taxable year is passive income (the "income test"); or (ii) the average percentage (determined on the basis of a quarterly average) of the value of its assets that produce or are held for the production of passive income is at least 50% (the "asset test"). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares.

The Company believes that it will not be considered a PFIC for U.S. federal income tax purposes for the current year and the Company does not expect to become a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company's income and assets and the value of its assets as determined under the rules provided in the IRC from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

Furthermore, the application of the PFIC asset test in respect of our current taxable year is uncertain because prior to this offering the Company believes it is a controlled foreign corporation (a "CFC") and, although after the offering it no longer expects to be a CFC, the application of the asset test to a CFC in respect of its taxable year in which it becomes publicly traded after its first quarter is not clear. If a foreign corporation is a "publicly traded corporation" for the taxable year, the PFIC asset test is applied based on the fair market value of its assets. The asset test for a CFC is applied based on the adjusted tax bases of its assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles. In both cases, the determination is made on the basis of a quarterly average. It is not clear, however, whether a corporation will be treated as a "publicly traded corporation" in respect of the taxable year in which it becomes a publicly traded corporation after the first quarter. We will be a CFC prior to the offering, and we expect to become a publicly traded corporation as a result of the offering sometime this year. As a result, it is not clear how the asset test will apply to us in respect of the current taxable year. However, regardless of whether the asset test must be applied entirely based on the adjusted tax bases or entirely on the value of our assets during the current taxable year (or on a combination of these two methods, based on the number of quarters during which our common shares are publicly traded in the current taxable year), we do not believe that we will be a PFIC in respect of our current taxable year. You should note, however, that the IRS could disagree with our conclusion.

If the Company were treated as a PFIC for any taxable year during which you held a common share, certain adverse consequences could apply. Gain recognized by you on a sale or other disposition of a common share would be allocated ratably over your holding period for the common share. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income, rather than capital gains. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of common shares in excess of 125% of the average of the annual distributions on common shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above.

Certain elections may be available (including a mark-to-market election) to you that may mitigate the adverse consequences resulting from PFIC status. In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the 15% preferential tax rate discussed above with respect to dividends paid to non-corporate holders would not apply.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our common shares.

Backup withholding and information reporting

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless: (i) you are an exempt recipient; or (ii) in the case of backup withholding, you provide us with your correct taxpayer identification number on IRS Form W-9 and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

In addition, U.S. individuals who hold interests in foreign financial assets exceeding $50,000 are required to report our name and address and the information necessary to identify our common shares held on IRS Form 8938, which must be attached to such individual's annual tax return, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions).

Underwriters

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Credit Suisse Securities (USA) LLC, 11 Madison Avenue, New York, New York 10010, and Jefferies & Company, Inc., 520 Madison Avenue, New York, New York 10022, are acting as representatives and joint book-running managers, have severally agreed to purchase, and we have agreed to issue and sell to them, severally, the number of common shares indicated below:

Name	Number of shares

J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Jefferies & Company, Inc.
Stifel, Nicolaus & Company, Incorporated
BMO Capital Markets Corp.
Needham & Company, LLC
Oppenheimer & Co. Inc.

Total

The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such common shares are taken. However, the underwriters are not required to take or pay for the common shares covered by the underwriters' over-allotment option described below.

The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $              per share. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives, including in connection with sales of unsold allotments of common shares or subsequent sales of common shares purchased by the representatives in stabilizing and related transactions.

The underwriters have an option, exercisable for 30 days from the date of this prospectus, to purchase up to [******] additional common shares from us at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter's name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are set forth assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional [******] common shares.

Total
	Per share	No exercise	Full exercise

Public offering price
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $[******] million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common shares.

We have applied to list our common shares on the NYSE under the symbol "GFIS."

We and all of our directors and officers and the holders of substantially all of our other outstanding common shares and share options have agreed that, without the prior written consent of J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc., acting as representatives on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares;

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares; or

•
file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares;

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to certain transactions, including:

•
the issuance and sale of shares pursuant to this offering;

•
the issuance by us of common shares upon the exercise of an option or warrant or the conversion of a security outstanding upon the date of the underwriting agreement or the disposition of common shares to us in a transaction exempt from Section 16(b) of the Exchange Act solely in connection with the payment of taxes and exercise price due with respect to the exercise of options or the vesting of restricted stock or restricted stock units, insofar as such securities are outstanding as of the date of the underwriting agreement; provided that no public reports or filings, including filings under Section 16 of the Exchange Act, will be required to be filed or will be voluntarily made in connection with such disposition;

•
the grant of options by us or the issuance of common shares by us to our employees, officers, directors, advisors or consultants pursuant to employee benefit plans in effect on the date of the underwriting agreement;

•
the filing by us of a registration statement with the SEC on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee benefit plan in effect on the date of the underwriting agreement;

•
the entry by us into an agreement providing for the issuance of common shares or any security convertible into or exercisable for common shares in connection with mergers or acquisitions, joint ventures, commercial relationships or other strategic transactions, and the issuance of any such securities pursuant to any such agreement; provided that any securities (as fully converted or exercised, if applicable) issued pursuant to this exception would not exceed 5% of the common shares outstanding immediately after giving effect to the initial public offering, and provided that any recipients of the securities shall enter into a written agreement accepting the restrictions imposed on selling shareholders;

•
transactions by any such person relating to common shares or other securities acquired in open market transactions after completion of this offering; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transactions;

•
transfers by any such person of common shares or any security convertible into common shares as a bona fide gift; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transactions;

•
distributions by any such person of common shares or any security convertible into common shares to limited partners, limited liability company members or stockholders of any such person; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transactions;

•
transactions by a selling shareholder relating to common shares or securities convertible or exercisable or exchangeable for common shares pursuant to a bona fide tender offer made for all outstanding common shares and securities convertible into or exercisable or exchangeable for common shares or a sale of all or substantially all of the assets or equity of the Company (whether by merger, sale of assets or otherwise);

•
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares; provided that such plan does not provide for the transfer of common shares during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or shall be voluntarily made; or

•
transfers to us in connection with the repurchase of common shares issued pursuant to employee benefit plans in effect on the date of the underwriting agreement or pursuant to agreements pursuant to which such common shares were issued; provided that no public reports or filings, including filings under Section 16 of the Exchange Act, will be required to be filed or will be voluntarily made in connection with such transfer.

In addition, each such person agrees that, without the prior written consent of the representatives, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares, other than in connection with this offering.

In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more common shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of common shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing common shares in the open market. In determining the source of common shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of common shares compared to the price available under the over-allotment option. The underwriters may also sell common shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common shares in this offering, if the syndicate repurchases previously distributed common shares to cover syndicate short positions or to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

From time to time, certain of the underwriters and their respective affiliates may provide investment banking services, commercial banking and advisory services to us and our affiliates, for which they have received or may receive customary fees and expenses. Certain of the underwriters and their affiliates may also hold our equity or debt securities from time to time. In addition, J.P. Morgan Securities LLC served as the sole lead arranger and sole book-runner for our senior secured credit facility, and an affiliate of J.P. Morgan Securities LLC currently serves as the administrative agent and collateral agent for our senior secured credit facility. Also, affiliates of each of J.P. Morgan Securities LLC and Jefferies & Company, Inc. currently are lenders under the senior secured credit facility.

We and the underwriters have, each severally, agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the offering

Prior to this offering, there has been no public market for our common shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling restrictions

European Economic Area

This prospectus has been prepared on the basis that all offers of common shares will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states (each, a "Member State") of the European Economic Area, or "EEA," from the requirement to produce, have duly approved and publish a prospectus for offers of the common shares. Accordingly, any person making or intending to make any offer within the EEA of common shares that are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for the sellers of the common shares or any of the underwriters to produce a prospectus for such offer. Neither the sellers of the common shares nor the underwriters have authorized, nor do they authorize, the making of any offer of common shares through any financial intermediary, other than offers made by the underwriters that constitute the final offering of common shares contemplated in this prospectus.

In relation to each Member State of the EEA which has implemented the Prospectus Directive, each representative has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of our common shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of our common shares to the public in that Member State:

(a)    at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)   at any time to any legal entity which has two or more of: (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)    at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an "offer of our common shares to the public" or "an offer of shares," in relation to any common shares in any Member State, means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Member State) and includes any relevant implementing measure in the Member State. The expression "2010 PD Amending Directive" means Directive 2010/75/EU.

United Kingdom

Each representative has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the common shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any common shares in, from or otherwise involving the United Kingdom.

Switzerland

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations ("CO") and the common shares will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the common shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the common shares with a view to distribution.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the common shares.

The common shares are not being offered in Australia to "retail clients" as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to "wholesale clients" for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the common shares has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our common shares, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our common shares shall be deemed to be made to such recipient and no applications for our common shares will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our common shares you undertake to us that, for a period of 12 months from the date of issue of the common shares, you will not transfer any interest in the common shares to any person in Australia other than to a wholesale client.

Hong Kong

Our common shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than: (i) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder; or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong); or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

Our common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our common shares will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our common shares is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore ("SFA"). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common shares may not be circulated or distributed, nor may our common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA; (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our common shares is suitable for them.

Where our common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)    by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)   for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

  (1)    to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

  (2)    where no consideration is given for the transfer; or

  (3)    where the transfer is by operation of law.

In addition, investors in Singapore should note that the common shares acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their common shares.

Service of process and enforceability of civil liabilities

We are a Luxembourg joint stock company (société anonyme). Most of our assets are located outside the United States. Furthermore, most of our directors and officers and some experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or some experts or to enforce against us or them in United States courts judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the U.S. It may also be difficult for an investor to bring an original action in a Luxembourg or other foreign court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

There is doubt as to the enforceability in original actions in Luxembourg courts of civil liabilities predicated solely upon U.S. federal securities law, and the enforceability in Luxembourg courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under Luxembourg law, including the condition that the judgment does not violate Luxembourg public policy.

Legal matters

Willkie Farr & Gallagher LLP, New York, New York, will pass on certain matters related to the common shares offered by this prospectus for us, with respect to United States laws. Arendt & Medernach, Luxembourg will pass on the validity of the common shares offered by this prospectus for us with respect to the laws of the Grand Duchy of Luxembourg. The underwriters have been represented in connection with this offering with respect to United States laws by Cravath, Swaine & Moore LLP, New York, New York.

Experts

The consolidated financial statements of the registrant at December 31, 2010 and for each of the two years in the period ended December 31, 2010, appearing in this prospectus and registration statement have been audited by Ernst & Young Malta Limited, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on authority of such firm as experts in accounting and auditing. The address of Ernst & Young Malta Limited is Regional Business Centre, Achille Ferris Street, Msida MSD 1751, Malta.

The financial statements of Sunbelt Software, Inc. at May 31, 2010 and for the five month period ended May 31, 2010, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on authority of such firm as experts in accounting and auditing. The address of Ernst & Young LLP is Suite 1200, 401 East Jackson Street, Tampa, FL 33602.

The consolidated financial statements of the registrant at December 31, 2011 and for the year in the period ended December 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on authority of such firm as experts in accounting and auditing. The address of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft is Arnulfstraße 59, 80636 Munich, Postbox 19 01 05, 80601 Munich.

Changes in registrant's certifying accountant

Further to the Company's transfer of its accounting and finance function to Germany, effective February 24, 2012, the audit committee of the Company dismissed the Company's registered accountant, Ernst & Young Malta Limited ("Ernst & Young Malta") and retained Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft ("Ernst & Young Germany") as its new independent registered public accounting firm for the fiscal year ending December 31, 2011.

Ernst & Young Malta's report on the Company's financial statements as of December 31, 2010, and for the two years in the period ended December 31, 2010, did not contain an adverse opinion or a disclaimer of opinion nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of our financial statements as of December 31, 2010, and for the two years in the period ended December 31, 2010 and through the period ended February 24, 2012, there were no disagreements with Ernst & Young Malta on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young Malta, would have caused Ernst & Young Malta to make reference to the matter of such disagreements in its report.

In connection with the audits of our financial statements as of December 31, 2010, and for the two years in the period ended December 31, 2010 and through the period ended February 24, 2012, none of the events described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F occurred, except that, during the audit of our financial statements as of December 31, 2010 and for the two years in the period ended December 31, 2010, Ernst & Young Malta advised the Company that it did not have effectively designed controls over financial reporting.

We engaged Ernst & Young Germany as our new independent registered public accounting firm as of February 24, 2012. In connection with the audits of our financial statements as of December 31, 2010, and for the two years in the period ended December 31, 2010 and through the period ended February 24, 2012, neither the Company nor anyone on its behalf has consulted with Ernst & Young Germany on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements or any matter that was the subject of a disagreement or a reportable event.

The Company has provided Ernst & Young Malta with a copy of these disclosures prior to the filing hereof and has requested that Ernst & Young Malta furnish to the Company a letter addressed to the SEC stating whether Ernst & Young Malta agrees with the statements made by the Company in this item. Ernst & Young Malta has furnished such letter, which letter is filed as Exhibit 16.1 hereto.

Where you can find additional information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act of 1933, as amended relating to our common shares being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and the common shares offered, see the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance in which a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.

A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-732-0330. Our filings with the SEC are available to the public from the SEC's website at www.sec.gov.

Prior to this offering we were not required to file reports with the SEC. As a "foreign private issuer," we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers and directors will be exempt from the rules under the Exchange Act relating to short-swing profit reporting and liability. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act. As a foreign private issuer, we will file annual reports containing our financial statements audited by an independent public accounting firm on Form 20-F with the SEC. We are not required to file quarterly reports containing our unaudited financial data with the SEC. We will also file with the SEC, as required under Form 6-K, copies of each material document that we are required to publish, or have published, under Luxembourg law, or that we have distributed to our non-U.S. shareholders. You will be able to inspect and copy such periodic reports and other information at the SEC's public reference room and the website of the SEC referred to above.

Expenses related to this offering

The following table sets forth the main expenses related to this offering, other than the underwriting discounts and commissions, which we will be required to pay or already have paid.

SEC registration fee	$	[******]
FINRA filing fee	$	[******]
NYSE listing fee	$	[******]
Printing and engraving expenses	$	[******]
Legal fees and expenses	$	[******]
Accounting fees and expenses	$	[******]
Miscellaneous	$	[******]

Total	$	[******]

Each of the amounts set forth above, other than the SEC registration fee, the FINRA filing fee and the NYSE listing fee, is an estimate. These expenses will be borne by the Company.

GFI SOFTWARE S.À R.L.

Annual Consolidated Financial Statements

As of 31 December 2011 and 2010 and for each of the three years in the period ended 31 December 2011

Sunbelt Software, Inc. and Subsidiaries

Consolidated Financial Statements

Period From January 1, 2010 to May 31, 2010

Report of independent registered public accounting firm

The Board of Directors and Shareholders of GFI Software S.A.

We have audited the accompanying consolidated statements of financial position of GFI Software S.à r.l. (now known as GFI Software S.A.) as of 31 December 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended 31 December 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the 2010 and 2009 financial statements have been reissued to retrospectively reflect the impact of a reverse share split.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GFI Software S.à r.l. at 31 December 2010, and the consolidated results of its operations and its cash flows for each of the two years in the period ended 31 December 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

                      /s/ ERNST & YOUNG MALTA LIMITED

Ernst & Young Malta Limited
Msida

19 November 2012

Report of independent registered public accounting firm

The Board of Directors and Shareholders of GFI Software S.A.

We have audited the accompanying consolidated statement of financial position of GFI Software S.à r.l. (now known as GFI Software S.A.) as of 31 December 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year in the period ended 31 December 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the 2011 financial statements have been reissued to retrospectively reflect the impact of a reverse share split.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GFI Software S.à r.l. at 31 December 2011, and the consolidated results of its operations and its cash flows for the year in the period ended 31 December 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

19 November 2012

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
München

/s/ BOSTEDT (Bostedt) Wirtschaftsprüfer	/s/ RICHTER (Richter) Wirtschaftsprüfer

GFI SOFTWARE S.À R.L.

Consolidated income statement

For the year ended 31 December 2011

	Note	2009	2010	2011

		USD'000	USD'000	USD'000
Revenue
Web-based services, maintenance and subscription		34,252	63,455	93,960
Licences		15,884	18,270	26,117

Total revenue	6	50,136	81,725	120,077
Cost of sales
Web-based services, maintenance and subscription		(6,836)	(13,296)	(14,460)
Licences		(903)	(2,773)	(5,565)
Amortisation of acquired software and patents		(1,216)	(2,990)	(3,894)

Total cost of sales	7	(8,955)	(19,059)	(23,919)
Gross profit		41,181	62,666	96,158
Research and development	7	(6,495)	(14,114)	(24,885)
Sales and marketing	7	(16,369)	(31,132)	(52,916)
General and administrative	7	(7,474)	(16,755)	(37,757)
Depreciation, amortisation and impairment	7	(10,317)	(18,629)	(22,475)

Operating profit / (loss)		526	(17,964)	(41,875)
Gain on disposals	7	—	1,665	95
Unrealised exchange fluctuations		446	(2,993)	(3,362)
Finance revenue	8	41	96	84
Finance costs	9	(13,659)	(16,576)	(10,203)

Loss before taxation		(12,646)	(35,772)	(55,261)
Tax benefit	10	3,320	7,493	3,325

Loss for the year		(9,326)	(28,279)	(51,936)

Attributable to:
Owners of GFI Software S.à r.l.		(5,562)	(21,878)	(51,936)
Non-controlling interest		(3,764)	(6,401)	—

Loss for the year		(9,326)	(28,279)	(51,936)

Basic and diluted loss per
Class A Common Share	12	(0.93)	(1.67)	(36.24)
Class B Preferred Participating Share	12	(0.31)	(0.42)	(0.48)

The accounting policies and explanatory notes form an integral part of the Consolidated Financial Statements.

GFI SOFTWARE S.À R.L.

Consolidated statement of comprehensive income

For the year ended 31 December 2011

	2009	2010	2011

	USD'000	USD'000	USD'000
Loss for the year	(9,326)	(28,279)	(51,936)

Other comprehensive income/(loss)
Exchange differences on translation of foreign operations	(173)	(4,106)	10,054

Other comprehensive income/(loss) for the year	(173)	(4,106)	10,054

Total comprehensive loss for the year	(9,499)	(32,385)	(41,882)

Attributable to:
Owners of GFI Software S.à r.l.	(6,005)	(25,984)	(41,882)
Non-controlling interest	(3,494)	(6,401)	—

Total comprehensive loss for the year	(9,499)	(32,385)	(41,882)

The accounting policies and explanatory notes form an integral part of the Consolidated Financial Statements.

GFI SOFTWARE S.À R.L.

Consolidated statement of financial position

As of 31 December 2011

	Note	2010	2011

		USD'000	USD'000
Assets
Non-current assets
Property, plant and equipment	13	4,206	6,795
Goodwill	14	229,636	228,485
Other intangible assets	15	82,161	61,025
Deferred tax assets	10	6,007	28,852

		322,010	325,157

Current assets
Trade and other receivables	17	20,219	23,295
Other current assets	17	1,906	3,476
Tax refundable		1,141	956
Cash at bank and in hand	18	22,719	16,524

		45,985	44,251

Total assets		367,995	369,408

Equity / (deficit) and liabilities
Equity / (Deficit)
Issued capital	19	123,946	517
Capital contribution for share options	16	1,578	2,377
Share option reserve	16	—	9,371
(Accumulated losses)/retained earnings	19	(19,183)	(584,982)
Foreign currency translation reserve	19	(4,146)	5,908
Other components of equity / (deficit)	19	26,306	489,730

Total equity / (deficit)		128,501	(77,079)

Non-current liabilities
Interest-bearing loans and borrowings	20	18,603	194,480
Deferred revenue	22	66,457	111,377
Other non-current payables	23	551	1,032
Deferred tax liabilities	10	3,681	2,406
Fair value of put option	16	404	—

		89,696	309,295

Current liabilities
Interest-bearing loans and borrowings	20	68,709	19,489
Trade and other payables	21	18,683	25,917
Deferred revenue	22	51,281	78,777
Current tax liabilities		11,125	12,540
Fair value of put option	16	—	469

		149,798	137,192

Total liabilities		239,494	446,487

Total equity / (deficit) and liabilities		367,995	369,408

The accounting policies and explanatory notes form an integral part of the Consolidated Financial Statements.

GFI Software S.À R.L.

Consolidated statement of changes in equity / (deficit)

	Attributable to owners of the parent
	Share Capital
										Other components of equity/(deficit)
	Class 'A' common shares		Class 'B' preferred shares
					Total Issued capital	Capital Contribution for Share options	Share Options Reserve	(Accumulated losses)/ Retained earnings	Foreign currency translation reserve			Other equity reserve		Other components of equity/ (deficit)		Non- controlling interest	Total equity/ (deficit)
	Number of shares	Issued capital	Number of shares	Issued capital						Merger reserve	Share premium		Dividend reserve		Total

		USD'000		USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
At 1 January 2011	1,105,788,052	15,494	7,740,516,390	108,452	123,946	1,578	—	(19,183)	(4,146)	48,234	30,986	21,484	(74,398)	26,306	128,501	—	128,501

Loss for the year	—	—	—	—	—	—	—	(51,936)	—	—	—	—	—	—	(51,936)	—	(51,936)
Other comprehensive income	—	—	—	—	—	—	—	—	10,054	—	—	—	—	—	10,054	—	10,054

Total comprehensive income/(loss)	—	—	—	—	—	—	—	(51,936)	10,054	—	—	—	—	—	(41,882)	—	(41,882)

Changes in share capital:
Transfer from issued capital to share premium	(1,094,730,175)	(15,338)	(7,663,111,226)	(107,368)	(122,706)	—	—	—	—	—	122,706	—	—	122,706	—	—	—
Repurchase of 'class B preferred shares'	25,801,721	361	(77,405,164)	(1,084)	(723)	—	—	(513,866)	—	—	339,674	—	—	339,674	(174,915)	—	(174,915)
Equity component of subordinated notes (net of tax)	—	—	—	—	—	—	—	—	—	—	—	1,044	—	1,044	1,044	—	1,044
Share based payments	—	—	—	—	—	802	9,371	—	—	—	—	—	—	—	10,173	—	10,173
Forfeiture of share options	—	—	—	—	—	(3)	—	3	—	—	—	—	—	—	—	—	—

At 31 December 2011	36,859,598	517	—	—	517	2,377	9,371	(584,982)	5,908	48,234	493,366	22,528	(74,398)	489,730	(77,079)	—	(77,079)

The accounting policies and explanatory notes form an integral part of the Consolidated Financial Statements.

GFI Software S.À R.L.

Consolidated statement of changes in equity / (deficit) (continued)

	Attributable to owners of the parent
	Share Capital
										Other components of equity/(deficit)
	Class 'A' common shares		Class 'B' preferred shares
					Total Issued capital	Capital Contribution for Share options	Share Options Reserve	(Accumulated losses)/ Retained earnings	Foreign currency translation reserve			Other equity reserve		Other components of equity/ (deficit)		Non- controlling interest	Total equity/ (deficit)
	Number of shares	Issued capital	Number of shares	Issued capital						Merger reserve	Share premium		Dividend reserve		Total

		USD'000		USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
At 1 January 2010	953,263,614	13,357	17,828,100	250	13,607	998	—	2,687	(40)	31,248	26,712	11,321	(74,398)	(5,117)	12,135	24,318	36,453

Loss for the year		—		—	—	—	—	(21,878)	—	—	—	—	—	—	(21,878)	(6,401)	(28,279)
Other comprehensive loss		—		—	—	—	—	—	(4,106)	—	—	—	—	—	(4,106)	—	(4,106)

Total comprehensive loss		—		—	—	—	—	(21,878)	(4,106)	—	—	—	—	—	(25,984)	(6,401)	(32,385)

Conversion of CPECs into pre-merger common shares and in turn, into Class 'B' Preferred shares of the Company (notes 5 and 19)	—	—	6,422,075,400	89,980	89,980	—	—	—	—	—	—	(7,748)	—	(7,748)	82,232	—	82,232
Reversal of deferred tax liability for CPECs on conversion into shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issue of share capital (note 5):
In exchange for the fair value of 45% shares in Iapetos Holding GmbH on 3 November 2010, cash and contribution of note receivable	—	—	1,294,158,291	18,132	18,132	—	—	—	—	—	—	216,867	—	216,867	234,999	—	234,999
For cash following acquisition of 45% non-controlling interest in Iapetos Holding GmbH on 3 November 2010	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustment to reflect book values of acquired non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(198,949)	—	(198,949)	(198,949)	(17,917)	(216,866)

	—	—	7,716,233,691	108,112	108,112	—	—	—	—	—	—	10,170	—	10,170	118,282	(17,917)	100,365
Issue of shares by GFI Acquisition prior to legal merger presented in equivalent shares of the Company (notes 2, 5 and 19):
For cash on 5 March 2010	48,701,224	682	—	—	682	—	—	—	—	(214)	1,365	—	—	1,151	1,833	—	1,833
To its shareholders in exchange for shares in GFI Software (Florida), Inc. on 1 June 2010	86,895,536	1,218	6,454,599	90	1,308	—	—	—	—	17,912	2,434	—	—	20,346	21,654	—	21,654
As contingent consideration on 22 September 2010 following acquisition of HoundDog Technology Limited	16,927,678	237	—	—	237	—	—	—	—	(712)	475	—	—	(237)	—	—	—

	152,524,438	2,137	6,454,599	90	2,227	—	—	—	—	16,986	4,274	—	—	21,260	23,487	—	23,487
Recognition of put-option upon modification	—	—	—	—	—	(73)	—	—	—	—	—	—	—	—	(73)	—	(73)
Re-measurement of contingent consideration at fair value (notes 5 and 19)	—	—	—	—	—	—	—	—	—	—	—	(7)	—	(7)	(7)	—	(7)
Fair value of non-controlling interest transferred by Parent Company (note 5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	—	—	661	—	—	—	—	—	—	—	—	661	—	661
Expiration of vested options	—	—	—	—	—	(8)	—	8	—	—	—	—	—	—	—	—	—

At 31 December 2010	1,105,788,052	15,494	7,740,516,390	108,452	123,946	1,578	—	(19,183)	(4,146)	48,234	30,986	21,484	(74,398)	26,306	128,501	—	128,501

The accounting policies and explanatory notes form an integral part of the Consolidated Financial Statements.

GFI Software S.À R.L.

Consolidated statement of changes in equity / (deficit) (continued)

	Attributable to owners of the parent
	Share Capital
										Other components of equity/(deficit)
	Class 'A' common shares		Class 'B' preferred shares
					Total Issued capital	Capital Contribution for Share options	Share Options Reserve	(Accumulated losses)/ Retained earnings	Foreign currency translation reserve			Other equity reserve		Other components of equity/ (deficit)		Non- controlling interest	Total equity/ (deficit)
	Number of shares	Issued capital	Number of shares	Issued capital						Merger reserve	Share premium		Dividend reserve		Total

		USD'000		USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
At 1 January 2009	430,218,067	6,028	—	—	6,028	619	—	8,119	403	38,114	12,056	—	(74,398)	(24,228)	(9,059)	—	(9,059)

Loss for the year	—	—	—	—	—	—	—	(5,562)	—	—	—	—	—	—	(5,562)	(3,764)	(9,326)
Other comprehensive (loss)/income	—	—	—	—	—	—	—	—	(443)	—	—	—	—	—	(443)	270	(173)

Total comprehensive loss	—	—	—	—	—	—	—	(5,562)	(443)	—	—	—	—	—	(6,005)	(3,494)	(9,499)

Issue of share capital (note 19):	—	—	17,828,100	250	250	—	—	—	—	—	—	—	—	—	250	—	250
Equity component of CPECs (net of tax) (note 19)	—	—	—	—	—	—	—	—	—	—	—	10,826	—	10,826	10,826	—	10,826

	—	—	17,828,100	250	250	—	—	—	—	—	—	10,826	—	10,826	11,076	—	11,076

Issue of shares by GFI Acquisition prior to legal merger presented in equivalent shares of the Company (notes 2, 5 and 19):	—		—
For cash on 12 May 2009	23,514,487	329		—	329	—	—	—	—	490	659	—	—	1,149	1,478	—	1,478
To lenders for cash of USD15,773 and against borrowing costs on 30 June 2009	25,581,554	359	—	—	359	—	—	—	—	(792)	716	—	—	(76)	283	—	283
To its shareholders in exchange for shares in HoundDog Technology Ltd. on 1 July 2009	216,834,229	3,038	—	—	3,038	—	—	—	—	(214)	6,076	—	—	5,862	8,900	—	8,900
For cash to Insight on 1 July 2009	2,436,339	34	—	—	34	—	—	—	—	(3)	69	—	—	66	100	—	100
To its shareholders in exchange for shares in Internet Integration Inc. on 21 September 2009 (note 5)	91,357,557	1,281	—	—	1,281	—	—	—	—	(940)	2,559	—	—	1,619	2,900	—	2,900
To the sellers in exchange for shares in Internet Integration Inc. on 21 September 2009 (note 5)	17,326,420	242		—	242	—	—	—	—	75	486	—	—	561	803	—	803
As share based payments on 29 December 2009 (note 16)	127,881,095	1,792	—	—	1,792	—	—	—	—	(5,296)	3,583	—	—	(1,713)	79	—	79
To its shareholders in exchange for shares in Internet Integration Inc. issued on 31 December 2009 (note 5)	18,113,866	254	—	—	254	—	—	—	—	(186)	508	—	—	322	576	—	576
Recognition of fair value of contingent consideration on acquisition of Internet Integration Inc. (note 5)	—	—	—	—	—	—	—	—	—	—	—	310	—	310	310	—	310
Recognition of fair value of contingent consideration on acquisition of HoundDog Technology Ltd. (note 5)	—	—	—	—	—	—	—	—	—	—	—	185	—	185	185	—	185
Non-conrolling interest in the acquired subsidiary (note 5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	27,812	27,812
Share based payments	—	—	—	—	—	509	—	—	—	—	—	—	—	—	509	—	509
Expiration of vested options	—	—	—	—	—	(130)	—	130	—	—	—	—	—	—	—	—	—

At 31 December 2009	953,263,614	13,357	17,828,100	250	13,607	998	—	2,687	(40)	31,248	26,712	11,321	(74,398)	(5,117)	12,135	24,318	36,453

The accounting policies and explanatory notes form an integral part of the Consolidated Financial Statements.

GFI SOFTWARE S.À R.L.
Consolidated statement of cash flows
For the year ended 31 December 2011

		2009	2010	2011

		USD'000	USD'000	USD'000
Operating activities
Loss before taxation		(12,646)	(35,772)	(55,261)
Non-cash adjustment to reconcile (loss) / profit before tax to net cash flows:
Depreciation of property, plant and equipment	13	1,069	1,575	2,684
(Gain)/loss on sale of property, plant and equipment		(7)	—	4
Movement in provision for impairment of receivables	17	195	186	264
Share-based payment transaction expense	16	509	661	10,173
Movement in fair value of put option		—	331	65
Movement in fair value of derivative financial instrument		94	—	—
Amortisation of intangible assets	15	10,464	20,044	22,241
Gain on disposals	7	—	(1,665)	(95)
Finance revenue	8	(41)	(96)	(84)
Finance costs	9	13,659	16,576	10,203
Unrealised exchange fluctuations		(446)	2,993	3,362
Impairment on intangible assets		—	—	1,444
Working capital adjustments:
(Increase)/decrease in other current assets		(53)	(2,422)	(1,438)
Movement in related party balances		123	2,880	28
(Increase)/decrease in trade and other receivables		(6,359)	2,636	(5,913)
Increase/(decrease) in deferred revenue		21,334	61,801	80,163
Increase/(decrease) in trade and other payables		(1,415)	(6,384)	14,026
Taxation paid		(8,623)	(8,721)	(22,009)
Tax recovered		171	288	—
Interest received		41	96	82

NET CASH FLOWS FROM OPERATING ACTIVITIES		18,069	55,007	59,939

Investing activities
Acquisition of investments in subsidiaries, net of cash acquired	5	(94,872)	(15,318)	(4,480)
Purchase of other intangible assets	15	(1,754)	(137)	(10)
Purchase of property, plant and equipment	13	(888)	(2,161)	(5,326)
Proceeds from sale of property, plant and equipment		20	41	—
Proceeds from disposal of product line	7	—	1,580	160

NET CASH FLOWS USED IN INVESTING ACTIVITIES		(97,494)	(15,995)	(9,656)

Financing activities
Proceeds from issue of share capital	19	250	4,362	53
Proceeds from issue of share capital by merged entity	19	1,673	1,833	—
Repurchase of class B preferred shares		—	—	(157,220)
Proceeds from issue of CPECs	19	86,662	—	—
Repayments of borrowings		(12,683)	(42,728)	(91,958)
Proceeds from bank borrowings		16,011	20,345	204,438
Interest paid on borrowings		(9,858)	(9,108)	(11,521)

NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		82,055	(25,296)	(56,208)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		2,630	13,716	(5,925)
Net foreign exchange difference		145	(64)	(270)
CASH AND CASH EQUIVALENTS AT 1 JANUARY		6,292	9,067	22,719

CASH AND CASH EQUIVALENTS AT 31 DECEMBER	18	9,067	22,719	16,524

The accounting policies and explanatory notes form an integral part of the Consolidated Financial Statements.

GFI SOFTWARE S.À R.L.
Notes to the consolidated financial statements

1.     Corporate information

GFI Software S.à r.l. (formerly TV Holding S.à r.l.) (the "Company"), of 7A Rue Robert Stümper, L-2557 Luxembourg, was formed on 10 June 2009 in Luxembourg as a Luxembourg limited liability company (société à responsabilité limitée). On 24 October 2012, by a shareholder resolution, the Company became a joint stock company (société anonyme) and changed its name to GFI Software S.A.

The Company and its direct and indirect subsidiaries (collectively, the "Group") is a global provider of IT infrastructure and collaboration software solutions that are designed for small-and medium-sized businesses, or SMBs. These solutions enable IT administrators within SMBs to manage, secure and access their IT infrastructure and business applications.

Effective November 14, 2012, the Company effected a 1-for-3 reverse stock split of its Class A Common Shares. Unless otherwise indicated, all Class A Common Shares, Class A Issued Capital balances, share premium, and Class A Common per-share information has been retroactively adjusted in the Consolidated Financial Statements and notes thereto to reflect the reverse stock split as required by U.S. Securities and Exchange Commission regulations. Options under the Company's 2011 Stock Incentive Plan, and the exercise prices of those options have also been retrospectively adjusted to reflect the reverse stock split.

On 19 November 2010, the Company consummated a common control merger (the "Merger") with GFI Acquisition Company Ltd. ("GFI Acquisition"), a British Virgin Islands company formed on 20 April 2005, whereby GFI Acquisition merged with and into the Company, with the Company surviving and succeeding to the assets, rights, liabilities and obligations of GFI Acquisition. Prior to the Merger, the Company was wholly owned by TeamViewer Holdings Ltd. ("TeamViewer Holdings") and GFI Acquisition was controlled by GFI Software Holdings Ltd. ("GFI Software Holdings"), each a British Virgin Islands company controlled by investment funds affiliated with Insight Venture Management, LLC ("Insight"). Insight funds are controlled by their respective general partners, with each general partner ultimately managed and controlled by Insight Holdings Group, L.L.C. As a result, prior to the Merger both GFI Acquisition and the Company were controlled by Insight.

Pursuant to the Merger between GFI Acquisition and the Company, TeamViewer Holdings held 7,740,516,390 Class B Preferred Shares of the Company with a par value of EUR0.01 each and GFI Software Holdings received 1,105,788,052 Class A Common Shares with a par value of EUR0.01 each respectively, representing 70% and 30%, respectively, of the equity interest of the Company (note 19).

By a shareholders' resolution dated 9 February 2011, the Company reduced its share capital from EUR36,859,602 (USD51,643,988) to EUR368,596 (USD516,440), which share capital was allocated to the Company's share premium. In connection with the reduction in the share capital, the Company cancelled 1,094,730,175 Class A Common Shares and 7,663,111,226 Class B Preferred Participating Shares. Following such steps, GFI Software Holdings held 11,057,877 Class A Common Shares and TeamViewer Holdings held 77,405,164 Class B Preferred Participating Shares.

Subsequent to the repurchase of Class B Preferred Participating shares, the shareholders of TeamViewer Holdings subscribed for 1,290,085 Class A Common Shares for an aggregate total subscription price of EUR38,702 (USD52,616); and therefore currently directly hold a total of 25,801,721 Class A common shares with a par value of EUR 0.01 each (69.97%), and GFI Software Holdings Ltd. holds a total of 11,071,929

Class A common shares with a par value of EUR 0.01 each (30.03%), in the Company (note 19), including the issuance of 14,052 Class A Common Shares to GFI Software Holdings Ltd., on January 31, 2012, to hold on behalf of former employees who exercised stock options.

Acquisitions by GFI Acquisition or its subsidiaries

•
On 5 May 2005, GFI Acquisition acquired a 90% interest in Gee FI Holdings Limited, a British Virgin Islands company ("Gee FI"), from the founder of Gee FI. On May 4, 2006, Gee FI redeemed the remaining 10% interest held by its founder and, as a result, GFI Acquisition became the sole shareholder of Gee FI. Gee FI and its subsidiaries distribute software solutions for messaging, content and network security.

•
On 4 November 2005, GFI Acquisition indirectly acquired GFI USA, Inc., a North Carolina corporation. GFI USA, Inc. serves as a United States distributor for the Group's products.

•
On 18 April 2006, GFI Acquisition indirectly acquired GFI Asia Pacific Pty Ltd, a company organised under the laws of Australia ("GFI AP"), and GFI Software (HK) Ltd, a company organised under the laws of Hong Kong ("GFI HK"). GFI AP and GFI HK provided distribution services in the Asia Pacific region for the GFI Acquisition group's products. On April 22, 2008, GFI AP and GFI HK were divested from the GFI Acquisition group.

•
On 3 March 2008, GFI Acquisition indirectly acquired Techgenix Limited, a British Virgin Islands company ("Techgenix"). Techgenix, along with its direct Maltese subsidiary of the same name, provides IT thought leadership and technical content in the form of newsletters and websites.

•
On 2 July 2009, GFI Acquisition indirectly acquired HoundDog Technology Limited, a company incorporated in Scotland ("HoundDog"). HoundDog provides "software as a service," or SaaS, solutions used by managed service providers ("MSPs") to service their clients.

•
On 12 May 2009, GFI Acquisition caused the formation of S.C. Titan Backup S.R.L., a company organised under the laws of Romania ("Titan Backup"), for the purpose of acquiring certain assets from sellers in Romania. This was accounted for as an asset purchase.

•
On 21 September 2009, GFI Acquisition indirectly acquired Internet Integration, Inc., a California corporation (doing business as "Katharion"). Internet Integration, Inc. offers a hosted email filtering service called "Katharion."

•
On 1 June 2010, GFI Acquisition indirectly acquired Sunbelt Software, Inc., a Florida corporation now known as GFI Software (Florida), Inc. ("GFI Software (Florida)"). GFI Software (Florida) offers a number of antivirus solutions.

Acquisitions by the Company

•
In July 2009, the Company, through a series of transactions, indirectly acquired a 55% interest in TeamViewer GmbH, a German limited liability company. TeamViewer GmbH offers remote control and remote access technology to both individual and commercial users.

•
On 3 November 2010, TeamViewer Holdings contributed to the Company the remaining 45% interest in TeamViewer GmbH in exchange for shares.

•
On 28 September 2011, the Company indirectly acquired two related entities, Monitis Inc. and Monitis GFI CJSC, registered in the United States of America and Armenia, respectively. Monitis provides web monitoring services.

2.     Merger of entities under common control

The Merger of GFI Acquisition with and into the Company in November 2010 is a reorganisation of entities under common control and the pooling of interest method of accounting has been used in the presentation of the accompanying Consolidated Financial Statements.

3.     Basis of preparation

The annual Consolidated Financial Statements of the Group have been prepared on a historical cost basis except for derivative financial instruments which are measured at fair value in the Consolidated Statement of Financial Position. For the reasons set out in note 4.3 under the accounting policy for Foreign Currency Translation, the Consolidated Financial Statements are presented in United States Dollars ("USD"). All financial information presented in USD has been rounded to the nearest thousand, except where otherwise indicated.

As stated in note 2 above, the Merger of GFI Acquisition with and into the Company is a reorganisation of entities under common control and the pooling of interest method of accounting has been used in the presentation of the accompanying Consolidated Financial Statements. Assets and liabilities of the Company and GFI Acquisition have been recognised at historical amounts. For periods prior to the legal formation of the Company, under the pooling of interest method of accounting, the assets, liabilities, revenue and expenses of GFI Acquisition were consolidated, and the Consolidated Financial Statements present the results and changes in equity as if the Group had been in existence throughout the years presented. The operations of TeamViewer GmbH are included only from 29 July 2009, the date of its indirect acquisition by the Company.

The Consolidated Financial Statements comprise full International Financial Reporting Standards ("IFRS") financial statements for the year ended 31 December 2011, with corresponding figures for 2010. In addition, corresponding figures for 2009 are included in the Consolidated Income Statement, Statement of Changes in Equity / (Deficit) and Consolidated Statement of Cash Flows and related notes. These additional 2009 figures are being provided to conform with the Company's Form F-1 filing with the Securities and Exchange Commission.

Statement of compliance

The annual Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB").

Authorisation of the Consolidated Financial Statements

The Consolidated Financial Statements were initially approved and authorised for issue by the Board of Directors on 18 April 2012. As a result of the reverse stock split discussed in Note 1, and the retrospective adjustment in the Consolidated Financial Statements and notes thereto to reflect the reverse stock split, the Board of Directors has re-approved and re-authorised for issue the audited Consolidated Financial Statements on 19 November 2012.

Basis of consolidation from 1 January 2010

These Consolidated Financial Statements comprise the financial position of the Group as of 31 December 2011 and 2010 and the related consolidated statements of income, comprehensive income, changes in equity/(deficit) and cash flows for each of the three years in the period ended 31 December 2011.

Subsidiaries are fully consolidated from the date of acquisition (the date on which the Group obtains control over the subsidiary) and continue to be consolidated until the date that such control ceases. The Consolidated Financial Statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealised gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Losses within a subsidiary are attributed to the non-controlling interest even if it results in a deficit balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

Derecognises the assets (including goodwill) and liabilities of the subsidiary;
Derecognises the carrying amount of any non-controlling interest;
Derecognises the cumulative translation differences, recorded in equity;
Recognises the fair value of the consideration received;
Recognises the fair value of any investment retained;
Recognises any surplus or deficit in profit or loss; and
Reclassifies the parent's share of components previously recognised in other comprehensive income to profit or loss or retained earnings, as appropriate.

Basis of consolidation prior to 1 January 2010

Certain of the above-mentioned requirements were applied on a prospective basis. The following differences, however, are carried forward in certain instances from the previous basis of consolidation.

Acquisitions of non-controlling interests, prior to 1 January 2010, were accounted for using the parent entity extension method, whereby, the difference between the consideration and the book value of the share of the net assets acquired were recognised in goodwill.

Losses incurred by the Group were attributed to the non-controlling interest until the balance was reduced to nil. Any further excess losses were attributed to the parent, unless the non-controlling interest had a binding obligation to cover such losses.

4.     Summary of accounting policies, disclosures, judgments, estimates and assumptions

4.1   Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those of the previous financial year except for the following new and amended IFRS and International Financial Reporting Interpretations Committee ("IFRIC") interpretations as of 1 January 2011:

Amendment to IAS 24 Related Party Transactions    The amendment to IAS 24 is twofold. The amendment clarified the definition of a related party, however, without changing the fundamental approach to related party disclosures. It emphasises a symmetrical view on related party relationships and clarifies how a person or key management personnel impacts related party relationships of an entity (see note 2). Furthermore, the amendment provides for an exemption to related party disclosures for government-related entities. The amendment is effective for financial years beginning on or after 1 January 2011. While the adoption of the amendment did not have any current impact on the financial position or performance or disclosures of the Group, as all required information is currently being appropriately captured and disclosed, it is relevant to the application of the Group's accounting policy in identifying future potential related party relationships.

Amendment to IAS 32 Financial Instruments: Presentation—Classification of Rights Issues.    The amendment alters the definition of a financial liability in IAS 32. It classifies certain rights issues, options or warrants as equity instruments. This is applicable if the rights are given pro rata to all of the existing owners of the same class of an entity's non-derivative equity instruments, in order to acquire a fixed number of the entity's own equity instruments for a fixed amount in any currency. The Group did not enter into any rights issue, options or warrants which would be affected by this amendment. If the Group had such instruments, these would no longer be classified as derivatives with changes in fair value impacting profit or loss. The amendment is effective for financial years beginning on or after 1 February 2010.

Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement.    The amendment was made to remove an unintended consequence when an entity is subject to minimum funding requirements (MFR) and makes an early payment of contributions to cover those requirements. The amendment permits a prepayment of future service cost by the entity to be recognised as a pension asset. The Group's defined benefit obligation liability is not affected by this amendment. However, the amendment is incorporated into the Group's accounting policy.

Improvements to IFRSs    In May 2010, the Board issued its third omnibus of amendments to standards, primarily with a view to removing inconsistencies and clarify wording. There are separate transitional provisions for each standard. The adoption of the following amendments resulted in changes to accounting policies, but no impact on the financial position or performance of the Group.

•
IFRS 3 Business Combinations: The measurement options available for non-controlling interest (NCI) were amended. Only components of NCI that constitute a present ownership interest that entitles their holder to a proportionate share of the entity's net assets in the event of liquidation should be measured at either fair value or at the present ownership instruments' proportionate share of the acquiree's identifiable net assets. All other components are to be measured at their acquisition date fair value (see note 5).

•
IFRS 7 Financial Instruments—Disclosures: The amendment was intended to simplify the disclosures provided by reducing the volume of disclosures around collateral held and improving disclosures by requiring qualitative information to put the quantitative information in context. The Group reflects the revised disclosure requirements in note 20.

•
IAS 1 Presentation of Financial Statements: The amendment clarifies that an entity may present an analysis of each component of other comprehensive income either in the statement of changes in equity/(deficit) or in the notes to the Consolidated Financial Statements. The Group provides this analysis in the Consolidated Statement of Changes in Equity/(Deficit) with further disclosures in the notes where necessary.

The adoption of standards or interpretations in relation to the Consolidated Financial Statements for the year ended 31 December 2010 had the following impact:

•
IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended)

  IFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring after it became effective. Changes affect the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reported results.

  IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions no longer give rise to goodwill, nor do they give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes by IFRS 3 (Revised) and IAS 27 (Amended) affect acquisitions or loss of control of subsidiaries and transactions with non-controlling interests after 1 January 2010.

  The change in accounting policy was applied prospectively. The only material impact on the 2010 Consolidated Financial Statements relates to transactions costs incurred on the business combination of GFI Software (Florida), Inc of USD533,000 (note 5), which were expensed to the Consolidated Income Statement under IFRS3 (Revised).

4.2   Standards, interpretations and amendments to published standards issued but not yet effective

Up to the date of approval of these Consolidated Financial Statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective for the current reporting period and which have not been adopted early. Unless as otherwise stated, none of these standards, interpretations and amendments are expected to have an impact on the financial position or performance of the Group. These are as follows:

•
IAS 1 Financial Statement Presentation—Presentation of Items of Other Comprehensive Income The amendments to IAS 1 change the grouping of items presented in Other Comprehensive Income ("OCI"). Items that could be reclassified (or 'recycled') to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and has no impact on the Group's financial position or performance. The amendment becomes effective for annual periods beginning on or after 1 July 2012.

•
IAS 12 Income Taxes—Recovery of Underlying Assets. The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after 1 January 2012.

•
IAS 19 Employee Benefits (Amendment) The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amendment, which becomes effective for annual periods beginning on or after 1 January 2013, does not impact the Group.

•
IAS 27 Separate Financial Statements (as revised in 2011) As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements. The Group does not present separate financial statements. The amendment becomes effective for annual periods beginning on or after 1 January 2013.

•
IAS 28 Investments in Associates and Joint Ventures (as revised in 2011) As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after 1 January 2013.

•
IFRS 7 Financial Instruments: Disclosures—Enhanced Derecognition Disclosure Requirements. The amendment requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the Group's financial statements to understand the relationship with those assets that have not been derecognised and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognised assets to enable the user to evaluate the nature of and risks associated with, the entity's continuing involvement in those derecognised assets. The amendment becomes effective for annual periods beginning on or after 1 July 2011. The amendment affects disclosure only and has no impact on the Group's financial position or performance.

•
IFRS 9 Financial Instruments: Classification and Measurement IFRS 9 as issued reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after 1 January 2013. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the second half of 2012. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group's financial assets, but will potentially have no impact on classification and measurements of financial liabilities. The Group will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

•
IFRS 10 Consolidated Financial Statements IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation—Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgement to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard becomes effective for annual periods beginning on or after 1 January 2013. This amendment will have no impact on the Consolidated Financial Statements of the Group.

•
IFRS 11 Joint Arrangements IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The application of this new standard will not impact the financial position of the Group. This standard becomes effective for annual periods beginning on or after 1 January 2013.

•
IFRS 12 Disclosure of Involvement with Other Entities IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity's interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after 1 January 2013.

•
IFRS 13 Fair Value Measurement IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Group is currently assessing the impact that this standard will have on its financial position and performance. This standard becomes effective for annual periods beginning on or after 1 January 2013.

The IASB has issued the Annual Improvements to IFRSs—2009–2011 Cycle, which contains amendments to its standards and the related Basis for Conclusions. The annual improvements project provides a mechanism for making necessary, but non-urgent, amendments to IFRS. The effective date for the amendments is for annual periods beginning on or after 1 January 2013. Earlier application is permitted in all cases, provided that fact is disclosed. This project has not yet been endorsed by the European Union ("EU"). The Group is in the process of assessing the potential impact of this guidance on the financial position or performance of the Group.

IAS 1 Financial Statement Presentation:    Clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative period is the previous period. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional comparative period does not need to contain a complete set of financial statements. In addition, the opening statement of financial position (known as the third balance sheet) must be presented in the following circumstances: when an entity changes its accounting policies, makes retrospective restatements or makes reclassifications, and that change has a material effect on the statement of financial position. The opening statement would be at the beginning of the preceding period. However, unlike the voluntary comparative information, the related notes are not required to accompany the third balance sheet.

IAS 16 Property, Plant and Equipment:    Clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

IAS 32 Financial Instruments:    Presentation: Clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders.

IAS 34 Interim Financial Reporting:    Clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments. Total assets and liabilities for a particular reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity's previous annual financial statements for that reportable segment.

Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12)

The IASB issued amendments to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities. The amendments change the transition guidance to provide further relief from full retrospective application. The date of initial application in IFRS 10 is defined as 'the beginning of the annual reporting period in which IFRS 10 is applied for the first time'. The assessment of whether control exists is made at 'the date of initial application' rather than at the beginning of the comparative period. If the control assessment is different between IFRS 10 and IAS 27/SIC-12, retrospective adjustments should be determined. However, if the control assessment is the same, no retrospective application is required. If more than one comparative period is presented, additional relief is given to require only one period to be restated. For the same reasons IASB has also amended IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities to provide transition relief. This guidance has not yet been endorsed by the EU. The Group is in the process of assessing the impact of the guidance on the financial position or performance of the Group. The guidance is effective for annual periods beginning on or after 1 January 2013.

Forthcoming Guidance

IFRS 9 Financial Instruments: Classification and Measurement IFRS 9 as issued reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets and liabilities as defined in IAS 39. As other phases of the project are completed, they will be added to IFRS 9 (2010). Mandatory Effective Date of IFRS 9 and Transition Disclosures (Amendments to IFRS 9 and IFRS 7), published in December 2011, deferred the mandatory effective date of IFRS 9 (2010) and IFRS 9 (2009) to annual periods beginning on or after 1 January 2015. Early application is permitted. The amendments also modified the relief from restating prior periods. However, entities that choose not to restate prior periods are required to provide additional transitional disclosures. The Group is in the process of assessing the potential impact of this guidance on the financial position or performance of the Group.

IFRS 13 Fair Value Measurement aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The standard defines fair value on the basis of an 'exit price' notion and uses a 'fair value hierarchy,' which results in a market-based, rather than entity-specific, measurement. IFRS 13 is effective for annual periods beginning on or after 1 January 2013. The Group is in the process of assessing the potential impact of this guidance on the financial position or performance of the Group.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32 and IFRS 7) was published in December 2011. The amendments to IAS 32 clarify the requirements for offsetting financial instruments. The amendments to IFRS 7 introduce new disclosure requirements for financial assets and financial liabilities that are offset in the statement of financial position, or are subject to master netting arrangement or similar agreement. The amendments to IFRS 7 is applied retrospectively for annual periods beginning on or after 1 January 2013, while the amendments to IAS 32 is applied retrospectively for annual periods beginning on or after 1 January 2014. Early application is permitted, provided that fact is disclosed. The Group is in the process of assessing the potential impact of this guidance on the financial position or performance of the Group.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27) The amendments are effective for annual periods beginning on or after 1 January 2014 with early adoption permitted. The amendments apply to a particular class of business that qualify as investment entities. The IASB uses the term 'investment entity' to refer to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. An investment entity must also evaluate the performance of its investments on a fair value basis. Such entities could include private equity organisations, venture capital organisations, pension funds, sovereign wealth funds and other investment funds. Under IFRS 10 Consolidated Financial Statements, reporting entities were required to consolidate all investees that they control (i.e. all subsidiaries). The Investment Entities amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them. This amendment will have no impact on the Consolidated Financial Statements of the Group.

4.3   Summary of significant accounting policies

The following significant accounting policies used in the preparation of the annual Consolidated Financial Statements have been applied consistently to all periods presented unless otherwise indicated below.

Business combinations and goodwill

Business combinations from 1 January 2010

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, determined by reference to the acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition costs incurred are expensed and included in general and administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it is not remeasured until it is finally settled within equity.

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration transferred is less than the fair value of the net assets acquired, the difference is recognised in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of annual impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units ("CGUs") that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognised as a result of such transactions. Any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid is recognised directly in equity and attributed to the owners of the Company.

Business combinations prior to 1 January 2010

In comparison to the above-mentioned requirements, the following differences applied:

Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest (formerly known as minority interest) was measured at the proportionate share of the acquiree's identifiable net assets.

Business combinations achieved in stages were accounted for as separate steps. Any additional acquired share of interest did not affect previously recognised goodwill. When the Group acquired a business, embedded derivatives separated from the host contract by the acquiree were not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract.

Contingent consideration was recognised if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognised as part of goodwill.

Non-controlling interests

In connection with a business combination, non-controlling interests were initially measured at their proportionate interest in the identifiable net assets of a subsidiary and no goodwill was initially attributed to the non-controlling interest. When changes occurred to the parent's ownership interest in a subsidiary without the parent losing control, the interests of the parent and the non-controlling interest in a subsidiary were adjusted to reflect the relative change in their interests in the subsidiary's equity. The adjustments to the non-controlling interest were determined by only attributing a proportionate amount of the identifiable net assets of the subsidiary and no adjustment was made to the carrying amount of goodwill as a result of a change in the non-controlling interest without loss of control.

Common control business combinations

Business combinations arising from transfers of interests in entities that are under the control of the party that controls the Group are accounted for as if the transaction had occurred at the beginning of the earliest comparative year presented or, if later, at the date that control was established. The assets and liabilities of entities that are under common control by the party that controls the Group are recognised at the carrying amounts as previously recognised in their respective Consolidated Financial Statements. The components of equity of entities that are under common control are added to the same components within Group equity and any gain or loss arising is recognised directly in equity.

Foreign currency translation

The Consolidated Financial Statements are presented in United States dollars, which is the Company's presentation currency. The Company's functional currency is the Euro. The presentation currency is different from the functional currency to more closely align the Consolidated Financial Statements to the Group's external financial reporting requirements as well as with current internal management reporting. Each entity in the Group has its own functional currency which is dependent on its primary economic environment and items included in the Consolidated Financial Statements of each entity are measured using the functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange prevailing at the reporting date and all exchange differences are taken to the Consolidated Statement of Comprehensive Income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to United States dollars at exchange rates at the reporting date. Foreign currency differences are recognised in other comprehensive income, and presented in the foreign currency translation reserve within total equity / (deficit).

As at the reporting date, the assets and liabilities of the subsidiaries are translated into the presentation currency of the Company (United States dollars) at the rate of exchange prevailing at the reporting date and their income statement is translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are recognised in the Consolidated Statement of Other Comprehensive Income and presented in foreign currency translation reserve within total equity / (deficit).

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Cost includes expenditure that is directly attributable to the acquisition of the asset. For property, plant and equipment acquired through a business combination the cost is taken to be the allocated fair value as per the respective purchase price allocation.

Depreciation is calculated using the straight-line method to write off the cost of the assets to their residual values over their estimated useful lives as follows:

Years

Motor vehicles	3 - 5
Office equipment	4 - 6
Computer equipment	3 - 5
Fixtures and fittings	4 - 10
Computer software	2 - 5
Leasehold improvements	Over the shorter of the useful life or estimated life of the lease

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Consolidated Income Statement in the year the asset is derecognised.

The assets' residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at least at each financial year end.

Other intangible assets

Other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, other intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

The useful lives of other intangible assets are assessed as either finite or indefinite.

Other intangible assets with finite lives are amortised over the estimated useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The estimated useful life and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on other intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Other intangible assets with indefinite useful lives are not amortised, but are tested for impairment annually on an individual basis. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Costs incurred in the research and development of new software products are expensed as incurred until technical feasibility is established and it is probable that the products will be developed for release and generate future economic benefits. Research and development costs include salaries and benefits of researchers, supplies and other expenses incurred with research and development efforts. Development costs are capitalised beginning when a product's technical feasibility has been established and ending when the product is available for general release to customers. Technical feasibility is reached when the product reaches the workings model stage and the Group has determined that it has the ability to use and sell it as a product. To date, products and enhancements have generally reached technical and market feasibility and have been released for sale at substantially the same time and all research and development costs have been expensed.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds, if any, and the carrying amount of the asset and are recognised in the Consolidated Income Statement when the asset is derecognised.

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount.

An asset's recoverable amount is the higher of an asset's or CGU fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the Group makes an estimate of recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the Consolidated Income Statement unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs), to which the goodwill relates. Where the recoverable amount of the CGU is less than their carrying amount an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its annual impairment test of goodwill as at 31 December.

Other intangible assets

Other intangible assets with indefinite useful lives are tested for impairment annually as at 31 December either individually or at the CGU level, as appropriate.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average cost and comprises the expenditure incurred in acquiring the inventories and other costs incurred in bringing the inventories to their present location and condition. Net realisable value represents the estimated selling price in the ordinary course of business less the costs to be incurred in marketing, selling and distribution.

Trade and other receivables

Trade receivables are recognised at the original invoiced amount. Subsequent to initial recognition, trade receivables are measured at cost (amortised cost in the case of non-current receivables) less any impairment losses.

The Group considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant loans and receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together loans and receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of an account receivable is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against loans and receivables. Interest on the impaired asset continues to be recognised. Receivables are written off when there is no realistic prospect of future recovery and any collateral has been released or transferred to the Group. When a subsequent event (e.g. repayment by a debtor) causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Cash and cash equivalents

Cash at bank and in hand in the Consolidated Statement of Financial Position comprise cash at banks, cash in hand and short-term deposits with an original maturity of three months or less.

Cash and cash equivalents are defined as cash in hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of any outstanding bank overdrafts.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less direct attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. The amortisation is included in finance costs in the Consolidated Income Statement.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the Consolidated Income Statement.

Trade and other payables

Liabilities for trade and other amounts payable are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

Amounts due to related parties are recognised and carried at cost.

Preferred shares

Preferred share capital is classified as equity if it is non-redeemable or redeemable only at the Group's option, and any dividends are discretionary. Dividends thereon are recognised as distributions within equity.

Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Share-based payment transactions

Employees, directors and officers of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees, directors and officers is measured by reference to the fair value at the date on which they are granted. The fair value is determined by using an appropriate option pricing model, further details of which are given in note 16.

The grant date for each grant is determined as the date following the evidenced approval of a share option grant in which an employee was informed of the terms and conditions of the option grant and both the Group and the employee shared an understanding of the terms and conditions of the arrangement once these criteria were met. Share option expense commences on the grant date of each option grant.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the option vest, ending on the date on which the relevant employees, directors and officers become fully entitled to the award (the "vesting date").

The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. No expense is recognised for awards that do not ultimately vest.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognised is the expense as if the terms had not been modified if the original terms of the award are met. An additional expense is recognised for any modification, which increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

Where an equity-settled award has vested and is subsequently forfeited or is not exercised after the lapse of the vesting period, any previously recognised expense is not reversed but an amount equivalent to the cumulative cost of such awards is transferred directly from capital contribution for share options to retained earnings.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at the inception date and whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in the Consolidated Income Statement.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

Operating lease payments are recognised as an expense in the Consolidated Income Statement on a straight-line basis over the lease term.

A reassessment is made after inception of the lease only if one of the following applies:

  a.
  There is a change in contractual terms, other than a renewal or extension of the arrangement;

  b.
  A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;

  c.
  There is a change in the determination of whether fulfilment is dependent on the specified assets; or

  d.
  There is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances give rise to the reassessment for scenarios (a), (c) or (d) and at the date of renewal or extension period for scenario (b).

Revenue recognition

Revenue is derived primarily from the sales of software licences and web-based services, maintenance, subscriptions, and in certain instances, hardware. Web-based services include connectivity services and software as a service. Maintenance includes when-and-if-available software and/or content updates and on-going technical support. Subscriptions are comprised of term-based software licences that include concurrent maintenance and other bundled licence and maintenance arrangements where the licence does not qualify for separation from the bundled maintenance.

Revenue is measured at the fair value of consideration received or receivable (net of returns, applicable discounts and sales taxes and other similar assessments collected from customers and remitted to government authorities) and is recognised in accordance with IAS 18 Revenue when each of the following criteria for revenue recognition under IAS 18 Revenue has been met:

•
The amount of revenue and costs incurred or to be incurred in respect of the transaction can be measured reliably;

•
The entity has transferred to the buyer the significant risks and rewards of ownership of the goods, and it is probable that the economic benefits associated with the transaction will flow to the Group; and

•
In the case of licences and hardware, the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; and in the case of services, the stage of completion of the transaction at the end of the reporting period.

The Group enters into perpetual and term-based software licence arrangements (subscriptions) through direct sales to end user customers and indirectly through resellers, distributors and original equipment manufacturers ("OEMs"). The Group typically recognises licence revenue upon sell-in to resellers and distributors. Under certain channel partner arrangements, revenue is recognised on a sell-through basis whereby the revenue amount is determined based on the product keys issued to the ultimate named end user as reported periodically by the channel partner. Sales arrangements do not include return, refund or rebalancing rights. Sales to resellers, distributors and OEMs are recorded net of discounts and commissions. Revenue from OEM transactions is recognised in the period earned based on periodic reports provided to the Group by OEMs upon sales of their product within which the Group's software is embedded.

When arrangements with separately identifiable components exist and the components are distinct and separable, the amount allocated to each component is based on its relative fair value. A component in an arrangement with multiple components is considered distinct and separable when each of the following criteria are met:

•
The component has standalone value (for example, sold separately);
•
The component is not essential to the functionality of other components; and
•
The fair value of the component can be reliably estimated.

The fair value of the separately identifiable components is the publicly available price list to which consistent discounts are applied based on customer class and geography. The Group validates fair value annually by conducting a study examining standalone sales to determine if a sufficient number of such sales are enacted at prices consistent with the related list prices. To the extent the arrangement consideration reflects a discount incremental to what is otherwise available on the basis of customer class and geography, the discount is then allocated proportionately to each component on the basis of the components' relative fair values. The arrangement consideration allocated to each component is then recognised in accordance with the criteria established in IAS 18 Revenue. In the case of licences and hardware, revenue is recognised upon delivery, and in the case of services, revenue is recognised as benefits are transferred to the end user, assuming all other revenue recognition criteria have been met.

If the arrangement includes multiple components, which are not considered distinct and separable, the entire arrangement consideration is deferred and recognised upon delivery of the final component or as services are rendered if the undelivered component is services. When the undelivered component is a service component that spans multiple periods, for instance maintenance, web-based services, and subscriptions, the entire arrangement consideration is recognised rateably over the period services are rendered.

Licences

The Group recognises revenue from perpetual licences and hardware when the significant risks and rewards of ownership have passed to the buyer as evidenced by delivery which typically occurs by electronic transfer of the licence key for the use of the software, assuming all other revenue recognition criteria have been met.

Web-based services, maintenance and subscriptions

Web-based services—connectivity services

Collaboration software is licensed on a perpetual basis and is primarily sold with the right to connectivity services and maintenance which includes minor updates, on a when and if available basis, and in some instances, technical support, for an unspecified period. Major updates, licenses for additional workstations, or access for additional users are sold separately.

Collaboration software arrangements, which are bundled with connectivity services and maintenance, are recognised rateably on a daily basis over the estimated technological life of the software, which the Group has estimated to be forty-eight months. Due to the high volume of billings, the Group meets the requirement of paragraph 20(b) of IAS 18 by reducing the gross amount of billings to the estimated amount that it believes will ultimately flow to the Group. The Group determines this amount by analysing the historical write-off of billings to arrive at an estimated percentage of billings for which it is not probable that the economic benefits associated with the transactions will flow to the entity, currently 3%. The Group then records billings net of this percentage when recognising revenue, accounts receivable and deferred revenue. Subsequent purchases of major updates or licences for additional workstations or users are considered contract modifications for which the arrangement consideration is added to any remaining unrecognised deferred revenue and recognised rateably over a prospective forty-eight month period.

Web-based services—software-as-a-service

Software as a service revenue is comprised of subscription fees from customers who access Group-hosted software and services offerings. Monthly usage is billed and recognised as the service is provided.

Web-based services—activation services

Access to Group-hosted software and the corresponding service offerings requires a series of initial activation procedures, including deployment of agents and hosted dashboard set-up, for which the customer is charged a fee. This fee represents incremental arrangement consideration associated with the overall Group-hosted software arrangement. Revenue from activation services is earned over the period during which a customer's servers or workstations interact with the Group-hosted software. The Group has estimated this period to be approximately twelve months based on analysis of historical data describing the period during which a customer's servers or workstations interact with the Group-hosted software.

Accordingly, revenue from activation services is recognised rateably, on a daily basis, over the twelve month period beginning when the activation services have been billed.

Web-based services—branding services

Group-hosted software customers have the option to re-brand certain components of the deployed agents and the hosted dashboards such that the customer's proprietary brand is displayed in the corresponding user interfaces. Customers are charged a one-time fee for branding services, which entitles them to once-yearly branding updates during the customer relationship period. Revenue from branding services is earned over the period during which the Group maintains a relationship with the customer. The Group has estimated this period to be approximately sixty months based on analysis of historical data describing the period during which the Group maintains a relationship with the customer. Accordingly, revenue from branding services is recognised rateably, on a daily basis, over the sixty-month period beginning when the branding services have been billed.

Maintenance

Maintenance, which is provided with all new licence arrangements, and sold on an optionally renewable basis, includes when-and-if-available software and/or content updates and technical support. Revenue related to maintenance arrangements is recognised rateably over the period services are provided.

Software subscriptions

Certain of the Group's offerings are marketed as licence subscriptions to the most current version of the applicable licence. These term-based licences are not separable from the coterminous maintenance. The related revenue is recognised rateably on a daily basis over the specified subscription term when that period is determinate.

When the subscription term is not determinate, the Group recognises the related subscription revenue rateably on a daily basis over the estimated period of time a customer is expected to benefit from the subscription service, currently based on an analysis of historical data describing the period during which individual term-based licences remained active. Based on this analysis, management has estimated this period be forty-eight months from delivery, assuming all other revenue recognition criteria have been met.

Returns

The Group records returns as an offset to revenue in the period during which revenue is recorded. Any offsetting amounts associated with returns are based on analysis of actual returns made during the relevant period.

Cost of sales

Cost of sales consists of direct personnel and overhead costs, royalty costs, merchant fees, data centre charges, charges for third party contractors, hardware, third party software and amortisation of acquired software and patents.

Royalty costs

Royalty costs are recognised on an accrual basis in accordance with the substance of the relative agreements. Any royalties paid in advance, to the extent recoverable from future sales, are included as part of prepayments and deferred costs within other current assets.

Borrowing costs

Borrowing costs that are not directly attributable to the acquisition, contribution or production of a qualifying asset are recognised in profit or loss using the effective interest method. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Compound financial instruments

Compound financial instruments are separated into liability and equity components based on the terms of the contract.

Compound financial instruments issued by the Company comprise convertible preferred equity certificates ("CPECs") that (i) were subject to mandatory redemption, (ii) were convertible to share capital at the option of the holder and the approval of the Board of Managers and (iii) the Company had a prepayment option. The number of shares to be issued did not vary with changes in their fair value.

The liability component of a compound financial instrument was recognised initially at the fair value of a similar liability that did not have an equity conversion option. The equity component was recognised initially as the difference between the fair value of the compound financial instrument as a whole and the combined fair value of the liability component and the prepayment option. Any directly attributable transaction costs were allocated to the liability and equity components in proportion to their initial carrying amounts. The prepayment option was recognised at fair value.

Subsequent to initial recognition, the liability component of a compound financial instrument was measured at amortised cost using the effective interest method. The equity component of a compound financial instrument was not re-measured subsequent to initial recognition. The fair value of the prepayment option was reassessed at each reporting date.

Interest, losses and gains relating to the financial liability were recognised in profit or loss. On conversion, the liability was reclassified to equity; no gain or loss was recognised on conversion. The Group did not have any compound financial instruments at 31 December 2011.

Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities as a result of filed or to be filed tax returns for the current and prior periods. The tax rates and tax laws used to compute these amounts are those that are enacted or substantively enacted by the reporting date in the jurisdictions where the respective company generates taxable income.

Current income taxes are computed in accordance with the applicable law. However no tax system can anticipate every possible complex transaction, accordingly the application of tax rules is sometimes open to interpretation by both the preparers of the financial statements and the taxation authorities. Uncertain tax positions are accounted for as part of the current income tax liability to the extent that it is probable that an outflow of economic resources will occur upon examination by the tax authority.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

•
where the deferred income tax liability arises from the initial recognition of goodwill in a business combination;

•
the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•
where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax relating to items recognised outside profit or loss is recognised outside profit or loss. Deferred tax items are recognised in correlation to the underlying transaction either in the income statement or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set-off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Sales tax/value added tax

Revenues, expenses and assets are recognised net of the amount of sales tax/value added tax except:

•
where the sales tax/value added tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax/value added tax is recognised as part of the asset or as part of the expense item as applicable; and

•
receivables and payables that are stated inclusive of the amount of sales tax/value added tax included.

The net amount of sales tax/value added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the Consolidated Income Statement net of any reimbursement.

Earnings per share

The Group presents basic and diluted earnings per share data for the Company's shares together with comparative per share data for its Class A Common Shares ("Class A Common Shares") and Class B Participating Preferred Shares. Basic earnings per share is calculated by dividing the profit or loss attributable to the respective class of shares by the weighted average number of shares outstanding during the year, adjusted for own shares held. Diluted earnings per share is determined by adjusting the profit or loss attributable to shares and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options and restricted stock awards granted to employees, the convertible CPECs, convertible notes and shares issuable as contingent consideration as part of a business combination.

As discussed in Note 1, effective 14 November 2012, the Company effected a 1-for-3 reverse stock split of its Class A Common Shares. The weighted average number of shares of Class A Common Shares has been retroactively adjusted to account for the reverse stock split for all periods presented.

Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses that relate to transactions with any of the Group's other components. All operating segments' operating results are reviewed regularly by the Group's Chief Executive Officer ("CEO") to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are comprised mainly of head office and other corporate expenses, finance revenue and finance costs, tax benefit and expense, and finance expenses.

In January 2012, the Group changed its internal organisational reporting structure and identified three reportable operating segments and a corporate category. Prior to January 2012, the Company was organised into one segment.

4.4  Significant accounting judgments, estimates and assumptions

In preparing the Consolidated Financial Statements, the Company's Board of Managers, with the assistance of management, is required to make judgments, estimates and assumptions that affect the reported revenue, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Use of available information and application of judgment are inherent in the formation of estimates. Actual results in the future could differ from such estimates and the differences may be material to the Consolidated Financial Statements. These estimates are reviewed on a regular basis and if a change is needed, it is accounted in the period the changes become known.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Fair value of other intangible assets

The Group recognises the other identifiable intangible assets at fair value at the date of acquisition of its subsidiaries. In determining the other intangible assets' fair value, the Group adopts the valuation approach that the Group determines is most appropriate for the asset being valued, typically the income or replacement cost approach.

The income approach is used for acquired assets whose value is determined by the Group to be income generating and for assets that could not be replaced by re-building or purchasing the asset. In adopting the income approach, the Group uses the multi-period excess earnings method or the royalty savings method, depending upon the identified asset. The multi-period excess earnings method values an other intangible asset using the present value of incremental after-tax cash flows attributable only to that other intangible asset. Using this method, the fair value of the other intangible asset is estimated by deducting expected costs, including direct costs, contributory charges and the related income taxes, from expected revenues attributable to that asset to arrive at after-tax cash flows. The contributory asset charges represent the fair returns, charges or economic rents of other assets that contribute to the generation of the expected revenues and are applied on an after-tax basis. The remaining cash flows are then discounted to their present values and totaled to arrive at the fair value of the other intangible asset acquired (note 15). The royalty savings method values an other intangible asset at an amount equal to the savings that would result from having ownership of and therefore not paying royalties for the right to use the other intangible asset. Using this method, the fair value of the other intangible asset is estimated by taking the after-tax net royalty savings over the life of the intangible asset as an indication of its value. The remaining cash flows are then discounted to their present values and totaled to arrive at the fair value of the other intangible asset acquired.

The replacement cost approach is used for acquired other intangible assets that the Group determines could be replaced by re-building or purchasing the asset. In adopting the replacement cost approach, the Group estimates the value of the intangible asset by determining the costs associated with re-building or purchasing the asset.

Determining the fair value of intangible assets acquired requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, asset lives and market multiples. The judgments made in determining the estimated fair value of intangible assets, as well as their useful lives, can significantly impact the Group's financial position and results of operations.

Fair value of CPECs

The Group determined that the Company's CPECs have a financial liability component because the terms and conditions of the CPECs contain a contractual obligation to transfer cash or other financial assets. The fair value of the liability component has been determined by reference to the fair value of similar stand-alone debt instruments (including any embedded non-equity derivatives). The amount allocated to the equity component is the residual after deducting the fair value of the financial liability component from the fair value of the entire compound instrument.

In separating the convertible instrument, the liability component is the present value of the stream of future contractual cash flows discounted at a market rate applicable to similar debt instruments without the embedded derivatives.

The Group's best estimate of the period within which the CPECs were to be exited by the holder, if not prepaid by the Company earlier, was within the first four years of the tenure of the CPECs, on the basis that this is the shareholder's average and expected investment period for typical investments. The cash flows were discounted over the expected period by an appropriate market rate (represented by the Euribor rate plus the Company's credit spread).

Fair value of interest bearing loans and borrowings

The Group's interest bearing loans and borrowings are all floating rate liabilities that are carried at amortised cost. On initial recognition and at each financial reporting date, the Group evaluates the fair value of these instruments on the basis of prevailing market rates of interest and the Group's own credit risk. The applicable interest rates of the Group's interest bearing liabilities, as described in note 20 to the financial statements, have been determined by the Group as reflecting market terms and conditions, and accordingly no adjustment was deemed necessary to the fair value of the instruments on initial recognition. The fair value of the interest bearing loans and borrowings at the reporting date is determined for disclosure purposes only by performing a discounted cash flow analysis using market yields as of the balance sheet date.

Fair value of promissory notes

The fair value of the promissory notes (note 20 (iii) (b)) on initial recognition was calculated based on the present value of future principal and interest cash flows, using a 10% discount rate determined by management to be the applicable market rate of a liability with the same terms and conditions.

Fair value measurement of contingent consideration

Contingent consideration, resulting from business combinations is recognised at fair value at the acquisition date as part of the business combination. The obligation to settle the contingency by the issue of shares in the Company was classified as equity. In the case of contingent consideration classified as equity, this is not remeasured except when settled by the issue of shares.

Determining the fair value of contingent consideration as of the acquisition date requires the Group to make estimates and assumptions, including future cash flows and discount rates and management's assessment of relative risk inherent in the associated cash flows. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

Fair value of deferred revenue acquired in business combinations

The fair value of deferred revenue performance obligations acquired in business combinations has been recorded based on the estimated fair value of the obligations on the acquisition date using a cost-based approach. The fair value of the obligation was estimated using the expected costs that the Group estimated would be necessary for a market participant to fulfil the remaining customer performance obligations and by applying a reasonable profit margin to these costs. The Group estimated the reasonable profit margin by identifying and reviewing the profit margin of potential market participant companies using information that was available at the time of each acquisition.

Other intangible assets with indefinite useful life

The Group recognises the 'TeamViewer' and 'VIPRE' brand names as having an indefinite useful life. In determining the useful life of these brands, management has considered the strength of the brands, and any factors which might limit the usefulness of these brands. Furthermore, in determining the useful life of these intangible assets, management considers the strength of the Group's legal title over the assets, and its intention to indefinitely continue using and building upon the brand names.

Intangible assets with indefinite useful lives are not amortised, but are tested for impairment annually on an individual basis. In addition, the useful lives of the assets are reviewed annually to determine whether the indefinite life continues to be supportable.

Impairment of goodwill and other intangible assets

The Group determines whether other intangible assets and goodwill are impaired at least on an annual basis. This requires an estimation of the "value in use" of the CGUs to which the other intangible assets and goodwill are allocated. Estimating value in use amount requires management to make an estimate of the expected future cash flows from the CGU and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The estimates used to calculate the "value-in-use" of the CGUs change from year-to-year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and impairment for each CGU. Further details are given in notes 14 and 15, respectively.

Deferred income taxes

The Group uses the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. This assessment requires management judgment, estimates and assumptions. In evaluating the Group's ability to utilise the deferred tax assets, the Group considers all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable.

The judgments regarding future taxable income are based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or estimates and assumptions could require that the Group reduces the carrying amount of its net deferred tax assets.

Uncertain tax positions

The Group is required to calculate and pay income taxes in accordance with applicable tax law. The application of tax rules to complex transactions is sometimes open to interpretation, both by the Group and by the taxation authorities. The tax authorities may challenge positions taken by the Group in determining its current income tax expense and require further payments. Those interpretations of tax law that are unclear are generally referred to as uncertain tax positions.

The Group calculates its current tax assets/ liabilities for the current and prior periods at the amount expected to be paid to (or recovered from) the taxation authorities which involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. If the Group determines that it is probable that an outflow of economic resources will occur, i.e. that upon examination of the uncertain tax position by the appropriate tax authority, the Group will, for example, not be entitled to a particular tax credit or deduction or that a particular income stream will be judged taxable, the Group records a liability based on its best estimate of the amount of the economic outflow that may occur as a result of the examination of the uncertain tax position by the tax authority. The Group's best estimate of the amount to be provided is determined by the judgment of management, supplemented by experience of similar transaction and, in some cases, reports from independent experts.

Revenue recognition

The Group does not account separately for identifiable components of an arrangement if the components are not distinct and separable. Identifiable components of an arrangement are considered separable when the components have standalone value, their fair value can be estimated reliably and they do not rely on any other component for essential functionality. The determination of whether a component is separable is judgmental because it requires the Group to evaluate whether the customer derives value from that component that is not dependent on other identifiable components of the same arrangement. The Group's evaluation of the fair value of its separately identifiable components also requires the application of judgment as to the sufficiency of the number of standalone sales and the proximity of such sales to one another necessary to support fair value. The timing and amount of revenue recognition can vary depending on how these judgments are exercised. For example, software revenue which may otherwise have been recognised up front is instead recognised rateably over the term of the component on which its value is dependent.

Connectivity services, activation services and branding services are associated with an indeterminate period as are certain of the Group's consumer offerings. Estimation of expected terms requires the use of judgment such as estimated technological life, server connection periods and customer relationship periods, as applicable. The timing and amount of revenue recognition can vary depending on how such judgment is exercised. The determination of estimated technological life of the software is made by management taking into consideration such factors as customer usage over time, pricing interdependencies, estimates of the life of hardware and operating systems on which the licence will be used. To date, there is no indication that the estimated technological life of the software will change. The determination of server connection periods and customer relationship periods are based on the Group's evaluation of historical patterns and its expectations of future patterns. Material differences may result in the amount and timing of revenue for any period if the Group makes different judgments or utilises different estimates.

Revenue for the Group's Collaboration product is recognized net of allowance. The Group estimates the allowance based on historical collections.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share based payment transactions are disclosed in note 16.

5.     Business combinations, disposals and acquisition of non-controlling interest

Acquisition in 2011

Acquisition of Monitis GFI CJSC and Monitis, Inc.

On 28 September 2011, the Group acquired 100% of the equity interests in Monitis GFI CJSC and Monitis, Inc. (together, "Monitis,") as follows:

•
GFI Software LTD, incorporated in the British Virgin Islands, acquired 100% of the outstanding shares of Monitis GFI CJSC, an Armenian company; and

•
GFI USA, Inc., a Delaware corporation, acquired 100% of the outstanding shares of Monitis, Inc., also a Delaware corporation.

The acquisition of Monitis was intended to enhance the Group's existing software product offerings and to provide the Group's clients with a 'one stop shopping experience'.

This transaction has been accounted for using the acquisition method of accounting. The fair value of the identified assets and liabilities of Monitis as of the date of the acquisition and the corresponding carrying amounts immediately before the acquisition were:

	Fair value recognised on acquisition	Carrying value

	USD'000	USD'000
Property, plant and equipment	6	6
Intangible asset—software	3,255	259
Deferred tax assets	19	—
Other assets	21	21
Cash and cash equivalents	20	20

	3,321	306

Trade payables	(49)	(49)
Other liabilities	(81)	(81)
Deferred tax liability	(599)	—
Deferred revenue	(51)	(138)
Loan payable	(62)	(62)

	(842)	(330)

Net assets / (liabilities) acquired	2,479	(24)

Goodwill arising on acquisition (note 14)	1,904

Purchase consideration	4,383

The aggregate purchase price for Monitis was USD4,383,000, consisting of USD3,500,000 in cash paid upon closing, and USD883,000 which relates to a USD1,000,000 non- interest bearing note which is due to the seller on 28 March 2013, subject to working capital adjustments. The USD1,000,000 note was discounted by USD117,000 resulting from USD86,000 in estimated working capital adjustments and USD31,000 adjustment to reflect the fair value of the non-interest bearing note.

USD'000

Analysis of purchase consideration:
Cash consideration paid at closing	3,500
Estimated fair value of cash consideration to be paid on March 28, 2013	883
Total consideration	4,383

Analysis of cash flow on acquisition:
Cash consideration paid at closing	3,500
Net cash acquired	(20)

Net cash outflow (included in cash flows from investing activities)	3,480
Acquisition-related costs (included in cash flows from operating activities)	123
Total net cash outflow on acquisition	3,603

The identifiable intangible asset, specifically the Monitis software, was valued using the income approach and will be amortised on a straight-line basis over eight years, the period in which the substantial portion of the present value of the cash flows from the software are expected to be earned.

IAS 12 requires the recognition of deferred taxes in the case of fair value adjustments of assets or liabilities where the tax basis remains at the original value. The deferred tax assets amounting to USD19,000 were calculated using the statutory tax rates in effect in the jurisdictions where the adjusted assets and liabilities reside. The tax rate used for temporary differences in assets and liabilities of Monitis US is 34%; the tax rate used for temporary differences in assets and liabilities of Monitis GFI CJSC is 20%. The deferred tax liability amounting to USD599,000 represents the temporary difference arising from the step up in the fair value of the software intangible and was calculated based on a tax rate of 20%.

The loan payable amounting to USD62,000 represents the fair value of a note payable to the seller. The loan is interest free, and the Group has agreed to begin repaying the outstanding balance starting September 2012.

The valuation of the assumed deferred software subscriptions was based on the contractual commitment to provide on-going monitoring of servers, troubleshooting, customer support, bug fixes and disaster recovery activities throughout the duration of the subscriptions. The fair value of this assumed liability was based on the estimated cost plus a reasonable margin to fulfil these service obligations. The majority of the deferred revenue is expected to be recognised in the twelve months following the acquisition.

Goodwill recorded as part of this transaction will not be deductible for tax purposes and represents the excess of the purchase price over the aggregate fair value of the net identifiable assets acquired. The Group estimated the values of assets based on purchase price and future intended use.

The costs associated with the acquisition, amounted to USD123,000, consisting of legal and advisory services and are reported in the Consolidated Income Statement within general and administrative expenses and included in the Consolidated Statement of Cash Flows as a component of net cash flows from operating activities.

From the date of acquisition, Monitis contributed revenue of USD114,000 and a loss of USD361,000 to the results of the Group for 2011. If the combination had taken place at the beginning of the year, the loss for the Group would have been USD53,165,000 and revenue would have been USD120,284,000.

Acquisitions in 2010

Acquisition of GFI Software (Florida) Inc. (incorporated in Florida, USA)

On 1 June 2010 the Group acquired 100% of the equity interests in GFI Software (Florida) Inc. through GFI USA Holding Company, Inc., an indirect, wholly owned subsidiary of the Company incorporated in Delaware, United States of America.

The acquisition of GFI Software (Florida) was intended to enhance the range of products that can be offered to the Group's clients, primarily by providing the Group its own anti-virus engine.

This transaction has been accounted for using the acquisition method of accounting and the Group has measured the non-controlling interest using the proportionate interest in the fair value of the identifiable net assets.

The fair value of the identified assets and liabilities of GFI Software (Florida) as of the date of the acquisition and the corresponding carrying amounts immediately before the acquisition were:

	Fair value recognised on acquisition	Carrying value

	USD'000	USD'000
Property, plant and equipment	1,504	1,504
Intangible assets	28,241	1,761
Other assets	1,797	1,797
Trade and other receivables	4,220	4,049
Cash and cash equivalents	3,758	3,758

	39,520	12,869

Trade payables	(5,768)	(5,768)
Deferred tax liability	(5,878)	—
Other liabilities	(3,770)	(3,770)
Tax payable	(13)	(13)
Deferred revenue	(15,175)	(22,390)

	(30,604)	(31,941)

Net assets / (liabilities) acquired	8,916	(19,072)

Goodwill arising on acquisition (note 14)	31,815

Purchase consideration	40,731

USD'000

Analysis of purchase consideration:
Cash consideration financed by bank borrowings	19,076
Payment made directly by the shareholders in exchange for shares	21,655

Total consideration	40,731

Analysis of cash flow on acquisition:
Cash consideration financed by bank borrowings	19,076
Net cash acquired with subsidiary	(3,758)

Net cash outflow (included in cash flows from investing activities)	15,318
Acquisition-related costs of the acquisition (included in cash flows from operating activities)	533

Total net cash outflow on acquisition	15,851

The following are the identifiable intangible assets acquired, valuation method and their respective useful lives.

	Valuation approach	Amount	Useful life

		(USD'000)
Developed technology	Income approach	11,310	5 years
Customer relationships	Income approach	11,081	4-5 years
Patents and licences	Income approach	1,650	3-5 years
Trademarks and brand names	Income approach	4,200	Indefinite

In addition, the acquired trade receivables comprise gross contractual amounts due of USD3,748,000, of which USD37,000 was expected to be uncollectible at the acquisition date.

IAS 12 requires the recognition of deferred taxes in the case of fair value adjustments of assets or liabilities where the tax basis remains at the original value. The deferred tax liability amounting to USD5,878,000 has been derived using the subsidiary's tax rate of 37.63%.

Goodwill recorded as part of this transaction will not be deductible for tax purposes and represents the excess of the purchase price over the aggregate fair value of the net identifiable assets acquired. The Group estimated the values of assets based on purchase price and future intended use.

The costs associated with the acquisition amounted to USD533,000 and are reported in the 2010 Consolidated Income Statement within general and administrative expenses and included in the Consolidated Statement of Cash Flows in the net cash flows from operating activities.

From the date of acquisition, GFI Software (Florida) Inc. contributed revenue of USD14,986,000 and a loss of USD4,760,000 to the results of the Group for 2010. If the combination had taken place at the beginning of the year, the loss for the Group in 2010 would have been USD40,524,000 and revenue for 2010 would have been USD90,833,000.

Stepped acquisition in 2009 - 2010

Stepped acquisition of TeamViewer GmbH (incorporated in Germany)

During 2009 and 2010, the Group acquired 100% of the equity interests in TeamViewer GmbH through a series of transactions.

Acquisition of TeamViewer GmbH—2009 (Step 1)

On 29 July 2009, the Group acquired an indirect 55% equity interest in TeamViewer GmbH. The Group used a 100% owned shelf company incorporated in Germany, Iapetos Holding GmbH ("Iapetos"), as an investment vehicle. In exchange for all the shares in TeamViewer the Group transferred 45% equity interest in Iapetos, cash consideration and a note to the seller.

The acquisition of TeamViewer GmbH was intended to expand the Group's product offerings with remote management and monitoring software solutions for managed service providers.

This transaction has been accounted for using the purchase method. Since the acquisition of TeamViewer GmbH was an indirect acquisition of a subsidiary, the non-controlling interest represents the fair value of the 45% equity interest in Iapetos that was transferred to the seller. In addition, all of the goodwill has been recognised in the Consolidated Financial Statements of the Company.

Assets acquired and liabilities assumed

The fair value of the identified assets and liabilities of TeamViewer GmbH as of the date of acquisition and the corresponding carrying amounts immediately before the acquisition were:

	Fair value recognised on acquisition	Carrying value

	USD'000	USD'000
Property, plant and equipment	272	272
Intangible assets	76,611	63
Other assets	112	112
Trade receivables	4,281	4,692
Cash and cash equivalents	9,449	9,449

	90,725	14,588

Trade payables	(356)	(356)
Other liabilities	(1,224)	(1,224)
Tax payable	(6,671)	(6,671)
Deferred revenue	(4,166)	(33,305)
Deferred tax liability	(20,597)	—

	(33,014)	(41,556)

Net assets/(liabilities)	57,711	(26,968)

Goodwill arising on acquisition (note 14)	95,109

Purchase consideration	152,820

USD'000

Analysis of purchase consideration:
Cash consideration	103,313
Acquisition-related costs of the acquisition (included in cash flows from investing activities)	649

Cash consideration (including acquisition-related costs)	103,962
Seller note payable	21,045
Fair value of Iapetos shares transferred to the seller	27,813

Purchase consideration	152,820

Analysis of cash flow on acquisition:
Cash consideration (including acquisition-related costs)	103,962
Net cash acquired with subsidiary	(9,449)

Net cash outflow on acquisition	94,513

The consideration transferred consisted of cash amounting to USD103,313,000, seller note payable for USD21,045,000 and the transfer of 11,250 Class B Shares of Iapetos representing an effective equity interest of 45% in TeamViewer GmbH. The Group has reflected the issuance of these shares as a non-controlling interest. The Group also incurred direct acquisition-related costs of USD649,000.

The fair value of the 14,250 Class A Shares of Iapetos held by the Company was based on the fair value of the net assets of Iapetos as at the date of the acquisition. The fair value of the Company's 55% interest amounted to USD33,993,000 comprised of cash amounting to USD98,952,000 and debt amounting to USD64,959,000. The fair value of the 11,250 class B shares transferred to the non-controlling shareholder, which represented an equity interest of 45% in Iapetos, was then derived at USD27,813,000.

The following are the identifiable intangible assets acquired, valuation method and their respective useful lives.

	Valuation approach	Amount	Useful life

		(USD'000)
Developed technology	Cost approach	1,044	3 years
Customer relationships	Income approach	47,021	3 years
Trademarks and brand names	Income approach	28,546	Indefinite

In addition the acquired trade receivables comprise gross contractual amounts due of USD4,600,000, of which USD319,000 was expected to be uncollectible at the acquisition date.

IAS 12 requires the recognition of deferred taxes in the case of fair value adjustments of assets or liabilities while the tax basis remains at the original value. The deferred tax liability amounting to USD20,597,000 has been derived using the subsidiary tax rate of 28.5%.

Goodwill represents the excess of the purchase price over the aggregate fair value of the net identifiable assets acquired. The Group estimated the values of assets based on purchase price and future intended use.

From the date of acquisition, TeamViewer GmbH contributed revenue of USD1,656,000 and a loss of USD8,315,000, to the results of the Group for 2009. If the acquisition had taken place at the beginning of the year, the loss for the Group for 2009 would have been USD19,607,000 and revenue would have been USD50,740,000.

Acquisition of non-controlling interest in TeamViewer GmbH—2010 (Step 2)

On 28 September 2010, the Group's majority shareholder, TeamViewer Holdings, entered into an agreement with the non-controlling shareholder of Iapetos to acquire the remaining 45% shareholding in Iapetos and indirectly the 45% interest in TeamViewer GmbH. The consideration payable to the seller, in exchange for immediate transfer of the 45% equity interest in Iapetos, and the settlement of the remaining balance of a vendor note payable by Iapetos to the non-controlling shareholder was in the form of an economic interest in TeamViewer Holdings. The amount was equal to a share of the cash proceeds that TeamViewer Holdings, or its shareholders, would receive in connection with any future sale, listing, distribution or any other disposal of any direct or indirect equity interest or holding of other interest in the Group.

Pursuant to the above transactions, TeamViewer Holdings held a 45% interest in Iapetos with the remaining 55% being held by the Company. On 3 November 2010, TeamViewer Holdings contributed its 45% interest in Iapetos to the Company resulting in Iapetos being a wholly owned subsidiary. These values were recorded by the Company using book value accounting which reflect the fair value of the consideration payable by TeamViewer Holdings to the non-controlling shareholder as at the acquisition date (on 28 September 2010). This fair value was determined taking into consideration a valuation exercise carried out by an independent valuation firm.

Transactions that result in changes in ownership interest while retaining control are accounted for as transactions with equity holders in their capacity as equity holders. As a result, the difference between the fair value of the non-controlling interest transferred by the majority shareholder amounting to USD 216,867,000 and its carrying amount of USD17,918,000 has been adjusted upon its contribution by TeamViewer Holdings to the Group in equity. The fair value of the non-controlling interest acquired was derived by determining the fair value of the economic interest granted to the seller in TeamViewer Holdings pursuant to the agreement dated 28 September 2010, by reference to an independent valuation of the Group as of the date of transfer of the non-controlling interest. The fair value has been determined as the present value of 10 years of future net cash flows discounted at a rate of return of 17%. Also, no change in the carrying amounts of assets (including goodwill) or liabilities were recognised as a result of the transaction. This approach is consistent with non-controlling interest being a component of equity.

Acquisitions in 2009

Acquisition of HoundDog Technology Limited (incorporated in Scotland)

On 2 July 2009, the Group acquired 100% of the equity interests in HoundDog for consideration of USD14,528,000, through GFI Software Limited, an indirect, wholly owned subsidiary of the Company incorporated in England and Wales. The consideration consisted of a combination of USD8,900,000 in cash and promissory notes issued to the sellers in the aggregate principal amount of USD5,000,000, less certain amounts payable for the exercise of options immediately prior to the acquisition, as well as contingent consideration discussed below.

The acquisition of HoundDog was intended to expand the Group's offerings in the MSPs market. Subsequent to the acquisition, HoundDog conducts business operations as GFI MAX.

This transaction has been accounted for using the purchase method of accounting.

The fair value of the identified assets and liabilities of HoundDog as of the date of acquisition and the corresponding carrying amounts immediately before the acquisition were:

	Fair value recognised on acquisition	Carrying value

	USD'000	USD'000
Property, plant and equipment	52	52
Other intangible assets	5,023	—
Other assets	94	94
Trade receivables	893	893
Cash and cash equivalents	331	331

	6,393	1,370

Trade payables	(147)	(147)
Other liabilities	(302)	(302)
Tax payable	(253)	(253)
Deferred tax liability	(1,406)	—

	(2,108)	(702)

Net assets acquired	4,285	668

Goodwill arising on acquisition (note 14)	10,243

Purchase consideration	14,528

USD'000

Analysis of purchase consideration:
Payment made directly by shareholders in exchange for shares	8,900
Acquisition-related costs of the acquisition
(included in cash flows from investing activities)	628
Promissory note (note 20)	5,000

Original consideration	14,528

Analysis of cash flow on acquisition:
Cash consideration (acquisition-related costs)	628
Net cash acquired with subsidiary	(331)

Net cash outflow on acquisition	297

The following are the identifiable intangible assets acquired, valuation method and their respective useful lives.

	Valuation approach	Amount	Useful life

		(USD'000)
Developed technology	Income approach	3,968	4.5 years
Customer relationships	Income approach	1,055	10 years

In addition the acquired trade receivables comprise gross contractual amounts due of USD950,000, of which USD57,000 was expected to be uncollectible at the acquisition date.

IAS 12 requires the recognition of deferred taxes in the case of fair value adjustments of assets or liabilities while the tax basis remains at the original value. The deferred tax liability amounting to USD1,406,000 has been derived using the subsidiary tax rate of 28%.

Goodwill recorded as part of this transaction will not be deductible for tax purposes and represents the excess of the purchase price over the aggregate fair value of the net identifiable assets acquired. The Group estimated the values of assets based on purchase price and future intended use.

From the date of acquisition, HoundDog Technology Limited contributed revenue of USD2,361,000 and a profit of USD120,000 to the revenue and profit of the Group for 2009. If the combination had taken place at the beginning of the year, the loss for the Group for 2009 would have been USD9,492,000 and revenue would have been USD52,001,000.

Contingent consideration

A portion of the consideration for the acquisition of HoundDog was contingent upon the Group's achievement of pre-established revenue and earnings before interest, tax depreciation and amortisation ("EBITDA") targets from its remote management solutions, which were acquired in this transaction, during the twelve month period preceding 30 April 2010. The payment of the contingent consideration was not foreseeable at 2 July 2009. The Group achieved a level of revenue and EBITDA that resulted in the issuance to the previous owners of HoundDog of a number of shares in GFI Acquisition, as determined in accordance with the share purchase agreement. In this respect, at 31 December 2009, based on management's revised projections of the performance of its remote management solutions for the twelve month period ended 30 April 2010, it estimated that an issue of shares with an estimated fair value of USD185,000 would be made to the previous owners. This was reflected in the carrying amount of goodwill as a measurement period adjustment in accordance with IFRS 3. The contingent consideration was settled on 28 September 2010, when an issue of 1,044,000 common shares with a fair value of USD177,000 was made to the previous owner of the company and the difference amounting to USD7,000 was accounted for within equity.

An additional portion of the consideration for the acquisition was contingent upon the Group's achievement of a pre-established revenue target from sales of its remote management solutions, which were acquired in this transaction, during the twelve month period ending 31 December 2011. Based on the actual performance of the Group's remote management solutions up to the date of issue of these Consolidated Financial Statements, management concluded that the prescribed targets will not be met and no shares will be issued to the previous sellers. As a result no additional contingent consideration was recognised in these Consolidated Financial Statements.

Acquisition of Internet Integration, Inc. (Katharion) (incorporated in California, USA)

On 21 September 2009, the Group acquired a 100% equity interest in Katharion for consideration of USD5,470,000. The consideration consisted of a combination of cash and shares exchanged at closing and contingent consideration as described below. This transaction has been accounted for using the purchase method of accounting.

The acquisition of Katharion was intended to provide the Group a range of additional or edge services to corporate customers, including hosted email filtering, anti-spam and antivirus services.

The fair value of the identified assets and liabilities of Katharion as of the date of acquisition and the corresponding carrying amounts immediately before the acquisition were:

	Fair value recognised on acquisition	Carrying value

	USD'000	USD'000
Property, plant and equipment	93	93
Intangible assets	130	—
Other assets	38	38
Trade receivables	203	203
Cash and cash equivalents	131	131

	595	465

Trade payables	(46)	(46)
Other liabilities	(289)	(289)

	(335)	(335)

Net assets acquired	260	130

Goodwill arising on acquisition (note 14)	5,210

Purchase consideration	5,470

USD'000

Analysis of purchase consideration:
Payment by shareholders in exchange for shares on 21 September 2009	2,900
Payment by shareholders in exchange for shares on 31 December 2009	575
Deferred consideration	1,000
Acquisition-related costs of the acquisition (included in cash flows from investing activities)	192
Fair value of shares issued to sellers (note i)	803

5,470

Analysis of cash flow on acquisition:
Cash consideration	192
Net cash acquired with subsidiary	(131)

Net cash outflow on acquisition	61

i.      GFI Acquisition issued 1,068,000 preferred shares at a nominal value of USD0.01 each as part consideration for the acquisition of Katharion. The fair value of each share was determined to be USD0.75 based on an external valuation of the shares.

The following is the identifiable intangible asset acquired, valuation method and its useful life.

	Valuation approach	Amount	Useful life

		(USD'000)
Developed technology	Income approach	130	5 years

The acquired trade receivables represent the gross contractual amounts and no amount was expected to be uncollectible at the acquisition date.

No deferred tax liabilities have been recognised on this business combination in view of tax losses available for setoff against this liability.

Goodwill represents the excess of the purchase price over the aggregate fair value of the net identifiable assets acquired. The Group estimated the values of assets based on purchase price and future intended use.

From the date of acquisition, Internet Integration, Inc. (Katharion) contributed revenue of USD283,000 and incurred a loss of USD364,000 to the results of the Group for 2009. If the combination had taken place at the beginning of the year, the loss for the Group for 2009 would have been USD9,313,000 and revenue would have been USD51,189,000.

Contingent consideration

As part of the share purchase agreement for the acquisition of Katharion, contingent consideration is payable to the sellers in the form of newly issued shares in GFI Software Holdings. The contingent consideration is based on the achievement by the Group of a pre-determined level of revenue from services provided by Katharion for the four quarters immediately preceding eighteen months from the acquisition date. At the acquisition date the achievement of the predetermined level of revenue was not deemed probable.

During 2010, the performance indications were such that this revenue target would probably be met due to expansion of the business and expected synergies. Accordingly, this contingent consideration was included as part of the purchase consideration with an estimated fair value of USD310,000. This was reflected in the carrying amount of goodwill as a measurement period adjustment in accordance with IFRS3.

Deferred consideration

During 2011, deferred consideration of USD1,000,000 related to the acquisition of Katharion was paid, in cash, to the sellers. This amount is included within cash flows from investing activities in the 2011 Consolidated Statement of Cash Flows and as of 31 December 2011, the Group has no further liability related to deferred consideration for the acquisition of Katharion.

6.     Revenue

Revenue is comprised of licences as well as the earned portion of web-based services, maintenance and subscription fees which are net of returns, discounts and taxes. Included within licence revenue is revenue generated from the sale of software licences and the sale of hardware.

7.     Expenses by nature

	2009	2010	2011

	USD'00	USD'000	USD'000
Employee benefit expenses (note (i))	17,077	33,685	64,127
Depreciation and amortisation (notes 13 and 15)	11,533	21,619	24,925
Impairment	—	—	1,444
Hardware purchases for resale	574	912	1,295
Royalties	2,014	5,948	5,915
Movement in fair value of derivative financial instrument	94	—	—
Operating lease expenses	997	1,668	2,430
Marketing expenses (excluding employee benefit expense)	6,883	12,659	22,419
Accounting, legal and consultancy fees	1,717	3,283	17,523
Acquisition related costs	—	533	123
Other transaction costs	1,375	3,279	2,488
Other expenses	7,346	16,103	19,263

	49,610	99,689	161,952

Presented in the Consolidated Income Statement as follows:

	2009	2010	2011

	USD'00	USD'000	USD'000
Cost of sales	8,955	19,059	23,919
Research and development	6,495	14,114	24,885
Sales and marketing	16,369	31,132	52,916
General and administrative	7,474	16,755	37,757
Depreciation, amortisation and impairment	10,317	18,629	22,475

	49,610	99,689	161,952

(i) Employee benefit expenses
Salaries and wages	15,827	31,514	52,343
Social contribution costs	741	1,179	1,546
Expense of share-based payments	509	992	10,238

	17,077	33,685	64,127

In December 2010, the Group disposed of two product lines from its IT Security CGU, as these were considered to be outside the core business strategy of the unit. The sales were made for a consideration of USD1,580,000 and the net gain on the disposal amounted to USD1,665,130.

USD'000

Analysis of gain on disposal in 2010:
Sale proceeds	1,580
Effect of disposal:
Deferred revenues	2,655
Deferred costs	(1,971)
Net book value of other intangible assets	(960)
Deferred tax liabilities on other intangible assets	361

1,665

In June 2011, the Group disposed of an intangible asset from its IT Operations CGU, as this was considered to be outside the core business strategy of the unit. The sale was made for a consideration of USD200,000 and the net gain on the disposal amounted to USD95,000.

USD'000

Analysis of gain on disposal in 2011:
Sale proceeds:
—in cash	160
—receivable	40
Effect of disposal:
Net book value of intangible asset	(105)

95

8.     Finance revenue

	2009	2010	2011

	USD'000	USD'000	USD'000
Bank interest income	37	95	84
Interest income from other related party (note 25)	4	1	—

	41	96	84

9.     Finance costs

	2009	2010	2011

	USD'000	USD'000	USD'000
Interest on bank loans	9,677	9,316	9,915
Interest on other borrowings	656	1,244	288
Interest on convertible preference equity certificates	3,326	6,016	—

	13,659	16,576	10,203

Interest is calculated on an effective interest rate basis.

10.    Income tax

The tax benefit for the year is comprised of the following:

Consolidated income statement

	2009	2010	2011

	USD'000	USD'000	USD'000
Current tax	5,200	13,851	23,575
Deferred tax	(8,520)	(21,344)	(26,900)

	(3,320)	(7,493)	(3,325)

The tax benefit for the year is reconciled as follows:

	2009	2010	2011

	USD'000	USD'000	USD'000
Loss before taxation	(12,646)	(35,772)	(55,261)

Theoretical tax benefit at 28.80% (2010 & 2009 28.59%)	(3,616)	(10,227)	(15,915)
Tax effect of:
—different tax rates of subsidiaries operating in other jurisdictions	(113)	(861)	1,516
—non-deductible expenses	303	3,102	348
—unrecognised deferred tax asset	97	501	10,145
—other differences	9	(8)	581

Tax benefit	(3,320)	(7,493)	(3,325)

The Group is domiciled in Luxembourg and subject to a statutory tax rate of 28.80% for 2011 (28.59% for 2010 and 2009). The income generated by Luxembourg does not result in significant tax outflows due in part to a Participation Exemption. The difference between the expected benefit at the Luxembourg statutory rate of the Group loss is partially due to differences in tax rates of subsidiaries and the impact of unrecognized deferred tax assets. The Group determined that as of the end of the year, it was not more likely than not that there would be sufficient future taxable income to utilise the available loss carry forwards generated in the US to recognize the related deferred tax assets.

Deferred tax

Deferred income tax at 31 December relates to the following:

	2009	2010	2011

	USD'000	USD'000	USD'000
—difference between tax and accounting depreciation	(99)	(475)	(441)
—exchange provision	52	(11)	86
—other intangibles and goodwill	(21,937)	(24,327)	(18,624)
—allowance for doubtful accounts	20	67	95
—CPEC's	(3,928)	—	—
—net deferred revenue	6,526	20,049	38,872
—share based payments	34	31	209
—unabsorbed tax losses	—	5,247	4,294
—other temporary differences	1,198	1,745	1,955

Net deferred tax (liabilities)/assets	(18,134)	2,326	26,446

Reflected in the Consolidated Statement of Financial Position as follows:
Deferred tax assets	1,263	6,007	28,852
Deferred tax liabilities	(19,397)	(3,681)	(2,406)

Net deferred tax (liabilities)/assets	(18,134)	2,326	26,446

The increase in the net deferred tax assets is largely the result of additional deferred tax assets recorded in Germany and other jurisdictions related to the current taxation of revenue that is deferred for financial statement purposes. In addition, there was a reduction in the deferred tax liabilities related to intangible assets due to the amortisation of these assets for financial statement purposes that is not deductible for tax purposes.

	2009	2010	2011

	USD'000	USD'000	USD'000
Reconciliation of deferred tax asset net
Opening balance as of 1 January	(178)	(18,134)	2,326
Exchange adjustment	(140)	1,491	(1,783)
Tax benefit during the year recognised in Consolidated Income Statement	8,520	21,344	26,900
Tax expense during the year recognised within total equity / (deficit)	(4,334)	3,142	(417)
Tax recognised on disposal of product line	—	361	—
Deferred taxes recognised on acquisition	(22,002)	(5,878)	(580)

Closing balance at 31 December	(18,134)	2,326	26,446

The Group offsets deferred tax assets and liabilities if and only if it has a legally enforceable right of set-off and the deferred tax asset and deferred tax liability relate to income taxes levied by the same tax authorities.

The following deferred tax assets have not been recognised as of the Consolidated Statement of Financial Position date:

	2009	2010	2011

	USD'000	USD'000	USD'000
Tax losses	—	542	10,982
Unused tax credits	868	1,015	842
Temporary differences	182	123	2,060

	1,050	1,680	13,884

The Group has not recognised deferred tax assets for certain jurisdictions in which it is not more likely than not that sufficient positive evidence exists in order to utilise the deferred tax assets. The Group has unrecognised deferred tax assets related to investment tax credits in Malta, which are not subject to expiration, but the Group has determined it is not more likely than not that they will have sufficient taxable income to utilise the credits. In addition, the Group has unrecognised tax losses in the US and other jurisdictions which the Group has determined is not more likely than not that they will have sufficient taxable income to utilise the losses. The US tax losses are generally subject to a 20 year carry forward period.

The Group has generated profits in certain overseas jurisdictions, which may be subject to taxation upon remittance as dividends, or upon ultimate disposition of such subsidiaries. No deferred tax liabilities have been recognised related to such investments in foreign subsidiaries that are not expected to be recognised in the foreseeable future. It is not practical for the Group to determine the potential tax effect upon reversal of the outside basis differences.

The Group has evaluated its tax filing positions and recorded a liability for an uncertain tax position of USD603,000 related to deductions claimed on tax filings that may be subject to disallowance by the tax authorities.

11.    Dividends and distributions paid

No dividends for 2011, 2010 or 2009 were paid or proposed by the Board of Managers.

Through 9 November 2011 (the date of the repurchase of the Class B Preferred Participating Shares), the cumulative preferred dividend of the Class B Preferred Participating Shares was USD13,375,000. As a result of the repurchase of the Class B Preferred Participating Shares this cumulative preferred dividend was cancelled (as described in note 19).

As at 31 December 2010, the amount of cumulative preferred dividend not recognised amounted to USD1,766,000 (2009 USD Nil). There were no Class B Preferred Participating Shares in issue in 2009.

12.   (Loss)/earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing net loss for the year attributable to common equity holders of the parent by the weighted average number of common shares outstanding during the year. The following reflects the income and share data used in the basic earnings per share computation. The share data used for the purposes of calculating earnings per share includes the shares in issue of the Company (Class A Common Shares and Class B Preferred Participating Shares) as well as the shares in issue of GFI Acquisition (common shares and series A preferred shares), which share capital and share premium has been transferred to the merger reserve on the Merger of GFI Acquisition with and into the Company.

The weighted average number of shares has been restated by a ratio that reflects the new shares issued by the Company to the shareholders of the predecessor entity on the date of the Merger. In addition, the weighted average number of shares in issue has also been restated to take into account the share reduction that occurred in February of 2011 where outstanding shares of Class A Common and Class B Preferred Participating Shares were decreased at a ratio of 100 to 1 (note 19).

The weighted average number of shares of Class A common shares has also been retroactively adjusted to take into account the reverse stock split which occurred in November 2012 whereby Class A common shares were decreased at a ratio of 3 to 1.

As discussed in Note 19, in November of 2011 the Group repurchased the 77,405,164 outstanding shares of Class B Participating Preferred Shares in exchange for 25,801,721 Class A Common Shares, cash and subordinated notes. The transaction resulted in a charge to net loss available to Class A Common Shares of USD 513,866,000.

Loss attributable to common shareholders

	2009	2010	2011

	USD'000	USD'000	USD'000
Loss attributable to owners of GFI Software S.à r.l. for the year	(5,562)	(21,878)	(51,936)
Loss available to Class B:
—Class B Preferred Participating Shares cumulative preferred dividend	—	(1,766)	(11,609)
—Cancellation of Class B Preferred Participating Shares cumulative preferred dividend in connection with repurchase of Class B Preferred Participating Shares	—	—	13,375

Total loss available to shareholders	(5,562)	(23,644)	(50,170)

Loss attributable to owners of GFI Software S.à r.l. for the year allocated to Class B Preferred Participating Shares	(24)	(7,037)	(30,116)
Excess of fair value of consideration paid on repurchase of Class B Preferred Participating Shares over carrying value of Class B Preferred Participating Shares	—	—	(513,866)

Loss attributable to Class A Common Shares	(5,538)	(16,607)	(533,920)

Attributable as follows:
Class A Common Shares	(5,538)	(16,607)	(533,920)
Class B Preferred Participating Shares	(24)	(5,271)	(31,882)

The following reflects share data used in the basic earnings per share computation.

Weighted average number of shares

	2009	2010	2011

	USD'000	USD'000	USD'000
Class A Common Shares	5,986,161	9,957,491	14,733,739
Class B Preferred Participating Shares	77,875	12,658,701	66,377,579

Diluted earnings per share

Diluted earnings per share amounts are calculated by dividing the net loss attributable to common equity holders of the parent by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential common shares into common shares.

Instruments that could potentially dilute earnings/(loss) per share include the convertible CPECs, convertible notes, restricted shares and contingently issuable potential common shares, including stock options and restricted stock awards granted to employees and shares issuable as contingent consideration as part of a business combination. The CPECs are anti-dilutive as its interest (net of tax) per common share is greater than the basis earnings/(loss) per share. The convertible notes, restricted shares and the contingently issuable potential common shares are also anti-dilutive as these would simply increase the weighted average number of shares and result in a lower loss per common share. As a result, basic and diluted earnings per share are the same.

13.   Property, plant and equipment

	Motor vehicles	Office equipment	Computer equipment	Fixtures and fittings	Computer software	Leasehold improvements	Total

	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
Cost
At 1 January 2010	43	1,210	3,139	597	1,790	337	7,116
Acquisitions through business combinations	—	39	1,213	32	176	44	1,504
Additions	37	447	939	114	392	292	2,221
Disposals	—	(21)	(30)	(4)	—	—	(55)
Exchange adjustments	(2)	(59)	(96)	(23)	(66)	(12)	(258)

At 31 December 2010	78	1,616	5,165	716	2,292	661	10,528
Acquisitions through business combinations	—	—	6	—	—	—	6
Additions	12	729	2,950	312	795	523	5,321
Disposals	(22)	—	(288)	—	(129)	—	(439)
Transfers	—	(152)	152	—	173	—	173
Exchange adjustments	(1)	(23)	(147)	(20)	(63)	(14)	(268)

At 31 December 2011	67	2,170	7,838	1,008	3,068	1,170	15,321

Accumulated depreciation
At 1 January 2010	24	822	2,332	426	1,202	154	4,960
Charge for the year	7	308	619	54	490	97	1,575
Disposals	—	—	(29)	(3)	—	—	(32)
Exchange adjustments	(1)	(35)	(87)	(13)	(40)	(5)	(181)

At 31 December 2010	30	1,095	2,835	464	1,652	246	6,322
Charge for the year	14	276	1,522	78	592	202	2,684
Disposals	(22)	—	(284)	—	(127)	—	(433)
Transfer	—	(75)	75	—	121	—	121
Exchange adjustments	—	23	(131)	(9)	(45)	(6)	(168)

At 31 December 2011	22	1,319	4,017	533	2,193	442	8,526

Net book amount
At 31 December 2011	45	851	3,821	475	875	728	6,795

At 31 December 2010	48	521	2,330	252	640	415	4,206

The Group's property, plant and equipment were pledged as security in favour of the Group's bankers for facilities provided (note 20).

14.   Goodwill

USD'000

Cost
At 1 January 2010	204,559
Acquisitions through business combinations (note 5)	31,815
Exchange adjustment	(6,738)

At 31 December 2010	229,636
Acquisitions through business combinations (note 5)	1,904
Exchange adjustment	(3,055)

At 31 December 2011	228,485

Goodwill arising from the business combinations in 2011 and 2010 represents the value of operational, sales and marketing synergies that allow the Group to pool resources and improve its go-to-market strategy, thereby enhancing the Group's future growth prospects.

Impairment testing of goodwill and other intangible assets

Goodwill acquired through business combinations has been allocated for the purposes of impairment testing to four CGUs in 2011 and three CGUs in 2010 as follows:

	Collaboration	IT Operations	IT Security	Managed Services	Total

	USD'000	USD'000	USD'000	USD'000	USD'000
At 31 December 2010	90,851	106,970	31,815	—	229,636
At 31 December 2011	87,849	91,696	31,815	17,125	228,485

As of 2011, the CGU formerly referred to as IT Infrastructure has been split into two different CGUs, IT Operations and Managed Services as a result of a change in its composition. The autonomy between the new CGUs has led management to conclude that these generate largely independent cash flows and are now separate units for impairment testing analysis.

The recoverable amount of goodwill is determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes in selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value for money and the risks specific to the Group.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the forthcoming year and extrapolates cash flows for the following two years, with the exception of the Collaboration CGU, where the discounted cash flow model is based on management's three year projections covering the period 2012 to 2014. The growth rates are based on growth forecasts which reflect current and future expected market conditions. Changes in EBITDA growth rates are a result of management's projected cash flows for the three year period 2012-2014 and are driven mainly by the projected revenue and expenditure plans specific to each CGU.

The Group performed its annual impairment testing at 31 December 2011 and 31 December 2010 for each identified CGU. The projected cash flows for each CGU did not give rise to an impairment loss.

The pre-tax rates used to discount the cash flows for the Group's CGUs are shown in the table below. There was no impairment charge as the value in use was higher than the carrying value.

Key assumptions used in discounted cash flow projections

Key assumptions used in the calculation of recoverable amounts are discount rates and terminal value growth rates. These assumptions are as follows:

	Discount rate (pre-tax)		Terminal value growth rate		Budgeted EBITDA growth
Cash generating unit	2010	2011	2010	2011	2010	2011

	%	%	%	%	%	%
IT Operations	13.4	14.5	2.0	5.0	4.9	156.8 (note ii)
IT Security	12.7	14.1	2.0	5.0	46.0 (note i)	76.0 (note i)
Collaboration	16.1	11.8	1.0	5.0	13.5	12.0
Managed services	n/a	17.2	n/a	5.0	n/a	485.5 (note ii)

i.      The projections used in computing EBITDA for IT Security assume an improvement in results up to breakeven point.

ii.     The projections for annualised EBITDA growth rates in the IT Operations and Managed Services cash generating units were as a result of low EBITDA in the initial period coupled with significant projected revenue growth.

Discount rate

The IT Operations discount rate used is a pre-tax measure based on the risk-free rate for a 20 year U.S. Treasury instrument and 20 year German Government bonds, adjusted for a risk premium to reflect both the increased risk of investing in equities and specific risk of the units.

The IT Security discount rate used is a pre-tax measure based on the risk-free rate for a 20 year U.S. Treasury instrument, adjusted for a risk premium to reflect both the increased risk of investing in equities and specific risk of the units.

The Collaboration discount rate used is a pre-tax measure based on the risk free rate for German Government bonds, adjusted for a risk premium to reflect both the increased risk of investing in equities and specific risk of units.

The Managed services discount rate used is a pre-tax measure based on the risk-free rate for 20 year U.K. Government bonds, adjusted for a risk premium to reflect both the increased risk of investing in equities and specific risk of units.

Terminal value growth rate

The IT Operations, IT Security and Managed Services CGUs have three years of cash flows included in their discounted cash flow models. A long-term growth rate into perpetuity has been determined by taking into account inflation rates relative to the individual CGUs. In 2011, the terminal value growth rate increased to 5.0% for all CGUs to reflect the Company's current long-term outlook.

The Collaboration CGU has ten years of cash flow forecasts included in its discounted cash flow model. A long-term growth rate into perpetuity has been determined by taking into account inflation rates relative to the individual CGU.

Sensitivity to changes in assumptions

Management believes that no reasonably possible change in the key assumptions would cause the carrying-value of the IT Operations, Collaboration and Managed Services CGUs to exceed their value in use.

The impairment test for the IT Security CGU, based on three years of projections, showed that the recoverable amount exceeds the carrying value of the CGU by USD 9,400,000. Management performed a sensitivity analysis on the assumptions used in forecasting future cash flows for the IT Security CGU. A decrease in the forecasted EBITDA in the third year of USD 1,100,000, or greater, or a reduction in the projected compound growth rate below 60%, would result in the carrying value of the IT Security CGU exceeding its recoverable amount.

15.   Other intangible assets

	Software technology	Distribution network	Customer base	Trademarks, trade names and domains	Patents and licences	Total

	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
Cost
At 1 January 2010	19,883	12,857	50,520	37,348	787	121,395
Acquisitions through business combinations (note 5)	11,310	—	11,082	4,200	1,649	28,241
Additions acquired separately	38	—	—	—	—	38
Disposal	—	—	(1,110)	—	(39)	(1,149)
Exchange adjustments	(297)	—	(3,163)	(1,900)	(3)	(5,363)

At 31 December 2010	30,934	12,857	57,329	39,648	2,394	143,162
Acquisitions through business combinations (note 5)	3,255	—	—	—	—	3,255
Additions acquired separately	1	—	—	—	9	10
Disposal	(420)	—	—	—	—	(420)
Transfers to Property, Plant and Equipment	(173)	—	—	—	—	(173)
Exchange adjustments	13	—	(1,485)	(901)	(3)	(2,376)

At 31 December 2011	33,610	12,857	55,844	38,747	2,400	143,458

Amortisation and impairment
At 1 January 2010	13,496	12,857	8,296	6,121	629	41,399
Charge for the year	2,619	—	16,404	650	371	20,044
Disposals	—	—	(150)	—	—	(150)
Exchange adjustments	1	—	(291)	—	(2)	(292)

At 31 December 2010	16,116	12,857	24,259	6,771	998	61,001
Charge for the year	3,536	—	17,697	650	358	22,241
Impairment	1,444	—	—	—	—	1,444
Disposals	(315)	—	—	—	—	(315)
Transfers to Property, Plant and Equipment	(121)	—	—	—	—	(121)
Exchange adjustments	(36)	—	(1,777)	—	(4)	(1,817)

At 31 December 2011	20,624	12,857	40,179	7,421	1,352	82,433

Net book value
At 31 December 2011	12,986	—	15,665	31,326	1,048	61,025

At 31 December 2010	14,818	—	33,070	32,877	1,396	82,161

The other intangible assets of the Group include both assets with indefinite useful lives and finite useful lives. Included within the category 'Trademarks, trade names and domains' is the 'TeamViewer' brand name acquired in 2009 following the acquisition of TeamViewer GmbH and the 'VIPRE' brand name acquired in 2010 following the acquisition of GFI Software (Florida) Inc. The carrying amounts of these brands are USD26,367,000 (2010: USD27,268,000) and USD4,200,000 (2010: USD4,200,000) respectively.

Both brand names have an indefinite useful life. In determining the useful lives of the 'TeamViewer' and 'VIPRE' brand names, management has considered the legal position of the Group in this respect together with its intention to indefinitely continue using and building upon these brand names; as a result management has concluded that a definite useful life could not be determined for these brand names The 'TeamViewer' brand name was allocated to the Collaboration CGU, whilst the 'VIPRE' brand name was allocated to the IT Security CGU.

The amortisation of acquired software and patents within intangible assets with definite useful lives is classified as a component of cost of sales within the Consolidated Income Statement. The amortisation of the distribution network, customer base and trademarks, trade names and domains is presented within depreciation and amortisation in arriving at the operating results of the Group. The carrying amounts and remaining amortisation periods of material intangible assets of the group having a definite useful life are as follows:

		Carrying value		Remaining amortisation period
	Description	2010	2011	2010	2011

		USD'000	USD'000	Years	Years
Intangible assets arising from acquisition of Techgenix Limited	Websites and domain names	1,407	758	3	2
Intangible assets arising from acquisition of HoundDog Technology Limited	Software technology	2,645	1,854	3-4	2-3
Intangible assets arising from acquisition of HoundDog Technology Limited	Customer relationships	748	575	8-9	7-8
Intangible assets arising from acquisition of TeamViewer GmbH	Software technology	541	173	1-2	1
Intangible assets arising from acquisition of TeamViewer GmbH	Customer relationships	23,610	8,352	1-2	1
Assets acquired from Titan Backup S.R.L	Software technology	1,420	—	2-3	—
Intangible assets arising from acquisition of GFI Software (Florida) Inc.	Software technology	9,991	7,729	4-5	3-4
Intangible assets arising from acquisition of GFI Software (Florida) Inc.	Customer relationships	8,710	6,738	3-4	2-3
Intangible assets arising from acquisition of GFI Software (Florida) Inc.	Patents and licences	1,396	1,048	3-4	2-3
Intangible assets arising from acquisition of Monitis Inc. and Monitis GFI CJSC	Software technology	—	3,153	—	8

Management evaluated the future economic benefits from its Titan Backup acquired software which is included in the IT Operations CGU. It was concluded that the carrying amount of the asset as at 31 December 2011 was impaired and accordingly USD1,444,000 were written off to the Consolidated Income Statement.

Security

The Group's other intangible assets were pledged as security in favour of the Group's bankers for facilities provided (refer to note 20).

16.   Share-based payment plans

The expense recognised for services received during the year, arising from equity-settled share-based payment transactions, was as follows:

	2009	2010	2011

	USD'000	USD'000	USD'000
Cost of revenue	25	34	321
General and administrative	281	442	6,688
Research and development	55	63	1,153
Sales and marketing	148	453	2,076

Total stock-based compensation	509	992	10,238

During 2011, GFI Software S.à r.l. adopted a Stock Incentive Plan (the "2011 Plan") which provides for the grant of stock options, restricted stock, and other stock-based awards to employees, directors, officers, consultants and prospective employees of GFI Software S.à r.l. and its affiliates, including employees of the Group. The GFI Software S.à r.l. plan reserves 3,833,333 shares of the common stock of GFI Software S.à r.l. for issuance. The 2011 Plan provides that upon exercise the shares are issued to GFI Software Holdings Ltd. (the "Fiduciary"). The Fiduciary will bear legal title to the shares and sale of the shares to third parties is restricted as described in the 2011 Plan documents, while the participant is entitled to the corresponding economic rights of the share issued to the Fiduciary. Legal title to the shares will be transferred to the participant upon a change to the legal form of GFI Software S.à r.l.

GFI Software Holdings maintains the Stock Incentive Plan (the "2006 Plan") and the 2009 Stock Incentive Plan (the "2009 Plan" and, together with the 2006 Plan, the "GFI Software Holdings Plans"), both of which provide for the grant of stock options, restricted stock, and other stock-based awards to employees, directors, officers, consultants and prospective employees of GFI Software Holdings and its affiliates, including employees of the Group. As GFI Software Holdings holds a non-controlling interest in the Group, settlements of the awards under the GFI Software Holdings Plans are considered capital contributions and will not be settled in the Group's equity. The 2006 Plan reserves 1,495,540 shares of the common stock of GFI Software Holdings for issuance, and the 2009 Plan reserves 10,721,806 shares of common stock of GFI Software Holdings for issuance. Both the 2006 Plan and the 2009 Plan were originally adopted by GFI Acquisition, and the sponsorship of such plans was assumed by GFI Software Holdings in 2010. The Group has no obligation to GFI Software Holdings for assuming the sponsorship of the share option plans. GFI Acquisition terminated the 2006 Plan in connection with the adoption of the 2009 Plan, although awards outstanding under the 2006 Plan at the time of termination continue to remain outstanding until they are either settled, forfeited, or otherwise expire in accordance with their terms.

Under both the GFI Software Holdings Plans and the 2011 Plan, options generally vest based on the grantee's continued service with the Group during a specified period following grant or, in rare instances, based on the achievement of performance or other conditions as determined by the Board of Directors, and expire after ten years. Although awards under the GFI Software Holdings Plans are not settled with equity of the Group, the share-based compensation expense is included in the Group's income statements as compensation expense because the Group is the beneficiary of the services provided by these option holders.

The cumulative share based payment expense recognised for stock option awards and restricted stock granted under the GFI Software Holdings Plans amounting to USD2,377,000 is included within capital contribution for share options reserve. The cumulative share based payment expense recognised for stock option awards granted under the 2011 Plan amounting to USD9,371,000 is included within the Share options reserve.

Restricted stock awards

Under the GFI Software Holdings Plans, shares of GFI Software Holdings common stock have been granted to employees, directors, and officers who provide services to the Group. Restricted stock awards generally vest based on the grantee's continued service with the Group during a specified period following grant. The shares are subject to restrictions on transfer, such that until they are fully vested, the holder is not permitted to sell, transfer, pledge, or otherwise encumber the shares of restricted stock. Upon vesting, the shares are released from restriction and may be sold, transferred, pledged, or otherwise encumbered, subject to any limitations set forth in the GFI Software Holdings Plans. The number of shares of restricted stock outstanding as of the year ended 31 December 2011 was 7,885,000 (2010: 7,885,000) of which 7,885,000 (2010: 5,718,000) had vested. The number of shares of restricted stock granted during the year ended 31 December 2011 was Nil (2010: Nil).

The fair value of the restricted shares on the grant date was USD0.16 per share, which was determined through an equity valuation based on business enterprise value at the time of grant. The expense relating to these shares of restricted stock amounted to USD96,000 during the year ended 31 December 2011 (2010: USD660,000; 2009: USD505,000) and is recognised within the Group's financial statements. As of 31 December 2011, the shares of restricted stock had been fully recognised.

The aggregate intrinsic value of restricted stock awards outstanding and fully vested as of 31 December 2011 is USD13,985,000.

Stock option awards

Under the GFI Software Holdings Plans and the 2011 Plan, stock options have been granted to employees, directors, and officers who provide services to the Group. These stock options generally vest based on the grantee's continued service with the Group during a specified period following grant. The vesting period for individual awards range from 3 to 5 years. Although cash settlement is permitted under the 2011 Plan, the Company intends to settle these awards in equity and as a result the options are accounted for within equity.

The fair value of the options is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted. The weighted average fair value relating to share options granted under the GFI Software Holdings Plans and the 2011 Plan during the year ended 31 December 2011 was USD0.50 and USD6.03, respectively. The only asset held by GFI Software Holdings is 30% of the equity interest of the Group. The fair value of the options granted under the GFI Software Holdings Plans is based upon the per share valuation of GFI Software Holdings.

The expense relating to share options under the GFI Software Holdings Plans and the 2011 Plan amounted to USD706,000 during the year ended 31 December 2011 (2010: USD1,000; 2009: USD3,000) and USD9,371,000 during the year ended 31 December 2011, respectively, and are recognised within the Group's financial statements. The following table illustrates the number (No.) and weighted average exercise prices (WAEP) of, and movements in, stock options during the year:

	GFI Software Holdings Plans stock options		2011 Plan stock options
	No.	WAEP	No.	WAEP

		USD		USD
Outstanding at 1 January 2009	2,080,462	2.80	—	—
—Granted	275,938	1.02	—	—
—Exercised	—	—	—	—
—Forfeited/Expired	(691,281)	2.88	—	—

Outstanding at 31 December 2009	1,665,119	2.46	—	—

Exercisable at 31 December 2009	1,093,656	2.94	—	—
Outstanding at 1 January 2010	1,665,119	2.46	—	—
—Granted	—	—	—	—
—Exercised	—	—	—	—
—Forfeited/Expired	(209,374)	2.43	—	—

Outstanding at 31 December 2010	1,455,745	2.47	—	—

Exercisable at 31 December 2010	1,293,112	2.73	—	—

Outstanding at 1 January 2011	1,455,745	2.47	—	—
—Granted	2,554,690	1.29	4,107,461	13.98
—Exercised	(1,500)	2.37	—	—
—Forfeited/Expired	(827,023)	1.33	(509,299)	12.96

Outstanding at 31 December 2011	3,181,912	1.82	3,598,162	14.13

Vested and expected to vest at 31 December 2011	2,990,997	1.98	3,376,766	13.89

Exercisable at 31 December 2011	2,657,061	2.01	698,058	12.84

Under the GFI Software Holdings Plans and the 2011 Plan, exercise prices for options outstanding and options exercisable range from USD1.02 to USD3.26 and USD12.84 to USD16.98, respectively. The weighted average remaining contractual life of the options outstanding under the GFI Software Holdings Plans and the 2011 Plan as of 31 December 2011 is 7.61 years and 9.32 years, respectively.

The aggregate intrinsic value of all stock options outstanding under the GFI Software Holdings Plans and the 2011 Plan as of 31 December 2011 is USD1,072,000 and USD11,569,000, respectively. The aggregate intrinsic value of stock options that were fully vested under the GFI Software Holdings Plans and 2011 Plan as of 31 December 2011 is USD716,000 and USD3,141,000, respectively.

The fair value of each option granted under the GFI Software Holdings Plans has been calculated on the date of grant using the following assumptions:

	2009	2010*	2011

Dividend yield (%)	—	n/a	—
Expected volatility (%)	40	n/a	24-44
Risk-free interest rate (%)	2.92	n/a	2.00
Expected life of option (years)	5.0	n/a	5.0-6.2
Weighted average share price (USD)	0.14	n/a	1.33
Weighted average exercise price (USD)	1.02	n/a	1.29
Model used	Black-Scholes Model	n/a	Black-Scholes Model

*      No options were granted during 2010.

The fair value of each option granted under the GFI Software S.à r.l. Plan has been calculated on the date of grant using the following assumptions:

2011

Dividend yield (%)	—
Expected volatility (%)	35-44
Risk-free interest rate (%)	0.87-2.70
Expected life of option (years)	5.5-7.5
Weighted average share price (USD)	14.04
Weighted average exercise price (USD)	13.98
Model used	Black-Scholes Model

As the Group has been operating as a private company, there is not sufficient historical volatility for the expected term of the options. Therefore, comparable public company data was used as a basis for the expected volatility. The risk-free interest rate was based on the United States Treasury yield curve, with a remaining term equal to the expected life assumed at grant date. Due to the absence of sufficient historical data on exercise behaviour, prior to 2011, the computation of expected life for the options was based on an analysis of the disclosed expected terms of comparable public companies and during 2011, the computation of expected life for the options was based on the mid-point method as prescribed by IFRS 2. The comparable companies were selected based on publicly traded companies operating in the same or similar lines of business, potentially subject to corresponding economic, environmental and political factors and considered to be reasonable investment alternatives.

Put option

In October 2010, GFI Software Holdings entered into an Option Purchase Agreement with an employee. The agreement states that in April 2012, the employee shall have the option to either retain the 105,000 shares granted to the employee under the GFI Software Holdings Plans or sell the full number of shares back to the Group for USD500,000. As a result of this transaction, using the weighted average cost of capital to calculate the present value of expected future cash flows, the Group determined a fair value of the potential liability and compared it to the equity value of the options at the date of grant. As a result of this analysis, for all reporting periods from October 2010 to date, management determined that the grant should be accounted for as a liability. As of 31 December 2011, the Group held a liability for the options valued at approximately USD469,000 (2010: USD404,000).

17.   Trade, other receivables and other current assets

Trade and other receivables

	2010	2011

	USD'000	USD'000
Trade receivables	17,597	22,219
Impairment allowance	(320)	(441)
Other receivables	2,942	1,517

	20,219	23,295

Other current assets

	2010	2011

	USD'000	USD'000
Inventory	64	188
Prepayments	801	2,093
Deferred costs	1,041	1,195

	1,906	3,476

Movements in the provision for impairment of trade receivables were as follows:

	Individually impaired	Collectively impaired	Total

	USD'000	USD'000	USD'000
At 1 January 2010	90	120	210
Charge for the year	204	—	204
Unutilised amounts reversed	—	(18)	(18)
Utilised	(76)	—	(76)

At 1 January 2011	218	102	320
Charge for the year	89	231	320
Unutilised amounts reversed	(132)	76	(56)
Utilised	(45)	(98)	(143)

At 31 December 2011	130	311	441

Impairment charges for the year have been classified within Sales and Marketing expenses. As at 31 December 2011 and 2010, the ageing analyses of the unimpaired trade receivables were as follows:

	Total	Neither past due nor impaired	Past due not impaired <30-60 days	Past due not impaired 61-90 days	Past due not impaired >90 days

	USD'000	USD'000	USD'000	USD'000	USD'000
2010	17,277	11,571	4,422	1,169	115
2011	21,778	14,179	5,306	1,443	850

18.   Cash and cash equivalents

	2010	2011

	USD'000	USD'000
Cash at bank and in hand	22,719	16,524

19.   Issued capital and reserves

Prior to the Merger the issued capital of the Company consisted of 178,281 shares with a par value of EUR1 each issued and fully paid up, held by TeamViewer Holdings.

On 28 July 2009, the Company issued 60,451,720 CPECs each with a par value of EUR1 each to TeamViewer Holdings. The CPECs were divided into two tranches, being Tranche A of 43,000,000 and Tranche B of 17,451,720 CPECs, carrying an interest rate of 5.875% (with a step down to 0.375% after 5 years) and 2.55%, respectively, and maturing on 29 July 2014. The proceeds from the issue of CPECs amounted to USD86,661,539.

The terms of the CPECs provided that at any time, upon the election of the holder and with the consent of the board of managers of the Company, the CPECs could be converted into ordinary shares of the Company on a one-for-one basis plus the settlement of any accrued yield in cash upon conversion. The terms also provided for an issuer's prepayment option exercisable at any time during the term of the CPECs at the higher of amortised cost of the CPECs and the fair value of the Company's ordinary shares had the CPECs been converted plus accrued yield. The CPECs were determined to be a compound instrument represented by (a) the host—classified as a liability as it represents an obligation of the Company to pay, (b) the prepayment option—an embedded derivative to be accounted for separate from the liability, and (c) the conversion feature that is classified as equity. Since the amount payable at the time of prepayment was the higher of the amortised cost of the CPECs and the fair value of the Company's shares had the CPECs been converted plus accrued yield, no value was attributed to the prepayment option, as it was determined that it would not be in the Company's interest to prepay the CPEC's if the fair value of the Company's shares exceeded the carrying value of the CPECs. The financial liability component was initially recognised at its fair value determined by discounting the estimated future cash payments using the prevailing market rate of interest for a similar financial instrument at the date of issue. The residual amount, that is the difference between the par value and the fair value of the host was allocated to the conversion feature and classified as equity. The fair value of the equity component, net of taxes of USD4,334,244, amounting to USD10,825,755 was credited to other components of equity / (deficit).

As described in note 1, the Company consummated the Merger with GFI Acquisition on 19 November 2010 with the Company as the surviving entity. As a result of the Merger, the shareholders of GFI Acquisition received Class A Common Shares of the Company equal in the aggregate to 30% of the equity interest of the surviving entity, and the sole shareholder of the Company at the time of the Merger, TeamViewer Holdings, received Class B Preferred Participating Shares representing 70% of the equity interest of the Company. The terms of the Class B Preferred Participating Shares included a liquidation preference payable only in the event of liquidation and an accruing dividend payable only if and when a dividend was declared. As described further below, the payment of a dividend is at the discretion of the shareholders.

The following series of transactions were approved by the shareholders and executed in connection with the Merger:

a)
Prior to the Merger, as described in note 1, funds affiliated with Insight owned shares of GFI Acquisition and TeamViewer Holdings. In contemplation of the expected merger, the Insight funds that were shareholders of TeamViewer Holdings provided a portion of the equity financing for the acquisition of GFI Software (Florida) in addition to the equity financing provided by the Insight funds that were shareholders of GFI Acquisition.

A total of USD21,655,223 in cash was raised from the issuance of preferred shares of GFI Acquisition to the Insight funds that owned GFI Acquisition and TeamViewer Holdings to fund a portion of the initial consideration for the acquisition of GFI Software (Florida) on 1 June 2010. In connection therewith, the Insight funds that owned TeamViewer Holdings subscribed for 6,454,599 preferred shares of GFI Acquisition for a total price of USD11,832,894.

b)
In preparation for the expected merger of GFI Acquisition with and into the Company, with the Company as the surviving entity, a holding company was interposed above GFI Acquisition, to serve as the holding company for the shareholders of GFI Acquisition following the Merger. This was accomplished by the formation, in September 2009, of a new British Virgin Islands company, GFI Software Holdings and its wholly owned subsidiary, GFI Merger Sub Ltd. ("GFI Merger Sub"). GFI Merger Sub was then merged with and into GFI Acquisition, with GFI Acquisition as the surviving entity as a subsidiary of GFI Software Holdings. In connection with that transaction, other than the 6,454,599 preferred shares held by the Insight funds that were also shareholders of TeamViewer Holdings, all of the then outstanding shares of common (9,579,371 shares) and preferred shares of GFI Acquisition (58,602,238 shares) were cancelled, and each holder of such shares was issued one common share of GFI Software Holdings for each common share previously held in GFI Acquisition, and one preferred share GFI Software Holdings for each preferred share previously held in GFI Acquisition.

c)
Prior to the Merger, and in contemplation thereof, on 28 September 2010 the shareholders of TeamViewer Holdings made a capital contribution to TeamViewer Holdings in an amount that corresponded to their pro rata interest in GFI Software (Florida), as if the acquisition thereof had occurred following the expected merger. The capital contribution was in the form of the 6,454,599 preferred shares of GFI Acquisition company held by the Insight funds that were shareholders of TeamViewer Holdings, and in order to maintain their relative pro rata ownership interests among one another, all shareholders of TeamViewer Holdings made a contribution of cash in the aggregate amount of EUR3,113,608 (USD4,362,474). In addition, in contemplation of the sale by the non-controlling shareholder of the 45% interest in Iapetos to TeamViewer Holdings as discussed in note 5, the non-controlling shareholder of Iapetos made a contribution to TeamViewer Holdings of EUR9,816,725 (USD13,754,216) of the vendor note receivable that was payable by Iapetos.

d)
As discussed in note 5, on 28 September 2010, TeamViewer Holdings, entered into a sale and purchase agreement with the non-controlling shareholder of Iapetos to acquire the 45% equity interests in Iapetos in the form of 11,250 class B shares. The consideration payable was a share of future cash proceeds that TeamViewer Holdings or its shareholders would receive in the form of future sale, listing or recapitalisation or any other disposal of any direct or indirect shareholding or holding of other interest in the Group.

e)
Prior to the Merger, GFI Software S.à r.l. (formerly TV Holding S.à r.l.) had 178,281 shares with a par value of EUR1 each and a total nominal value of USD250,067. Further, on 28 September 2010, the Company increased its share capital by EUR64,220,754 (USD89,979,699) from EUR178,281 (USD 250,067) to EUR64,399,035 (USD90,299,766). In connection therewith, the Company converted the 60,451,720 Tranche A and Tranche B CPECs (plus accrued interest) held by TeamViewer Holdings into 64,220,754 shares (par value EUR1.00) in the Company. The 64,399,035 existing shares (par value EUR1.00) in the Company held by TeamViewer Holdings were then converted into 6,439,903,500 Class B Preferred Participating Shares (par value EUR0.01) of the Company. The conversion of the CPECs into common shares of EUR1.00 and subsequent exchange into 6,439,903,500 Class B Preferred Participating Shares has been accounted for as a transaction with the controlling shareholder, in its capacity as a shareholder, within total equity / (deficit).

f)
In addition, on 3 November 2010, TeamViewer Holdings contributed to the Company EUR3,113,608 (USD4,362,474) cash, the 11,250 Class B Preferred Participating Shares in Iapetos (nominal value of USD15,762) and the EUR9,816,725 (USD13,754,216) of the vendor note payable by Iapetos, and in exchange therefore the Company further increased its share capital by EUR12,941,583 (USD 18,132,452) and issued 1,294,158,291 Class B Preferred Shares to TeamViewer Holdings, following which the Company owned 100% of the equity interests in Iapetos (note 5).

On 19 November 2010, the Merger of GFI Acquisition with and into the Company was consummated, with the Company as the surviving entity. In the Merger, GFI Software Holdings exchanged all common shares held in GFI Acquisition for 1,105,788,052 Class A Common Shares (par value EUR0.01) of the Company (equal to 30% of the outstanding shares) having a nominal value USD15,493,196, and TeamViewer Holdings exchanged all preferred shares held in GFI Acquisition for 6,454,599 Class B Preferred Shares of the Company with a nominal value of USD90,435 (which together with the shares issued as set forth above equalled 70% of the outstanding shares of the Company).

As described in note 3, the Merger of GFI Acquisition with and into the Company has been accounted for under the pooling of interest method of accounting and the Consolidated Financial Statements presents changes in equity as if the Group had been in existence throughout the years presented. In connection with the Merger, 9,579,371 common shares and 58,602,238 preferred shares of GFI Acquisition were effectively converted into 1,105,788,052 Class A Common Shares of the Company (an exchange ratio of 16.22 to 1). Class A Common Shares has been presented in the Consolidated Statement of Changes in Equity/(Deficit) after giving retroactive effect to this exchange. Similarly, 64,399,035 ordinary shares of the Company were converted into 6,439,903,500 Class B Preferred Participating Shares of the Company (an exchange ratio of 100 to 1). Class B Preferred Participating Shares have also been presented in the Consolidated Statement of Changes in Equity/(Deficit) after giving retroactive effect to this conversion. The net effect of giving retroactive effect to the respective exchange ratios in presenting Class A and Class B Shares is included in the merger reserve.

By a shareholders resolution dated 9 February 2011, the Company reduced its share capital by EUR36,859,602 (USD51,643,988) to EUR368,596 (USD516,440), which share capital was allocated to the Company's share premium. In connection with the reduction in the share capital, the Company cancelled 1,094,730,175 Class A Common Shares and 7,663,111,226 Class B Preferred Participating Shares. Following such steps, GFI Software Holdings held 11,057,877 Class A Common Shares and TeamViewer Holdings held 77,405,164 Class B Preferred Participating Shares.

Class B Preferred Participating Shares

In the event of a liquidation, the holders of the Class B Preferred Participating Shares were entitled to receive a preferred liquidation preference of (i) EUR117,357,157 (equivalent to USD157,280,952 as at 31 December 2010), or as such amount may be reduced or increased, by an amount corresponding to the sum of any indemnification claims or other adjustments made in accordance with a supplemental agreement regarding the Merger of the Company, as described in note 1, plus (ii) interest at a rate corresponding to the interest rate payable by the Group with respect to secured indebtedness for borrowed money and any other indebtedness for borrowed money the proceeds of which are used to pay off or refinance such secured indebtedness during the applicable period (such interest rate to be calculated on a weighted average basis quarterly). Any remaining amounts to be distributed after the payment of the liquidation preference were then to be allocated to the holders of Class A Common Shares and the holders of Class B Preferred Participating Shares in proportion to the number of shares they held.

The Company's articles of association require it to transfer 5% of its statutory annual net profit to a legal reserve. This deduction ceases to be compulsory when the statutory reserve amounts to one-tenth of the issued capital. After satisfying the legal requirement, upon the recommendation of the managers, the shareholders may decide to distribute a dividend. This decision is at the discretion of the shareholders.

However, should the shareholders decide to distribute a dividend, no dividend may be distributed to the Class A Common Shareholders until the holders of the Class B Preferred Participating Shares (in proportion to the shares they hold) receive a preferred cumulative dividend corresponding to the product of (i) the liquidation preference described above and (ii) interest at a rate corresponding to the interest rate payable by the Group with respect to secured indebtedness for borrowed money and any other indebtedness for borrowed money the proceeds of which are used to pay off or refinance such secured indebtedness during the applicable period (such interest rate to be calculated on a weighted average basis quarterly).

Repurchase of Class B Preferred Participating Shares

In October and November of 2011, the Group initiated a series of transactions with the holders of the Class B Preferred Participating Share in order to eliminate the Class B Preferred Participating Shares and replace them with Class A Common Shares.

On 12 October 2011, the Company paid EUR105,000,000 (USD144,984,000) in cash to the holders of the Class B Preferred Participating Shares. On 9 November 2011, the shareholders as a group agreed to convert 73,534,907 Class B Preferred Participating Shares into Class A Common Shares in accordance with Luxembourg Law. These transactions were accounted for as a repurchase because the terms of the Class B Participating Shares did not contemplate or provide for their conversion into Class A Common Shares. The Company then repurchased the remaining 3,870,257 Class B Preferred Participating Shares held by the shareholders of TeamViewer Holdings in exchange for EUR9,000,000 (USD12,235,500) in cash and subordinated promissory notes in an aggregate principal amount of EUR13,055,124 (USD17,748,441), thereby eliminating the outstanding liquidation preference on the Class B Preferred Participating Shares in its entirety. The 3,870,257 Class B Participating Preferred Shares repurchased by the Company were then cancelled.

In order to preserve the pro rata ownership of the Company that existed immediately prior to the share repurchase described above, the shareholders of TeamViewer Holdings subscribed for 1,290,085 Class A Common Shares for an aggregate total subscription price of EUR38,702 (USD52,616).

The aggregate fair value of the 25,801,721 Class A Common Shares was USD 447,405,000.

This transaction was accounted for as a repurchase of the Class B Preferred Participating Shares. In accordance with IAS 33, the excess of the fair value of the consideration transferred over the carrying amount of the Class B Preferred Participating Shares was recorded as a charge to accumulated deficit. This charge will also be shown as an increase in net loss in arriving at net loss available to the holders of Class A Common Shares when calculating net loss per share (note 12). The charge is calculated as follows:

USD'000

Carrying value of Class B Preferred Participating Shares	108,452
Less: Fair value of consideration paid:
Cash	157,165
Subordinated note payable	17,748
Class A Common Shares issued	447,405

Charge to accumulated losses	(513,866)

Authorised Share Capital
(Number of shares)

	2009	2010	2011

Common shares with a par value of EUR1 each of GFI Software S.à r.l.(formerly TV Holding S.à r.l.) prior to legal Merger	178,281	—	—
Class 'A' common shares of EUR0.01 each of the Company	—	1,105,788,052	36,859,598
Class 'B' Preferred Participating shares of EUR0.01 each of the Company	—	7,740,516,390	—

	178,281	8,846,304,442	36,859,598

The number of shares at 31 December 2009 is before giving effect to the Merger.

The Company is constituted for an unlimited duration and under Luxembourg corporate law a voluntary liquidation requires the approval of a majority of the shareholders holding at least 75% of the share capital.

	Share option reserve	Capital contribution for share options

	USD'000	USD'000
At 1 January 2009	—	619
Share based payments expense	—	509
Expiration of vested options	—	(130)

At 31 December 2009	—	998
Recognition of put-option upon modification	—	(73)
Share based payments expense	—	661
Expiration of vested options	—	(8)

At 31 December 2010	—	1,578
Share based payments expense	9,371	802
Expiration of vested options	—	(3)

At 31 December 2011	9,371	2,377

Capital contribution for share options and share option reserve represent the value of equity-settled share based payment transactions provided to certain employees and senior executives, as part of their remuneration. The capital contribution for share options and share option reserve represent share options issued under the GFI Software Holdings Ltd.'s (shareholder) and the Company's stock incentive plans respectively as described in more detail in note 16.

Foreign currency translation reserve

The foreign currency translation reserve consists of exchange differences arising from the translation at the reporting date, of the assets, liabilities and income and expenses of the Company and its subsidiaries, to the reporting currency (United States dollars) of the Group. The exchange differences arising on the translation are taken directly to the foreign currency translation reserve through other comprehensive income.

Other components of equity / (deficit)

Other equity reserve

The other equity reserve represents the effects of the acquisition of the non-controlling interest in Iapetos from the Group's parent company and the equity component of the CPECs.

The equity component of CPEC's, net of taxes, amounting to USD10,826,000 was credited to the other equity reserve. Upon the conversion of CPECs into Class B Preferred Participating Shares, the difference between the carrying value of the liability and accrued interest and the nominal value of the shares amounting to USD10,890,000 and the reversal of the unutilised deferred tax liability on the date of conversion of USD3,142,000 was also included in the other equity reserve. After giving effect to the conversion of CPEC's, the balance in this reserve related to the CPECs amounted to USD3,078,000.

Merger reserve

The merger reserve represents the net effect of giving retroactive effect to the respective exchange ratios in presenting Class A common and Class B Preferred Participating Shares in the Consolidated Statement of Changes in Equity/(Deficit).

Dividend reserve

The dividend reserve consists of dividend payments made to the owners of GFI Acquisition in a previous financial period prior to 1 January 2009.

Legal reserve

As discussed above, the Company's articles of association require it to transfer 5% of its annual net profits to the statutory reserve. This deduction ceases to be compulsory when the statutory reserve amounts to one-tenth of the issued capital. Due to losses sustained by the Company during 2011 no transfer to this reserve was necessary.

Share premium

Share premium has been retrospectively adjusted for the reverse stock split as described in Note 1. Share premium represents the excess amount over the nominal par value of equity transactions.

Share premium reserve includes the transfer of an amount of USD122,706,000 on the repurchase of the Company's Class B Preferred Participating shares (note 19) and the difference between the charge to the accumulated loss resulting from the repurchase of the Class B Preferred Participating Shares amounting to USD513,866,000, the amount paid and payable amounting to USD174,915,000, the amount of Class A

Common Shares Issued Capital amounting to USD361,000 and the balance of Class B Preferred Share Issued Capital repurchased of USD1,084,000.

20.    Interest bearing loans and borrowings

	2010	2011

	USD'000	USD'000
Current
Bank loans (note i and ii)	68,709	19,489

	68,709	19,489

Non-current
Bank loans (note i and ii)	13,230	178,877
Promissory note (note iii)	5,373	15,553
Finance lease payable	—	50

	18,603	194,480

The carrying amount of the interest bearing loans and borrowings is stated at amortised cost.

At 31 December 2011 the Group had outstanding bank loans of USD198,366,000 under credit facilities granted during the year as detailed in note (ii). The proceeds received under these credit facilities were partially used to extinguish all the outstanding loans at September 2011 which were brought forward from 31 December 2010 as detailed in note (i) and to repurchase the Class B Participating Preferred Shares (note 19). The promissory note payable as at 31 December 2011 relates to debt issued by the Company to the shareholders as detailed in note (iii)(b).

i.    Bank Loans 2010

a.    Wells Fargo acting as administrative agent

Bank loans outstanding at 31 December 2010 include facilities originally granted to a subsidiary of the Company (Gee FI) with a maturity date of 5 May 2010. On 29 June 2009, the Group negotiated an extension to the credit agreement, whereby the maturity terms were extended to 31 December 2011. No change to the applicable interest rates was effected through this amendment. As part of this amendment the Group issued 25,581,554 shares to the lenders at the nominal value of USD16,000. The fair value of these shares amounted to USD284,000, of which USD268,000 was accounted for as borrowing cost to be amortised over the remaining life of the loan.

On 3 November 2010, TV GFI Holding S.à r.l., ("TV GFI") a Luxembourg limited liability company, a direct subsidiary of the Company, signed a joinder agreement by virtue of which it became co-borrower with Gee FI for any amount outstanding under these facilities to which Gee FI and certain of the subsidiaries in the GFI Acquisition group were parties. Following this agreement, Gee FI transferred its indebtedness under the loan at that date of USD83,492,000 plus accrued interest of USD417,000 to TV GFI Holding S.à r.l.

At 31 December 2010, these bank loans consisted of Tranche A and Tranche B loans amounting to USD27,992,000 and USD41,000,000 respectively (2009: USD61,317,000 and USD41,000,000 respectively) and bear interest at the adjusted London Inter-Bank Offered Rate (LIBOR) or a minimum of 3% p.a., plus the margins applicable to Tranche A and Tranche B as specified by the second amendment to the credit agreement, dated 22 August 2008.

The average applicable margin for 2011 and 2010 on Tranche A of the Loan was 4.75% and on Tranche B, 8.25%. Tranche A of the loan was payable in quarterly instalments amounting to USD1,000,000 each until 31 December 2011. Tranche B of the loan was repayable in a bullet amount on the same maturity date. Both tranches were extinguished in September 2011. The loan was secured by a joint and several guarantee issued in favour of Wells Fargo Capital Finance LLC as security for total borrowings granted to the Group as well as a pledge by the Group of all present and future undertaking, assets and intellectual property rights (including trademarks, patents and copyright). On 19 April 2011, Wells Fargo Capital Finance LLC ceased to act as the administrative and collateral agent for the lenders, when Morgan Stanley Senior Funding Inc. was appointed in such capacity.

b.    Silicon Valley Bank as lender

On 24 July 2009, TV Finance LLC obtained a loan of USD15,000,000 from Silicon Valley Bank in order to finance a portion of the TeamViewer acquisition. The loan bore interest at the aggregate of 0.25% per annum and the higher of the bank's prime rate and 4.25%. The loan was contractually due for repayment on 1 January 2012 but was fully repaid on 22 April 2010.

On 1 June 2010, GFI USA Holding Company, Inc. obtained a loan of USD20,345,000 from Silicon Valley Bank in order to finance a portion of the acquisition of GFI Software (Florida). The loan carried interest at the bank's prime rate or a minimum of 4.5%. The loan was due for repayment on 1 December 2010, but following a Loan Modification Agreement entered into on 28 September 2010, the loan was extended to 31 December 2012, following a repayment of USD7,115,000. The loan was guaranteed by certain of the Insight funds. The loan was fully extinguished in September 2011.

ii.    Bank Loans 2011

JPMorgan Chase as administrative agent

On 14 September 2011, the Company, TV GFI, as borrower, and certain subsidiaries of the Company entered into a five-year credit agreement (the "2011 Credit Agreement") with various lenders and JPMorgan Chase Bank, N.A., acting as administrative agent. Under the terms of the 2011 Credit Agreement, TV GFI has the following commitments available for future borrowings: USD and EUR tranche term loans in principal amounts not to exceed USD154,197,000 and EUR30,000,000 (USD40,803,000), respectively, and revolving loan in an aggregate principal amount not to exceed USD10,000,000 at any one time and an incremental term facility of USD15,000,000. The Company received cash proceeds under the terms of the 2011 Credit Agreement of USD154,197,000 and EUR30,000,000 on 14 September 2011 and USD15,000,000 on 30 September 2011. Proceeds from the issuance of term loans were used for the payment of fees and expenses in connection with the new credit facility and the repayment of principal and interest under the previous credit facility, and certain equity payments to shareholders (as disclosed in note 19). Proceeds from the issuance of revolving loan shall be used for working capital and other obligations incurred in the ordinary course of business. The Company did not avail itself of the revolving facility by the financial reporting date. The USD and EUR tranche term loans, bear interest at the bank's base rate plus 5.75% per annum or the adjusted LIBOR, which shall not be less than 1.25%, plus 6.75% per annum.

On 21 December 2011, TV GFI obtained a waiver of default from JPMorgan Chase Bank, N.A. and the required lenders arising from the Company's failure to deliver the Group's 2010 Audited Consolidated Financial Statements to the administrative agent within 45 days of the effective date of the 2011 Credit Agreement.

Under the terms of the 2011 Credit Agreement, the Group is required to comply with a variety of affirmative, negative and financial covenants, including a leverage ratio and a fixed charge coverage ratio.

The leverage ratio is the ratio of consolidated indebtedness for the Company, TV GFI and other subsidiaries as of such date to the Group's consolidated EBITDA (as defined in the 2011 Credit Agreement) for the period for four consecutive fiscal quarters most recently ended on or prior to such date. The leverage ratio for the following periods may not exceed the following limit:

Period	Leverage ratio

31 December 2011 to but excluding 30 June 2012	3.75 to 1.00
30 June 2012 to but excluding 30 September 2012	3.50 to 1.00
30 September 2012 to but excluding 31 December 2012	3.25 to 1.00
On and after 31 December 2012	3.00 to 1.00

The fixed charge coverage ratio is the ratio of consolidated EBITDA less capital expenditures to consolidated fixed charges, in each case for any period of four consecutive fiscal quarters. For the purpose of calculating the fixed charge coverage ratio, if TV GFI, as borrower, or any direct or indirect subsidiary of the Company incurs, assumes, guarantees, makes any voluntary or mandatory prepayment, repurchases or otherwise voluntarily discharges indebtedness during the period of four consecutive fiscal quarters, then the fixed charge coverage ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, prepayment, repurchase or discharge as if it occurred on the first day of the applicable four consecutive fiscal quarter period. The fixed charge coverage ratio for any period of four consecutive quarters may not be less than the following:

Period	Fixed charge ratio

31 March 2012 to but excluding 30 September 2012	1.10 to 1.00
On and after 30 September 2012	1.20 to 1.00

The 2011 Credit Agreement contains certain customary negative covenants, including limitations on debt, guarantees and hedging arrangements, limitations on liens and sale-leaseback transactions, limitations on changes in business conducted by the Company and subsidiaries, limitations on loans, investments, advances, guarantees and acquisitions, limitations on asset sales, limitations on dividends on, and redemptions and repurchases of, equity interests and other restricted payments, limitations on prepayments, redemptions and repurchase of other debt, limitations on transactions with affiliates, limitations on restrictions on the ability of subsidiaries to incur liens and to pay dividends and make distributions and a negative covenant which restricts the Group's ability to amend material agreements or the organizational documents of the Group in any manner materially adverse to the lenders under the 2011 Credit Agreement.

The 2011 Credit Agreement also contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, defaults for material breaches of representations and warranties, covenant defaults, cross-defaults and cross-acceleration to certain other material indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failures of any guaranty or lien on a material amount of collateral supporting the 2011 Credit Agreement to be in full force and effect and changes of control. If an event of default occurs, the lenders under the 2011 Credit Agreement are entitled to take various actions, including acceleration of amounts due and all actions permitted to be taken by a secured creditor.

iii.    Promissory Notes

a.     On 2 July 2009, as part of the consideration to acquire HoundDog, the Group entered into a USD5,000,000, 5% promissory note with the previous owners of HoundDog, allotted as set forth in the share purchase agreement. The carrying amount of the promissory note is stated inclusive of interest. The note was payable on a date which was the earlier of 2 July 2012 or upon a change in control. On 10 June, 2011, the Group repaid the outstanding principal amount of the promissory note. The Group was released from all obligations to pay interest on such promissory note.

b.     On 9 November 2011, the Company issued EUR13,055,124 (USD17,748,000) in convertible promissory notes in partial settlement of the repurchase of 3,870,257 Class B Preferred Participating Shares held by the shareholders of TeamViewer Holdings as described in note 19. The applicable rate of interest on the promissory notes is referenced to the quarterly average rate payable on the 2011 Credit Agreement disclosed in note 20 (ii). The promissory notes are subordinate to the 2011 Credit Agreement and accordingly the repayment of the principal amount and accrued interest are due 190 days after the settlement of the facilities under the 2011 Credit Agreement. The fair value of the convertible promissory notes on initial recognition has been calculated by applying a 10% discount rate determined by management to be the applicable market rate of a liability with the same terms and conditions. The promissory notes are also convertible into the Company's common shares by agreement between the Company and the note holders at a conversion price based on the fair value of the Company's common shares as of the date of such agreement. In addition, the Company is entitled to require conversion of shares into common shares in the event of an initial public offering ("IPO") at the price offered to the public at the time of the IPO. It is the Company's intent that these notes will be paid back in full upon IPO.

Commitments

Certain of the Group companies are party to a certain Master Guarantee Agreement by and between GFI Software S.à r.l. and TV GFI and such other certain Group companies as referenced therein and JP Morgan Chase Bank, N.A. as administrative agent, dated as of 14 September 2011 (as amended, supplemented or otherwise modified from time to time) ("Master Guarantee Agreement") as collateral in connection with that certain Credit Agreement between, inter alia, TV GFI as borrower, GFI Software S.à r.l., JP Morgan Chase Bank, N.A. as administrative agent, and JP Morgan Securities LLC as sole lead arranger and sole book runner dated as of 14 September 2011 (as amended, supplemented or otherwise modified from time to time) regarding bank debt in several tranches denominated in USD or EUR, in a total amount equivalent to USD198,366,000 (including accrued interest of USD447,000 as at December 31, 2011) ("Credit Agreement"). GFI Software S.à r.l. and TV GFI as well as those certain Group companies which have become parties to the Master Guarantee Agreement as Guarantors, are severally and jointly liable for the amounts outstanding under the Credit Agreement. As further security under the Credit Agreement, certain of the Group companies have pledged their present and future assets as well as certain intellectual property rights. The shares in certain of the Group companies have also been pledged under share pledge agreements in the respective various jurisdictions. The Credit Agreement also contains numerous affirmative covenants and in addition the Group is required to continue to comply with a fixed charge coverage ratio and a leverage ratio. Lenders believe that adjusted EBITDA is the appropriate performance measure for the key operational covenants.

Certain of the Group companies were party to a joint and several guaranty issued in favour of Wells Fargo Capital Finance LLC as security for bank borrowings of USD68,992,000 and accrued interest of USD1,995,000 as at 31 December 2010, for which two subsidiaries, Gee FI and TV GFI, were jointly and severally liable. As security for this guaranty, certain of the Group companies have pledged their present and future assets and their intellectual property rights.

At any time during the years 2011 and 2010 and at the end of the financial reporting periods, the Group did not have any defaults of interest or covenant breaches with respect to its bank borrowings except for late filing of the Company's audited financial statements for the year ended 2010 in respect of which the Company was granted a waiver.

21.    Trade and other payables

	2010	2011

	USD'000	USD'000
Trade payables and other accruals (note i)	10,322	17,810
Interest accrual	2,640	639
Other payables (notes ii and v)	2,884	4,635
Amounts due to shareholders (note iii)	2,815	2,812
Ultimate shareholders' loan (note iv)	22	21

	18,683	25,917

i.      Trade payables are non-interest bearing and are normally settled on 30-day terms.

ii.     Other payables are non-interest bearing and are expected to be settled within twelve months.

iii.    Amounts due to shareholders represent non-interest bearing loans which are unsecured, interest free and repayable on demand.

iv.    The ultimate shareholders' loan is unsecured, interest free and repayable on demand.

v.     Included within other payables at 31 December 2010, USD1,000,000 represented a holdback amount arising on the acquisition of Katharion. This amount was settled during the current financial year.

22.    Deferred revenue

Deferred revenue includes amounts billed to customers for which revenue has not been recognised and generally results from:

•
Unearned maintenance fees;

•
Unearned portion of combined licence, maintenance and connectivity fees;

•
Unearned portion of activation fees;

•
Unearned portion of branding fees; or

•
Unearned portion of SaaS or other software subscriptions.

23.    Other payables

	2010	2011

	USD'000	USD'000
Non-current
Amount due to third party	551	112
Amount due to related party	—	920

	551	1,032

Amounts due to third party at 31 December 2010 and 2011 represent long-term liabilities for royalty earnout amounts relating to acquired software rights. These liabilities are expected to be fully settled by 2014. Amounts due to related party at 31 December 2011 include a holdback amount of USD889,000 and a loan of USD31,000 both assumed part of the acquisition of Monitis Inc. and Monitis GFI CJSC and due to a director of the acquired companies (note 5).

24.   Operating leases

	2009	2010	2011

	USD'000	USD'000	USD'000
Minimum lease payments under operating leases recognised as an expense for the year	997	1,668	2,430

At the reporting date, the Group had outstanding commitments under operating leases, which fall due as follows:

	2009	2010	2011

	USD'000	USD'000	USD'000
Within one year	940	1,541	2,311
Between one and five years	2,404	5,420	5,675
More than five years	73	339	—

	3,417	7,300	7,986

Operating lease payments represent rentals payable by the Group for certain buildings. Leases are negotiated and rentals are fixed for an average term of three years.

25.   Related party disclosures

The Company and its wholly owned subsidiaries at 31 December 2011 are listed below.

GFI Software S.à r.l. (incorporated in the Grand Duchy of Luxembourg)
TV GFI Holding S.à r.l. (incorporated in the Grand Duchy of Luxembourg)
Titan Backup S.R.L. (incorporated in Romania)
Gee FI Holdings Limited (incorporated in the British Virgin Islands)
GFI Holding Malta Limited (incorporated in the Republic of Malta)
GFI Software GmbH (incorporated in Germany)
GFI Software LTD (incorporated in the British Virgin Islands)
GFI Software Limited (incorporated in the Republic of Cyprus)
GFI Software Limited (incorporated in England and Wales)
GFI Software Development Limited (incorporated in the Republic of Malta)
GFI Software (Florida), Inc. (incorporated in Florida, USA)
GFI Software Sales Limited (incorporated in the Republic of Malta)
GFI USA, Inc. (incorporated in North Carolina, USA)
GFI USA Holding Company, Inc. (incorporated in Delaware, USA)
GFI MAX Ltd. (incorporated in Scotland)
Iapetos Holding GmbH (incorporated in Germany)
Internet Integration, Inc. (incorporated in California, USA)

GFI Software Philippines, Inc. (incorporated in the Republic of the Philippines)
TeamViewer GmbH (incorporated in Germany)
Techgenix Limited (incorporated in the British Virgin Islands)
Techgenix Limited (incorporated in the Republic of Malta)
TG Holding Malta Limited (incorporated in the Republic of Malta)
VIPRE Software UK Ltd. (incorporated in England and Wales)
Monitis, Inc. (incorporated in Delaware, USA)
Monitis GFI CJSC (incorporated in Armenia)
TeamViewer Inc. (incorporated in Delaware, USA)
TeamViewer Pty. Ltd. (incorporated in Australia)

The following table provides the outstanding amounts with related parties:

		Amounts owed to related parties*

		USD'000
Insight Venture Partners (Ultimate shareholders)	2010	22
	2011	11,966
Bessemer Venture Partners (Ultimate shareholders)	2010	—
	2011	2,706
Greenspring Global Partners (Ultimate shareholders)	2010	—
	2011	902
GFI Software Holdings Ltd. (Shareholder)	2010	2,786
	2011	2,782
TeamViewer Holdings Ltd. (Shareholder)	2010	29
	2011	30
Other related party (Director in subsidiary)	2010	—
	2011	951

*      The amounts are classified as Trade and Other Receivables, Trade and Other Payables, Other Non-Current Payables and Interest Bearing Loans and Borrowings.

The amounts due to the shareholder, represent funds raised from an issue of shares by GFI Software Holdings, with the proceeds advanced to and utilised by the Group.

The related party transactions entered into by the Group represent advances of funds and settlement of expenses by or on behalf of related parties. In 2010, interest on CPECs amounting to USD3,312,000 accrued to the Company's shareholders.

Subsequent to the re-purchase of the remaining Class B Preferred Participating Shares during the current year, the Company issued subordinated convertible promissory notes in an aggregate principal amount of EUR13,055,000 (USD17,748,000) to its ultimate shareholders (refer to note 20).

The amount due to a director of a subsidiary amounting to USD951,000 include the fair value of holdback consideration amounting to USD889,000 and the fair value of a note payable to the seller amounting to USD62,000, in connection with the Monitis acquisition (note 5). The note payable is interest free, and the

Group has agreed to begin repaying the outstanding balance starting September 2012. The holdback consideration is interest free, and is repayable on 28 March 2013.

Compensation of key management personnel

In addition to their salaries, the Group also provides non-cash benefits to managers and senior executive officers. Executive officers also participate in the Group's share option programme.

	2009	2010	2011

	USD'000	USD'000	USD'000
Short-term employee benefits	2,506	3,063	2,701
Share-based payments	493	660	5,863

Total compensation paid to key management personnel	2,999	3,723	8,564

The amounts disclosed in this table are the amounts recognised as an expense during the respective reporting periods related to key management personnel.

The Group considers the CEO, the CFO and several of their direct reports as key management personnel. Based on acquisition activity in 2009 and 2010, the reorganization of the Group into business units and changes to certain management reporting, various individuals that were considered key management personnel in 2009 and 2010 are no longer considered key management of the Group at 31 December 2011.

26.   Parent and ultimate holding company

As of 31 December 2010, 70% of the outstanding equity of the Company was held by TeamViewer Holdings of Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. As of such date, GFI Software Holdings, of Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, held the remaining 30% of the outstanding shares in issue. On 9 November 2011, TeamViewer Holdings distributed the outstanding Class B Preferred Participating Shares it held to its shareholders in amounts relative to their pro rata ownership of TeamViewer Holdings, such that all of the outstanding Class B Preferred Participating Shares in the Company were held directly by the shareholders of TeamViewer Holdings. These shares were converted into Class A common Shares on the same day.

The Company is 77% owned by funds affiliated with Insight Venture Partners, a venture capital firm situated in New York, United States of America. The Insight funds are controlled by their respective general partners, with each general partner ultimately managed and controlled by Insight Holdings Group, L.L.C.

27.   Financial risk management objectives and policies

The Group's main financial assets on the Consolidated Statement of Financial Position, comprise of trade and other receivables and cash at bank and in hand.

The Group's main financial liabilities comprise interest bearing loans and borrowings, trade and other payables.

The main risks arising from the Group's financial statements are market risk, liquidity risk, credit risk, interest rate risk and foreign exchange risk. The Board of Managers reviews and agrees policies for managing each of these risks as summarised below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity risk. Financial instruments affected by market risk include loans and borrowings.

Interest rate risk

As at 31 December 2011 and 2010, the Group's exposure to the risk of changes in market interest rates related primarily to the Group's bank borrowings which carry a floating interest rate. In 2010, one of the Group's bank loans had a variable element of the interest rate tied up to the bank's prime rate plus 0.25%, or a minimum of 4.5%; the second loan had a variable element of the interest rate tied up to LIBOR, or a minimum of 3%. As disclosed in more detail in note 20(ii), the USD and EUR tranche term loans at 31 December 2011, bear interest at the bank's base rate plus 5.75% per annum or the adjusted LIBOR plus 6.75% per annum.

The Group does not expect any impact on its results from a reasonably possible change in market interest rates. Due to the minimum rate terms built into its interest rates on bank borrowings, a change of 50 or 100 basis points in market interest rates would have no significant impact on the Group's interest expense and its results.

Foreign currency risk

As a result of significant investment operations in different currencies, the Group's statement of financial position can be affected by movements in the USD exchange rates with other currencies. The Group regularly reviews the impact of foreign currency risk on its financial data and may enter into hedging contracts to mitigate this risk. During the periods presented in the Consolidated Financial Statements, the Group has not entered into any hedging contracts.

The Group is also exposed to a level of transactional currency risk. In general this risk is mitigated through the sales, purchases and costs of the Group's operating units being transacted in their respective functional currencies. The major non-USD currencies transacted in by the Group are the Euro and the Great Britain Pound ("GBP").

The following table demonstrates the sensitivity to a reasonably possible change in the Euro/USD and GBP/USD exchange rates, with all other variables held constant, of the Group's pre-tax results and equity (due to changes in the fair value of monetary assets and liabilities):

		2010	2011

		USD'000	USD'000
Increase/decrease in Euro rate
Effect on pre-tax results	+5%	(3,715)	(7,650)
	-5%	3,715	7,650

		2010	2011

Increase/decrease in GBP rate
Effect on pre-tax results	+5%	225	311
	-5%	(225)	(311)

Credit risk

The Group's receivable balances are monitored on an on-going basis such that the Group's exposure to credit risk is not significant.

There were no customers with balances in excess of 10% of total trade receivables. The number of customers with balances in excess of USD250,000 at 31 December 2011 amounted to 5 (2010: 5 customers). The total balance of these customers as at 31 December 2011 amounted to USD 2,584,000 (2010: USD 2,186,000).

With respect to credit risk arising from the other financial assets of the Group, which comprise cash at bank, the Group's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

The Group evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.

Liquidity risk

The Group actively manages its risk of a shortage of funds by closely monitoring the maturity of its financial assets and liabilities, compliance with debt covenants and projected cash flows from operations.

The Group considers its concentration risk to be manageable, particularly in view that a large portion of its external borrowings at 31 December 2011 are due for repayment over the period up to 2016.

The table below summarises the maturity profile of the Group's financial liabilities at 31 December 2011 and 31 December 2010 based on contractual undiscounted payments.

	Carrying amount	Within 3 months	3 to 12 months	1 to 5 Years	Total

	USD'000	USD'000	USD'000	USD'000	USD'000
31 December 2010
Interest-bearing loans and borrowings	87,312	2,844	73,438	19,427	95,709
Trade and other payables	18,683	17,075	1,656	—	18,731
Other liabilities	551	—	—	551	551
Put Option	404	—	—	500	500

	106,950	19,919	75,094	20,478	115,491

	Carrying amount	Within 3 months	3 to 12 months	1 to 5 years	Due after 5 years	Total

	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
31 December 2011
Interest-bearing loans and borrowings	213,969	9,198	27,205	223,197	24,193	283,793
Trade and other payables	25,917	18,458	7,459	—	—	25,917
Other liabilities	1,032	—	—	1,048	—	1,048
Put Option	469	—	500	—	—	500

Total	241,387	27,656	35,164	224,245	24,193	311,258

Fair value

The carrying amounts of cash at bank, receivables, payables and short term borrowings approximated their fair values largely due to the short-term maturity of these instruments.

The fair value of interest bearing loans and borrowings has been calculated by discounting the expected future cash flows at prevailing yields for similar debt instruments as of the balance sheet dates. Set forth below is the carrying amount and the fair value of our interest bearing loans and borrowings.

	Carrying value		Fair value
	2010	2011	2010	2011

	USD'000	USD'000	USD'000	USD'000
Interest bearing loans and borrowings	87,312	213,969	87,932	223,034

Capital management

Capital includes Class A Common Shares and Class B Preferred Participating Shares and equity attributable to the equity holders of the parent.

The objective of the Group's capital management is to ensure that it maintains healthy financial ratios, to adequately support its business and stakeholders' objectives.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. During the years ended 31 December 2010 and 2011, the Group was in compliance with its internal ratios relating to capital maintenance. With respect to changes in the Group's capital structure after the date of the Consolidated Statement of Financial Position, refer to note 29 to the Consolidated Financial Statements.

28.   Operating segment information

The Group is a global provider of software solutions that are designed to enable IT administrators within SMBs to manage, secure and access their IT infrastructure and business applications. The Group considers operating segments to be components of the Group in which separate financial information is available that is evaluated regularly by the Group's chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The CODM for the Group is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about billings by product and geographic region for purposes of allocating resources and evaluating financial performance. Accordingly, the Group has determined that it has a single reporting segment.

Revenue analysed by the Group's main product and service groups is presented below:

	2009	2010	2011

	USD'000	USD'000	USD'000
Web-based services, maintenance and subscription
IT Infrastructure	29,953	43,494	50,019
Collaboration	1,656	11,221	29,975
GFI MAX	2,643	8,740	13,966

Total	34,252	63,455	93,960

Licence
IT Infrastructure	15,884	18,270	26,117
Collaboration	—	—	—
GFI MAX	—	—	—

Total	15,884	18,270	26,117

Total revenue
IT Infrastructure	45,837	61,764	76,136
Collaboration	1,656	11,221	29,975
GFI MAX	2,643	8,740	13,966

Total consolidated revenue	50,136	81,725	120,077

The Group's accounting system does not track revenue by external customer by geography. The following table presents revenue as recorded in the geographic locations of the Company's subsidiaries for the years ended 31 December:

	2009	2010	2011

	USD'000	USD'000	USD'000
Revenue:
Europe	27,962	42,899	67,216
Americas	22,174	38,826	52,861

Total revenue	50,136	81,725	120,077

The following table presents revenue as recorded in the respective countries in which the Company's subsidiaries are located for the years ended 31 December:

	2009	2010	2011

	USD'000	USD'000	USD'000
Revenue:
United States	21,623	38,356	52,267
Germany	7,323	17,118	36,427
United Kingdom	9,343	14,298	18,974
Malta	11,296	11,483	11,702
Others	551	470	707

Total revenue	50,136	81,725	120,077

Revenue generated in the Company's country of domicile was immaterial for each of the three years ended 31 December 2011, 2010 and 2009. No single external customer contributed 10% or more of the consolidated entity's revenue for the years ended 31 December 2011, 2010 and 2009.

The following table presents certain non-current assets of the Group by material country as of 31 December 2011:

	Property, plant and equipment	Other intangible assets	Goodwill

	USD'000	USD'000	USD'000
Germany	895	34,893	98,262
United States	3,971	19,792	42,650
British Virgin Islands	—	758	43,082
United Kingdom	537	2,429	22,138
Malta	870	—	20,449
Philippines	482	—	—
Others	40	3,153	1,904

Total	6,795	61,025	228,485

Events after the reporting period

Prior to January 2012, the Company was organised into one segment. In January 2012, the Group changed its internal organizational reporting structure and established three reportable operating segments and a corporate category. As a result, the IFRS-required segment disclosures have been presented herein to include the retrospective disclosures related to the newly-established reportable segments for the three years ended 31 December 2011. Beginning in 2012, discrete financial information has been and will continue to be provided to the CODM in order to monitor the operating results of the reportable segments for the purpose of making decisions about resource allocation and performance assessment.

For management purposes, beginning in 2012, the Group is organised into three reportable operating segments which are based on products and services and which reflect the Group's management structure and internal financial reporting and a corporate category:

•
IT Infrastructure.    The IT Infrastructure segment offers products that enable IT administrators to manage, secure and access their IT resources.

•
Collaboration.    Our Collaboration product TeamViewer, allows users to access computers and perform important tasks from remote locations.

•
GFI MAX.    Our GFI MAX segment provides SaaS solutions designed specifically for providers of outsourced IT support services to SMB customers.

•
Corporate.    Corporate includes activities such as finance and accounting, information technology and human resources, all of which are non-revenue generating.

Each of the Company's operating segments offers different services and technology, and is managed separately pursuant to uniquely developed marketing strategies. The IT Infrastructure segment generally derives its revenue from computer software which is produced and licensed for web and mail security, archiving, back-up and fax, network and security and managed service provider solutions. It also offers maintenance and support in these areas. IT Infrastructure revenue is reported within both revenue lines in the Consolidated Income Statement.

The Collaboration segment derives its revenue from developing, selling and supporting computer software for remote access and collaboration over the internet. The TeamViewer product is sold on a subscription basis, and accordingly, collaboration revenue is reported within web-based services, maintenance and subscription revenue in the Consolidated Income Statement.

The GFI MAX segment generates revenue from licensing a hosted SaaS platform to third parties which enables remote IT management, monitoring and security. The GFI MAX product is sold on a subscription basis, and accordingly, GFI MAX revenue is reported within web-based services, maintenance and subscription revenue in the Consolidated Income Statement.

The corporate category includes various corporate functions which do not offer services and technology and do not generate revenue.

Management separately monitors the operating results of its reportable segments for the purpose of making decisions about resource allocation and performance assessment. The Group's CODM evaluates the Company's performance based primarily on segment operating results which are measured differently from the operating results as reported in the IFRS consolidated financial statements. The Company measures profitability of its segments using each segment's Adjusted EBITDA. Adjusted EBITDA provides useful information to Management in understanding and evaluating operating results. In addition, the Group's lenders under the senior secured credit facility utilize Consolidated EBITDA, which is a metric which is the same as Adjusted EBITDA, as a key measure of the Group's financial performance in relation to certain of operating covenants under the senior secured credit facility. Adjusted EBITDA is a financial measure that the Group calculates as income (loss) before taxation, adjusted for provision for income taxes; gain on disposal of product lines; unrealised exchange fluctuations; finance costs and revenue; depreciation, amortisation and impairment; stock-based compensation, specific extraordinary, non-recurring items, plus the change in deferred revenue. The Group defines billings as revenue plus change in deferred revenue. The Group believes that external billings are a significant indicator of future revenue and cash inflows based on the Group's business model of billing total arrangement fees at the time of sale. A significant portion of billings relate to products and services for which the related revenue is deferred and subsequently recognised over time. Aside from Adjusted EBITDA and billings as noted above, the accounting policies of the Group's segments are the same as its consolidated accounting policies.

Operating results include certain expenses for cost of sales, research and development, sales and marketing, general and administrative as well as certain other allocated shared costs directly attributable to the reportable segments and corporate. These results exclude certain expenses that are managed at the Group level, and are outside of the three operating segments and corporate. Included in operating results is the change in deferred revenue. Costs excluded from management's measure of operating profitability consists of provision for income taxes; gain on disposal of product lines; unrealised exchange fluctuations; finance costs and revenue; depreciation, amortisation and impairment; and stock-based compensation. In addition, the Group will evaluate goodwill for impairment at the CGU level which is different than the operating segment level.

The following table presents the Group's measure of profitability for the years ended 31 December 2011, 2010 and 2009 respectively:

	2009	2010	2011

	USD'000	USD'000	USD'000
Billings by segment
IT Infrastructure	49,980	73,489	86,152
Collaboration	18,536	60,921	99,575
GFI MAX	2,954	9,116	14,513

Consolidated billings:	71,470	143,526	200,240

Change in deferred revenue:	21,334	61,801	80,163

Total revenue
IT Infrastructure	45,837	61,764	76,136
Collaboration	1,656	11,221	29,975
GFI MAX	2,643	8,740	13,966

Total consolidated revenue:	50,136	81,725	120,077

Segment results:
IT Infrastructure	18,213	21,041	11,031
Collaboration	15,630	51,265	79,205
GFI MAX	357	1,398	2,166
Corporate	(298)	(7,256)	(17,507)

Adjusted EBITDA:	33,902	66,448	74,895

Reconciliation to net loss before income taxes

	2009	2010	2011

	USD'000	USD'000	USD'000
Segment results:
Adjusted EBITDA	33,902	66,448	74,895
Unallocated expenses and reconciling items:
Change in deferred revenue	(21,334)	(61,801)	(80,163)
Unrealised currency exchange fluctuations	446	(2,993)	(3,362)
Gain on disposals	—	1,665	95
Stock-based compensation	(509)	(992)	(10,238)

EBITDA	12,505	2,327	(18,773)
Depreciation, amortisation and impairment	(11,533)	(21,619)	(26,369)
Finance revenue	41	96	84
Finance cost	(13,659)	(16,576)	(10,203)

Loss before taxation	(12,646)	(35,772)	(55,261)

Total assets and liabilities are not a part of segment results provided to or reviewed by the CODM and are managed instead on a group basis and, as such, are not disclosed.

29.   Events after the reporting period

Issued Capital

On 31 January 2012, the Company raised its share capital by an amount of EUR140.52 to EUR368,737 by the issuance of 14,052 Class A Common Shares with a par value of EUR0.01 each, to GFI Software Holdings Ltd.

On February 7, 2012, the Company's board of managers authorized an increase in the number of option shares available for distribution under the 2011 Stock Incentive Plan from 3,833,333 to 4,150,000 authorized options to acquire Class A Common Shares with a par value of EUR0.01 each.

In July 2012, the Company raised its share capital by an amount of EUR13 to EUR368,750 by the issuance of 1,333 Class A Common Shares with a par value of EUR0.01 each, to GFI Software Holdings, Ltd. for EUR17,602 which was paid in cash.

On 24 October 2012, the Company raised its share capital by an amount of EUR8 to EUR368,758 by the issuance of 833 Class A Common Shares with a par value of EUR0.01 each to GFI Software Holdings, Ltd. for EUR10,428 which was paid in cash.

On 14 November 2012, the Company raised its share capital by an amount of EUR95 to EUR368,853 by the issuance of 9,472 Class A Common Shares with a par value of EUR0.01 each for which USD121,625 was paid in cash.

In June 2012, an affiliate of the Company relinquished its claim to a shareholder loan issued by the Company. The Company accounted for this transaction as a capital contribution in the amount of EUR2,378,000 (USD2,777,000). At 31 December 2011, the shareholder loan was included within trade and other payables in the condensed Consolidated Statement of Financial Position.

During the nine months ended 30 September 2012, 568,243 share options were exercised from a 2009 Stock Incentive Plan (the "2009 Plan") maintained by GFI Software Holdings Ltd, a shareholder of the Group. As a result of this exercise, an amount of USD239,000, representing the fair value of the exercised options was released from the Capital Contribution for Share Options Reserve and transferred to Other Components of Equity.

As discussed in Note 1, effective 14 November 2012 the Company effected a 1-for-3 reverse stock split of its Class A Common Shares. Unless otherwise indicated, all Class A Common Shares and Class A Common per-share information within these Consolidated Financial Statements and notes thereto have been retrospectively adjusted to reflect the reverse stock split.

Operating Segment

Prior to January 2012, the Company was organised into one operating segment. In January 2012, the Group changed its internal organizational reporting structure and established three reportable operating segments and a corporate category. The Group included disclosure of the segments in the 2011 audited financial statements (note 28).

Incentive Plan

On 13 September 2012, the Board of Managers of the Company approved the GFI Software S.A 2012 Share Incentive Plan (the "2012 Plan") and reserved 3,000,000 common shares of the Company's stock for issuance pursuant to the terms of the 2012 Plan.

5Nine Transaction

On 13 September 2012, Iapetos Holding GmbH entered into a Stock Purchase agreement with 5Nine Software, Inc. ("5Nine"). Under the Stock Purchase agreement, Iapetos Holdings GmbH invested $4 million into 5Nine in exchange for a 46% equity ownership in the entity. The Company will account for its equity interest in 5Nine using the equity method which will require the Company to recognize its proportionate share of 5Nine's profit or loss and other comprehensive income in the Consolidated Income Statement, and Consolidated Statement of Comprehensive Income, respectively, at each reporting period in which significant influence exists.

Concurrently with the execution of the Stock Purchase agreement, the Company, as licensee, entered into an original equipment manufacturing ("OEM") agreement with 5Nine, as licensor.

Debt Covenant

Effective 14 September 2012, the Company, TV GFI ("Borrower"), as borrower, certain subsidiaries of the Company ("Subsidiaries"), various lenders, and JPMorgan Chase Bank, as administrative agent, entered into a Second Amendment to the Credit Agreement dated 14 September 2011. Under the Second Amendment, the definition of consolidated fixed charges was amended to exclude from such definition the aggregate amount of income taxes paid in cash by the Borrower and the Subsidiaries. Additionally, the fixed charge coverage ratio covenant levels were amended. In consideration for amending the agreement, the Borrower was required to pay an amendment fee equal to 0.25% of the aggregate principal amount of the Term Loans and Revolving Commitments which will be amortized over the remaining life of the bank loans.

Legal Entity Change

On 24 October 2012, by a shareholders resolution, the Company became a joint stock company (société anonyme) and changed its name to GFI Software S.A.

Report of the independent certified public accountants

The Board of Directors
Sunbelt Software, Inc.

We have audited the accompanying consolidated balance sheet of Sunbelt Software, Inc. and Subsidiaries as of May 31, 2010, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the period from January 1, 2010 to May 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunbelt Software, Inc. and Subsidiaries as of May 31, 2010, and the consolidated results of their operations and their cash flows for the five month period then ended, in conformity with U.S. generally accepted accounting principles.

                      /s/ Ernst & Young LLP

Tampa, Florida
April 16, 2012

Sunbelt Software, Inc. and subsidiaries
Consolidated balance sheet
May 31, 2010

Assets
Current assets:
Cash and cash equivalents	$3,758,251
Accounts receivable, net	4,220,348
Inventory	125,871
Related-party receivables	43,623
Income taxes receivable	24,321
Prepaid and other current assets	560,800
Current portion of deferre d costs under maintenance contracts	3,192,808

Total current assets	11,926,022
Property and equipment, net	1,504,339
Deferred costs under maintenance contracts, net of current portion	1,346,505
Related-party receivables	393,308
Acquired software and capitalized software costs, net	2,115,953
Other intangible assets, net	111,588

Total assets	$17,397,715

Liabilities and stockholders' deficit
Current liabilities:
Accounts payable and other accrued expenses	$5,884,760
Accrued compensation	2,492,067
Current portion of deferred revenue	16,516,024
Current portion of liability under purchase agreement	418,969

Total current liabilities	25,311,820
Deferred revenue, net of current portion	11,833,189
Liability under purchase agreement, net of current portion	755,792

Total liabilities	37,900,801
Commitments and contingencies	—
Stockholder's deficit:
Common stock, $0.01 par value, 64,000,000 authorized, 32,191,452 issued and outstanding	321,915
Additional paid-in capital	1,817,928
Accumulated deficit	(22,678,476)
Accumulated other comprehensive income, net of tax	35,547

Total stockholders' deficit	(20,503,086)

Total liabilities and stockholders' deficit	$17,397,715

See accompanying notes.

Sunbelt Software, Inc. and subsidiaries
Consolidated statement of operations
May 31, 2010

Net revenues	$12,436,531
Cost of revenues	4,745,407

Gross profit	7,691,124
Operating expenses:
Research and development expenses	2,880,052
General and administrative expenses	5,557,508
Selling expenses	2,240,546
Marketing expenses	2,012,448
Technology support	1,741,604

Total operating expenses	14,432,158

Loss from operations	(6,741,034)
Other income:
Interest income	11,934
Interest expense	(35,076)
Other, net	7,303

Total other income	(15,839)

Net loss before income taxes	(6,756,873)
Provision for income taxes	—

Net loss	$(6,756,873)

See accompanying notes.

Sunbelt Software, Inc. and subsidiaries
Consolidated statement of stockholders' deficit
May 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total

Balance at January 1, 2010	$321,915	$1,793,928	$(15,921,603)	$23,547	$(13,782,213)
Foreign currency translation adjustment, net of tax	—	—	—	12,000	12,000
Stock-based compensation	—	24,000	—	—	24,000
Net loss	—	—	(6,756,873)	—	(6,756,873)

Balance at May 31, 2010	$321,915	$1,817,928	$(22,678,476)	$35,547	$(20,503,086)

See accompanying notes.

Sunbelt Software, Inc. and subsidiaries
Consolidated statement of cash flows
May 31, 2010

Operating activities
Net loss	$(6,756,873)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	591,285
Stock-based compensation	24,000
Bad debt expense	20,200
Reserve for sales returns	6,312
Changes in operating assets and liabilities:
Accounts receivable	(840,991)
Related-party receivables	(303,483)
Prepaid and other current assets	(170,544)
Deferred costs under maintenance contracts	(55,684)
Inventory	(125,871)
Accounts payable and accrued expenses	1,631,465
Accrued compensation	1,565,858
Deferred revenue	5,247,450

Net cash provided by operating activities	833,124
Investing activities
Purchase of property and equipment	(470,729)
Purchase of software rights	(638,508)
Proceeds from sale of investments	763,661

Net cash used in investing activities	(345,576)
Financing activities
Payments on liability under purchase agreement	(153,851)
Principal repayments on notes payable	(263,921)

Net cash used in financing activities	(417,772)

Foreign currency exchange adjustment	12,000

Net increase in cash and cash equivalents	81,776
Cash and cash equivalents—beginning of period	3,676,475

Cash and cash equivalents—end of period	$3,758,251

Supplemental disclosure of cash flow information
Cash paid for interest	$19,050

Supplemental disclosure of noncash information
Noncash purchase of software rights	$1,147,205

See accompanying notes.

Sunbelt Software, Inc. and Subsidiaries
Notes to consolidated financial statements
May 31, 2010

1.     Organization

Sunbelt Software, Inc. (the Company or Sunbelt), a Florida corporation, maintains its headquarters in Clearwater, Florida. The Company is a majority-owned subsidiary of Sunbelt International Group (the Parent), a France-based corporation. The Company develops, distributes, and provides support for its own line of enterprise system infrastructure software products (Sunbelt Products) for Windows NT/2000/2003 environments and provides customer support related to this software to corporations across a variety of industries, to resellers, and directly to consumers. The Company also distributes software developed by third parties and provides first-level customer support related to this software. The Company sells primarily to customers within the United States. The Company also sells to customers in Europe through its online shop and its foreign resellers. The Company also distributes weekly web-based newsletters to IT professionals and generates advertising revenues from the sale of ad space in these newsletters and through other direct advertising services.

In October 2008, Sunbelt Software Philippines, Inc. (Sunbelt Philippines) was incorporated under the laws of the Republic of the Philippines. Sunbelt Philippines is a wholly owned subsidiary of Sunbelt. It is engaged in the business of developing security software under the direction of Sunbelt.

In November 2009, Sunbelt Software UK Limited (Sunbelt UK) was incorporated under the laws of England and Wales. Sunbelt UK is a wholly owned subsidiary of Sunbelt. It is engaged in the business of developing security software under the direction of Sunbelt.

2.     Summary of significant accounting policies

Basis of accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Sunbelt and its wholly owned subsidiaries, Sunbelt Philippines and Sunbelt UK. All intercompany balances and transactions have been eliminated in consolidation.

Cash and cash equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase and investments in long-term certificates of deposit that can be withdrawn at any time without penalty, to be cash equivalents.

Accounts receivable

Management reviews accounts receivable on a monthly basis to determine collectibility. Balances that are determined to be uncollectible are written off against the allowance for doubtful accounts. The Company has recorded an allowance for doubtful accounts of approximately $37,000 as of May 31, 2010. Actual write-offs may exceed the allowance.

Under certain conditions, the Company accepts returns from distributors. The Company estimates returns based on historical experience. An allowance for sales returns is included in the balance sheet as a reduction in accounts receivable. The Company has recorded an allowance for sales returns of approximately $89,000 as of May 31, 2010.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined on a standard cost basis that approximates the first-in, first-out method. Market is determined based on net realizable value. Appropriate consideration is given to obsolescence, excessive levels, deterioration, and other factors in evaluating net realizable value.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for major additions and improvements greater than $500 are capitalized and minor replacements, maintenance, and repairs are charged to expenses as incurred. Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the expected lease term or estimated useful lives of the assets.

Research and development

Research and development expenses include payroll, employee benefits, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached. The Company considers technological feasibility to be established when the product is released for sale as that is when the product is considered viable. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products. Cost incurred to maintain existing products or after general release of the service using the product are expensed in the period they are incurred and are included in research and development costs in the accompanying consolidated statement of operations.

Intangibles

Other intangible assets consist of acquired customer lists and distributor lists. Other intangible assets are being amortized on the straight-line basis over their estimated useful life.

As of May 31, 2010, accumulated amortization totaled approximately $918,000.

Impairment of long-lived assets

Long-lived assets such as intangible assets, property and equipment, acquired software, and capitalized software costs subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review reveals an indicator of impairment, as determined based on estimated undiscounted cash flows, the carrying amounts of the related long-lived assets are adjusted to fair value. Management has determined there has been no impairment in the carrying value of its long-lived assets at May 31, 2010.

Revenue recognition

The Company derives its revenue from four primary sources (i) software license fees, (ii) software maintenance, (iii) OEM sales and (iv) media revenue. The Company recognizes software license fees in accordance with generally accepted accounting standards. Revenue is recognized from licenses of the Company's software products when there is persuasive evidence of an arrangement, the products have been shipped, collectibility is probable, and the software license fees are fixed and determinable. In the event the contract provides for multiple elements (e.g., software products and maintenance support), the total fee is allocated to these elements based on vendor-specific objective evidence of fair value. If any portion of the license fee is subject to forfeiture, refund, or other contractual contingencies, the Company postpones revenue recognition until these contingencies have been removed. Revenue from maintenance contracts is recognized ratably over the term of the contract, ranging from between one to four years. Software license costs from maintenance contracts are also recognized ratably over the term of the contract in the same manner as revenue. Initial maintenance contracts and renewal rates are based upon set percentages of license fees. OEM sales consist of royalties received by the Company on sales of the Company's products by third-party resellers where the Company will provide product support over a specified contract period. Revenue from OEM sales is recognized ratably over the period of the contract offered to the customers, which is generally one year. Revenue from media services, which consists primarily of advertising revenue in the Company's newsletters and other direct advertising, is recognized over the period that such advertising is provided.

The Company's revenues for the period from January 1, 2010 to May 31, 2010, can be summarized as follows:

Software licenses	$2,333,678
Software maintenance	8,940,403
OEM sales	922,870
Media	88,458
Other revenue	151,122

$12,436,531

The Company recognizes shipping and handling fees as revenue, and the related expenses as a component of cost of revenues. All internal handling charges are charged to general and administrative expense.

Stock-based compensation

The Company measures compensation costs for awards to employees based upon the fair value of the award on the date of grant. The compensation cost is recognized over the requisite service period, which is generally the vesting period. The Company considers expected award forfeitures when determining the compensation cost to be recognized.

Income taxes

The Company utilizes the asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates available to the periods in which differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period of deferred tax assets and liabilities.

The Company adopted the income tax standard for uncertain tax positions on January 1, 2009. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of May 31, 2010. The Company's 2007 through 2010 tax years are open for examination for federal and state taxing authorities.

Advertising

The costs of advertising are charged to operations as incurred and are included in marketing expenses in the accompanying consolidated statement of operations. These advertising costs were approximately $1,583,000 for the period from January 1, 2010 to May 31, 2010.

Foreign currency

The functional currency of the Company's foreign subsidiaries is the local currency of that subsidiary. Assets and liabilities of the foreign subsidiaries are translated at the exchange rate on the balance sheet date. Revenue, costs, and expenses are translated at exchange rates in effect during the period. Translation gains and losses are reported as separate component of stockholders' equity. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statement of operations. The Company recorded a net gain (loss) from foreign exchange transactions of approximately $12,000 for the five-month period ended May 31, 2010.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains checking and depository accounts with financial institutions that are insured by the Federal Deposit Insurance Corporation. At times, cash balances on deposit may exceed federally insured accounts and potentially subject the Company to credit losses.

There were no customer concentrations relating to the Company's revenues for the period from January 1, 2010 to May 31, 2010.

The Company attempts to mitigate its concentration of credit risk with respect to accounts receivable through credit approvals, credit limits, and monitoring procedures. The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support accounts receivable. The Company did not have any customers that represented more than 10% of its total accounts receivable at May 31, 2010.

Use of estimates

The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles (GAAP) requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the disclosures made in the accompanying notes. For example, the Company uses estimates in determining the collectability of accounts receivable, the appropriate levels of various accruals, and the realizability of deferred tax assets. Despite the intention to establish accurate estimates and use reasonable assumptions, actual results could differ from the Company's estimates.

Fair value

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

  Level 1—Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity has the ability to access.

  Level 2—Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

  Level 3—Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, the Company may remeasure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

Cash and cash equivalents, accounts receivable, accrued liabilities, and accounts payable are reflected in the consolidated financial statements at carrying value, which approximates fair value due to their short term maturity.

Subsequent events

In preparing the accompanying consolidated financial statements, the Company has evaluated events and transactions that would impact the consolidated financial statements for the five-month period ended May 31, 2010 through April 16, 2012, the date the consolidated financial statements were available for issuance.

3.     Property and equipment

Property and equipment, net, consisted of the following as of May 31, 2010:

		Estimated useful life (in years)

Computer equipment	5	$2,399,843
Purchased computer software—internal use	2-3	963,609
Furniture and fixtures	7	135,869
Leasehold improvements	2-5	249,485

		3,748,806
Less accumulated depreciation		(2,244,467)

Property and equipment, net		$1,504,339

Total depreciation expense was approximately $191,000 for the period from January 1, 2010 to May 31, 2010, and is included in general and administrative expenses in the accompanying consolidated statement of operations.

4.     Acquired software and capitalized software costs

Acquired software and capitalized software costs, net, consisted of the following as of May 31, 2010:

		Estimated useful life (in years)

Acquired software	5	$2,160,713
Capitalized software costs	2-5	2,595,077

		4,755,790
Less accumulated amortization		(2,639,837)

Acquired software and capitalized costs, net		$2,115,953

Total amortization expense charged to cost of revenues was approximately $314,000 for the period from January 1, 2010 to May 31, 2010.

5.     Other intangible assets

Other intangible assets, net, consisted of the following as of May 31, 2010:

Acquired customer list and distributor list	$1,030,043
Less accumulated amortization	(918,455)

Other intangible assets, net	$111,588

Amortization expense was approximately $86,000 for the period from January 1, 2010 to May 31, 2010, and is included in general and administrative expenses in the accompanying consolidated statement of operations.

The remaining unamortized amount of other intangible assets will be amortized during the seven-month period ending December 31, 2010.

6.     Notes payable

In April 2009, the Company entered into a promissory note agreement with a financial institution under which it borrowed $300,000. The note bore interest at a rate of 4.58% per annum and was secured by a $300,000 certificate of deposit which was required to be held throughout the term of the loan. Principal and interest payments of $5,614 were due monthly through March 2010. The remaining balance was due and paid in April 2010.

7.     Liability under purchase agreements

The Company entered into an asset purchase agreement in December 2005 under which it acquired the rights to certain intangible assets. The Company agreed to pay $1,150,000 for the intangible assets, which consisted primarily of customer and distributor lists. The consideration for the intangible assets was payable in cash limited to $800,000 in the aggregate subject to a $150,000 annual minimum amount and marketing credits available for three years following the agreement closing date.

The Company has recorded a liability for the net present value of the cash payments and marketing credits that the Company will pay over the term of the agreement in liability under purchase agreement on the consolidated balance sheet. The balance of this liability as of May 31, 2010, was approximately $121,000.

The Company entered into another asset purchase agreement in January 2010 under which it acquired the rights to certain software. The Company agreed to pay $600,000 at closing plus a percentage of net sales of the software purchased over 4.5 years (payable quarterly) with a total guaranteed minimum earn out payments of $1,125,000.

The Company has recorded a liability for the net present value of the minimum cash payments as adjusted for actual results that the Company will pay over the term of the agreement in liability under purchase agreement on the consolidated balance sheet. The balance of this liability as of May 31, 2010, was approximately $1,054,000.

8.     Income taxes

For the period from January 1, 2010 to May 31, 2010, the Company has not recorded a tax benefit related to losses due to uncertainties about its ability to realize the benefit of those losses through future operations. In addition to the impact of a valuation allowance noted above, other factors that cause the actual tax rate to vary from the expected federal rate include permanent items.

A reconciliation of the U.S. Federal statutory rate to the effective rate is as follows for the period from January 1, 2010 to May 31, 2010:

Federal statutory rate	$(2,258,795)
State tax, net of federal	(241,160)
Increase in deferred tax asset valuation allowance	2,178,670
Nondeductible items	16,636
Stock-based compensation adjustment	304,649

Actual tax provision	$—

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows as of May 31, 2010:

Deferred tax assets:
Deferred revenue	$723,535
Federal net operating loss carryforward	3,783,567
Capitalized assets	106,539
Accrued vacation	119,085
State net operating loss carryforward	679,634
Reserve for sales returns	33,552
Accrued expenses	139,460
Sales tax accrual	882,241
Other deferred tax assets	14,084

6,481,697
Less valuation allowance	(6,481,697)

Net deferred taxes	$—

At May 31, 2010, the Company had approximately $12,357,000 of state net operating loss carryforwards (NOLs), and $11,808,000 of federal NOLs available to offset future taxable income. The NOLs will begin to expire in 2024. Due to the Company's recent and near-term expected losses management has determined that a full valuation allowance is required. The valuation allowance increased approximately $2,179,000 for the period from January 1, 2010 to May 31, 2010.

9.     Related-party transactions

Related-party receivables consist primarily of salary advances to employees that are repaid through payroll deductions. The account also consists of loans due from two officers and loans due from an owner. The loans are to be repaid in the event of a change in control of the Company and one is due in March 2019 for $300,000, which was secured by 550,000 shares of the Company that the officer owned. In June 2010, the loans due from related parties were repaid and collected as a result of the acquisition of the Company as described in Note 14.

A majority shareholder provides advisory and consulting services to the Company related to various day-to-day operations, as well as certain transactional advisory services. In exchange, the Company pays a monthly consulting fee that is included in general and administrative expenses. These consulting fees totaled $50,000 for the period from January 1, 2010 to May 31, 2010. There was $10,000 of consulting fees payable to the majority shareholder as of May 31, 2010.

10.   Stock Incentive Plan

The 2000 Stock Incentive Plan, as amended in April 2003, provides designated employees, including board members, the opportunity to receive grants of incentive stock options. The purpose of the plan is to attract, reward and to align their interests with those of the stockholders. The Company makes discretionary stock option awards to certain employees to allow them to purchase shares of the Company's common stock. The stock option awards vest fully three to four years from the grant date, depending on the provisions of the award, and expire 10 years after the grant date. The awards are granted with exercise prices equal to fair market value, based on management's estimate of the fair market value of the stock at the time of the award.

In 2002, the Company granted a stock option to purchase 3,448,900 shares of common stock to an executive of the Company (the Executive Stock Option). The option has an exercise price of $0.15 per share and is fully vested at May 31, 2010. The Company used the accelerated method of variable accounting methodology to record the expense for this award.

The following table summarizes the plan's stock option activity for the period from January 1, 2010 to May 31, 2010:

	Number of options	Weighted- average exercise price

Outstanding at January 1, 2010	2,796,517	$0.22
Exercised	—	—
Granted	—	—
Forfeited	—	—
Expired	—	—

Outstanding at May 31, 2010	2,796,517	$0.22

Outstanding and exercisable options at May 31, 2010, are summarized as follows:

Exercise price	Number outstanding	Weighted-average remaining contractual life (years)	Number exercisable

$0.68	90,000	8.43	90,000
$0.55	174,000	6.25	174,000
$0.50	233,250	0.47	233,250
$0.15	2,299,267	1.95	2,299,267

The exercise price for all options granted by the Company has been at least equal to the fair market value of the Company's common stock at the grant date.

The Company recognized compensation expense of $24,000 related to the stock options for the period from January 1, 2010 to May 31, 2010, which is included in general and administrative expenses in the accompanying consolidated statement of operations.

As of May 31, 2010, there was no amount of unrecognized compensation expense related to non-vested share-based compensation arrangements granted under the Plan.

There were no options granted during the period from January 1, 2010 to May 31, 2010. Historically, the fair value of each option award was estimated on the grant date using the Black Scholes option-pricing model based on estimated assumptions of the (1) estimated fair value of underlying stock at grant date, (2) exercise price, (3) expected term, (4) expected dividend yield, (5) risk-free interest rates, and (6) volatility.

The fair market value of the Company's stock was determined based on management's assessment of the fair value of a share of the Company's stock on the date of the grant. Expected volatility has been estimated based on the historical volatility of a comparable industry sector index. The expected life of options granted is derived from the termination date related to the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

As described in Note 14, the Company was acquired in June 2010 and was required to pay the exercise of 574,817 stock options outstanding.

11.    Stockholders' equity

Pursuant to an agreement dated March 11, 2002, all current shareholders in the Company have agreed to restrict the transfer of their common stock. A shareholder must obtain the consent of the Company and a majority of the other shareholders before a sale or transfer can take place. Upon death of a shareholder, the Company has the first option to repurchase the shares. As described in Note 14, the Company was acquired in June 2010.

12.   Employee benefit plan

The Company maintains an employee retirement savings plan (the Retirement Plan) under the Internal Revenue Code Section 401 (k), which was established in 1999 and amended in August 2004 and July 2006. The Retirement Plan is available to all employees at least 21 years old. Eligible employees may make annual contributions limited to 90% of the participant's compensation, up to the maximum allowable by the Internal Revenue Code. The Company provides matching contributions of 25% of the first 6% of the participant's contribution. In addition, at the discretion of the Company annual profit-sharing contributions may be made to the Retirement Plan. The employer matching and profit sharing contributions are subject to a two-year vesting period. The Company provided approximately $34,000 in matching contributions for the period from January 1, 2010 to May 31, 2010, which is included in general and administrative expenses in the accompanying consolidated statement of operations. The Company did not make profit-sharing contributions for the period ended May 31, 2010. Plan participants are responsible for directing the investments of their plan assets in the certain mutual funds provided for by the plan.

13.   Commitments and contingencies

Operating leases

The Company has noncancelable operating leases for certain equipment and its office facilities in Clearwater, Florida and Quezon City, Philippines. The equipment leases expire at various dates through October 2012 and the facility leases expire at various dates through March 2012. Total rent expense included in general and administrative expense under these operating leases was approximately $242,000 for the period from January 1, 2010 to May 31, 2010.

The following is a schedule of approximate future minimum lease payments:

2010 (June 1, 2010 through December 31, 2010)	$704,933
2011	1,154,942
2012	629,317
2013	625,300
2014	641,212
2015	660,449
Thereafter	851,575

$5,267,728

Royalties

During the normal course of business, Sunbelt enters into agreements to integrate other developers' software into Sunbelt products in exchange for royalties. Royalties are generally based on a percentage of the underlying revenue with some agreements providing for minimum payments.

The Company has included the net present value of these minimum royalty payments in the accompanying consolidated balance sheet as liability under purchase agreement. The following is a schedule of approximate future minimum royalty payments:

Years ending December 31:
2010	$87,500
2011	37,379

Total minimum royalty payments	124,879
Less amounts representing interest	(3,943)

$120,936

Legal proceedings

From time to time, the Company may become involved in various legal matters arising in the ordinary course of business. Management is unaware of any matters requiring accrual for related losses in the consolidated financial statements; however, matters which management is unaware may exist.

Employment agreements

In June 2005, the Company entered into an amendment to the employment agreement with a key employee, which calls for a bonus payment in the amount of 1% of amounts received in the connection with certain events, such as a change of control or qualified public offering, as defined therein. The employment agreement, as amended, also calls for severance to be paid to this executive in the event of termination. In June 2010, the Company was acquired (see Note 14) and as a result, a bonus of approximately $466,000 was paid to this key employee. The liability and related expense is recognized in the accompanying consolidated balance sheet and consolidated statement of operations as of and for the five-month period ended May 31, 2010.

14.   Subsequent events

Sale of the Company

In June 2010, GFI Acquisition Company Limited acquired a majority shareholding in the Company. As a result of the acquisition and in accordance with a key employee's employment agreement, he was entitled to incentive payments relating to the sale of the Company, which requires the Company to pay approximately $466,000 as described in Note 13. The Company was required to pay the exercise price of 574,817 stock option shares outstanding as described in Note 10. In addition, the Company engaged a financial advisor to assist with this transaction in which the Company was required to pay a percentage of the transaction fee to the financial advisor.

Sale of product lines

In December 2010, the Company sold separately its Doubletake and Sunbelt Exchange Archiver product lines to Vision Solutions, Inc. and Metalogix Software, respectively. Vision Solutions, Inc. and Metalogix Software paid approximately $1.1 million and $480,000, respectively, resulting in an aggregate gain of approximately $2,289,000.

15.   Conversion to IFRS

Subsequent to the acquisition of the Company as discussed at Note 14, the Company adjusted its consolidated financial statements as of and for the five-month period ended May 31, 2010, from U.S. GAAP to International Financial Reporting Standards (IFRS), to conform with the reporting standards of GFI Acquisition Company Limited. An explanation of how the transition from U.S. GAAP to IFRS has affected the Company's financial position and comprehensive income is set out in the following tables and the notes that accompany the tables.

(a)
Prior to conversion of IFRS, the Company capitalized certain costs associated with internally developed software. In connection with the conversion of IFRS, the Company decided to not include any amounts that had been previously capitalized.

(b)
Prior to the conversion of IFRS, the Company recognized revenue under the residual value method. This method applies to any sales that include multiple deliverable arrangements with discounts. Under this method, the discount is first applied to the delivered element, the license first. The amounts included here relate to the revenue recognition change in accordance with the conversion of IFRS in which the discount is allocated prorata to the multiple elements.

(c)
This amount relates to the net effect of the changes discussed in a and b above.

	Notes	May 31, 2010 U.S. GAAP	Conversion to IFRS	May 31, 2010 IFRS

Assets
Noncurrent assets:
Property and equipment, net		$1,504,339	$—	$1,504,339
Deferred costs under maintenance contracts, net of current portion	(b)	1,346,505	(1,020,307)	326,198
Related-party receivables		393,308	—	393,308
Acquired software costs and capitalized software costs, net	(a)	2,115,953	(466,500)	1,649,453
Other intangible assets, net		111,588	—	111,588

Total noncurrent assets		5,471,693	(1,486,807)	3,984,886
Current assets:
Current portion of deferred costs under maintenance contracts	(b)	3,192,808	8,036	3,200,844
Prepaids and other current assets		560,800	—	560,800
Income tax receivable		24,321	—	24,321
Related-party receivable		43,623	—	43,623
Inventory		125,871	—	125,871
Trade and other receivables, net		4,220,348	—	4,220,348
Cash and cash equivalents		3,758,251	—	3,758,251

Total current assets		11,926,022	8,036	11,934,058

Total assets		$17,397,715	$(1,478,771)	$15,918,944

Stockholders' deficit and liabilities
Stockholders' deficit:
Common stock		$321,915	$—	$321,915
Additional paid-in capital		1,817,928	—	1,817,928
Stockholders' deficit	(c)	(22,678,476)	2,498,215	(20,180,261)
Accumulated other comprehensive income		35,547	—	35,547

Total stockholders' deficit		(20,503,086)	2,498,215	(18,004,871)
Noncurrent liabilities:
Current portion of liability under purchase agreement net of current portion		755,792	—	755,792
Deferred revenue, net of current portion	(b)	11,833,189	(2,057,374)	9,775,815

Total noncurrent liabilities		12,588,981	(2,057,374)	10,531,607
Current liabilities:
Current portion of liability under purchase agreement		418,969	—	418,969
Current portion of deferred revenue	(b)	16,516,024	(1,919,612)	14,596,412
Accrued compensation		2,492,067	—	2,492,067
Accounts payable and other accrued expenses		5,884,760	—	5,884,760

Total current liabilities		25,311,820	(1,919,612)	23,392,208

Total liabilities		37,900,801	(3,976,986)	33,923,815

Total stockholders' deficit and liabilities		$17,397,715	$(1,478,771)	$15,918,944

		Period from January 1, 2010 to May 31, 2010
	Notes	U.S. GAAP	Conversion to IFRS	IFRS

Net revenues	(b)	$12,436,531	$1,352,232	$13,788,763
Cost of revenues	(b)	4,745,407	(190,499)	4,554,908

Gross profit		7,691,124	1,542,731	9,233,855
Operating expenses:
Research and development expenses	(a)	2,880,052	—	2,880,052
General and administrative expenses		5,557,508	—	5,557,508
Selling expenses	(a)	2,240,546	—	2,240,546
Marketing expenses	(a)	2,012,448	—	2,012,448
Technology support		1,741,604	—	1,741,604

Total operating expenses		14,432,158	—	14,432,158

Operating loss		(6,741,034)	1,542,731	(5,198,303)
Other income:
Interest income		11,934	—	11,934
Interest expense		(35,076)	—	(35,076)
Other, net		7,303	—	7,303

Total other income		(15,839)	—	(15,839)
Net loss before income taxes		(6,756,873)	1,542,731	(5,214,142)
Provision for income taxes		—	—	—

Net loss		$(6,756,873)	$1,542,731	$(5,214,142)

	Notes	May 31, 2010 US GAAP	Conversion to IFRS	May 31, 2010 IFRS

Operating activities
Net loss		$(6,756,873)	$1,542,731	$(5,214,142)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	(a)	591,285	(164,571)	426,714
Stock-based compensation		24,000	—	24,000
Bad debt expense		20,200	—	20,200
Reserve for sales returns		6,312	—	6,312
Changes in operating assets and liabilities:
Accounts receivable		(840,991)	—	(840,991)
Related party receivables		(303,483)	—	(303,483)
Prepaid and other current assets		(170,544)	—	(170,544)
Deferred costs under maintenance contracts	(b)	(55,684)	(25,958)	(81,642)
Inventory		(125,871)	—	(125,871)
Accounts payable and accrued expenses		1,631,465	—	1,631,465
Accrued compensation		1,565,858	—	1,565,858
Deferred revenue	(b)	5,247,450	(1,352,202)	3,895,248

Net cash provided by operating activities		833,124	—	833,124
Investing activities
Purchase of property and equipment		(470,729)	—	(470,729)
Purchase of software rights		(638,508)	—	(638,508)
Proceeds from sale of investments		763,661	—	763,661

Net cash used in investing activities		(345,576)	—	(345,576)
Financing activities
Payments on liability under purchase agreement		(153,851)	—	(153,851)
Principal repayments on notes payable		(263,921)	—	(263,921)
Interest paid		—	—	—

Net cash used in financing activities		(417,772)	—	(417,772)

Foreign currency exchange adjustment		12,000	—	12,000
Net increase in cash and cash equivalents		81,776	—	81,776
Cash and cash equivalents—beginning of period		3,676,475	—	3,676,475

Cash and cash equivalents—end of period		$3,758,251	$—	$3,758,251

GFI SOFTWARE S.À R.L.
Unaudited Interim Condensed Consolidated Financial Statements
As of 30 September 2012

Contents

Pages

Interim Condensed Consolidated Statement of Operations	F-109
Interim Condensed Consolidated Statement of Comprehensive Income/(Loss)	F-110
Interim Condensed Consolidated Statement of Financial Position	F-111 - F-112
Interim Condensed Consolidated Statement of Changes in Equity/(Deficit)	F-113 - F-114
Interim Condensed Consolidated Statement of Cash Flows	F-115 - F-116
Notes to the Interim Condensed Consolidated Financial Statements	F-117 - F-131

GFI SOFTWARE S.À R.L.

Interim condensed consolidated statement of operations

For the periods ended

		Three Months Ended		Nine Months Ended
		30 September 2011	30 September 2012	30 September 2011	30 September 2012

		Unaudited	Unaudited	Unaudited	Unaudited
	Note	USD'000	USD'000	USD'000	USD'000
Revenue
Web-based services, maintenance and subscription		24,033	32,389	67,513	90,595
Licences		6,524	6,359	19,233	18,862

Total revenue		30,557	38,748	86,746	109,457
Cost of sales
Web-based services, maintenance and subscription		(3,738)	(4,721)	(10,365)	(13,699)
Licences		(1,341)	(1,259)	(4,053)	(3,742)
Amortisation of acquired software and patents		(938)	(1,249)	(2,861)	(3,304)

Total cost of sales		(6,017)	(7,229)	(17,279)	(20,745)
Gross profit		24,540	31,519	69,467	88,712
Research and development		(6,271)	(6,724)	(18,317)	(20,034)
Sales and marketing		(12,687)	(13,538)	(38,120)	(41,939)
General and administrative		(10,566)	(10,538)	(25,330)	(33,412)
Depreciation and amortisation		(5,348)	(2,551)	(15,805)	(12,693)

Operating loss		(10,332)	(1,832)	(28,105)	(19,366)
Gain on disposals		—	—	95	—
Unrealised exchange fluctuations		(3,307)	2,894	1,130	(159)
Finance revenue		21	9	71	49
Finance costs		(2,204)	(4,388)	(5,379)	(13,884)
Share of loss in associate	9	—	(49)	—	(49)

Loss before taxation		(15,822)	(3,366)	(32,188)	(33,409)
Tax benefit / (expense)	4	629	(1,912)	2,829	(1,853)

Loss for the period		(15,193)	(5,278)	(29,359)	(35,262)

Attributable to:
Owners of GFI Software S.à r.l.		(15,193)	(5,278)	(29,359)	(35,262)

Loss for the period		(15,193)	(5,278)	(29,359)	(35,262)

Basic and diluted loss per
Class A Common Share	6	(0.50)	(0.14)	(1.06)	(0.96)
Class B Preferred Participating Share	6	(0.12)	—	(0.23)	—

The accounting policies and explanatory notes form an integral part of the Interim Condensed Consolidated Financial Statements.

GFI SOFTWARE S.À R.L.
Interim condensed consolidated statement of comprehensive income/(loss)
For the periods ended

	Three Months Ended		Nine Months Ended
	30 September 2011	30 September 2012	30 September 2011	30 September 2012

	Unaudited	Unaudited	Unaudited	Unaudited
	USD'000	USD'000	USD'000	USD'000
Loss for the period	(15,193)	(5,278)	(29,359)	(35,262)

Other comprehensive income / (loss)
Exchange differences on translation of foreign operations	2,282	(3,805)	282	1,381

Other comprehensive income / (loss) for the period	2,282	(3,805)	282	1,381

Total comprehensive loss for the period	(12,911)	(9,083)	(29,077)	(33,881)

Attributable to:
Owners of GFI Software S.à r.l.	(12,911)	(9,083)	(29,077)	(33,881)

Total comprehensive loss for the period	(12,911)	(9,083)	(29,077)	(33,881)

The accounting policies and explanatory notes form an integral part of the Interim Condensed Consolidated Financial Statements.

GFI SOFTWARE S.À R.L.
Interim condensed consolidated statement of financial position
As of

	Note	31 December 2011	30 September 2012

		USD'000	USD'000
		Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment, net	8	6,795	6,831
Goodwill	7	228,485	228,216
Other intangible assets, net	8	61,025	47,237
Deferred tax assets		28,852	42,934
Investment in associate	9	—	3,887

		325,157	329,105

Current assets
Trade and other receivables, net		23,295	21,411
Other current assets		3,476	6,608
Tax refundable		956	669
Cash at bank and in hand		16,524	12,076

		44,251	40,764

Total assets		369,408	369,869

The accounting policies and explanatory notes form an integral part of the Interim Condensed Consolidated Financial Statements.

GFI SOFTWARE S.À R.L.
Interim condensed consolidated statement of financial position (continued)
As of

	Note	31 December 2011	30 September 2012

		USD'000	USD'000
		Audited	Unaudited
Equity / (deficit) and liabilities
Equity / (deficit)
Issued capital	11	517	517
Capital contribution for share options	10	2,377	2,285
Share option reserve	10	9,371	15,090
Accumulated losses		(584,982)	(620,244)
Foreign currency translation reserve		5,908	7,289
Total other components of equity		489,730	493,024

Total deficit		(77,079)	(102,039)

Non-current liabilities
Interest-bearing loans and borrowings	12	194,480	176,687
Deferred revenue		111,377	138,215
Other non-current payables		1,032	10
Deferred tax liabilities		2,406	2,379

		309,295	317,291

Current liabilities
Interest-bearing loans and borrowings	12	19,489	25,540
Trade and other payables		25,917	26,500
Deferred revenue		78,777	100,497
Current tax liabilities		12,540	2,080
Fair value of put option	10	469	—

		137,192	154,617

Total liabilities		446,487	471,908

Total deficit and liabilities		369,408	369,869

The accounting policies and explanatory notes form an integral part of the Interim Condensed Consolidated Financial Statements.

GFI SOFTWARE S.À R.L.

Interim condensed consolidated statement of changes in equity / (deficit)

(unaudited)

	Attributable to owners of the parent
	Share Capital
										Other components of equity/(deficit)
	Class A common shares		Class B preferred shares
					Total issued capital	Capital contribution for share options	Share option reserve	(Accumulated losses)/ retained earnings	Foreign currency translation reserve			Other equity reserve		Total other components of equity/ (deficit)	Total equity/ (deficit)
	Number of shares	Issued capital	Number of shares	Issued capital						Merger reserve	Share premium		Dividend reserve

		USD'000		USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
Balance at 1 January 2012	36,859,598	517	—	—	517	2,377	9,371	(584,982)	5,908	48,234	493,366	22,528	(74,398)	489,730	(77,079)
Loss for the period	—	—	—	—	—	—	—	(35,262)	—	—	—	—	—	—	(35,262)
Other comprehensive income	—	—	—	—	—	—	—	—	1,381	—	—	—	—	—	1,381

Total comprehensive loss	—	—	—	—	—	—	—	(35,262)	1,381	—	—	—	—	—	(33,881)
Non-cash capital contribution by shareholder (note 11)	—	—	—	—	—	—	—	—	—	—	—	2,777	—	2,777	2,777
Issue of share capital
For cash under share option plan	15,385	—	—	—	—	—	—	—	—	—	182	22	—	204	204
														—	—
Recording of deferred tax asset associated with stock compensation	—	—	—	—	—	—	90	—	—	—	—	—	—	—	90
Exercised share options	—	—	—	—	—	(239)	(74)	—	—	—	74	239	—	313	—
Share based payments	—	—	—	—	—	147	5,703	—	—	—	—	—	—	—	5,850

Balance at 30 September 2012	36,874,983	517	—	—	517	2,285	15,090	(620,244)	7,289	48,234	493,622	25,566	(74,398)	493,024	(102,039)

The accounting policies and explanatory notes form an integral part of the Interim Condensed Consolidated Financial Statements.

GFI SOFTWARE S.À R.L.

Interim condensed consolidated statement of changes in equity / (deficit) (continued)

(unaudited)

	Attributable to owners of the parent
	Share Capital
										Other components of equity/(deficit)
	Class A common shares		Class B preferred shares
					Total issued capital	Capital contribution for share options	Share option reserve	(Accumulated losses)/ retained earnings	Foreign currency translation reserve			Other equity reserve		Total other components of equity/ (deficit)	Total equity/ (deficit)
	Number of shares	Issued capital	Number of shares	Issued capital						Merger reserve	Share premium		Dividend reserve

		USD'000		USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
Balance at 1 January 2011	1,105,788,052	15,494	7,740,516,390	108,452	123,946	1,578	—	(19,183)	(4,146)	48,234	30,986	21,484	(74,398)	26,306	128,501
Loss for the period	—	—	—	—	—	—	—	(29,359)	—	—	—	—	—	—	(29,359)
Other comprehensive income	—	—	—	—	—	—	—	—	282	—	—	—	—	—	282

Total comprehensive loss	—	—	—	—	—	—	—	(29,359)	282	—	—	—	—	—	(29,077)
Changes in share capital:
Transfer from issued capital to share premium (note 11)	(1,094,730,175)	(15,338)	(7,663,111,226)	(107,368)	(122,706)	—	—	—	—	—	122,706	—	—	122,706	—
Expiration of vested options	—	—	—	—	—	(3)	—	3	—	—	—	—	—	—	—
Share based payments	—	—	—	—	—	914	6,988	—	—	—	—	—	—	—	7,902

Balance at 30 September 2011	11,057,877	156	77,405,164	1,084	1,240	2,489	6,988	(48,539)	(3,864)	48,234	153,692	21,484	(74,398)	149,012	107,326

The accounting policies and explanatory notes form an integral part of the Interim Condensed Consolidated Financial Statements.

GFI SOFTWARE S.À R.L.

Interim condensed consolidated statement of cash flows

For the nine months ended 30 September

	2011	2012

	USD'000	USD'000
	Unaudited	Unaudited
Operating activities
Loss before taxation	(32,188)	(33,409)
Non-cash adjustment to reconcile loss before tax to net cash flows:
Depreciation of property, plant and equipment	1,923	2,269
Loss on sale of property, plant and equipment	—	2
Movement in provision for impairment of receivables	179	164
Share-based payment transaction expense	7,902	5,850
Movement in fair value of put option	61	17
Amortisation of intangible assets	16,743	13,728
Gain on disposals	(95)	—
Finance revenue	(71)	(49)
Finance costs	5,379	13,884
Unrealised exchange fluctuations	(1,130)	159
Share of loss in an associate	—	49
Working capital adjustments:
Increase in deferred revenue	53,757	49,454
All other changes in working capital, net	9,708	(295)
Taxation paid	(17,157)	(25,748)
Tax recovered	—	70
Interest received	67	47

NET CASH FLOWS FROM OPERATING ACTIVITIES	45,078	26,192

Investing activities
Payments related to acquisition of investments in subsidiaries and in associate	(4,480)	(4,000)
Purchase of other intangible assets	(10)	(505)
Purchase of property, plant and equipment	(4,228)	(2,263)
Proceeds from disposal of product line	160	—

NET CASH FLOWS USED IN INVESTING ACTIVITIES	(8,558)	(6,768)

NET CASH INFLOWS BEFORE FINANCING ACTIVITIES CARRIED FORWARD	36,520	19,424

The accounting policies and explanatory notes form an integral part of the Interim Condensed Consolidated Financial Statements.

GFI SOFTWARE S.À R.L.

Interim condensed consolidated statement of cash flows (continued)

For the nine months ended 30 September

	2011	2012

	USD'000	USD'000
	Unaudited	Unaudited
NET CASH INFLOWS BEFORE FINANCING ACTIVITIES BROUGHT FORWARD	36,520	19,424
Financing activities
Proceeds from issue of share capital	—	182
Repayments of borrowings	(87,104)	(19,486)
Proceeds from bank borrowings	103,347	7,497
Interest paid on borrowings	(6,975)	(11,833)

NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	9,268	(23,640)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	45,788	(4,216)
Net foreign exchange difference	(3,594)	(232)
CASH AND CASH EQUIVALENTS AT 1 JANUARY	22,719	16,524

CASH AND CASH EQUIVALENTS AT 30 SEPTEMBER	64,913	12,076

The accounting policies and explanatory notes form an integral part of the Interim Condensed Consolidated Financial Statements.

GFI SOFTWARE S.À R.L.
Notes to the interim condensed consolidated financial statements
(Unaudited)

1.     Corporate information

GFI Software S.à r.l. (the "Company"), of 7A Rue Robert Stümper, L-2557 Luxembourg, was formed on 10 June 2009 in Luxembourg as a Luxembourg limited liability company (société à responsabilité limitée). On 24 October 2012, by a shareholders' resolution, the Company became a joint stock company (société anonyme) and changed its name to GFI Software S.A.

The Company and its direct and indirect subsidiaries (collectively, the "Group") is a global provider of IT infrastructure and collaboration software solutions that are designed for small- and medium-sized businesses, or SMBs. These solutions enable IT administrators within SMBs to manage, secure and access their IT infrastructure and business applications.

By a shareholders' resolution dated 9 February 2011, the Company reduced its share capital from EUR36,859,602 (USD51,643,988) to EUR368,596 (USD516,440), which share capital was allocated to the Company's share premium. In connection with the reduction in the share capital, the Company cancelled 1,094,730,175 Class A Common Shares and 7,663,111,226 Class B Preferred Participating Shares.

Effective 14 November 2012, the Company effected a 1-for-3 reverse stock split of its Class A Common Shares. Unless otherwise indicated, all Class A Common Shares and per Class A Common share information referenced within the Interim Condensed Consolidated financial statements have been retroactively adjusted to reflect the reverse stock split. Options pertaining to the 2009 Stock Incentive Plan ("2009 Plan") and Class B Preferred Participating shares (including per share information) have not been adjusted to reflect the reverse stock split. Fractional shares resulting from the reverse stock split have been rounded downward. The exercise price of each outstanding and exercised option has been proportionately and retroactively adjusted to reflect the reverse stock split. The number of shares of Class A common stock into which each outstanding option to purchase common stock is exercisable has been proportionately reduced.

2.     Basis of preparation

The Interim Condensed Consolidated Financial Statements for the three and nine months ended 30 September 2012 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group's annual consolidated financial statements as at 31 December 2011, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

3.     Summary of accounting policies, disclosures, judgments, estimates and assumptions

The accounting policies applied in preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2011, except as noted in the Equity Method Investment footnote below.

Revenue recognition

Revenue is derived primarily from the sales of software licences and web-based services, maintenance, subscriptions, and in certain instances, hardware. Web-based services include connectivity services and software as a service. Maintenance includes when-and-if-available software and/or content updates and on-going technical support. Subscriptions are comprised of term-based software licences that include concurrent maintenance and other bundled licence and maintenance arrangements where the licence does not qualify for separation from the bundled maintenance.

Revenue is measured at the fair value of consideration received or receivable (net of returns, applicable discounts and sales taxes and other similar assessments collected from customers and remitted to government authorities) and is recognised in accordance with IAS 18 Revenue when each of the following criteria for revenue recognition under IAS 18 Revenue have been met:

•
The amount of revenue and costs incurred or to be incurred in respect of the transaction can be measured reliably;

•
The entity has transferred to the buyer the significant risks and rewards of ownership of the goods, and it is probable that the economic benefits associated with the transaction will flow to the Group; and

•
In the case of licences and hardware, the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; and in the case of services, the stage of completion of the transaction at the end of the reporting period.

The Group enters into perpetual and term-based software licence arrangements (subscriptions) through direct sales to end user customers and indirectly through resellers, distributors and original equipment manufacturers ("OEMs"). The Group typically recognises licence revenue upon sell-in to resellers and distributors. Under certain channel partner arrangements, revenue is recognised on a sell-through basis whereby the revenue amount is determined based on the product keys issued to the ultimate named end user as reported periodically by the channel partner. Sales to resellers, distributors and OEMs are recorded net of discounts and commissions. Revenue from OEM transactions is recognised in the period earned based on periodic reports provided to the Group by OEMs upon sales of their product within which the Group's software is embedded.

When arrangements with separately identifiable components exist and the components are distinct and separable, the amount allocated to each component is based on its relative fair value. A component in an arrangement with multiple components is considered distinct and separable when each of the following criteria are met:

•
The component has standalone value (for example, sold separately);

•
The component is not essential to the functionality of other components; and

•
The fair value of the component can be reliably estimated.

The fair value of the separately identifiable components is the publicly available price list to which consistent discounts are applied based on customer class and geography. The Group validates fair value annually by conducting a study examining standalone sales to determine if a sufficient number of such sales are enacted at prices consistent with the related list prices. To the extent the arrangement consideration reflects a discount incremental to what is otherwise available on the basis of customer class and geography, the discount is then allocated proportionately to each component on the basis of the components' relative fair values. The arrangement consideration allocated to each component is then recognised in accordance with the criteria established in IAS 18 Revenue. In the case of licences and hardware, revenue is recognised upon delivery, and in the case of services, revenue is recognised as benefits are transferred to the end user, assuming all other revenue recognition criteria have been met.

If the arrangement includes multiple components, which are not considered distinct and separable, the entire arrangement consideration is deferred and recognised upon delivery of the final component or as services are rendered if the undelivered component is services. When the undelivered component is a service component that spans multiple periods, for instance maintenance, web-based services, and subscriptions, the entire arrangement consideration is recognised rateably over the period services are rendered.

Licences

The Group recognises revenue from perpetual licences and hardware when the significant risks and rewards of ownership have passed to the buyer as evidenced by delivery which typically occurs by electronic transfer of the licence key for the use of the software, assuming all other revenue recognition criteria have been met. Licence revenue resulting from arrangements with an inseparable service component is recognized ratably and is presented separately whenever supported by a reasonable, consistently applied separation methodology.

Web-based services, maintenance and subscriptions

Web-based services–Connectivity Services

Collaboration software is licensed on a perpetual basis and is primarily sold with the right to connectivity services and maintenance which includes minor updates, on a when-and-if-available basis, and in some instances, technical support, for an unspecified period. Major updates, licences for additional workstations or access for additional users are sold separately.

Collaboration software arrangements, which are bundled with connectivity services and maintenance, are recognised rateably on a daily basis over the estimated technological life of the software, which the Group has estimated to be forty-eight months. Due to the high volume of billings, the Group meets the requirement of paragraph 20(b) of IAS 18 by reducing the gross amount of billings to the estimated amount that it believes will ultimately flow to the Group. The Group determines this amount by analysing the historical write-off of billings to arrive at an estimated percentage of billings for which it is not probable that the economic benefits associated with the transactions will flow to the entity, currently 3%. The Group then records billings net of this percentage when recognising revenue, accounts receivable and deferred revenue. Subsequent purchases of major updates or licences for additional workstations or users are considered contract modifications for which the arrangement consideration is added to any remaining unrecognised deferred revenue and recognised rateably over a prospective forty-eight month period.

Web-based services–Software-as-a-Service

Software as a service revenue is comprised of subscription fees from customers who access Group-hosted software and services offerings. Monthly usage is billed and recognised as the service is provided.

Web-based services–Activation Services

Access to Group-hosted software and the corresponding service offerings requires a series of initial activation procedures which are provided to the ultimate end-users (clients of the Company's Group-hosted software customers, or "MSP Customers") by the Company on behalf of the Company's MSP customers (the Company's direct customers). These services typically include deployment of agents to end-user servers and workstations and hosted dashboard set-up for each end-user. The MSP customer is charged an incremental fee for each new end-user server or workstation activated on the Group-hosted software application. This fee represents incremental arrangement consideration associated with the overall Group-hosted software arrangement. Revenue from activation services is earned over the period during which an end-user's servers or workstations interact with the Group-hosted software. The Group has estimated this period to be approximately twelve months based on analysis of historical data describing the period during which a customer's servers or workstations interact with the Group-hosted software. Accordingly, revenue from activation services is recognised rateably, on a daily basis, over the twelve-month period beginning when the activation services have been billed.

Web-based services–Branding Services

Group-hosted software customers, or "MSP customers," have the option to re-brand certain components of the deployed agents and the hosted dashboards such that the MSP customer's proprietary brand is displayed in the corresponding user interfaces. MSP customers are charged a one-time fee for branding services, which entitles them to once-yearly branding updates during the MSP customer relationship period. Revenue from branding services is earned over the period during which the Group maintains a relationship with the MSP customer. The Group has estimated this period to be approximately sixty months based on analysis of historical data describing the period during which the Group maintains a relationship with the MSP customer. Accordingly, revenue from branding services is recognised rateably, on a daily basis, over the sixty-month period beginning when the branding services have been billed.

Maintenance

Maintenance, which is provided with all new licence arrangements, and sold on an optionally renewable basis, includes when-and-if-available software and/or content updates and technical support. Revenue related to maintenance arrangements is recognised rateably over the period services are provided.

Software subscriptions

Certain of the Group's offerings are marketed as licence subscriptions to the most current version of the applicable licence. These term-based licences are not separable from the coterminous maintenance. The related revenue is recognised rateably on a daily basis over the specified subscription term when that period is determinate.

When the subscription term is not determinate, the Group recognises the related subscription revenue rateably on a daily basis over the estimated period of time a customer is expected to benefit from the subscription service, currently based on an analysis of historical data describing the period during which individual term-based licences remained active. Based on this analysis, management has estimated this period be forty-eight months from delivery, assuming all other revenue recognition criteria have been met.

Returns

The Group records returns as an offset to revenue in the period during which revenue is recorded. Any offsetting amounts associated with returns are based on analysis of actual returns made during the relevant period.

Equity method investments

Associates are enterprises over which the Group has significant influence, as defined in IAS 28—Investments in Associates, but not control or joint control over the financial and operating policies. Investments in associates are accounted for using the equity method from the date that significant influence commences until the date it ceases. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor's share of the profit or loss of the investee after the date of acquisition. The group's share of post-acquisition profit or loss is recognised in the Interim Condensed Consolidated Statement of Operations, and its share of post-acquisition movements in other comprehensive income, if any, is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment.

If the Group's share of losses of an associate exceeds the carrying amount of the investment in associate in the Group's Condensed Consolidated Statement of Financial Position, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount adjacent to share of profit/(loss) in associate in the Interim Condensed Consolidated Statement of Operations.

Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognised in the Group's financial statements only to the extent of unrelated investor's interests in the associate. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the associate have been changed where necessary to ensure consistency with the policies adopted by the Group.

3.1   New standards not yet applicable

The IASB has issued the Annual Improvements to IFRSs—2009 - 2011 Cycle, which contains amendments to its standards and the related Basis for Conclusions. The annual improvements project provides a mechanism for making necessary, but non-urgent, amendments to IFRS. The effective date for the amendments is for annual periods beginning on or after 1 January 2013. Earlier application is permitted in all cases, provided that fact is disclosed. This project has not yet been endorsed by the European Union ("EU"). The Group is in the process of assessing the potential impact of this guidance on the financial position or performance of the Group.

IAS 1 Financial Statement Presentation: Clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative period is the previous period. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional comparative period does not need to contain a complete set of financial statements. In addition, the opening statement of financial position (known as the third balance sheet) must be presented in the following circumstances: when an entity changes its accounting policies, makes retrospective restatements or makes reclassifications, and that change has a material effect on the statement of financial position. The opening statement would be at the beginning of the preceding period. However, unlike the voluntary comparative information, the related notes are not required to accompany the third balance sheet.

IAS 16 Property, Plant and Equipment: Clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

IAS 32 Financial Instruments: Presentation: Clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders.

IAS 34 Interim Financial Reporting: Clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in

IFRS 8 Operating Segments. Total assets and liabilities for a particular reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity's previous annual financial statements for that reportable segment.

Transition guidance (amendments to IFRS 10, IFRS 11 and IFRS 12)

The IASB issued amendments to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities. The amendments change the transition guidance to provide further relief from full retrospective application. The date of initial application in IFRS 10 is defined as 'the beginning of the annual reporting period in which IFRS 10 is applied for the first time'. The assessment of whether control exists is made at 'the date of initial application' rather than at the beginning of the comparative period. If the control assessment is different between IFRS 10 and IAS 27/SIC-12, retrospective adjustments should be determined. However, if the control assessment is the same, no retrospective application is required. If more than one comparative period is presented, additional relief is given to require only one period to be restated. For the same reasons IASB has also amended IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities to provide transition relief. This guidance has not yet been endorsed by the EU. The Group is in the process of assessing the impact of the guidance on the financial position or performance of the Group. The guidance is effective for annual periods beginning on or after 1 January 2013.

Forthcoming guidance

IFRS 9 Financial Instruments: Classification and Measurement IFRS 9 as issued reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets and liabilities as defined in IAS 39. As other phases of the project are completed, they will be added to IFRS 9 (2010). Mandatory Effective Date of IFRS 9 and Transition Disclosures (Amendments to IFRS 9 and IFRS 7), published in December 2011, deferred the mandatory effective date of IFRS 9 (2010) and IFRS 9 (2009) to annual periods beginning on or after 1 January 2015. Early application is permitted. The amendments also modified the relief from restating prior periods. However, entities that choose not to restate prior periods are required to provide additional transitional disclosures. The Group is in the process of assessing the potential impact of this guidance on the financial position or performance of the Group.

IFRS 13 Fair Value Measurement aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The standard defines fair value on the basis of an 'exit price' notion and uses a 'fair value hierarchy,' which results in a market-based, rather than entity-specific, measurement. IFRS 13 is effective for annual periods beginning on or after 1 January 2013. The Group is in the process of assessing the potential impact of this guidance on the financial position or performance of the Group.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32 and IFRS 7) was published in December 2011. The amendments to IAS 32 clarify the requirements for offsetting financial instruments. The amendments to IFRS 7 introduce new disclosure requirements for financial assets and financial liabilities that are offset in the statement of financial position, or are subject to master netting arrangement or similar agreement. The amendments to IFRS 7 is applied retrospectively for annual periods beginning on or after 1 January 2013, while the amendments to IAS 32 is applied retrospectively for annual periods beginning on or after 1 January 2014. Early application is permitted, provided that fact is disclosed. The Group is in the process of assessing the potential impact of this guidance on the financial position or performance of the Group.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27) The amendments are effective for annual periods beginning on or after 1 January 2014 with early adoption permitted. The amendments apply to a particular class of business that qualify as investment entities. The IASB uses the term 'investment entity' to refer to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. An investment entity must also evaluate the performance of its investments on a fair value basis. Such entities could include private equity organisations, venture capital organisations, pension funds, sovereign wealth funds and other investment funds. Under IFRS 10 Consolidated Financial Statements, reporting entities were required to consolidate all investees that they control (i.e. all subsidiaries). The Investment Entities amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them. This amendment will have no impact on the Consolidated Financial Statements of the Group.

3.2   Significant accounting judgments, estimates and assumptions

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these Interim Condensed Consolidated Financial Statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Consolidated Financial Statements for the year ended 31 December 2011.

4.     Income tax

For the three months ended 30 September 2012, income tax expense amounted to USD1,912,000, compared to an income tax benefit of USD 629,000 for the three months ended 30 September 2011. For the nine months ended 30 September 2012, income tax expense amounted to USD1,853,000, compared to an income tax benefit of USD2,829,000 for the nine months ended 30 September 2011. The change from income tax benefit to income tax expense is the result of a change to the mix of pretax book income in high versus low tax jurisdictions.

5.     Dividends and distributions paid

No dividends for the current and comparative period were paid or proposed by the Board of Managers.

As at 30 September 2011, the cumulative preferred dividend of the Class B Preferred Participating Shares was USD11,470,000. As a result of the repurchase of the Class B Preferred Participating Shares on 9 November 2011, this cumulative preferred dividend was cancelled.

6.     (Loss)/earnings per share

Basic loss per share

Basic loss per share is calculated by dividing net loss for the period attributable to common equity holders of the parent by the weighted average number of common shares outstanding during the period. The following reflects the income and share data used in the basic loss per share computation.

The weighted average number of shares in issue has also been restated to take into account the share reduction that occurred in February of 2011 where outstanding shares of Class A Common and Class B Preferred Participating Shares were decreased at a ratio of 100 to 1 (note 11). The Class A Common Shares weighted average number of shares has also been retroactively adjusted to take into account the reverse stock split (note 1).

	Three months ended		Nine months ended
Loss attributable to common shareholders for	30 September 2011	30 September 2012	30 September 2011	30 September 2012

	USD'000	USD'000	USD'000	USD'000
Loss attributable to owners of GFI Software S.à r.l. for the period	(15,193)	(5,278)	(29,359)	(35,262)
—Class B Preferred Participating Shares cumulative preferred dividend	(3,235)	—	(9,705)	—

Total loss attributable to shareholders	(18,428)	(5,278)	(39,064)	(35,262)

Loss attributable to owners of GFI Software S.à r.l. for the period allocated to Class B Preferred Participating Shares	(12,898)	—	(27,345)	—

Loss attributable to Class A Common Shares	(5,530)	(5,278)	(11,719)	(35,262)

Attributable as follows:
Class A Common Shares	(5,530)	(5,278)	(11,719)	(35,262)
Class B Preferred Participating Shares	(9,663)	—	(17,640)	—

The following reflects share data used in the basic loss per share computation.

Weighted average number of shares

	Three months ended		Nine months ended
	30 September 2011	30 September 2012	30 September 2011	30 September 2012

Class A Common Shares	11,057,877	36,874,539	11,057,877	36,872,385
Class B Preferred Participating Shares	77,405,164	—	77,405,164	—

Diluted loss per share

Diluted loss per share amounts are calculated by dividing the net loss attributable to common equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential common shares into common shares.

Instruments that could potentially dilute earnings/(loss) per share include contingently issuable potential common shares, including stock options granted to employees. The convertible notes and the contingently issuable potential common shares are anti-dilutive as these would simply increase the weighted average number of shares and result in a lower loss per common share. As a result, basic and diluted loss per share are the same.

7.     Goodwill

Impairment

The Group performs its annual impairment testing for each identified cash generating unit ("CGU") at 31 December and when circumstances indicate the carrying value of goodwill or indefinite lived assets might be impaired.

As at 30 June 2012, no impairment indicators existed for the Managed Services or Collaboration CGUs as the forecasted cash flows of these CGUs significantly exceeded their carrying values. As at 30 June 2012, the Group determined that impairment indicators did exist for the IT Operations and IT Security CGUs. Accordingly, an impairment test was performed for both the IT Operations and IT Security CGUs.

The value-in-use for both CGUs was determined through a discounted cash flow model using revised forecasted cash flows and assumptions. The key assumptions used to derive the value-in-use are those regarding discount rates and growth rates. Management estimates discount rates using pre-tax rates that reflect current market assessment of the time value of money and the risks specific to the Group.

As at 30 June 2012, the IT Operations discount rate used was a pre-tax measure based on the risk-free rate for a 20 year U.S. Treasury instrument and 20 year German Government bonds, adjusted for a risk premium to reflect both the increased risk of investing in equities and specific risk of the units. The IT Security discount rate used was a pre-tax measure based on the risk-free rate for a 20 year U.S. Treasury instrument, adjusted for a risk premium to reflect both the increased risk of investing in equities and specific risk of units. The terminal value growth rate had been determined by taking into account the assumed long-term industry growth rates relative to the IT Operations and IT Security CGUs. The discount rate (pre-tax) and terminal value growth rates for the IT Operations CGU were 14.7% and 5.0%, respectively, compared to 14.5% and 5.0% at 31 December 2011. The discount rate (pre-tax) and terminal value growth rates for the IT Security CGU were 17.0% and 5%, respectively, compared to 14.1% and 5.0% at 31 December 2011.

Changes in EBITDA growth rates are a result of management's projected cash flows for the three year period 2013-2015 and are driven mainly by the projected revenue and expenditure plans specific to each CGU. The budgeted EBITDA growth rate for fiscal years 2013 and 2014 for the IT Operations CGU are -39% and 297%, respectively. The budgeted EBITDA growth rate for fiscal years 2013 and 2014 for the IT Security CGU are 20% and 108%, respectively. Management expects the operating expenses in both of these CGUs to increase at a slower rate than the growth in billings. This will lead to a growth in the EBITDA margins for both of these CGUs.

As at 30 June 2012, management performed a sensitivity analysis on the assumptions used in forecasting future cash flows for the IT Operations and IT Security CGUs. The impairment test of the IT Operations CGU, based on three years of projections, resulted in a recoverable amount that exceeded the carrying value of the CGU by USD54,900,000. An increase in the discount rate by 6.2% to 20.9% or greater, or a decrease of forecasted EBITDA in 2014 of USD7,100,000 would have resulted in the goodwill of the CGU being impaired. As at 30 June 2012, the impairment test of the IT Security CGU, based on three years of projections, showed that the recoverable amount exceeded the carrying value of the CGU by USD2,100,000. An increase in the discount rate greater than 1.1% to 18.1% or greater or a decrease in forecasted EBITDA by USD335,000 or greater in 2014 would have resulted in an impairment of the IT Security CGU. Further, a decrease of the terminal growth rate to less than 4.0% would have resulted in an impairment.

The Group does not believe that there are any material changes from 30 June 2012 and there is no indication of impairment as at 30 September 2012.

8.     Property, plant and equipment and other intangible assets

Property, plant and equipment

During the nine months ended 30 September 2012, the Group acquired assets with a cost of USD2,263,000 resulting from the purchase of computer equipment (USD1,312,000), computer software (USD440,000), office equipment (USD302,000), improvements in premises (USD194,000) and fixtures and fittings (USD15,000).

There were no major disposals of assets.

Other intangible assets

As at 30 September 2012, the Group had other intangible assets of USD47,237,000 (USD61,025,000 as at 31 December 2011). This movement was the result of amortisation of USD13,728,000 and exchange differences of USD60,000.

On 22 August 2012, the Group entered into an agreement to purchase intellectual property for cash consideration of GBP175,000 (USD283,000) The purchase was accounted for as an asset acquisition, resulting in the recording of an intangible asset. As of 30 September 2012, the entire balance was written off as fair value was assessed to be nil.

During the three months ending 30 September 2012, amortisation ceased on certain intangible assets arising from the acquisition of TeamViewer GmbH as the intangible assets reached the end of their estimated useful life. This resulted in approximately EUR1,975,000 less amortisation during the nine months ending 30 September 2012 than during the nine months ending 30 September 2011.

There were no other significant purchases or disposals of other intangible assets during the nine months ended 30 September 2012.

Security

The Group's other intangible assets were pledged as security in favour of the Group's bankers for facilities provided.

9.     Investment in associate

On 13 September 2012, Iapetos Holding GmbH entered into a Stock Purchase agreement with 5Nine Software, Inc. ("5Nine"). Under the Stock Purchase agreement, Iapetos Holdings GmbH invested USD4,000,000 into 5Nine in exchange for a 46% equity ownership in the entity. The Company can exercise significant influence over 5Nine, resulting from its representation on 5Nine's Board of Directors and its significant voting rights as a shareholder but does not have control or joint control over the financial and operating policies. Therefore, the Company will account for its equity interest in 5Nine using the equity method which will require the Company to recognize, if applicable, its proportionate share of 5Nine's profit or loss and other comprehensive income in the Condensed Consolidated Statement of Operations, and Condensed Consolidated Statement of Comprehensive Income, respectively, at each reporting period in which significant influence exists. Other than cash invested by the Company, 5Nine does not have any material assets or liabilities.

Concurrently with the execution of the Stock Purchase agreement, GFI Software (Florida), Inc., as licensee, entered into an OEM agreement with 5Nine, as licensor.

10.   Share-based payment plans

During the nine months ended 30 September 2012, 944,985 share options were granted at exercise prices ranging from $17.34 to $30.00 under the Group's 2011 Stock Incentive Plan (the "2011 Plan"). Under the 2011 Plan, options generally vest based on the grantee's continued service with the Group during a specified period following grant or based on the achievement of performance or other conditions as determined by the Board of Directors, and expire after ten years. The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted.

The fair value of options granted during the nine months ended 30 September 2012 was estimated on the date of grant using the following assumptions:

Dividend yield (%)	—
Expected volatility (%)	36–45
Risk-free interest rate (%)	0.31–1.44
Expected life of option (years)	3.25–7.0
Weighted average share price (USD)	23.46

The expense relating to share options under the GFI Software Holdings Plans and the 2011 Plan amounted to USD5,850,000 during the nine months ended 30 September 2012 (nine months ended 30 September 2011: USD7,902,000).

During the nine months ended 30 September 2012 15,385 and 568,243 share options were exercised from the 2011 Plan and 2009 Plan, respectively.

In October 2010, GFI Software Holdings entered into an Option Purchase Agreement with an employee. The agreement states that in April 2012, the employee shall have the option to either retain the 105,000 shares granted to the employee under the GFI Software Holdings Plans or sell the full number of shares back to the Group for USD500,000. As a result of this transaction, using the weighted average cost of capital to calculate the present value of expected future cash flows, the Group determined a fair value of the potential liability and compared it to the equity value of the options at the date of grant. As a result of this analysis, for all reporting periods from October 2010 through March 2012, management determined that the grant should be accounted for as a liability. In April 2012, the employee elected to sell the full number of shares back to the Group for USD425,000, agreed upon by the employee and the Group at the settlement date. This repurchase in April 2012 resulted in the extinguishment of the liability and a gain of USD69,000. As of 31 December 2011, the Group held a liability for the options valued at USD469,000.

In September 2012, the Group adopted the GFI Software S.A 2012 Share Incentive Plan (or the "2012 Plan") which provides for the grant of share options, restricted shares, restricted share units, share appreciation rights, and other share-based awards to certain key employees, directors, officers, consultants and prospective employees of the Group and its affiliates. The 2012 Plan reserves 3,000,000 common shares for issuance, which reserve will be increased in accordance with the governing document. No awards have been granted under the 2012 Plan. Options issued under the 2012 Plan shall have a term determined by the Board of Directors at the time of grant, not to exceed ten years.

11.    Issued capital

In January 2012, 14,052 Class A Common shares with a total nominal value of USD182 (EUR141) were issued in connection with the exercise of vested share options from the Group's 2011 Stock Incentive Plan (see note 10). The options were exercised at a price of USD12.84 per option. The difference between the exercise price and the nominal value of the shares amounting to USD182,000 was recognised within share premium reserve. In turn, the accumulated expense of the exercised options amounting to USD74,000 was released from the Share Options Reserve and transferred to Share Premium Reserve.

During the nine months ended 30 September 2012, 568,243 share options were exercised from the 2009 Stock Incentive Plan maintained by GFI Software Holdings Ltd, a shareholder of the Group (see note 10). As a result of this exercise, an amount of USD239,000, representing the related expense for the exercised options, was released from the Capital Contribution for Share Options and transferred to Other Components of Equity.

By a shareholders resolution dated 9 February 2011, the Company reduced its share capital by EUR36,860,000 (USD51,644,000) to EUR369,000 (USD516,000), which share capital was allocated to the Company's share premium. In connection with the reduction in the share capital, the Company cancelled 1,094,730,175 Class A Common Shares and 7,663,111,226 Class B Preferred Participating Shares. Following such steps, GFI Software Holdings Ltd. held 11,057,877 Class A Common Shares and TeamViewer Holdings Ltd. held 77,405,164 Class B Preferred Participating Shares. As a result of a series of transactions during October and November 2011, the Company's Class B Preferred Participating Shares were repurchased and new Class A Common Shares were issued such that the share capital at 31 December 2011 amounted to 36,859,598 Class A Common Shares of EUR0.01 each.

In June 2012, an affiliate of the Company relinquished its claim to a shareholder loan issued by the Company. The Company accounted for this transaction as a capital contribution in the amount of EUR2,378,000 (USD2,777,000). At 31 December 2011, the shareholder loan was included within trade and other payables in the Condensed Consolidated Statement of Financial Position.

In July 2012, the Company raised its share capital by an amount of EUR13 to EUR368,750 by the issuance of 1,333 Class A Common Shares with a par value of EUR0.01 each, to GFI Software Holdings, Ltd. for EUR17,602 which was paid in cash.

12.   Interest bearing loans and borrowings

	31 December 2011	30 September 2012

	USD'000	USD'000
Current
Bank loans	19,489	25,507
Finance lease payable	—	33

	19,489	25,540

Non-current
Bank loans	178,877	161,096
Subordinated convertible promissory notes	15,553	15,589
Finance lease payable	50	2

	194,480	176,687

The carrying amount of the interest bearing loans and borrowings is stated at amortised cost.

As at 30 September 2012, the Group had outstanding bank loans of USD186,603,000 (USD198,366,000 as at 31 December 2011) under the credit facilities granted during 2011. The change in the carrying value of the outstanding bank loans during the nine months ended 30 September 2012 is due to principal repayments amounting to USD19,486,000, amortisation of transaction costs, and new drawdowns of loans in the amount of USD7,497,000. Furthermore, as at 30 September 2012, the Group had outstanding subordinated convertible promissory notes of USD15,589,000 (USD15,553,000 as at 31 December 2011).

The change during 2012 in the subordinated convertible promissory note carrying value is the result of exchange differences of USD118,000 and amortisation of a discount on the notes of USD154,000.

On 14 September 2012, the Company and JP Morgan Chase entered into a Second Amendment to the Credit Agreement dated 14 September 2011 whereby certain financial ratios contained in the covenants to the Credit Agreement were modified. Under the Second Amendment, the definition of consolidated fixed charges was amended to exclude from such definition the aggregate amount of income taxes paid in cash by the Borrower and the Subsidiaries.

Additionally, the fixed charge coverage ratio covenant levels were amended as follows

Period	Leverage Ratio

Effective Date to but excluding March 31, 2012	1.00 to 1.00
March 31, 2012 to but excluding September 30, 2012	1.10 to 1.00
September 30, 2012 to but excluding March 31, 2013	1.50 to 1.00
March 31, 2013 to but excluding September 30, 2013	1.75 to 1.00
On and after September 30, 2013	2.00 to 1.00

In consideration for amending the agreement, the Borrower was required to pay an amendment fee equal to USD497,000 which will be amortized over the remaining life of the bank loans and is reflected in the carrying amount of the interest-bearing loans and borrowings in the Interim Condensed Consolidated Statement of Financial Position.

13.   Related party disclosures

The following table provides the outstanding amounts with related parties:

		Amounts owed to related parties*

		USD'000
Insight Venture Partners (Ultimate shareholders)	31 December 2011	11,966
	30 September 2012	12,906	**
Bessemer Venture Partners (Ultimate shareholders)	31 December 2011	2,706
	30 September 2012	2,924	**
Greenspring Global Partners (Ultimate shareholders)	31 December 2011	902
	30 September 2012	975	**
GFI Software Holdings Ltd. (Shareholder)	31 December 2011	2,782
	30 September 2012	755
TeamViewer Holdings Ltd. (Shareholder)	31 December 2011	30
	30 September 2012	—
Other related party (Director in subsidiary)	31 December 2011	951
	30 September 2012	953

*      The amounts are classified as Trade and Other Payables, Other Non-Current Payables and Interest Bearing Loans and Borrowings.

**     The amounts include accrued but unpaid interest of USD934,000, USD212,000, and USD71,000 owed to Insight Venture Partners, Bessemer Venture Partners, and Greenspring Global Partners, respectively as at 30 September 2012. At 31 December 2011, the accrued but unpaid interest was immaterial. Accrued interest is included within Trade and Other Payables in the Interim Condensed Consolidated Statement of Financial Position.

Subsequent to the re-purchase of the remaining Class B Preferred Participating Shares during 2011, the Company issued subordinated convertible promissory notes in an aggregate principal amount of EUR13,055,000 (USD17,748,000) to its ultimate shareholders. The movement for the nine months ended 30 September 2012 related to the amortised cost using the effective interest method on the subordinated convertible promissory notes amounting to USD154,000 and to exchange differences arising as a result of conversion from functional currency (EUR) to presentation currency (USD).

The amount due to GFI Software Holdings Ltd. decreased primarily as a result of a balance of USD2,777,000 which was waived by the Shareholder during the three months ended 30 June 2012.

14.   Operating segment information

Prior to January 2012, the Group was organized into one segment. Effective January 2012, the Group reorganized internally into three operating segments. As a result of this change, the Group has provided prior year comparative segment disclosures for the three and nine months ended 30 September 2011 based on this new organizational structure. Discrete financial information is provided to the Chief Operating Decision Maker ("CODM") in order to monitor the operating results of the reportable segments for the purpose of making decisions about resource allocation and performance assessment. The Group's CODM evaluates the Group's performance, based primarily on segment operating results which are measured differently from the operating results in the IFRS Condensed Consolidated Financial Statements. The Group defines billings as revenue plus change in deferred revenue. Adjusted EBITDA is a financial measure that the Group calculates as income (loss) before taxation, adjusted for provision for income taxes; gain on disposal of product lines; unrealised exchange fluctuations; finance costs and revenue; depreciation, amortisation and impairment; share-based compensation, specific extraordinary, non-recurring items, share of profit/(loss) of an associate, plus the change in deferred revenue.

The following tables present the Group's operating segment revenue, measure of profitability and reconciliation to the Group's loss before taxation for the three and nine months ended 30 September 2012 and 2011.

Three months ended 30 September 2012	IT Infrastructure	Collaboration	GFI MAX	Corporate	Consolidated

	USD'000	USD'000	USD'000	USD'000	USD'000
Billings	22,135	23,771	6,144	—	52,050
Revenue	19,759	12,858	6,131	—	38,748
Adjusted EBITDA	2,403	17,586	1,141	(4,042)	17,088(1)

Three months ended 30 September 2011	IT infrastructure	Collaboration	GFI MAX	Corporate	Consolidated

	USD'000	USD'000	USD'000	USD'000	USD'000
Billings	21,140	23,406	3,636	—	48,182
Revenue	18,838	8,182	3,537	—	30,557
Adjusted EBITDA	2,776	17,915	629	(4,632)	16,688(1)

Nine months ended 30 September 2012	IT infrastructure	Collaboration	GFI MAX	Corporate	Consolidated

	USD'000	USD'000	USD'000	USD'000	USD'000
Billings	65,707	76,518	16,686	—	158,911
Revenue	58,189	35,029	16,239	—	109,457
Adjusted EBITDA	5,803	58,690	2,521	(15,062)	51,952(1)

Nine months ended 30 September 2011	IT infrastructure	Collaboration	GFI MAX	Corporate	Consolidated

	USD'000	USD'000	USD'000	USD'000	USD'000
Billings	63,067	67,341	10,095	—	140,503
Revenue	56,417	20,667	9,662	—	86,746
Adjusted EBITDA	8,280	52,095	1,684	(9,778)	52,281(1)

	Three Months Ended		Nine Months Ended
	30 September 2011	30 September 2012	30 September 2011	30 September 2012

	USD'000	USD'000	USD'000	USD'000
Consolidated billings	48,182	52,050	140,503	158,911
Change in deferred revenue	17,625	13,302	53,757	49,454
Total consolidated revenue	30,557	38,748	86,746	109.457

Unallocated expenses and reconciling items:	Three Months Ended		Nine Months Ended
	30 September 2011	30 September 2012	30 September 2011	30 September 2012

	USD'000	USD'000	USD'000	USD'000
Adjusted EBITDA	16,688(1)	17,088(1)	52,281(1)	51,952(1)
Reconciling items:
Change in deferred revenue	(17,625)	(13,302)	(53,757)	(49,454)
Unrealized exchange fluctuations	(3,307)	2,894	1,130	(159)
Gain on disposals	—	—	95	—
Share-based compensation	(3,109)	(1,818)	(7,963)	(5,867)
Share of loss in associate	—	(49)	—	(49)

EBITDA	(7,353)	4,813	(8,214)	(3,577)
Depreciation, amortization and impairment	(6,286)	(3,800)	(18,666)	(15,997)
Finance revenue	21	9	71	49
Finance costs	(2,204)	(4,388)	(5,379)	(13,884)

Loss before taxation	(15,822)	(3,366)	(32,188)	(33,409)

(1)    Included in Adjusted EBITDA are realized foreign exchange gains and losses that are included in general and administrative expenses within the Condensed Consolidated Statement of Operations. Realised foreign exchange gains/(losses) included in Adjusted EBITDA and general and administrative expenses were USD(311,000) and USD(1,032,000) for the three and nine months ended 30 September 2012 (USD(235,000) and USD(329,000) for the three and nine months ended 30 September 2011).

Assets and liabilities are not a part of segment results provided to or reviewed by the CODM and are managed instead on a group level and, as such, are not disclosed.

15.    Events after the reporting period

On 24 October 2012, the Company raised its share capital by an amount of EUR8 to EUR368,758 by the issuance of 833 Class A Common Shares with a par value of EUR0.01 each to GFI Software Holdings, Ltd. for EUR10,428 which was paid in cash.

On 24 October 2012, by a shareholders resolution, the Company became a joint stock company (société anonyme) and changed its name to GFI Software S.A.

As indicated in note 1, effective 14 November 2012, the Company effected a 1-for-3 reverse stock split of its Class A Common Shares.

Effective 14 November 2012, the Company raised its share capital by an amount of EUR95 to EUR368,853 by the issuance of 9,472 Class A Common Shares with a par value of EUR0.01.

GFI Software S.A.

Common Shares

Prospectus
                , 2012

J.P. Morgan	Credit Suisse	Jefferies

Stifel Nicolaus Weisel
BMO Capital Markets
Needham & Company
Oppenheimer & Co.

Until                            , 2013, all dealers that buy, sell or trade the common shares may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 6.    Indemnification of Directors and Officers

Under Luxembourg law, indemnification provisions may be included in the articles of association and accordingly our articles of association provide that we shall indemnify any of our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably could believe to be in or not opposed to our best interests. Prior to this offering, we have entered into indemnification agreements with each member of our Board and our executive officers. We anticipate that these indemnification agreements will remain in effect upon the completion of this offering.

The underwriting agreement for this offering, a form of which is filed as an exhibit to this registration statement, provides that the underwriters are obligated, under certain circumstances, to indemnify our officers and directors and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 7.    Recent sales of unregistered securities

The information below sets forth information regarding all securities sold by us without registration under the Securities Act within the past three years. Also included is the consideration, if any, received by us for the sale of such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exception from registration was claimed.

Share options

The table below summarizes our options issued within the past three years, as adjusted to give effect to a 3-for-1 reverse stock split, or "share merger" under Luxembourg law, which our shareholders approved on November 14, 2012. Grants of share options under our equity incentive plan were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act, and the rules and regulations promulgated thereunder (including Regulation D and Rule 506), Regulation S, as offshore transactions by an issuer with no directed selling efforts in the United States, or Rule 701, as transactions pursuant to a compensatory benefit plan. Recipients of share options represented to us their intention to acquire securities for investment only and to hold the securities for an indefinite period. Where relevant, recipients of options issued in reliance on Section 4(2) of the Securities Act represented to us that they were "accredited investors," as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act, and either received adequate information about the Company or had access, as a result of their service for the Company, to such information. None of the transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

Grant date	Options granted	Exercise price per share

March 14, 2011	2,783,511	$12.84
June 16, 2011	721,831	16.11
June 28, 2011	403,466	16.11
July 18, 2011	33,333	16.11
August 26, 2011	90,995	16.98
September 6, 2011	21,666	16.98
September 12, 2011	33,333	16.98
September 24, 2011	69,326	16.98
January 26, 2012	199,994	17.34
March 1, 2012	33,333	17.34
May 22, 2012	188,330	30.00
June 4, 2012	3,333	30.00
June 29, 2012	370,000	25.17
September 12, 2012	149,995	20.49

Share issuances

As described in the prospectus under "Description of share capital—Historical development of the share capital of the registrant," during the period beginning on June 10, 2009 and ending on November 9, 2011, the registrant issued shares in several instances to a total of three investors, each organized under the laws of a jurisdiction other than those of the United States. These issuances were made to investors outside the United States pursuant to Regulation S, as offshore transactions by an issuer with no directed selling efforts in the United States and pursuant to Section 4(2) of the Securities Act because the sales did not involve any public offering.

On November 9, 2011, in connection with a series of events impacting the share capital of the Company, the Company issued 3,870,257 (1,290,085 on a post-split basis) class A common shares to various U.S. and foreign investors in exchange for a cash contribution of €38,702.57 ($52,620.01). This issuance was made to investors outside the United States pursuant to Regulation S, as offshore transactions by an issuer with no directed selling efforts in the United States, and to U.S. investors pursuant to Section 4(2) of the Securities Act because the sales did not involve any public offering.

On January 31, 2012, in connection with the exercise of certain share options of the Company granted to two individuals, the Company issued 42,158 (14,052 on a post-split basis) class A common shares for a cash contribution totaling €136,891.17 ($178,684.04). On July 31, 2012, in connection with the exercise of share options of the Company granted to one individual, the Company issued 4,000 (1,333 on a post-split basis) class A common shares for a cash contribution totaling €17,601.90 ($21,676.74). In accordance with the terms of the Company's equity incentive plan, the class A common shares were issued in the name of GFI Software Holdings Ltd., acting as a fiduciary on behalf of the two individuals. These issuances were made pursuant to Regulation S, as offshore transactions by an issuer with no directed selling efforts in the United States, or Rule 701, as transactions pursuant to a compensatory benefit plan.

On October 24, 2012, in connection with the exercise of share options granted to one individual, the Company issued 2,500 (833 on a post-split basis) class A common shares for a cash contribution of €10,427.60 ($13,499.57). This issuance was made outside the United States pursuant to Regulation S, as an offshore transaction by an issuer with no directed selling efforts in the United States, or Rule 701, as a transaction pursuant to a compensatory benefit plan.

On November 14, 2012, in connection with the exercise of share options of the registrant granted to one individual, the Company issued 28,417 (9,472 on a post-split basis) common shares for a cash contribution of €95,504.33 ($121,624.76). This issuance was made pursuant to Section 4(2) of the Securities Act because the sale did not involve any public offering, or Rule 701, as a transaction pursuant to a compensatory benefit plan.

See "Description of share capital—Historical development of the share capital of the registrant" of the prospectus included with this registration statement.

Corporate reorganization

As described in the prospectus under "Corporate reorganization," on October 24, 2012, the shareholders of the Company converted the Company from a Luxembourg limited liability company (société à responsabilité limitée) to a Luxembourg joint stock company (société anonyme). The conversion of the Company from a Luxembourg limited liability company to a Luxembourg joint stock company could be deemed to be subject to the terms of Rule 145 promulgated under the Securities Act on the basis that there is an offer or sale of a new or different security upon the conversion of the Company's corporate form. In the event that the Company's corporate reorganization is deemed to be subject to Rule 145, the corporate reorganization would be exempt from the registration requirements of Section 5 of the Securities Act pursuant to the exemptions provided by Section 3(a)(9) of the Securities Act, as an exchange between the Company and its existing securityholders, and Section 4(2) of the Securities Act, as a transaction not involving a public offering.

Item 8.    Exhibits and financial statement schedules

Exhibits

See the exhibit index which is incorporated herein by reference.

Financial statement schedules

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 9.    Undertakings

(a)    The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby undertakes that:

  (1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on November 19, 2012.

GFI SOFTWARE S.A.
By:	/s/ WALTER SCOTT Walter Scott Chief Executive Officer, Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form F-1 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ WALTER SCOTT Walter Scott	Director Chief Executive Officer (principal executive officer)	November 19, 2012
/s/ PAUL GOODRIDGE Paul Goodridge	Director Chief Financial Officer (principal financial and accounting officer)	November 19, 2012
/s/ INGO BEDNARZ Ingo Bednarz	Director	November 19, 2012
Holger Felgner	Director	November 19, 2012
Jeffrey Horing	Director	November 19, 2012
Michael Triplett	Director	November 19, 2012
Robert P. Goodman	Director	November 19, 2012
William Thomas	Director	November 19, 2012
Derek Zissman	Director	November 19, 2012
Paul Walker	Director	November 19, 2012

Authorized representative in the United States:
GFI USA, Inc.
By:	/s/ WALTER SCOTT
	Name:	Walter Scott
	Title:	Chief Executive Officer
*By:	/s/ WALTER SCOTT Walter Scott Attorney-in-Fact

Exhibit index

Exhibit number		Exhibit description
1.1	*	Form of Underwriting Agreement
3.1		Articles of Association of GFI Software S.A.
4.5	#	Form of Registration Rights Agreement, to be in effect upon completion of the offering
5.1	#	Opinion of Arendt & Medernach, Luxembourg counsel to the registrant, as to the validity of the common shares
8.1	#	Opinion of Willkie Farr & Gallagher LLP as to certain U.S. tax matters
10.1	#	Credit Agreement, dated September 14, 2011, among GFI Software S.à r.l., TV GFI Holding Company S.à r.l., the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent
10.2	#	Incremental Facility Agreement, dated September 30, 2011, among GFI Software S.à r.l., TV GFI Holding Company S.à r.l., Bank of Montreal and JPMorgan Chase Bank, N.A., as Administrative Agent
10.3	#
First Amendment and Waiver, dated December 20, 2011, to the Credit Agreement among GFI Software S.à r.l., TV GFI Holding Company S.à r.l., the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent
10.4	#
Second Amendment, dated September 14, 2012, to the Credit Agreement among GFI Software S.à r.l., TV GFI Holding Company S.à r.l., the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent
10.5	#	GFI Software S.à r.l. Amended and Restated Share Option Plan
10.6		GFI Software S.A. 2012 Share Incentive Plan, and forms of award agreements
10.7	#	Employment Offer Letter, dated October 28, 2008, between GFI USA, Inc. and Walter Scott
10.8	#	Service Agreement, dated June 18, 2012, between GFI Software Limited and Paul Goodridge
10.9	#	Employment Offer Letter, dated December 16, 2011, between GFI USA, Inc. and Pierre-Michel Kronenberg
10.10	#	Contract of Employment, dated July 4, 2011, between GFI Software GmbH and Ingo Bednarz
10.11	#	Service Contract, effective October 1, 2010, between Iapetos Holding GmbH and Holger Felgner
10.12	#	Contract of Employment, dated July 30, 2010, between HoundDog Technology Limited and Alistair Forbes
10.13	#	Employment Offer Letter, dated December 1, 2008, between GFI Software Limited and Phil Bousfield
10.14	#	Director Offer Letter, dated July 9, 2011, between TV Holding S.à r.l. and Bill Thomas
10.15	#	Director Offer Letter, dated July 9, 2011, between TV Holding S.à r.l. and Paul Walker
10.16	#	Director Offer Letter, dated July 24, 2012, between GFI Software S.à r.l. and Derek Zissman
10.17	#	Form of Director Indemnification Agreement
10.18	#	Form of Executive Officer Indemnification Agreement
16.1		Letter from Ernst & Young Malta Limited dated November 19, 2012, addressed to the SEC provided in connection with change in independent registered public accounting firm

Exhibit number		Exhibit description
21.1	#	Subsidiaries of GFI Software S.A.
23.1		Consent of Ernst and Young Malta Limited, independent public registered accounting firm
23.2		Consent of Ernst and Young GmbH Wirtschaftsprüfungsgesellschaft, independent public registered accounting firm
23.3		Consent of Ernst and Young LLP, independent certified public accountants
23.4	#	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 8.1)
23.5	#	Consent of Arendt & Medernach (included in Exhibit 5.1)
24.1	#	Power of Attorney
99.1	#	Confidential Submission of Draft Form F-1 by GFI Software S.à r.l. (to be converted to GFI Software S.A.)
99.2	#	Confidential Submission of Amendment No. 1 to Draft Form F-1 by GFI Software S.à r.l. (to be converted to GFI Software S.A.)
99.3	#	Confidential Submission of Amendment No. 2 to Draft Form F-1 by GFI Software S.à r.l. (to be converted to GFI Software S.A.)
99.4	#	Confidential Submission of Amendment No. 3 to Draft Form F-1 by GFI Software S.à r.l. (to be converted to GFI Software S.A.)

*
To be filed by amendment.

#
Previously filed.